Annual Report 2012.


13003045

LB≡BW Annual Report 2012.

Landesbank Baden-Württemberg

LB≡BW

Key figures of the LBBW Group.

Income statement (EUR million)	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011[2]
Net interest income	2 057	2 298
Net fee and commission income	514	536
Net gains/losses from financial instruments measured at fair value through profit or loss	24	-33
Other operating income/expenses[1]	-33	194
Total operating income/expenses	**2 562**	**2 995**
Allowances for losses on loans and advances	-143	-160
Net gains/losses from financial investments, net income/expenses from investments accounted for using the equity method and from profit/loss transfer agreements	135	-716
Administrative expenses	-1 860	-1 727
Operating result	**694**	**392**
Guarantee commission for the State of Baden-Württemberg	-305	-306
Impairment of goodwill	0	-15
Net income/expenses from restructuring	10	15
Net consolidated profit/loss before tax	**399**	**86**
Income tax	-1	-20
Net consolidated profit/loss	**398**	**66**

Balance sheet figures (EUR billion)	31 Dec. 2012	31 Dec. 2011[2]
Total assets	336.3	373.1
Risk position	95.8	107.7
Equity[3]	20.0	20.9

Regulatory figures	31 Dec. 2012	31 Dec. 2011
Core capital (EUR billion)	14.7	13.8
Own funds (EUR billion)	18.8	18.6
Core capital ratio (Tier 1 ratio) (in %)	15.3	12.9
Total ratio in accordance with SolvV (in %)	19.7	17.2

Employees	31 Dec. 2012	31 Dec. 2011
Group	11 642	12 231

Rating (27 March 2013)

Rating agency	Long-term rating	Long-term rating	Financial strength	Pfandbriefe (public covered bonds)	Pfandbriefe (mortgage-backed covered bonds)
	guaranteed obligations	unguaranteed obligations			
Moody's Investors Service	Aaa[4]	A3	D+	Aaa	Aaa
Fitch Ratings	AAA	A+	bbb-	AAA	-

1) In addition to other operating income/expenses, this item also includes net income/expenses from investment property.
2) After taking into account adjustments in accordance with IAS 8.
3) Equity plus subordinated capital in accordance with IFRS.
4) Outlook negative.
Figures may be subject to rounding differences.

2012

Foreword and reports 2

Group management report 37

Consolidated financial statements 122

Further information 225

Foreword by the Board of Managing Directors.

Dear customers, dear business partners of the LBBW Group,

2012 was another difficult year for the banking sector. Above all, the low interest rates and restraint shown by investors in view of the uncertain environment, but also a setting that is highly critical of banks, together with regulatory changes constitute major challenges for the entire financial sector.

In spite of this it was a successful year for Landesbank Baden-Württemberg: In 2012 the Group generated net income for the year after taxes of EUR 398 million (pursuant to IFRS accounting standards). After posting a net income figure of EUR 66 million after taxes in 2011, in the 2012 financial year we generated net income in all four quarters. This is gratifying. It shows that the turnaround has been achieved and that the process of restructuring which was started in 2009 and which we have now largely completed, is being reflected in more stable earnings structures. However, for us it is equally important that we have successfully reduced risks and that the organizational and structural adaptation to the very stringent requirements for banks in the medium term has already been broadly successful.

This positive trend is also reflected in the Bank's individual financial statements (under German GAAP) and makes it possible to service the silent partnership contributions and profit participation certificates again for the first time since 2008. Furthermore, a good 40% of the payouts not effected in the past few years will now be realized. All in all, we were able to pay out almost EUR 600 million to the holders of silent partnership contributions and profit participation certificates.

Once again the basis for this gratifying result was an overall solid performance in our customer business. Our three operating segments – Corporates (including real estate finance), Retail/Savings Banks and Financial Markets – each contributed to the result in the year 2012, both individually and by networking with each other. This confirms that our business model, which is now consistently customer-oriented, is appropriate and is having a long-term impact.

Apart from this, in 2012 we continued to successfully reduce risks, save cost positions and improve our capital ratio. And we are also on the home straight with regard to consolidation of the portfolio of equity investments and cutbacks in personnel. We have rigorously cut back the amount of our non-customer-oriented credit substitute business with its associated risks and volatilities to EUR 22 billion. Prior to restructuring the amount was still EUR 95 billion; we will systematically continue to reduce this amount. Last year we reduced our risk weighted assets from EUR 108 billion to less than EUR 96 billion. Prior to restructuring the figure was EUR 178 billion. At the same time the Tier 1 capital ratio increased to 15.3 percent.

Thanks to this reduction of risks and the conversion of silent partnership contributions by our owners amounting to EUR 2.2 billion as at 1 January 2013, we are, as things stand at present, well prepared for the future stricter regulatory capital requirements for banks.

As we see it, the banking sector is facing a radical change, as a result of which the classic customer bank will once again become the definitive benchmark. There are many indications that in future banks will only be able to survive in the long term if they meet three prerequisites: They must have a sufficient customer base, create economic value added for the real economy and manage their business in a cost-efficient and profitable manner under increasingly difficult conditions.

We believe that LBBW is well-positioned to fulfill these requirements. With its numerous customer relationships in corporate and private customer business, often built up over decades, the Bank has a sound basis for business. The consistent and timely alignment of the business model to the classic customer business, the reduction of non-customer-oriented activities and growth initiatives in selected areas of business have further refined the profile of our Bank.

The business model aside, social acceptance is becoming an increasingly important factor for the success of a bank. Ultimately, this can only be achieved with a sustainable strategy. For us this means focusing on customer relationships that are stable over the long term and based on trust, thereby making them sustainable, in addition to serious products and professional advice. We are convinced that all these factors place us in a good position to assert ourselves against our competitors and to make further progress in regaining lost confidence.

Looking forward to the 2013 financial year, we expect the surrounding conditions to remain challenging for financial institutions. Against this backdrop we will continue to devote a great deal of attention to the controlled expansion of customer business and the reduction of risks.

We would like to take this opportunity to thank our owners, who support our Bank's strategic orientation to the long term, once more for the commitment they have shown during the restructuring and for their readiness to convert their silent partnership contributions. We would like to thank you, our customers, for your trust and your suggestions. We would also like to extend our thanks for the appreciation we received from many of you for our work last year; we were particularly gratified by this especially given the current problematic way banks are perceived by the public.

Last but not least, we would like to thank our employees, who once again showed their profound willingness to change and work hard with such a high level of expertise in the last year, and without whom we could not have achieved what Landesbank Baden-Württemberg did achieve in 2012.

Yours sincerely,

The Board of Managing Directors



HANS-JÖRG VETTER
Chairman



MICHAEL HORN
Deputy Chairman



KARL MANFRED LOCHNER



INGO MANDT



HANS-JOACHIM STRÜDER

Report of the Supervisory Board.

Ladies and gentlemen,

Landesbank Baden-Württemberg is well-positioned with its customer-oriented business model in what remains a tough environment. The Bank's consistent realignment in the 2012 financial year was, for the most part, concluded at year-end. In the scope of the restructuring initiated in 2009, for example, it consistently scaled back its risk weighted assets, especially in the credit-investment-portfolio (credit substitute business, which is no longer part of the core banking activities). This also enabled it to further reduce its investment portfolio, improve its equity figures and, based on voluntary offers relating to personnel, reach an agreement on roughly 2 400 full-time job cuts. The resolutions by the annual general meeting in December 2012 on the conversion of initially EUR 2.2 billion in owners' silent partnership contributions into core Tier 1 capital from today's perspective also ensure that LBBW will meet the significantly higher regulatory capital requirements placed on banks in the future as well.

In the past financial year the Supervisory Board advised the Board of Managing Directors of LBBW on the management of the Company and regularly monitored the business management of LBBW. The Board of Managing Directors of Landesbank Baden-Württemberg regularly informed us on major developments within the Bank and the Group in 2012 in a regular, timely and comprehensive manner. We intensively discussed the economic situation of the individual business units and the business situation of the LBBW Group with the Board of Managing Directors. We also obtained information on the risk, liquidity and capital management of the Bank as well as on transactions and events of considerable importance for the Bank and advised the Board of Managing Directors on these matters. Wherever necessary, we made the required decisions after the requisite discussions. In this context, the sale of the LBBW residential real estate portfolio and the influence of the sovereign debt crisis on LBBW ought to be mentioned. In addition, we discussed the progress of the restructuring while at the same time critically scrutinizing and monitoring the corporate governance and planning of LBBW, even between meetings. In the 2012 financial year the Supervisory Board once again dealt with a large number of statutory and regulatory changes. These included, for example, the effects of the decisions regarding Basel III, the requirements of supervisory authorities with respect to capital and liquidity ratios and to compliance and the internal control system. The Supervisory Board also dealt with the regulatory, accounting and economic perspectives of the Bank's management. We furthermore regularly requested presentations on LBBW's major equity investments at various Supervisory Board meetings. Between the meetings I, as Chairman of the Supervisory Board, maintained regular contact with the Chairman of the Board of Managing Directors in order to discuss key developments and decisions. The Supervisory Board was involved in decisions of major importance for LBBW and, when required, granted its approval after extensive consultation and examination. The Supervisory Board and its committees performed the tasks entrusted to them in accordance with the law and articles of association.

Supervisory Board meetings.

In the year under review, the Supervisory Board held a total of seven meetings, each of which was attended by representatives of the supervisory authorities for law and banking.

We critically reviewed the report of the Board of Managing Directors for the Supervisory Board and its committees and in some cases requested additional information, which was always provided promptly and to our satisfaction.

The subject of all ordinary meetings of the Supervisory Board comprised the regular reports by the Board of Managing Directors on the current situation and the reports by the respective committee chairpersons from the committees. Any decisions required on the basis of changes in the committees or the allocation of responsibilities of the Board of Managing Directors were made.

After detailed, comprehensive consultation, in the meeting on 13 February 2012 we agreed to the acceptance proposed by the Board of Managing Directors of LBBW to the offer of the consortium led by PATRIZIA Immobilien AG to purchase the residential real estate portfolio of

LBBW Immobilien GmbH and its investees. The sale of the residential real estate was based on the implementation of the EU requirement »Spin-off and sale of the residential real estate portfolio of the LBBW Immobilien Group«. Another purpose of the meeting was the report from the meetings of the Audit Committee.

In addition to the regular reporting by the Board of Managing Directors to the Supervisory Board, which provided information on the current developments in Greece and the effects of the rating change by Moody's, among other things, and the reports by the respective committee chairpersons from the committees, our meeting on 23 February 2012 also dealt with the partial outsourcing of IT at LBBW, the current state of the capital requirement planning and the talks with owners carried out in connection with this. Another purpose of the decision-making was the allocation of responsibilities within the Board of Managing Directors and matters relating to equity investments.

The focus of the meeting on 15 March 2012 was a personnel-related decision, namely on who would fill the position of Chief Operating Officer (COO) at LBBW in the future. The Supervisory Board resolved to follow the recommendation of the Executive Committee and appoint Dr. Martin Setzer as the new Chief Operating Officer as at 1 July 2012. Dr. Setzer is scheduled to join the Board of Managing Directors at the Bank after meeting the legal requirements of the German Banking Act.

At its »balance sheet meeting« on 20 April 2012, the Board of Managing Directors first presented its report for the 2011 financial year. Based on the recommendations of the Audit Committee and the subsequent detailed discussion with auditor KPMG, we established the 2011 annual financial statements and acknowledged the 2011 consolidated financial statements. In addition, we approved the proposal made by the Audit Committee to the annual general meeting to appoint KPMG as statutory auditor and auditor pursuant to Section 36 of the German Securities Trading Act for the 2012 financial year. The Supervisory Board also acknowledged the detailed report by the Remuneration Committee in 2011 according to the Institution Remuneration Ordinance and dealt with the remuneration of the Board of Managing Directors. In addition, we also decided on the changes to the allocation of responsibilities within the Board of Managing Directors.

In the meeting on 16 July 2012, we took note of the status of the partial IT outsourcing and the transition agreement associated with this. We then dealt with the human resources strategy of LBBW for the years 2012/2013 and acknowledged the overall results of the Bank's employee survey from 2011.

In addition to the regular reporting, in the meeting on 20 September 2012 we also dealt with the half-year report of 2012 and, among other things, matters relating to equity investments and the results of the efficiency audit of the Supervisory Board and committee work, which we had carried out with the support of an independent external advisor.

At the last meeting of the calendar year, on 17 December 2012, we discussed the business strategy as well as the major events of the risk report from 30 September 2012 in the scope of the reports from the committees. We also focused on the 2013 business plan and the medium-term plan for the years 2013 to 2017 as well as the partial IT outsourcing.

Supervisory Board committees.

The Supervisory Board set up three committees from among its number. The current composition is shown on pages 14 - 15 of this annual report.

The Executive Committee met six times in the period under review. The subject of the consultations was the preparation of the meetings of the full Supervisory Board, especially personnel matters and questions of remuneration for the Board of Managing Directors as well as strategic topics, such as capital requirement planning and the restructuring. In addition, decisions were made that are actually the responsibility of the Executive Committee.

The Audit Committee held a total of seven meetings in 2012. In the presence of auditor KPMG, it discussed the annual financial statements and the consolidated financial statements of LBBW as well as the audit reports. The Audit Committee obtained the auditor's declaration of independence and after receiving approval from the annual general meeting placed the audit mandate with the auditor KPMG. The Audit Committee agreed on the main points of the audit and the fee with the auditor. Furthermore, the Audit Committee dealt with orders to be placed with the auditor for services to support projects, but not connected with the audit, and placed these with the auditor. It furthermore newly regulated the mandating of advisory services. In addition, it discussed the report on the first half of the year with the Board of Managing Directors and the auditor. The Audit Committee obtained regular reports on the current status and results of the audit of annual financial statements. The committee also confirmed the effectiveness of internal control, risk, auditing and compliance systems and monitored the accounting process. The Audit Committee checked the focuses of activity of the Internal Auditing department and its material and staffing resources. The Bank's Compliance and Internal Auditing departments regularly reported on ongoing topics in the committee. Likewise, the Audit Committee was kept informed about the status of special audits and complaints by the regulatory authorities. The meetings of the Audit Committee were attended by representatives of the auditor, who reported on their auditing activities.

In a total of eleven meetings, the Risk Committee held in-depth discussions on the Bank's risk situation and risk management and the Bank's exposures requiring disclosure in accordance with the law, articles of association and bylaws, and granted its approval where this was required. Altogether the committee dealt with the Bank's credit, market price, liquidity, investment, legal, reputation and operational risks, which, like the discussion of the risk-bearing capacity, formed part of the regular reporting in the Board of Managing Directors' risk reports. The Risk Committee discussed the business strategy and, extrapolated from this, the consistent Group risk strategy with the Board of Managing Directors. Various portfolios were looked at in detail due to economic or regulatory developments. These included regular reporting on the development of the wind-down of the LBBW credit substitute business.

As part of the reporting by the respective chairpersons of the committees, the members of the Supervisory Board were regularly informed about the work of the committees and the resolutions passed by them.

All members of the Supervisory Board attended the meetings of the Supervisory Board and the committees in 2012, with only a few exceptions (average attendance 88%).

Training and further training measures.

The members of the Supervisory Board assumed responsibility for taking part in the training and further training measures necessary for their tasks. They were given appropriate support for this by LBBW. In addition to individual further training measures, in a total of three workshops the Supervisory Board received training from external specialists. The topics of »general legal conditions and requirements placed on supervisory bodies of credit institutions« and the »management of the Bank as a whole« were addressed. An outlook on forthcoming regulatory, accounting and legal topics for 2013 was also issued.

Annual and consolidated financial statements.

The auditor KPMG audited the 2012 single-entity and consolidated financial statements of LBBW, including the management reports. An unqualified auditor's certificate was granted. The annual financial statements were drawn up in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch - HGB) and the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The documentation relating to the financial statements and the principal auditor's reports were forwarded to all members of the Supervisory Board in good time. The members of the Audit Committee also received all the documents and explanations of the audit reports; all members of the Supervisory Board had an opportunity to inspect the documents. The auditor attended each meeting of the Audit Committee and the Supervisory Board, explained the main results of the audit and was available to answer questions. At its balance sheet meeting on 15 April 2013, the Audit Committee discussed the documentation relating to the financial statements in detail with the Board of Managing Directors and the auditor.

At its meeting on 22 April 2013, after inspecting the documents and discussing them in detail, the Audit Committee agreed with the Audit Committee's recommendation that no objections were to be raised to the annual and consolidated financial statements. The Supervisory Board established the single-entity financial statements prepared by the Board of Managing Directors with effect from 31 December 2012 and acknowledged the consolidated financial statements for 2012.

Conflicts of interest.

The Risk Committee dealt with the credit approvals required in line with Section 15 of the German Banking Act (Kreditwesengesetz - KWG) and the approvals in accordance with the bylaws. Those members of the Supervisory Board who, at the time of the resolutions, were members of the decision-making bodies of the borrower concerned or were exposed to a possible conflict of interest for other reasons, did not participate in the vote.

Legal disputes.

In the Supervisory Board and the respective committees we continuously obtained detailed information on major legal disputes. As and when required, we consulted external specialists.

Personnel changes in the Board of Managing Directors and the Supervisory Board.

There were various changes within the Supervisory Board and the Board of Managing Directors of LBBW.

Professor Dr. Wolfgang Schuster resigned his mandate on the Supervisory Board of LBBW upon expiration of his tenure as mayor of the Baden-Württemberg state capital of Stuttgart on 6 January 2013. Based on the municipal council resolution from 20 December 2012, the capital city of Stuttgart delegated Mr. Fritz Kuhn as Professor Dr. Schuster's successor as mayor of Stuttgart with effect from 7 January 2013.

Mr. Karl Manfred Lochner joined LBBW on 1 January 2012 as the Board of Managing Directors' new member and succeeded Mr. Joachim E. Schielke as the head of the Group-wide corporate customer business. At the same time Mr. Lochner joined the Board of Managing Directors of BW-Bank effective 1 January 2012.

Mr. Rudolf Zipf, member of the Board of Managing Directors of Landesbank Baden-Württemberg, made the decision, at his own request, to retire on 1 April 2012 after 20 years as member of the Board of Managing Directors at LBBW and prior to that at BW-Bank AG.

Mr. Hans-Joachim Strüder left LBBW upon expiration of his contract on 31 March 2013 after eight years of service as a member of the Board of Managing Directors.

The market situation, which in parts remains very difficult, and the restructuring of LBBW largely concluded in 2012 have also given rise to the need for special efforts in the past financial year. On behalf of the members of the Supervisory Board, I would like to thank the Board of Managing Directors and the employees for their considerable personal commitment and their performance in what was a challenging financial year of 2012.

For the Supervisory Board



HANS WAGENER
Chairman

Supervisory Board of LBBW.

Chairman.

HANS WAGENER
Auditor, tax consultant

Deputy Chairman.

DR. NILS SCHMID MdL
Deputy Minister-President,
Finance Minister of the State of Baden-Württemberg

Members.

HANS BAUER
Employee representative of
Landesbank Baden-Württemberg

HARALD COBLENZ
Employee representative of
Landesbank Baden-Württemberg

WOLFGANG DIETZ
Lord Mayor of the town of
Weil am Rhein

WALTER FRÖSCHLE
Employee representative of
Landesbank Baden-Württemberg

HELMUT HIMMELSBACH
Chairman of the Supervisory Board of
Südwestdeutsche Salzwerke AG

PROFESSOR DR. SC. TECHN. DIETER HUNDT
Chairman of the Supervisory Board of
Allgaier Werke GmbH

JENS JUNGBAUER
Employee representative of
Landesbank Baden-Württemberg

BETTINA KIES-HARTMANN
Employee representative of
Landesbank Baden-Württemberg

FRITZ KUHN
from 7 January 2013
Lord Mayor of the State Capital of Stuttgart

KLAUS-PETER MURAWSKI
State Secretary in the State Ministry of
Baden-Württemberg and Head of the State Chancellery

GÜNTHER NOLLERT
Employee representative of
Landesbank Baden-Württemberg

DR. FRITZ OESTERLE
Attorney at law, law firm Oesterle

MARTIN PETERS
Managing Partner of the Eberspächer Group

NORBERT H. QUACK
Attorney at law, notary,
law firm Quack Gutterer & Partner

CLAUS SCHMIEDEL MdL
Chairman of the SPD Parliamentary
Group in the State Parliament of
Baden-Württemberg

PETER SCHNEIDER
President of the Sparkassenverband
Baden-Württemberg (the Savings Bank
Association of Baden-Württemberg)

PROFESSOR DR. WOLFGANG SCHUSTER
until 6 January 2013
Retired Lord Mayor of the State Capital
of Stuttgart

DR.-ING. HANS-JOCHEM STEIM
Chairman of the Supervisory Board of
Hugo Kern und Liebers GmbH & Co. KG

VOLKER WIRTH
Savings Bank Director, Chairman of the
Board of Managing Directors of Sparkasse
Singen-Radolfzell

NORBERT ZIPF
Employee representative of Landesbank
Baden-Württemberg

Executive Committee of LBBW.

Chairman.

HANS WAGENER
Auditor, tax consultant

Deputy Chairman.

DR. NILS SCHMID MdL
Deputy Minister-President,
Finance Minister of the State of Baden-Württemberg

Members.

FRITZ KUHN
from 24 January 2013
Lord Mayor of the State Capital of
Stuttgart

PETER SCHNEIDER
President of the Sparkassenverband
Baden-Württemberg (the Savings Bank
Association of Baden-Württemberg)

PROFESSOR DR. WOLFGANG SCHUSTER
until 6 January 2013
Retired Lord Mayor of the State Capital
of Stuttgart

NORBERT ZIPF
Employee representative of
Landesbank Baden-Württemberg

Audit Committee of LBBW.

Chairman.

VOLKER WIRTH
Savings Bank Director, Chairman of the Board of Managing Directors of Sparkasse Singen-Radolfzell

Deputy Chairman.

KLAUS-PETER MURAWSKI
State Secretary in the State Ministry of Baden-Württemberg and Head of the State Chancellery

Members.

HELMUT HIMMELSBACH
Chairman of the Supervisory Board of Südwestdeutsche Salzwerke AG

GÜNTHER NOLLERT
Employee representative of Landesbank Baden-Württemberg

DR. FRITZ OESTERLE
Attorney at law, law firm Oesterle

NORBERT H. QUACK
Attorney at law, notary, law firm Quack Gutterer & Partner

PETER SCHNEIDER
President of the Sparkassenverband Baden-Württemberg (the Savings Bank Association of Baden-Württemberg)

DR.-ING. HANS-JOCHEM STEIM
Chairman of the Supervisory Board of Hugo Kern und Liebers GmbH & Co. KG

Guest.

HANS WAGENER
Auditor, tax consultant

Risk Committee of LBBW.

Chairman.

PETER SCHNEIDER
President of the Sparkassenverband Baden-Württemberg (the Savings Bank Association of Baden-Württemberg)

Deputy Chairman.

HANS WAGENER
Auditor, tax consultant

Members.

WOLFGANG DIETZ
Lord Mayor of the town of Weil am Rhein

WALTER FRÖSCHLE
Employee representative of Landesbank Baden-Württemberg

PROFESSOR DR. SC. TECHN. DIETER HUNDT
Chairman of the Supervisory Board of Allgaier Werke GmbH

CLAUS SCHMIEDEL MdL
Chairman of the SPD Parliamentary Group in the State Parliament of Baden-Württemberg

NORBERT H. QUACK
Attorney at law, notary, law firm Quack Gutterer & Partner

VOLKER WIRTH
Savings Bank Director, Chairman of the Board of Managing Directors of Sparkasse Singen-Radolfzell

Corporate governance at LBBW.

Landesbank Baden-Württemberg places great importance on good corporate governance. In the course of the restructuring of the LBBW Group that followed the approved injection of capital and granting of guarantees by the owners in 2009, the corporate governance structure at LBBW also underwent fundamental change. Within the framework of the change in the law and to the articles of association of Landesbank Baden-Württemberg, the supervisory bodies of LBBW were restructured and the functions of the new statutory bodies, such as the annual general meeting, the Supervisory Board and the Board of Managing Directors, were defined accordingly to achieve a clearer division of responsibilities and greater transparency. To comply with the decision by the EU Commission, the powers of the annual general meeting were limited to the typical duties of an annual general meeting under stock corporation law, particularly the rights to be informed and the passing of resolutions on the appropriation of profit. The functions of overseeing and supervising the Board of Managing Directors are brought together exclusively in the Supervisory Board. The Board of Managing Directors retains its responsibility for day-to-day, operational management.

LBBW takes account of key aspects of the German Corporate Governance Code that go beyond the stipulations from the European Commission. The German Corporate Governance Code is a set of essential legal regulations governing the management and monitoring of German listed companies and also contains nationally and internationally recognized standards for good and responsible corporate governance in the form of recommendations.

As the Code is geared toward listed corporations, not all points of it are applicable to Landesbank Baden-Württemberg, since LBBW is not a listed bank but an institution incorporated under public law. Several provisions of the German Corporate Governance Code can therefore only be transferred analogously to Landesbank Baden-Württemberg. In terms of content, LBBW's corporate governance is oriented very closely to the spirit of the German Corporate Governance Code. For a large number of recommendations of the German Corporate Governance Code there are therefore special regulations in the legislation governing LBBW, in the articles of association and bylaws of the executive bodies and further committees. This is why LBBW uses the term »owner« in its corporate governance statement, for example, which is broadly equivalent to the term »shareholder«.

The changes to the corporate governance structure ensure that LBBW does not differ from its competitors, neither in its articles of association and internal procedures nor with respect to the role and composition of the statutory bodies. The shareholders of LBBW have agreed a corporate governance framework that fully meets the requirements of financial business management.

Corporate governance, as practiced at LBBW, is presented below. The structure of the report is based on the standards of the German Corporate Governance Code, which is voluntary and not mandatory for LBBW on account of its legal form.

Shareholders and annual general meeting.
Shareholders.

As an institution incorporated under public law, LBBW has not securitized any equities. The shareholders are therefore described as owners (Träger) and not as shareholders.

The owners of Landesbank Baden-Württemberg at the beginning of January 2013 are:
- Sparkassenverband Baden-Württemberg (SVBW)
  (Savings Bank Association of Baden-Württemberg)
  with a 40.534118% stake in the share capital,
- the State of Baden-Württemberg (state)
  with a 24.988379% stake in the share capital,
- the state capital Stuttgart (city)
  with a 18.931764% stake in the share capital,
- Landesbeteiligungen Baden-Württemberg GmbH (Landesbeteiligungen BW)
  with a 13.539374% stake in the share capital and
- Landeskreditbank Baden-Württemberg - Förderbank - (L-Bank)
  with a 2.006365% stake in the share capital.

The owners of LBBW assume their rights before or during the annual general meeting within the scope of the opportunities offered by the articles of association and thereby exercise their voting rights. The voting rights of the owners are based on the size of their stake in the share capital, with each euro granting one vote.

Annual general meeting.

The annual general meeting consists of owners who exercise their rights over the affairs of LBBW at the annual general meeting, unless the legislation governing Landesbank Baden-Württemberg or the articles of association of LBBW stipulate to the contrary. The owners are represented at the annual general meeting by one or by several people.

The powers of the annual general meeting encompass the typical tasks of an annual general meeting based on stock corporation law, for example, voting on the appropriation of net profit, or granting discharge to the members of the Supervisory Board and the Board of Managing Directors. The annual general meeting further makes decisions about the articles of association and any changes thereto, and about key business measures, such as corporate agreements, setting and changes to the share capital, the issue of profit participation rights and granting of silent partnership contributions. The Supervisory Board decides whether to change the principles of business policy.

The functions of supervising and monitoring the Board of Managing Directors, including the appointment and dismissal of members of this board, lie with the Supervisory Board. In contrast to a stock corporation, at LBBW the Board of Managing Directors submits the audited annual financial statements to the Supervisory Board for approval in line with its articles of association.

To ensure that all owners are adequately represented within the new executive bodies of LBBW, the owners had the right to delegate members for the first Supervisory Board, provided they were not to be elected as Supervisory Board members for the employees. The number of members in the Supervisory Board delegated by the owners reflects their participating interest.

LBBW's share capital can be increased or decreased by a resolution passed at the annual general meeting. LBBW can accept participatory capital, silent partnership contributions as well as subordinated guarantee capital, and other forms of capital as provided for in the German Banking Act (Kreditwesengesetz) from its owners and third parties.

When making a change to the share capital, a decision needs to be made about what categories of share capital are subject to the change. Every owner who has a stake in the share capital category concerned is entitled to a share in the corresponding share capital category based on their shareholding in the event of increases. If one owner fails to exercise their subscription right within a share capital category, this right will accrue to the other owners for a corresponding consideration in proportion to their share in this share capital category, unless they have reached an agreement to the contrary among themselves.

The ordinary general meeting takes place within the first eight months of the year. Further general meetings are called if the good of LBBW requires and also when the Supervisory Board or an owner makes an application detailing the agenda items. The internal regulations of the annual general meeting provide more details in this respect, particularly as regards the form and deadline for requests that a meeting be held and for the calling of a meeting.

In contrast with a stock corporation, LBBW provides its owners with the documents required for the annual general meeting, such as the convocation documents for the annual general meeting, directly by e-mail or by mail rather than via its website, in view of the small number of owners.

Interoperation of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors and the Supervisory Board work closely together for the good of the Company. The Board of Managing Directors agrees the strategic direction of the Company with the Supervisory Board and they discuss the status of strategy implementation at regular intervals. For business of fundamental importance, the articles of association or the Supervisory Board stipulate that the consent of the Supervisory Board is required. Examples include decisions or measures that fundamentally change the Bank's net assets, financial position or results of operations.

According to LBBW's understanding, supplying the Supervisory Board with sufficient information is the joint task of the Board of Managing Directors and the Supervisory Board. The Board of Managing Directors provides the Supervisory Board with regular, prompt and comprehensive information about all relevant questions relating to planning, business performance, the risk situation, effectiveness of the internal control system, the internal auditing system and compliance. It examines variations in the business development from the plans and targets drawn up and gives reasons for such variations.

The Supervisory Board decides the duties of disclosure and reporting requirements of the Board of Managing Directors. Reporting by the Board of Managing Directors to the Supervisory Board is generally carried out in written form. Documents required for a decision, in particular the annual financial statements, consolidated financial statements and the audit reports are generally forwarded to members of the Supervisory Board in good time before the meeting.

The Chairman of the Board of Managing Directors informs the Chairman of the Supervisory Board and the Deputy Chairman about important events, and this between the individual meeting dates as well.

Based on LBBW's and its owners' understanding, good corporate governance requires open discussion between the Board of Managing Directors and the Supervisory Board and internally within the Board of Managing Directors and the Supervisory Board. Full and comprehensive confidentiality is of decisive importance. The members of the Supervisory Board and the Board of Managing Directors are therefore bound to secrecy. This obligation remains even after the end of their activity within the executive bodies of the Landesbank. All members of the executive bodies ensure that employees engaged by them observe the same obligation to secrecy.

The Board of Managing Directors and the Supervisory Board observe the rules of proper corporate governance. Should they culpably breach the due diligence expected of a prudent and conscientious director or Supervisory Board member, they shall be liable to pay damages to LBBW. There is no breach of obligations for business decisions if the member of the Board of Managing Directors or Supervisory Board may reasonably be expected to have acted for the good of the Company on the basis of reasonable information (business judgment rule).

With regard to the D&O insurance taken out for the Board of Managing Directors, a deductible has been agreed of 10% of the loss up to one and a half times the board member's annual fixed remuneration. A corresponding deductible was also agreed when the D&O insurance was taken out for the members of the Supervisory Board.

Decisions about granting loans to members of the Board of Managing Directors and the Supervisory Board and related parties are made by the Risk Committee in accordance with Section 15 of the German Banking Act (Kreditwesengesetz). The fact that the Risk Committee is a Supervisory Board committee ensures that the Supervisory Board will be involved in the aforesaid lending decisions.

LBBW has been reporting on its corporate governance in a report on corporate governance forming part of the annual report since the financial year 2010.

Board of Managing Directors.
Duties and responsibilities.

The Board of Managing Directors manages the business of LBBW under its own responsibility pursuant to the law and in the Company's interest, i.e., by taking the needs of the owners, its employees and other groups (stakeholders) affiliated to the Company into account, with the aim of achieving sustainable added value. In accordance with the legal principles of LBBW, it is responsible for any LBBW matters that do not fall within the remit of another authority based on the legislation governing Landesbank Baden-Württemberg or the articles of association of LBBW. In managing the business the members of the Board of Managing Directors exercise the due diligence of a prudent and conscientious business manager. In so doing, the Board of Managing Directors develops the strategic direction of the Company, agrees this with the Supervisory Board and ensures it is implemented. Furthermore, the Board of Managing Directors ensures compliance with the statutory regulations and the Company's internal rules and works toward ensuring that they are observed by LBBW Group companies. The Board of Managing Directors further ensures a reasonable risk management and risk control within the Group.

The Board of Managing Directors is the line superior for all employees of LBBW, including its subsidiaries, branches, stock market offices, representative offices and legally dependent institutions under public law. The Board of Managing Directors strives for diversity and therefore a reasonable inclusion of women, in particular, when filling management positions within the Bank.

Members of the Board of Managing Directors.

The Board of Managing Directors consists of several members. The members of the Board of Managing Directors, the Chairman of the Board of Managing Directors and the latter's deputy or deputies are appointed, elected and employed under private law by the Supervisory Board for a maximum period of five years; reappointment is permitted. A decision on whether to reappoint members of the Board of Managing Directors is made, at the earliest twelve and, at the latest, six months before the expiry of the period of appointment. Members of the Board of Managing Directors who are older than 60 may only be appointed or reappointed until the end of the month of their 65th birthday. The Supervisory Board may, however, decide an appointment or reappointment going beyond this date in specific individual cases.

To ensure the maximum in terms of flexibility, LBBW has refrained from fixing an allocation of competences for the members of the Board of Managing Directors in the bylaws. A schedule of responsibilities governs the departmental responsibilities of individual board members. The Supervisory Board makes decisions about the bylaws of the Board of Managing Directors and about the approval of the proposed allocation of responsibilities.

Remuneration.

Details on the remuneration of the Board of Managing Directors can be found in the remuneration report.

Conflicts of interest.

The members of the Board of Managing Directors at LBBW are bound by a comprehensive noncompetition clause during their activity for LBBW. Board members and employees may also not demand or accept any gifts or other benefits from third parties for themselves or for others or grant third parties unfair advantages.

Members of the Board of Managing Directors are obliged to act in the interests of the Bank. No member of the Board may pursue personal interests when making their decisions and exploit business opportunities open to the Bank for their own ends. Every member of the board should disclose any possible conflicts of interest to the Supervisory Board immediately and inform the other board members. All business between LBBW, on the one hand, and the members of the Board of Managing Directors or persons or enterprises closely associated with them, on the other, must satisfy industry standards. Important business requires the consent of the Supervisory Board.

Members of the Board of Managing Directors may only accept secondary activities, in particular appointments to supervisory boards outside the LBBW Group with the consent of the Executive Committee. The Executive Committee consists of the Chairman of the Supervisory Board, the Deputy Chairman and three members of the Supervisory Board. This ensures that the Supervisory Board is involved in the decision about secondary activities of the Board of Managing Directors.

In the event of a conflict of interest, the member concerned will not take part in the deliberations and voting on the item in question by the Board of Managing Directors. Section 18 paragraphs 1 - 3 and 5 of the Municipal Code for Baden-Württemberg apply accordingly for the members of the Board of Managing Directors in this regard.

Supervisory Board.
Duties and responsibilities.

It is the duty of the Supervisory Board to offer regular advice and oversee the Board of Managing Directors' management of LBBW. It is involved in decisions of key importance to the Company. It is responsible for the appointment and dismissal of the members of the Board of Managing Directors and of the Chairman and Deputy Chairmen of the Board and for setting the remuneration of the Board of Managing Directors. The Supervisory Board is able to appoint deputy board members who have the same rights and obligations as the board members. The Supervisory Board has set itself its own bylaws. The Supervisory Board has a Chairman and a Deputy Chairman.

Tasks and powers of the Supervisory Board Chairman.

The Chairman of the Supervisory Board calls a meeting of the Supervisory Board as required, but no less than four times a year, and chairs its meetings. The bylaws for the Supervisory Board set out further details, in particular, the format and deadlines for the calling of meetings. The Chairman coordinates the work in the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board in dealings with outside parties.

The Chairman of the Supervisory Board is also Chairman of the Executive Committee. The Chairman takes part in the meetings of the Audit Committee as a permanent guest.

The Chairman of the Supervisory Board is in regular contact with the Board of Managing Directors, in particular with its Chairman, and discusses with the latter strategy, business development and risk management at LBBW. The Chairman of the Supervisory Board is informed immediately by the Chairman of the Board of Managing Directors about important events that are of key importance in the assessment of the position and development of the Company and its management. The Chairman of the Supervisory Board then notifies the Supervisory Board and calls an extraordinary meeting of the Supervisory Board if required.

Formation of committees.

Due to the specific circumstances of LBBW and the number of its members, the Supervisory Board has formed three well qualified committees in the shape of the Executive Committee, Audit Committee and Risk Committee. Their purpose is to increase the efficiency of the Supervisory Board's work and handle special, complex issues. The respective committee chairmen regularly report on the work of the committees to the Supervisory Board.

The Audit Committees deals, in particular, with the effectiveness of the internal control system and internal auditing as well as issues relating to accounting, risk management and compliance. It also monitors the audit of the annual and consolidated financial statements and the required independence of the auditor, and agrees to the auditor's fee in addition to issuing the audit assignment to the auditor, which allows it to determine the focus of the audit. The Chairman of the Audit Committee has specific knowledge and experience of the application of accounting standards and internal control procedures. The Chairman of the Audit Committee is independent and is not a former member of LBBW's Board of Managing Directors.

The Supervisory Board has set up a Nomination Committee. It is made up exclusively of representatives of the owners and proposes suitable candidates to the annual general meeting for election to the Supervisory Board.

Members of the Supervisory Board.

The composition of the Supervisory Board is such that its members between them possess the requisite knowledge, skills and technical experience to assume their tasks in due form.

To ensure that all owners are adequately represented within the executive bodies of LBBW, the owners had the right to delegate members for the first Supervisory Board, provided they were not to be elected as Supervisory Board members for the employees. The number of members delegated by the owners in the Supervisory Board had to reflect their participating interest. The federal state, association, and city agreed unanimously on the appointment of the Chairman of the Supervisory Board. Taking this into account, LBBW strives for diversity in the composition of the Supervisory Board and for a reasonable proportion of women.

The members of the Supervisory Board take responsibility for the training and further training they require for their duties, for which they receive reasonable support from LBBW, for example, in the form of the suggestion of specific seminars or the offer of appropriate specialist lectures. Three specialist seminars were organized in 2012 especially for the Supervisory Board.

To enable the Supervisory Board to provide independent advice and oversee the Board of Managing Directors independently, the Supervisory Board includes independent members, the number of which is set out in LBBW's rules and regulations. Supervisory Board members are seen as independent if they have no business or personal relationship with the Company or its Board of Managing Directors that could constitute the basis for a conflict of interest. There are no former members of the Board of Managing Directors on the Supervisory Board. Each Supervisory Board member takes care that they have sufficient time to fulfill their role.

If a member of the Supervisory Board has attended fewer than half of the meetings of the Supervisory Board, a note to that effect is included in the Supervisory Board's report.

Remuneration.

Details on the remuneration of the Supervisory Board can be found in the remuneration report.

Conflicts of interest.

Every member of the Supervisory Board is obliged to act in the interests of the Bank. They may not pursue any personal interests in their decisions nor use any business opportunities open to the Company for their own advantage. Any conflicts of interest, in particular those that may arise because of an advisory or executive function exercised for customers, suppliers, lenders or other business partners must be disclosed to the Supervisory Board. In the event of a conflict of interest, the member concerned does not participate in the deliberations and voting of the Supervisory Board on the issue in question. Section 18 paragraphs 1 to 3 and 5 of the Municipal Code for Baden-Württemberg applies to the members of the Supervisory Board accordingly in this regard.

The Supervisory Board also provides information at the annual general meeting about any conflicts of interest that may have arisen and how they were handled. Any material conflicts of interest of a non-temporary nature existing in the person of a Supervisory Board member will lead to a member's appointment being terminated. Furthermore, the consulting and other service or employment contracts of a Supervisory Board member with the Company require the Supervisory Board's approval.

The Supervisory Board regularly checks the efficiency of its activity. In the 2012 financial year, the Supervisory Board examined its work and the work of its committees with the support of an independent external advisor. The findings from this are taken into account in the revision of bylaws, among other things.

Transparency.

The Board of Managing Directors publishes insider information that directly affects the LBBW Group, without delay, insofar as it has not been released from the duty of disclosure in the given case.

LBBW treats its owners equally in terms of information.

Information that LBBW has to publish outside Germany because of the applicable capital market legislation is released immediately on the domestic market.

LBBW supports good contact with its owners. It is the view of LBBW that publication of a financial calendar would not offer any added value and is therefore not provided.

Any information published by LBBW about the Company can also be accessed via the Company's website. LBBW's website has a clear structure, and an English language version will usually be available.

Accounting and audit of the annual accounts.

Accounting.

The consolidated financial statements, in particular, provide information to the owners and third parties. They also receive information during the financial year through the half-year report.

The consolidated financial statements and the abbreviated consolidated financial statements of the half-year report are compiled in accordance with the relevant international accounting standards.

The consolidated financial statements are compiled by the Board of Managing Directors and audited by the auditor and the Supervisory Board. The Audit Committee, as a Supervisory Board committee, discusses the half-year reports with the Board of Managing Directors prior to publication. In addition, the German Financial Reporting Enforcement Panel (Prüfstelle für Rechnungslegung) and the German Federal Financial Supervisory Authority are authorized to check that the consolidated financial statements comply with the applicable accounting standards (enforcement). As a company not listed on the stock market, LBBW publishes its consolidated financial statements and its half-year report within the timescale required by the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG). The annual report is published at the latest four months after the end of each financial year (Section 37v WpHG) and the half-year report two months following the end of the reporting period at the latest (Section 37v WpHG).

LBBW publishes a list of third-party companies in which it holds an equity investment of not insignificant importance to the Company in its annual report. This does not include any trading portfolios of credit and financial service institutions through which no voting rights are exercised.

In its consolidated financial statements LBBW explains the relationships with representatives of the owners who are to be considered as related parties within the meaning of the applicable accounting standards.

Audit of the annual accounts.

Prior to submitting the proposal to the annual general meeting for the appointment of the auditor, the Supervisory Board or the Audit Committee obtains a declaration from the proposed auditor stating whether any and, if applicable, which, business, financial and personal or other relationships exist between the auditor and its executive bodies and audit managers, on the one hand, and LBBW and the members of its executive bodies, on the other, which may give reason to doubt the auditor's independence. The declaration also states the extent to which other services were provided for LBBW over the past financial year, in particular in terms of consultancy, and have been contractually agreed for the following financial year.

The Supervisory Board commissions the auditor and reaches an agreement with the latter about the fee.

The auditor notifies the Chairman of the Supervisory Board and Audit Committee immediately of any grounds for disqualification or partiality that may emerge during the course of an audit, provided that they are not rectified immediately.

The Supervisory Board also agreed that the auditor will immediately report on all events and findings of importance to the Supervisory Board's duties that may arise while carrying out the audit. Furthermore, the Supervisory Board agreed that the auditor will inform the Supervisory Board and/or make a note on the audit report of any facts emerging in the course of the annual audit that show the corporate governance statement to be incorrect. The auditor takes part in the deliberations of the Supervisory Board relating to the annual financial statements and the consolidated financial statements and reports on the key results of its audit.

Remuneration report.

Board of Managing Directors[1].
Principles of the remuneration system.

Responsibility.
The Supervisory Board takes decisions about the remuneration system, including the key contractual elements and fixes emoluments for members of the Board of Managing Directors. The Executive Committee assumes an important advisory role in this respect and prepares the resolutions of the Supervisory Board.

Principles of the remuneration system.
The Supervisory Board has passed a new remuneration system for members of the Board of Managing Directors that came into effect on 1 January 2012. This system will be regularly reviewed and further developed as needed. The focus of the new system is on gearing remuneration to the attainment of sustained business success without offering incentives to take disproportionately high risks. For this reason, the Supervisory Board has, among other things, set a ratio of 1:1.5 as a reasonable upper limit for the proportion of fixed to variable remuneration.

The remuneration parameters that determine variable remuneration are geared toward achieving the targets derived from the Bank's strategy on a sustained basis. Variables for the payment of bonuses are the Group's overall success and the individual board members' contribution to profit, which are largely measured and assessed with the help of qualitative factors. Contributions to profit can be positive and negative and have an impact accordingly on variable remuneration. 60% of the variable, annual remuneration has been deferred for a period of three years and will be paid out pro rata temporis. This may be reduced within this period or even lapse (malus). 50% of this deferred remuneration is based on sustained performance.

The retirement provision for new members of the Board of Managing Directors is designed as part of the restructuring of remuneration as guaranteed payments based on defined contributions.

The final-salary scheme in place until now is to be continued for existing contracts. The level will be measured according to the length of service on the Board of Managing Directors.

The Supervisory Board regularly checks the appropriateness of the board member remuneration model as well as the level and composition of board remuneration.

1) The term »Board of Managing Directors« hereinafter refers to the Board of Managing Directors and the generally authorized agent (Generalbevollmächtigter) of LBBW.

Remuneration 2012.

In 2012, remuneration of the members of LBBW's Board of Managing Directors consisted of fixed, non-performance-linked remuneration, variable performance-linked remuneration and other services (essentially the use of a company car with chauffeur). Moreover, the members of the board have occupational pension provision.

The members of the Board of Managing Directors received fixed remuneration totaling EUR 3.87 million for their activity on the board in the 2012 financial year. In addition, variable performance-linked remuneration totaling EUR 0.19 million was also paid out. The total of other services stood at EUR 0.04 million. As at 31 December 2012 pension obligations according to IFRS for serving board members as at the balance sheet date totaled EUR 12.05 million.

Supervisory Board.

Principles of remuneration for Supervisory Board members.

The annual general meeting on 22 July 2011 decided on the remuneration of Supervisory Board members as follows:

- The members of the Supervisory Board receive fixed remuneration of EUR 25 000 for the financial year. The Chairman of the Supervisory Board receives double that amount and the Deputy Chairman 1.5 times the fixed remuneration of a Supervisory Board member.
- Supervisory Board members who are part of a committee receive further fixed remuneration totaling EUR 10 000 for each committee they belong to. The Chairman of a committee receives twice that amount, the Deputy Chairman 1.5 times the additional fixed remuneration.
- Each Supervisory Board member receives an attendance allowance of EUR 200 to attend a meeting of the Supervisory Board or one of its committees.
- The Supervisory Board members are further reimbursed for the expenditure that they incur in connection with performing their duties as members of the Supervisory Board (travel expenses, individual bank-specific further training, etc.).
- The Supervisory Board members are reimbursed for the sales taxes incurred that they have to pay as a result of their activity as a member of the Supervisory Board or a committee.

The employee representatives employed at LBBW also receive their salary as employees.

The remuneration of Supervisory Board members who are not part of the Supervisory Board for a complete financial year is paid pro rata for their term in office.

Remuneration 2012.

For the financial year 2012, a total of EUR 0.9 million was paid in salaries and EUR 0.07 million in attendance allowances to the members of the Supervisory Board.

Other information.

There is also pecuniary loss liability insurance for members of the Board of Managing Directors and Supervisory Board (»D&O«). The deductible is 10% of the loss up to a maximum of 1.5 times the fixed annual remuneration of members of the Supervisory Board and Board of Managing Directors.

LANDESBANK BADEN-WÜRTTEMBERG

Board of Managing Directors

Supervisory Board

Employees.

LBBW's employees create value for our customers over the long term thanks to their commitment, initiative, and sense of responsibility. They both provide the impetus and are the drivers for processes of change. In spite of the restructuring and the related reduction of the work force, promoting our human resources therefore remains our highest priority. Developing skills and expertise in a targeted manner, proactively supporting career opportunities for women, structuring the workplace in line with employee needs and strengthening the diversity of characters and ideas in the Company - these number among the most important tasks in a sustainable human resources policy.

Staff numbers and training.

The workforce of Landesbank Baden-Württemberg (Group) numbered 11 642 as at 31 December 2012. This means that 589 employees have left the Group since 31 December 2011. Most of this reduction is related to the restructuring measures. Irrespective of this, LBBW continues to assume responsibility for the vocational training of young people: 357 trainees and 137 students at universities of cooperative education were at the Group at the end of 2012. The outstanding performance confirms that this is a worthwhile investment: Three of the above graduates to be bank officers received awards from the Chambers of Industry and Commerce while 18 received commendations for outstanding achievements. 53 students at the Bank successfully completed their studies at universities of cooperative education. All graduates received an offer of employment, in some cases on a fixed-term basis.

Personnel development.

LBBW promotes the personal and specialist further development of employees. LBBW's training program offers a broad spectrum of seminars providing qualification and follow-up training. In addition to this, the Company offers business study courses and numerous language, communication, and sales training courses. In 2012, workshops and individual coaching sessions were used by managers to a greater extent than in the previous year to enable them to shape the change processes within the Company successfully.

Diversity and demographic change.

Qualified and motivated specialists are crucial for entrepreneurial success. Consequently, LBBW meets the challenge of demographic change with sustained human resources work that specifically promotes, recognizes and makes use of the abilities of all employees. LBBW's diversity approach, which cultivates variety and equality of opportunity, contributes to this. The particular goal for the coming years is to proactively promote career opportunities for women and increase the share of women in middle and upper management. With this in mind, a comprehensive concept was approved by the Board of Managing Directors, which among other things consists of a mentoring program and seminars to develop individual career planning. All the heads of division are obliged to attend a seminar to raise awareness of the management potential and career ambitions of women at an early stage and to support these.

Work-life balance.

Maintaining a family-friendly human resources policy centered on people is an integral part of the corporate culture at LBBW. After all, everyone - both employees and the Company - benefit from a good work-life balance. Satisfied and motivated specialists are one of the main keys to entrepreneurial success. For example, parents can rely on receiving childcare services at every primary LBBW location. Depending on individual requirements, tailor-made solutions are offered, e.g., day centers for children, kindergarten care centers or emergency care. In addition, flexible working time models and telecommuting also promote a healthy work-life balance. Apart from taking leave on the basis of the Home Care Leave Act in order to look after family members, employees can also take an additional six months off work. Furthermore, since 2012 the option has existed of reducing the number of hours worked for a period of two years.

Health.

LBBW's Company Health Management system is a strategic investment in the Company's most important asset - its employees. Because a healthy working environment that encourages performance promotes people's physical and mental well-being over the long term. In a comparison of companies across Germany conducted by EuPD Research within the framework of its »Corporate Health Award«, LBBW's Company Health Management system again improved and in November 2012 achieved the prestigious »excellence status«.

In 2012 activities centered on the »Strengthening Mental Health« initiative. Among other measures, the »Workplace Health Management« workshop series was initiated and attended by all of our approx. 800 managers. In order to ensure that this becomes a multiplier for the Company Health Management system and further raises health awareness in all divisions, the three-day »Management and Health« seminar continues to be an integral part of personnel development. LBBW offers opportunities for exercise and relaxation for all employees near the workplace, as well as partnerships with fitness studios in order to support a healthy lifestyle.

LBBW improvement process.

Today, ideas and creativity are more than ever a key factor for success in a competitive setting. LBBW's managers therefore motivate and encourage their staff to show initiative and contribute their own suggestions for improvements in the Company. This makes it possible to draw on the large potential in terms of experience and knowledge with a view to optimizing and further developing work processes, products and customer service on a sustained basis. With 3 392 suggestions for improvement, participation in the LBBW improvement process increased by 9.6% despite restructuring. 1 058 ideas were implemented in 2012 with a benefit of EUR 2.9 million in material costs and EUR 6.0 million in process times. This means that the positive trend set in previous years was continued. In 2012 the LBBW improvement process won the »German Ideas Award« of the Deutsches Institut für Betriebswirtschaft for the best ideas management in the banks, insurance companies and service providers category.

Sustainability.

LBBW aims to develop the Company further not only economically, but also in terms of ethical and environmental responsibility. We have therefore anchored our commitment to sustainability firmly in our strategy and our business operations. For example, LBBW proactively encourages interest in sustainable investments and demonstrates that it is possible to combine a financial return with value added for the environment and for society. As a provider of capital LBBW has supported the long-term structural change in the energy sector for years now. Almost half of project finance today is accounted for by the renewables sector.

Detailed information on LBBW's commitment to sustainability can be found at http://nachhaltigkeit.lbbw.de

Sustainable investment business.

LBBW encourages interest in sustainable investments and offers a wide-ranging portfolio in this area. It is our goal to offer both private and institutional customers optimal support in the responsible, ecological and ethical investment of their assets. As an example of this, in 2012 LBBW stopped selling investment products related to agricultural commodities.

Once again LBBW's range of products does well when compared to its competitors: the ÖKO-Test consumer magazine awarded the grade »very good« to the two funds, LBBW Nachhaltigkeit Aktien and LBBW Nachhaltigkeit Renten, in its 10/2012 issue. The Austrian Federal Ministry for Agriculture, Forestry, Environment and Water Management awarded the »Austrian Ecolabel« to the two funds. Thanks to its good performance, the LBBW Global Warming climate change fund came third in the 2012 Fund Award in the »Ecology/Sustainability Equity Funds (5-year range)« category.

If requested to do so by the customer, LBBW takes sustainability criteria into account in its asset management. Assets managed in this way amounted to almost EUR 30 million in 2012. Independent testing agencies have repeatedly assessed LBBW's asset management as exemplary: As an example of this, in 2012 BW-Bank again achieved one of the leading positions in the firstfive ranking, as it has done in recent years.

Sustainable lending business.

In its lending operations, too, LBBW has set new standards in the area of sustainability. The most important measure in this connection is the review process for industry-country risks that since October 2010 has been integrated into the rules of lending to corporate customers as a supplement to the existing rules concerning environmental risks. The goal is to identify critical industry-country combinations and, by doing so, bring to light and analyze sustainability risks. This review is conducted under certain conditions for the mining, bioenergy, oil/gas, and forest/paper industries. In 2011, this rule was supplemented with a review process for cross-border trade in military hardware. In 2012 LBBW decided to exclude companies that produce cluster bombs and/or anti-personnel mines from our lending services.

LBBW has been involved in the area of renewable energies for years now. Leading project developers and manufacturers of wind turbine generators, solar farms and hydroelectric power plants number among our customers. 2012 saw a 7% increase in the renewable energies sector in the project finance portfolio.

Sustainable human resources policy.

A total of 2 500 jobs have to be shed by 2013 as part of LBBW's restructuring. So far it has proved possible to prevent business-related layoffs thanks to severance packages, early retirement options, and partial retirement contracts. Employee development continues to have a high priority in spite of the unavoidable job cuts. More detailed information on this can be found in the group management report.

Sustainable operations.

For many years now LBBW has been quantifying its environmental performance with a view to limiting resource consumption and the resulting impact on the environment. The principal sustainability goal in business operations is to reduce CO_2 emissions. Here LBBW has made considerable progress in recent years, among other ways by optimizing its building technology and IT.

Sustainability ratings.

Independent rating agencies regularly check LBBW's commitment to sustainability. In 2012 LBBW was rated by oekom research, Sustainalytics and imug, among other agencies. More detailed information on this can be found in the group management report.

Examples of sustainability at LBBW.

Voluntary commitment	
Principles for responsible investment	LBBW was the first German Landesbank to sign a voluntary commitment to sustainability in October 2009.
Certified environmental management system	LBBW has had a certified environmental management system conforming to EMAS in place since 1998; since 2001 it has been adapted to include requirements of the ISO 14 001 standard as well.
Climate strategy	In order to make an active contribution to climate protection and promote low-emission management, in 2011 LBBW drew up a climate strategy and defined a concrete CO_2 reduction target.
Diversity	LBBW signed the »Diversity Charter« in 2008, committing itself to the voluntary implementation of a fair, prejudice-free work environment.
Sustainable investment business	
Volume of sustainable investment products[1]	31 December 2011: EUR 414 million, 31 December 2012: EUR 740.7 million
Exit from investments in agricultural commodities	The sale of investment products related to agricultural commodities was discontinued.
Sustainable lending business	
Financing volume for renewable energy projects	Exposure: EUR 2.08 billion in 2009, EUR 2.36 billion in 2010, EUR 2.52 billion in 2011, EUR 2.70 billion in 2012 (preliminary)
Sustainable human resources policy	
Work and family audit	In 2012 the assessors of the Hertie Foundation confirmed the award as a family-friendly company.
Company Health Management (CHM)	LBBW has gradually raised the level of its success within the framework of the Corporate Health Audit. 2009: 47%, 2010: 57%, 2011: 72%, November 2012: excellence status.
Compliance	An external ombudsman system was established in 2012 to enable LBBW employees to report irregularities and criminal activities in confidence. A new online training program on »Fraud prevention and sustainability« was introduced, which is binding throughout the Group for all employees.
Sustainable operations	
Green electricity	LBBW sources 100% of its electricity needs from renewable energy sources.
Sustainable social commitment	
LBBW foundations	Some 8 500 projects with a total of EUR 22.5 million have been sponsored since 1984.

1) Products of LBBW Asset Management Investmentgesellschaft mbH.

Compliance.

Responsible entrepreneurial activities are based on compliance with rules and laws. Effective compliance management creates long-term transparency with regard to risks and prevents criminal activities such as money laundering, the financing of terrorism, fraud, corruption or insider trading. At the same time, compliance with data protection laws and financial sanctions is monitored.

In addition to this, LBBW has refined its internal control system (ICS) in order to take account of the statutory requirements and regulatory changes. The newly created »ICS Center« in the Compliance department supports the specialized divisions by providing advice and ensures standardized reporting. Overall, a comprehensive analysis of checking activities was conducted together with the specialized divisions. In this connection it was essential to refine the granularity of existing processes. This makes it possible to prevent risks from occurring that might have a negative effect on LBBW's reputation or commercial success.

Capital markets compliance.

Transparency is crucial for obtaining and maintaining the confidence of investors. The laws have now been tightened up with a view to providing better protection for investors and safeguarding the proper functioning of the financial markets. Implementation of the Investor Protection and Capital Markets Improvement Act (Anlegerschutz- und Funktionsverbesserungsgesetz - AnsFuG) and the EU Short Selling Regulation was therefore at the very center of measures related to capital markets compliance in 2012. According to the new AnsFuG rules, LBBW is obliged to register all members of staff dealing with investment advice, their sales representatives and the compliance officer with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin). Complaints by customers about a member of staff in connection with investment advice must be reported by the Bank to BaFin's central register. The Short Selling Regulation bans the Bank from engaging in non-covered short selling in certain financial instruments. Furthermore, numerous publication requirements must be met. Infringements are to be reported to BaFin without delay.

In addition, advice to and training for the specialized divisions on questions relating to capital markets compliance were further extended. Branch supervision was intensified.

Anti-money laundering.

In order to implement the wide-ranging changes in and additions to the German Anti-Money Laundering Act (Geldwäschegesetz - GwG), in 2012 LBBW adjusted the existing processes and defined new procedures and in-house guidelines. All employees conducting banking operations or providing auxiliary services for banking operations in the widest sense of the term are made aware of the methods of money laundering in the form of training sessions on specific topics. In addition to this, at the end of 2011 a follow-up training program (e-learning) was introduced, which was completed by 94% of the relevant staff in the course of 2012.

Financial sanctions/embargoes.

LBBW checks all foreign transactions. Existing customers are checked against international sanctions lists on a day-to-day basis. The embargo unit in LBBW's Compliance department advises the specialized divisions on questions relating to foreign trade law and supports Sales in implementing legal requirements. In 2012 the focus was on implementing new EU sanctions and monitoring adherence to these. The previous year's connection of the London branch to the existing system for checking financial sanctions at LBBW resulted in an increase in the level of standardization in processing financial sanction and embargo checks.

Prevention of fraud/ other criminal activities.

LBBW has implemented a number of measures to effectively prevent criminal activities. These involved, for example, extending the in-house whistleblower system to detect irregularities and criminal acts: Since mid-2012 all employees of the LBBW Group have the opportunity to report suspicious incidents anonymously through an external ombudsman. In 2012 the »Central Office« started work under the management of the Compliance department. Among other tasks, the office coordinates all the measures to prevent money laundering, the financing of terrorism and other criminal acts, draws up the Group-wide risk analysis and checks the related measures and controls. In addition, the changes in the structures and procedural organization of the units to prevent criminal activities in accordance with the statutory amendments made in 2011 were finally implemented. In summer 2012 a web-based learning program was introduced to train employees and raise their awareness of this topic.

Data protection.

The confidential handling of customer data has the highest priority. In 2012 LBBW introduced a set of data protection rules throughout the Group that redefined responsibilities and created the foundation for a uniform national and international standard. Besides, in 2012 a self-audit was conducted in all foreign branches and representative offices. In addition to gaining an understanding of the compliance with and implementation of data protection regulations, a major aspect of the self-audit was to raise the awareness of employees and those responsible for human resources with regard to data protection issues.

In 2012 too, general training courses were conducted on data protection while in addition certain divisions were provided with further information specific to this group. Audits were conducted among selected external service providers and one newly established subsidiary. Furthermore, ad hoc audits were conducted in the specialized divisions.

Group management report.

CONTENT

The following information should be read in conjunction with the consolidated financial statements and associated notes. The 2012 consolidated financial statements and the 2012 group management report were issued an unqualified auditor's report by KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Business and general conditions.

Landesbank Baden-Württemberg publishes the management report of LBBW (Bank) together with a group management report as at 31 December 2012. The Bank represents the dominant part of the Group; hence the group management report may also contain individual statements and figures that are applicable only to the Bank. Statements and figures relating explicitly to LBBW (Bank) are marked accordingly (LBBW (Bank) or only Bank). Apart from that, the terms LBBW Group, LBBW, Landesbank Baden-Württemberg and Group are used synonymously.

Structure and business activities of LBBW Group.

LBBW (Bank) is a public law institution (rechtsfähige Anstalt öffentlichen Rechts) with four registered offices in Stuttgart, Karlsruhe, Mannheim, and Mainz. Its owners are the Savings Bank Association of Baden-Württemberg (Sparkassenverband Baden-Württemberg) with 40.534%, the state capital, Stuttgart, with 18.932% and the State of Baden-Württemberg with 40.534% of the share capital.

The State of Baden-Württemberg holds its share directly and indirectly through Landesbeteiligungen Baden-Württemberg GmbH and L-Bank.

LBBW is a universal and commercial bank that combines the range of services of a large bank with the regional proximity of its retail banks. LBBW (Bank) is represented in its core regions of Baden-Württemberg, Rhineland-Palatinate, and Saxony, and the neighboring economic areas, under their respective brands:

- Baden-Württembergische Bank (BW-Bank) operates the private and corporate customer business in the core market of Baden-Württemberg. BW-Bank assumes the role of savings bank within the state capital of Stuttgart.
- LBBW bundles its small and medium-sized corporate customer and private customer business in Saxony and neighboring regions under the umbrella of Sachsen Bank.
- Rheinland-Pfalz Bank focuses in particular on the business with SMEs in Rhineland-Palatinate and neighboring regions.

LBBW offers the entire range of business and services of a modern universal bank via its network of more than 200 branches and locations. The business with large corporates operating across Germany and internationally, the real estate financing, the capital markets business and the function as the central bank for the savings banks in Baden-Württemberg, Rhineland-Palatinate, and Saxony are located within LBBW (Bank) itself. Essential staff and service functions are also concentrated centrally within LBBW (Bank).

LBBW also supports its corporate customers and the savings banks with their international activities. Branches and representatives offices worldwide offer support with country expertise, market know-how, and financial solutions. To complement this, LBBW has German centers in Beijing, Singapore, Mexico City, Delhi.Gurgaon, and Moscow, which advise German corporate customers on market entry through its local offices and networks.

The range of services and products offered by LBBW is enhanced by subsidiaries specializing in specific business areas, such as leasing, factoring, asset management, real estate, and equity funding.

Strategic profile of the LBBW Group.

Since the restructuring initiated in 2009, the business model has been based on five pillars.

The strategic orientation of LBBW is focused on the customer-oriented core business with growth prospects, especially in the core regions of Baden-Württemberg, Rhineland-Palatinate, Saxony and neighboring areas. Above all, LBBW is the partner for the corporate and private customers in those regions, as well as for the savings banks. This is flanked by efficient real estate financing and capital market products, which are also aimed at institutional customers. The Group has always attached great value to long-term, sustainable customer relationships.

Corporate customers.

The corporate customer business focuses above all on medium-sized companies in the regional core markets. BW-Bank services corporate customers in Baden-Württemberg. Since 2011 it has also selectively supported corporate customers in Bavaria. In Rhineland-Palatinate, North Rhine Westphalia, and Hesse, this function is assumed by Rheinland-Pfalz Bank and in central Germany by Sachsen Bank.

This pillar also encompasses the business with selected large customers in Germany, Austria, and Switzerland.

LBBW also offers its corporate customers special products and services through various subsidiaries, such as, in particular, SüdLeasing, MKB Mittelrheinische Bank/MMV Leasing and SüdFactoring, as well as Süd Beteiligungen.

LBBW also supports its corporate customers in international business in important and emerging economic regions worldwide.

The business with corporate customers has proved itself to be a stable income basis, especially in the difficult environment for financial institutions over the last few years and will therefore be expanded gradually. On the one hand, market penetration and market share overall are to be expanded or increased further in existing core regions, with emphasis being placed on customer orientation and tailor-made solutions of the offered financial products. On the other, the Bank wants to build on the existing core markets and develop attractive neighboring markets within the scope of growth offensives.

LBBW sees itself primarily as a principal bank to SMEs, offering long-term, sustained support to its customers on matters concerning financial services and all the related strategic issues.

Private customers.

The private customer pillar concentrates in particular on the wealthy private customer business in the regional markets in Baden-Württemberg, Saxony, and Rhineland-Palatinate, and in the neighboring economic areas. High net-worth customers are serviced in wealth management. The services provided to this target customer group will be expanded further in the years ahead.

Additionally savings bank duties are assumed by LBBW (Bank) in the area of Stuttgart, the state capital of Baden-Württemberg. As the savings bank for the city of Stuttgart, BW-Bank is open to all citizens and guarantees the provision of banking services to its customers.

In addition to tailor-made advice focused on long-term customer relationships, first-class products and services are at the core of the business philosophy. The products on offer range from classic checking accounts and credit card business through financing solutions to individual securities and pension products.

Savings banks.

The cooperation with the savings banks is a key component of the LBBW business model.

In this business area, LBBW (Bank) acts above all as a central bank to savings banks in the core markets of Baden-Württemberg, Saxony, and Rhineland-Palatinate. It also supplies products and services to the savings banks throughout Germany. LBBW provides the savings banks themselves with products and services, and forms a service partnership with them.

Overall, the business area caters for three essential types of cooperation:

- The support for the proprietary business of the savings banks encompasses all product categories for hedging and investment of the savings bank itself.
- In the market partner business, LBBW products are offered for resale to the end customers of the savings banks, in addition to credit given on joint accounts.
- The services business encompasses research, securities settlement and management, international payment transactions, documentary payments etc.

LBBW aims to further intensify the cooperation with the savings banks, for which joint initiatives on product and system development exist.

Real estate financing.

The real estate financing pillar is geared toward private and institutional investors, real estate companies, real estate corporations, project developers, open and closed-end funds, privatization agencies, REITs, and housing companies.

As an arranger or consortium bank, LBBW also offers project, portfolio and company-related financing structures on a selective basis. At the same time, there is a range of additional products and services.

New business in commercial real estate financing is concentrated on the defined core markets of Germany, the US, and the UK. The types of use comprise the residential, office and retail segments in particular.

The subsidiary LBBW Immobilien Management GmbH complements the product range to include real estate development, real estate asset management and real estate services with a focus on the core markets of Baden-Württemberg and Rhineland-Palatinate, the Rhine Main region and Munich. The company also offers real estate services within LBBW.

Financial markets.

The financial markets segment primarily supports companies, savings banks, banks, and private and institutional customers (in particular pension funds, insurance companies, asset managers, local authorities, foundations, and churches).

Its activities are concentrated on German-speaking regions. Moreover, international customers are essentially supported on the money and foreign currency markets, and in the new issues business.

Furthermore, activities in the capital markets business are combined in the financial markets pillar. LBBW offers its customers, in particular, solutions for the management of interest rate, credit and currency risks, as well as the procurement and investment of short-term and long-term funds via the capital markets.

It also offers support regarding the optimization of balance sheet structures and asset/liability management as well as the proprietary business of the savings banks i. e., interest rate and credit products.

The subsidiary LBBW Asset Management Investmentgesellschaft mbH complements LBBW's product range in the capital markets business. This asset management company primarily focuses on consulting and management of security trust assets for institutional and private investors.

Credit investment.

Alongside the five pillars of the LBBW business model, the non-strategic credit substitute business of LBBW (Bank), of the former Sachsen LB and the former Landesbank Rheinland-Pfalz is pooled within this segment. This includes bonds, credit derivatives, securitizations and structured products, in particular. The portfolio will be run down completely.

Restructuring process at the LBBW Group.

Strict and continued restructuring toward becoming a pure customer-driven bank.

LBBW started a fundamental program of restructuring in 2009 in conjunction with capital and guarantee measures by the owners and EU state aid proceedings. The consistent running down of business areas - especially the non-customer related, volatile credit substitute business - that are no longer part of the Bank's core business, is at the heart of this restructuring, while at the same time placing a greater emphasis on the existing and traditionally strong customer business.

The non-customer related business will be scaled back in such a way that it will be oriented on LBBW as a bank for SMEs, for wealthy private customers and as a central bank to the savings banks.

As part of the restructuring measures, the risk weighted assets and total assets were reduced significantly and the capital ratios strengthened. Particularly the latter is key, given the new and more stringent capital requirements in Europe.

The restructuring is also aiming for a marked reduction in the cost base. Further measures for realizing cost savings were implemented here in line with planning. LBBW (Bank) also significantly reduced its equity investment portfolio.

Staff cuts of around 2 500 were targeted as part of the strategic realignment. The focus was on jobs in business areas that are no longer being pursued and on downstream staff and service functions. By contrast, the customer support areas saw some new recruitment. The job cuts were carried out in a socially responsible manner. Since restructuring began, it has been possible to agree on the cutting of more than 2 400 full-time equivalent positions through voluntary redundancies.

The restructuring process was largely concluded in 2012. Open issues such as, for example, the still outstanding sale of two equity investments will be resolved carefully and consistently. Furthermore, the conversion of the legal form of LBBW (Bank) into a corporation (AG or SE – German or European law) is being prepared as part of the agreement reached with the EU within the scope of the restructuring.

In addition to the restructuring, further optimization opportunities in, for example, information technology, were analyzed.

LBBW assumes the challenges faced by the IT infrastructure of banks are set to rise further. The key drivers are the growing demands from customers and the market, as well as more complex regulatory requirements. The Bank is therefore working on concepts to hive off IT activities to Finanz Informatik GmbH & Co. KG (FI).

Social responsibility.

Employees.

Efficient and dedicated employees are central to the success of every company. LBBW wants to attract outstanding talent and gain their long-term loyalty. It invests in the health of its workforce, supporting it with targeted personnel development measures and offers extensive solutions for achieving a very good work-life balance.

The workforce of the LBBW Group fell from 12 231 employees to 11 642 as at 31 December 2012. The fall is essentially the result of the direct and indirect effects of the restructuring. The rate of staff turnover, based on the BDA formula, stood at 6.2% for LBBW (Bank) in 2012 compared with 8.4% the previous year. Adjusted for restructuring-related early retirement and severance agreements (2.6%), the rate was 3.6%, lower than that of the previous year (4.4%).

The average age of employees at LBBW (Bank) fell slightly during the year under review to 42.5 years (2011: 43.1 years), while the average length of service moved in the opposite direction to 16.7 years (2011: 16.4 years).

Women, with a share of 51.9% (previous year: 51.6%) once again had a slight majority within the LBBW Group in 2012 compared with men. The proportion of part-time workers, including partial retirement, also rose within the LBBW Group from 22.0% to 22.5% in 2012.

Measures aimed at reducing the headcount through voluntary reorientation were once again the focus of **human resource implementation of the restructuring** in 2012. The labor agreement signed with ver.di in 2010 to secure employment and safeguard LBBW's locations within Germany, and the company agreement signed between LBBW (Bank) and the General Staff Council to shape the internal labor market have well proven their worth in this respect. Evidence of the excellent success brought about by intensifying the internal job market lies in the around 1 000 internal jobs advertised (unchanged from 2011). These were filled almost in full by taking on trainees and with employees whose positions were affected by the restructuring.

Regardless of the still challenging market environment, LBBW views the **professional qualification of young people** as an important sociopolitical and operational responsibility that it is very glad to address. At the end of 2012, 499 (previous year: 535) trainees and students from universities of cooperative education were working at LBBW. The proportion of trainees at LBBW (average number of trainees and students as a share of the total workforce) fell slightly from 4.4% to 4.2%.

The **qualification and further training** of managers and employees remained an important issue at LBBW in 2012. While the number of personnel development measures increased by 9.6% during the year under review against the previous year, with 12 870 seminar visits in 2012, up from 11 748, the number of management seminar visits at LBBW (Bank) fell by 21.2% from 798 in 2011 to 629 in the year 2012. To support the change and restructuring processes at LBBW (Bank), 284 workshops with a total of 4 031 participants were held for management (2011: 2 935). Many executives also took advantage of the coaching services offered by the management consultancy.

In view of the demographic change, operational conditions that facilitate a **work-life balance** are extremely important to optimally foster the potential of the Bank's workforce to the mutual benefit of both parties involved. LBBW (Bank) provides its employees with extensive offers in this respect. For example, employees can rely on receiving childcare services at every primary location. Tailored solutions are available according to demand, such as day care centers, kindergartens or emergency care facilities. In addition, flexible working time models and telecommuting also promote a healthy work-life balance. Since 2012, this is complemented by measures that regulate the care of dependants. Employees may apply for an additional six months leave of absence on top of the care period in accordance with the Care Leave Act (Pflegezeitgesetz). Employees also have the option to take up to ten days a year leave from work to care for dependants. The Bank pays the salary on a voluntary basis during this period. A new agreement came into force in 2012, allowing employees to reduce their working hours for a period of two years.

In 2010, LBBW was nominated as a **family-friendly company** within the scope of an audit conducted by the Hertie Foundation. The assessors certified that, despite the crisis, LBBW has continued to develop as a family-friendly business in subsequent years, too. Since an auditing process supports this positive development to a family-friendly human resources policy, LBBW has requested a reaudit in 2013.

Ever-increasing demands on employees and management make it necessary to make targeted and substantial investments in the **health** and hence the performance of its employees. LBBW's commitment to health management is seen as a strategic investment in its most important resource - the Bank's employees - whose efficiency and motivation are the key to its success. In the national German comparison of companies by EuPD Research as part of the »Corporate Health Award«, the workplace health management at LBBW has once again improved and the renowned »excellence status« was achieved in corporate health management in November 2012.

The emphasis in 2012 was especially on maintaining and strengthening mental health. Various measures were initiated as part of an initiative with the same name. These include, in particular, a series of in-house workshops at which all the approx. 800 managers attend a one-day »workplace health management« training course.

In accordance with the regulations in section 7 and section 8 of the Remuneration Ordinance for Institutions (Instituts-Vergütungsverordnung, InstitutsVergV) dated 13 October 2010, LBBW (Bank) will produce a remuneration report for 2012 that is scheduled to be published on the LBBW website at www.LBBW.de during the second quarter of 2013.

Sustainability.

Sustainability is an integral part of the business policy of LBBW (Bank) that is based on the conviction that economic success is not achievable in the long term without responsible ecological, ethical, and social performance. LBBW's (Bank) commitment to sustainability is therefore anchored in both its strategic and the operating business.

Sustainability strategy and management.

The LBBW (Bank) **Sustainability Policy** consolidates LBBW's guiding principles on sustainable development in the areas of corporate governance, business operations, human resources, communication, and LBBW's commitment to community. LBBW (Bank) has set itself suitable goals to define its sustainability policy. The concrete orientation framework for the implementation of LBBW's sustainability goals is provided by the **Guidelines for Sustainability.** These mark out the corridor within which LBBW will pursue its sustainability goals in the investment and lending business, in human resources policy, and in stewardship of resources, and therefore form the foundation for sustainable development. In addition, the **LBBW Climate Strategy** describes the position of LBBW (Bank) on key issues relating to climate.

The standards listed apply to LBBW (Bank) including BW-Bank, Rheinland-Pfalz Bank and Sachsen Bank as well as to the wholly-owned subsidiaries GastroEvent GmbH, LBBW Immobilien Management GmbH (incl. the integrated BW Immobilien GmbH) and LBBW Asset Management Investmentgesellschaft mbH, each of which are based in Stuttgart. These subsidiaries are integrated within the sustainability management system of the LBBW (Bank).

Comprehensive information on the commitment to sustainability of LBBW (Bank) can be found under http://www.lbbw.de/lbbwde/1000010744-en.html, which also includes the sustainability report that is updated every year.

Sustainability ratings.

In March 2012, Munich-based oekom research AG gave LBBW an overall rating of C+ on a scale of A+ to D-. This result represented a further improvement over the previous year. LBBW meets the minimum standards for sustainability management as defined by oekom research and is rated »prime«. LBBW securities traded on the market therefore qualify for investment from an ecological and social perspective.

In the Sustainalytics Sustainability Rating 2012, LBBW received 72 out of a 100 possible points (previous year: 73) and is therefore ranked 8th out of 63 in the international banking industry category for non-exchange listed banks. Among German banks, LBBW took 2nd place behind the KfW Banking Group (December 2012).

In imug's 2012 sustainability rating LBBW received a favorable rating as issuer of public covered bonds, mortgage-backed covered bonds and uncollateralized bonds[1].

Overall economic development.

Global economy.

The year 2012 was defined by a high level of uncertainty. The global economy is expected to have grown by 3.2% and therefore at a somewhat slower rate than the 3.9% growth level achieved the year before. Besides a slowdown in economic activity in the emerging markets, this was due in particular to the recession in the eurozone as a consequence of the euro debt crisis. The debt crisis came to a provisional head in February/March 2012 with the Greek debt restructuring that was restricted to private creditors and further eroded confidence in the eurozone's other southern European countries.

While in Asia, the Chinese economic momentum slackened off, economic growth picked up in Japan. The Japanese economy benefited from catch-up effects from 2011 (the year of the Fukushima nuclear disaster) and GDP climbed from -0.6% to 2.0%. By contrast, Chinese GDP growth slowed from 9.3% in 2011 to 7.8% in 2012; this was attributable to the more difficult international environment as well as to a more restrictive monetary policy in reaction to higher inflation and overheating of the residential real estate market. At 2.2%, GDP growth levels in the United States were close to the previous year's level (1.8%). The acceleration in growth was affected, above all, by the residential real estate sector that showed a marked recovery in 2012 after a prolonged downward spiral. Corporate investment was

1) The term »uncollateralized bonds« includes all types of uncollateralized fixed-income securities, time and savings deposits.

another contributory factor. Nonetheless, the budget dispute in the US impacted on the willingness of companies to invest. A compromise was reached at the turn of the year 2012/2013 between the White House and Congress, thus avoiding the often mentioned fiscal cliff. The compromise envisages savings totaling around 1.5% of GDP and a suspension of the debt ceiling until May 2013.

The debt crisis also dominated the situation in the eurozone in 2012. The necessary budgetary consolidation measures together with the high risk premiums of many sovereigns and banks resulted in restrictive financing terms for companies and private households in some European periphery states. The eurozone as a whole slipped into recession with economic output contracting by 0.4% in 2012. The recession was particularly pronounced in Greece; with economic output falling by around 6% in 2012, the country found itself in a recession for the fifth consecutive year. Spain and Italy were also in a recession in 2012, with GDP declining by 1.4% and 2.3% respectively. France, however, managed to increase its economic output minimally in 2012, with GDP growth of 0.2%.

Germany.

Germany's economy proved comparatively robust in 2012 to the negative influences from the eurozone periphery states. However, German GDP growth clearly fell short of the figure of 3.0% for 2011. Against the background of concerns about the continued existence of the euro, the German economy showed quite respectable growth of 0.7% (0.9%, adjusted for the number of working days). Export growth came to 4.1% and thus once again far outpaced import growth (2.3%). Consumer spending acted as a support, with growth of 0.8%. Capital expenditure, on the other hand, was down 5.2%. On the labor market, the decline in unemployment stalled. Unemployment of 6.9% in December 2012 was even slightly higher than the figure of 6.8% recorded in December 2011.

Consumer prices increased by an annual average of 2.0%. Energy prices increased disproportionately by +5.7%, as did food and non-alcoholic beverages (+3.2%). Commodities increased by an average of 2.9%, while the price increase for services including rents was a moderate 1.1%.

Central bank policy.

The Federal Reserve left its key interest rate unchanged in the range of 0% to 0.25% for the fourth calendar year in succession. The central bank repeatedly explained that the economic situation necessitated the overnight rate to remain at an extremely low level until at least mid-2015.
This explanation was set forth in detail in December 2012, whereby the Federal Reserve will keep interest rates near zero as long as unemployment remains above 6.5% and long-term inflation does not exceed 2%. With unemployment at 7.8% at year-end 2012, therefore, we are unlikely to see interest rate hikes on the agenda in the foreseeable future.

The ECB cut its key interest rate further to 0.75 % in mid-2012. The reason given was the difficult economic environment in the eurozone and the very high risk premiums for the periphery states and numerous banks. The ECB's first press conference in 2013, at which the ECB President adopted a comparatively optimistic stance on the euro crisis, dispersed any speculative appeal that still existed concerning further interest rate cuts in the eurozone. The ECB's announcement at the start of August that it would, if necessary, intervene directly on the government bond market to safeguard the irreversibility of the euro represented a milestone in stabilizing the financial markets. The ECB's Outright Monetary Transactions program (OMT program) was then agreed at the start of September. Within the scope of these operations, the ECB would also buy bonds from the eurozone countries that still had market access but whose yields could compromise the irreversibility of the euro owing to market pressure, thus preventing the transmission of monetary policy. The ECB made no purchases within the scope of the OMT program up to year-end 2012. The mere announcement by the ECB was enough initially to significantly reduce the risk premiums of the bonds of EMU member states toward federal government bonds (Bunds).

Bond market.

The debt crisis in the EMU also dominated the bond market in 2012. The first haircut was imposed on Greek sovereign bonds in February and March. Private bondholders were requested to approve a voluntary debt swap. The public-sector creditors, which included the ECB, were excluded from the swap. As part of this debt swap, the private bondholders received a package of 24 new bonds with maturities ranging between 2023 and 2042. The nominal value of the bonds involved in the swap was lowered by 53.5%. This debt restructuring had the effect of reducing Greece's sovereign debt by EUR 107 billion.

However, it soon became very clear that this had not solved the country's problems. The parliamentary elections in Greece drove the uncertainty about the continued existence of the EMU to new heights, not least since it could no longer be ruled out that Spain or Italy would lose access to the capital market. Moreover in June, Spain applied for EFSF funds to recapitalize its banking sector. The Eurogroup countries approved up to EUR 100 billion for this purpose. An independent audit calculated the potential capital requirement at EUR 51 to 62 billion. In this environment, the risk premiums of 635 bp and 534 bp on 10-year Spanish and Italian sovereign bonds respectively reached new highs over comparable Bunds since the euro was launched. Ten-year Bund yields fell to a historical low of 1.16%, while two-year Bunds even reached negative territory. Concerns about the continued existence of the eurozone persisted until the end of July before a series of events – in particular the ECB's OMT program – gradually restored confidence in the cohesion of the eurozone, resulting in a noticeable drop in the risk premiums of the periphery states over Germany. The Federal Constitutional Court, which ruled the European Stability Mechanism (ESM) as being constitutional on 12 September 2012, also prompted further stability on the markets. The ESM could then officially assume its duties in October. The risk premiums of 10-year Spanish and Italian sovereign bonds over 10-year Bunds thus tightened to 396 bp and 320 bp respectively by the end of 2012. 10-year Bund yields tightened slightly and ended the year 2012 at 1.30%. A high of 2.04% was reached at the end of March.

Currency market.

On the currency market, the EUR appreciated slightly against the USD – albeit with pronounced fluctuations. The EUR was trading at USD 1.29 at the start of 2012 and at USD 1.32 at year-end. The annual high was reached at the end of February with 1.34, when the EUR benefited from the anticipation of a successful haircut in Greece. The low was reached at the end of July, when a collapse of the EMU no longer seemed so unfounded and the EUR was already trading at USD 1.21.

Fluctuation vis-à-vis the other main currencies was also mostly reasonable. The CHF traded mostly around the EUR/CHF 1.20 mark – this was the official floor at which the Swiss National Bank (SNB) defended the currency through currency market intervention. As hopes emerged of an end to the euro debt crisis, the EUR could gain some ground and firmed up at EUR/CHF 1.21 at year-end. On balance, the GBP appreciated slightly against the EUR. Having started the year at EUR/GBP 0.8350, the EUR was trading at only 0.8160 at year-end. The JPY was the exception, depreciating significantly on the currency markets at year-end 2012 as a consequence of the shift in the Bank of Japan's policy. While the EUR/JPY traded at 100 at the start of November 2012, unchanged from the start of the year, it rose to almost 114 at year-end 2012. This price increase continued at the start of 2013, too.

Stock market.

The German equity index DAX had an extremely successful year on the stock exchange, reaching a year-end level of 7612 points (+29.1%). The only prolonged period of weakness it experienced came in early 2012, when the market gave up almost the entire gains for the year against the backdrop of the euro debt crisis and fell by around 1200 points to just below the 6000 mark. Growing confidence that the euro debt crisis could be contained boosted investors' appetite for risk again and the German equity barometer climbed to over 7600 points. The MDax, the market barometer for listed SMEs, even penetrated the 12000 point mark for the first time in December, after trading at only just under 8,900 points at the end of 2011. The European market barometer, the Euro Stoxx 50, also rose, albeit to a lesser extent. The index stood at 2317 points at the end of 2011. Twelve months later and influenced by easing fears about the break-up of the eurozone, the index was trading at 2636 points. In the US, the Dow Jones Industrials made only modest gains: On balance, it moved from 12218 to 13104. The compromise on the so-called fiscal cliff that was only reached right at the end of 2012 impacted on North American equities.

Banking industry performance.

The banking environment was defined in 2012 mainly by the economic slowdown during the year, the ongoing debt crisis and progressing reforms of the sector's regulatory framework.

The economic tailwind from 2011 for the German banking industry weakened in the course of 2012 on the back of declining global growth momentum and the recession in the eurozone, which was felt increasingly in Germany, too. In November 2012 German Bundesbank mentioned a trend toward higher risk provisioning by the banks up to the third quarter of 2012. Given the still comparatively solid state of the German economy and private households, LBBW believes this trend is likely to have been limited. Some banks with high exposure to ship financing posted special charges due to the protracted difficult situation on the international shipping markets.

After the still unresolved debt crisis in the eurozone reached another high in summer 2012, uncertainty and tension on the markets eased noticeably in the latter part of the year, as progress was made to overcome the crisis. However, the low interest rate environment that accompanied this progress is increasingly presenting challenges for the entire financial sector. This is especially true for the investment business, where it has become more difficult to generate returns, especially given the low propensity toward risk.

The immense regulatory pressure continued to challenge the sector in the past year. The banks had to invest further substantial capacity and funds in 2012 to overcome and adjust to the large number of new regulatory requirements that were or still remained to be implemented. The legal and business policy workup of the financial market crisis continues to occupy capacities and weigh on the sector. Against this backdrop and due to the conditions laid down by the EU Commission for various banks the process of adjusting the business models and balance sheets continued.

In the course of this adjustment, overall further progress has been made in stabilizing the sector. The risk-bearing capacity of the German banking industry has increased significantly since the outbreak of the financial market crisis. This is also reflected in improved capitalization. By mid-2012, all of the German banks participating in the surveys conducted by the European Banking Authority (EBA) had fulfilled (and exceeded on aggregate) the higher minimum capital requirements within the scope of the survey conducted at the end of 2011. At the same time, the large banks have also made progress since the outbreak of the financial crisis in raising finance through more stable sources.

Business performance of the LBBW Group.

Results of operations, net assets and financial position.

The LBBW Group continued its positive development in the year 2012, despite the difficult economic environment for banks.

In 2012, the LBBW Group was able to generate a positive result in all four consecutive quarters. **Net consolidated profit before tax** improved significantly over the previous year at EUR 399 million (previous year: EUR 86 million), particularly due to the solid customer-driven business and the absence of major negative effects from the turbulence on financial markets. This corresponds to a year-on-year improvement of EUR 313 million.

The **operating result** totaling EUR 694 million showed a substantial improvement of EUR 302 million, mainly driven by an improved net income/loss from investment securities as a result of the disappearance of write-downs in connection with Greece in the previous year.

LBBW made progress in the financial year under review in further reducing its **risk weighted assets;** these fell by EUR - 11.9 billion to EUR 95.8 billion. The credit-investment-portfolio (incl. guarantee portfolio) was reduced by a nominal amount of around EUR 15 billion to EUR 22 billion. The Group recorded a considerable decline in loans and advances to financial institutions, companies and the public-sector entities of countries particularly affected by the European debt crisis (PIIGS).

As a result of risk mitigation, the financial and accounting ratios in the LBBW Group showed a substantial improvement as at end-December 2012. The **core capital ratio (Tier 1 ratio)** rose by 2.4 percentage points to 15.3% (previous year: 12.9%), the **total ratio** in accordance with the Solvency Regulation (SolvV) increased by 2.5 percentage points to 19.7% (previous year: 17.2%).

The **financial position** of the Group remained tension-free throughout the entire year under review due to the good liquidity. The LBBW Group was able to obtain funding on the requisite scale via the market at all times.

Results of operations.

	1 Jan. 2012 -31 Dec. 2012	1 Jan. 2011 -31 Dec. 2011[1]	Change from 2011 to 2012	
	EUR million	EUR million	EUR million	in %
Net interest income	2 057	2 298	-241	-10.5
Net fee and commission income	514	536	-22	-4.1
Net gains/losses from financial instruments measured at fair value through profit or loss[2]	24	-33	57	-
Other operating income/expenses[3]	-33	194	-227	-
Total operating income/expenses	**2 562**	**2 995**	**-433**	**-14.5**
Allowances for losses on loans and advances	-143	-160	17	-10.6
Net gains/losses from financial investments, net income/expenses from investments accounted for using the equity method and from profit/loss transfer agreements	135	-716	851	-
Administrative expenses	-1 860	-1 727	-133	7.7
Operating result	**694**	**392**	**302**	**77.0**
Guarantee commission for the State of Baden-Württemberg	-305	-306	1	-0.3
Impairment of goodwill	0	-15	15	-100.0
Net income/expenses from restructuring	10	15	-5	-33.3
Net consolidated profit/loss before tax	**399**	**86**	**313**	**>100**
Income tax	-1	-20	19	-95.0
Net consolidated profit/loss	**398**	**66**	**332**	**>100**

1) After taking into account adjustments in accordance with IAS 8 (see note 2).
2) In addition to net trading gains/losses in the narrow sense, this item also includes net gains/losses from financial instruments designated at fair value and net gains/losses from hedge accounting.
3) The net income/expenses from investment property is shown as part of other operating income/expenses.

Net interest income declined by EUR -241 million year-on-year to EUR 2 057 million. This drop was essentially a result of a further reduction in interest-earning volumes and lower interest income from own investments due to the further fall in interest rates in the course of the year. Moreover, positive one-off effects from the previous year could not be repeated to the same extent. By contrast, the estimates of interest and repayment cash flows of silent partnership contributions and profit participation rights were amended by around EUR 187 million, which exerted a positive impact. This is primarily attributable to the disappearance of interest cash flows (accumulation) for the silent partnership contributions that were converted on 1 January 2013.

Net fee and commission income of EUR 514 million was down on the previous year's figure of EUR 536 million. The decline was due for the most part to the decrease of EUR -13 million in net fee and commission income from the securities and custody business. One-off effects from agency activities were EUR 8 million lower than in the previous year.

Net gains/losses from financial instruments measured at fair value through profit or loss improved by EUR 57 million year-on-year to EUR 24 million. In addition to the reversal of impairment losses in rating-induced transactions amounting to EUR 305 million (particularly for spread tightening in bank and sovereign names that had an effect on credit derivatives), positive earnings contributions were generated, in particular, on the basis of customer-related transactions in money trading, securities and interest rate derivatives. However, high strain resulting from valuation adjustments (for market parameters, counterparty risks and legal risks) amounting to EUR -219 million prevented an even better total comprehensive income figure. In addition, EUR -161 million in write-downs on derivatives were realized. Interest rate and currency fluctuation led to highly volatile remeasurement gains/losses in the course of the year. In particular, this affected the remeasurement gains/losses of cross-currency swaps that are used to hedge currency risks. The effect on an annualized basis came to EUR 95 million. The measurement of the Group's own credit spread also weighed the fair value result down by EUR -144 million.

Other operating income/expenses decreased by EUR -227 million year-on-year to EUR -33 million. Alongside the allocation to provisions for legal risks, the decline is attributable to lower ongoing earnings contributions and the disappearance of one-off effects resulting from the sale of the residential housing portfolio of LBBW Immobilien GmbH.

Allowances for losses on loans and advances remained modest and were roughly at the previous year's level at EUR -143 million.

Net gains/losses from financial investments, net income/expenses from investments accounted for using the equity method and from profit/loss transfer agreements improved significantly year-on-year from EUR -716 million to EUR 135 million. Following the considerable strain on the result in the previous year that was caused by the southern European sovereign debt crisis, no comparable expenditure was incurred in the year under review. The result from securities was EUR -66 million in the year under review. This figure includes exchange-rate changes and the recovery in the price of securities under the risk shield of the State of Baden-Württemberg.
The reimbursement rights from the guarantee provided by the State of Baden-Württemberg fell by EUR -17 million (previous year: EUR -37 million). By contrast, the Group realized a gain on the sale of financial investments totaling EUR 172 million (previous year: EUR 276 million) and EUR 55 million (previous year: EUR -1 million) in earnings contributions from equity investments accounted for using the equity method.

Administrative expenses rose by EUR -133 million to EUR -1 860 million. This performance was mainly the result of an increase in total other administrative expenses of EUR -80 million, which in turn was chiefly caused by a substantial year-on-year increase in the bank levy of EUR -35 million to EUR -92 million. In addition, expenses for IT operations and advisory expenses in connection with IT projects increased by a total of EUR 45 million over the previous year. This was due to preparations for regulatory and accounting-related requirements (in particular, Basel III, IFRS standard changes etc.) as part of multi-annual projects, as well as expenses incurred in connection with the development of the group-wide steering instruments.

Taking the expenses incurred for the **guarantee commission** for the State of Baden-Württemberg totaling EUR -305 million and the EUR 10 million **net income from restructuring** into account, the Group posted a net consolidated profit before tax of EUR 399 million (previous year: EUR 86 million).

A **tax expense** totaling EUR -1 million was incurred in the year under review, compared with EUR -20 million in the previous year. The effective tax rate was well below the Group tax rate. A tax expense from a write-down on deferred taxes was largely offset by tax income generated from the reversals of provisions created in connection with the successful conclusion to a tax dispute abroad.

The **net consolidated profit after tax** amounted to EUR 398 million (previous year: EUR 66 million). EUR -1 million of this amount was accounted for by minority interests while EUR 399 million are to be attributed to the owners of LBBW.

Net assets and financial position.

	31 Dec. 2012	31 Dec. 2011[1]	Change from 2011 to 2012	
Assets	EUR million	EUR million	EUR million	in %
Cash and cash equivalents	2 909	5 848	-2 939	-50.3
Loans and advances to banks	50 066	59 611	-9 545	-16.0
Loans and advances to customers	117 170	123 794	-6 624	-5.4
Allowances for losses on loans and advances	-2 505	-2 945	440	-14.9
Financial assets measured at fair value through profit or loss[2]	110 464	116 270	-5 806	-5.0
Financial investments and shares in investments accounted for using the equity method	53 074	63 740	-10 666	-16.7
Portfolio hedge adjustment attributable to assets	580	455	125	27.5
Non-current assets held for sale and disposal groups	23	1 698	-1 675	-98.6
Intangible assets	502	567	-65	-11.5
Investment property	516	469	47	10.0
Property and equipment	710	758	-48	-6.3
Current income tax assets	182	265	-83	-31.3
Deferred income tax assets	1 271	1 359	-88	-6.5
Other assets	1 364	1 180	184	15.6
Total assets	**336 326**	**373 069**	**-36 743**	**-9.8**

1) After taking into account adjustments in accordance with IAS 8 (see note 2).
2) In addition to trading assets, this item also includes the positive fair values from hedging derivatives and financial assets designated at fair value.

Equity and liabilities	31 Dec. 2012 EUR million	31 Dec. 2011[1] EUR million	Change from 2011 to 2012 EUR million	in %
Deposits from banks	64 236	77 836	-13 600	-17.5
Deposits from customers	85 332	80 179	5 153	6.4
Securitized liabilities	61 589	71 654	-10 065	-14.0
Financial liabilites measured at fair value through profit or loss[2]	99 732	117 188	-17 456	-14.9
Portfolio hedge adjustment attributable to liabilities	1 199	1 019	180	17.7
Provisions	3 133	2 600	533	20.5
Liabilities from disposal groups	0	526	-526	-100.0
Current income tax liabilities	200	276	-76	-27.5
Deferred income tax liabilities	170	195	-25	-12.8
Other liabilities	698	700	-2	-0.3
Subordinated capital	9 715	11 396	-1 681	-14.8
Equity	10 322	9 500	822	8.7
Share capital	2 584	2 584	0	0.0
Capital reserve	6 910	6 910	0	0.0
Retained earnings	771	1 067	-296	-27.7
Other income	-363	-1 147	784	-68.4
Unappropriated profit/loss	399	67	332	>100
Equity attributable to non-controlling interest	21	19	2	10.5
Total equity and liabilities	**336 326**	**373 069**	**-36 743**	**-9.8**
Guarantee and surety obligations	6 464	6 519	-55	-0.8
Irrevocable loan commitments	22 381	22 137	244	1.1
Business volume	**365 171**	**401 725**	**-36 554**	**-9.1**

1) After taking into account adjustments in accordance with IAS 8 (see note 2).
2) In addition to trading liabilities, this item also includes the negative fair values from hedging derivatives and financial liabilities designated at fair value.

GROUP MANAGEMENT REPORT

Business volume.

The **business volume** fell year-on-year by EUR - 36.6 billion or - 9.1% to EUR 365.2 billion. **Consolidated total assets** of LBBW declined in the same period by EUR - 36.7 billion to EUR 336.3 billion.

The decline largely reflects the scheduled reduction in volumes and risks. On the assets side, the decline in volume was chiefly marked by a EUR - 6.6 billion drop in loans and advances to customers and a EUR - 9.5 billion decline in loans and advances to banks. In addition, financial assets measured at fair value through profit or loss recorded a significant fall of EUR - 5.8 billion and financial investments one of EUR - 10.7 billion. On the liabilities side, deposits from banks declined by EUR - 13.6 billion, securitized liabilities by EUR - 10.1 billion and financial liabilities measured at fair value through profit or loss by EUR - 17.5 billion.

The reclassification of counterparties also had a material effect on the balance sheet items of loans and advances to, and deposits from, banks and customers.

At EUR 1 906 billion as at the end of the year, the **nominal volume of derivatives** was down - 16.5% on the previous year's figure (EUR 2 283 billion).

Lending.

The volume of **cash and cash equivalents** declined by around EUR - 2.9 billion on the reporting date to EUR 2.9 billion year-on-year.

Loans and advances to banks fell by EUR - 9.5 billion to EUR 50.1 billion in the past financial year. The decline was mainly the result of a EUR - 6.1 billion reduction in the holding of public-sector loans and of securities repurchase transactions totaling EUR - 3.6 billion. The change in securities repurchase transactions was influenced by the reclassification of counterparties to loans and advances to customers totaling some EUR - 0.7 billion.

Loans and advances to customers decreased by EUR - 6.6 billion to EUR 117.2 billion. Including the EUR 0.7 billion in counterparties that were reclassified as at the balance sheet date, loans and advances to customers declined by a total of EUR - 7.3 billion. The decline was essentially due to a decrease of EUR - 7.1 billion in the portfolio of mortgages and public-sector loans and a lower volume of EUR - 1.9 billion in money trading and securities repurchase transactions.

Financial assets measured at fair value through profit or loss also showed a marked decrease of EUR - 5.8 billion to EUR 110.5 billion year-on-year. The fair values of the derivatives were initially down as a result of the transfer of derivatives to a central liquidating agent and the subsequent netting of EUR - 8.0 billion. Derivatives with a fair value of EUR - 7.5 billion were also concluded in 2012. This was offset by the higher fair values of interest rate derivatives as a result of the lower interest rate level. Moreover, the holdings of bonds and other fixed-income securities increased by some EUR 1.0 billion.

The holdings of **financial investments and shares in investments accounted for using the equity method** decreased by EUR - 10.7 billion to EUR 53.1 billion in comparison with the year-end 2011, which was largely attributable to maturities and the disposal of bonds and debentures in the past financial year that resulted from the further reduction in the credit-investment-portfolio, among other things.

Funding.

Deposits from banks recorded a drop of EUR - 13.6 billion to EUR 64.2 billion in comparison with 31 December 2011. The decline resulted largely from lower holdings of securities repurchase transactions totaling EUR - 13.7 billion and from a EUR - 0.7 billion fall in money market transactions. The pronounced decrease in securities repurchase transactions is mainly attributable to the reclassification of counterparties to deposits from customers totaling EUR - 7.3 billion. Adjusted for these reclassifications, deposits from banks would have fallen by a total of EUR - 6.3 billion.

Deposits from customers, which is one of the main funding pillars, increased by EUR 5.2 billion year-on-year to EUR 85.3 billion. This increase was largely due to the EUR 8.8 billion rise in liabilities from securities repurchase transactions and essentially includes the reclassification of counterparties of EUR 7.3 billion. By contrast, the volume of public registered covered bonds declined by EUR - 2.7 billion and that of borrower's note loans by EUR - 1.1 billion. Adjusted for the abovementioned reclassification effects, deposits from customers would have fallen by EUR - 2.1 billion.

Another major funding pillar, **securitized liabilities,** came to EUR 61.6 billion at the end of 2012 and was thus down EUR - 10.1 billion year-on-year. A slight EUR 1.1 billion increase in mortgage-backed covered bonds contrasted with a EUR - 7.2 billion decline in public covered bonds and a EUR - 4.2 billion decrease in other bonds (chiefly bearer notes and structured issues) that was mainly attributable to repayments and maturities.

Financial liabilities measured at fair value through profit or loss dropped by EUR - 17.5 billion year-on-year to EUR 99.7 billion. In line with the financial assets measured at fair value through profit or loss, the derivative holdings were initially down as a result of the transfer of derivatives to a central liquidating agent and subsequent netting of EUR - 8.0 billion. Derivatives with a fair value of EUR - 7.5 billion were also concluded in 2012. The decline was also attributable to a reduction of EUR - 6.9 billion in the volume of money market transactions. This was also offset by the increase in the fair values of interest rate derivatives as a result of the lower interest rate level.

The **liquidity position** remained tension-free and the requirements of the Liquidity Regulation were adhered to at all times in the year under review. The solvency of the LBBW Group was guaranteed at all times from a 90-day view, even based on severe stress scenarios. The defined stress tests showed at the end of the year that the potential funding available from central banks and on the market exceeded funding requirements, even after the occurrence of the respective scenario.

The management of mismatched maturities in the medium- and longer-term segments took place as part of funding planning. While the limit system stipulates set limits for maximum funding requirements due to portfolio maturities five days, three months and twelve months forward, it was also necessary to pay heed that the products and investor groups used represent a balanced structure to adhere to the diversification requirement. The LBBW Group was able to obtain funding on the requisite scale via the market at all times.

Equity.

Equity recorded in the balance sheet as at 31 December 2012 increased by 8.7% or EUR 822 million to EUR 10.3 billion as at the end of 2012. The **revaluation reserve rose** by EUR 783 million in the year under review whereas **retained earnings** were weighed down by EUR -356 million due to the lower discount rate for pension obligations. **Consolidated total comprehensive income** came to EUR 824 million in the financial year.

Risk weighted assets as at 31 December 2012 declined by EUR 11.9 billion to EUR 95.8 billion in comparison with year-end 2011. This drop was mainly the result of the reduction in non-strategic business. Qualifying **core capital (Tier 1)** increased by EUR 0.8 billion to EUR 14.7 billion in comparison with year-end 2011. This rise was essentially due to the reversal of impairment losses on silent partnership contributions from net income in 2011 and the reduction in equity investments in the financial sector.

Core capital (Tier 1).

Core capital (Tier 1) increased by EUR 839 million in the 2012 financial year. EUR 298 million of this amount was accounted for by the proportional appropriation of net income in 2011 to replenish the silent partnership contributions diminished in 2009 to the nominal amount. The disposal of affiliated companies as part of the restructuring process released EUR 373 million in core capital (Tier 1). The reduction in deductible items as defined for regulatory purposes, to be charged in equal measure to the core and supplementary capital, relieved the core capital by EUR 261 million. The main contributory factors here were the decline in expected losses in the lending business as defined for the purposes of the German Solvency Regulation. In addition, the regulatory valuation adjustments carried out for the first time in 2012 for a more prudent valuation of trading book items over and above the value adjustments taken into account in the income statement, resulted in a deduction of EUR 68 million from the core capital. Silent partnership contributions of EUR 26 million were removed from the qualifying core capital as at 31 December 2012, due to falling short of the minimum remaining term of two years.

To a lesser extent, core capital was also affected by currency-related changes in silent partnership contributions issued in foreign currency and by pro-rata reversals of the positive difference remaining from equity investments acquired in previous years.

Supplementary capital (Tier 2).

The supplementary capital at year-end was EUR -297 million lower than at the end of the previous year. On the one hand, maturing long-term subordinated liabilities that were still eligible at 40% in the last two years before maturity, contributed EUR 334 million to the decrease. On the other, a nominal amount of EUR 124 million was accounted under a remaining maturity of less than two years; as a result, only 40% is eligible as supplementary capital and the supplementary capital fell by EUR 74 million. A further nominal amount of EUR 50 million with a remaining maturity of less than two years, was reclassified from supplementary capital to Tier 3 capital, since it meets the requirements of the latter until maturity.

Of the total portfolio of profit participation rights eligible as supplementary capital, EUR 85 million had a remaining maturity of two years. Of this amount, EUR 60 million continue to be used as Tier 3 capital owing to legally agreed lock-in clauses, while EUR 25 million could not be included for regulatory reasons.

On the other hand, the reversal of impairment losses on profit participation rights from net profit for 2011 had the effect of increasing the volume of supplementary capital by EUR 33 million, while exchange rate-related changes to foreign currency holdings in the subordinated liabilities decreased the volume by EUR 43 million.

The regulatory deductible eased the pressure on supplementary capital by EUR 261 million in line with core capital, as did the EUR 16 million decrease in the use of market-smoothing opportunities while the trend of the positive difference resulted in a smaller reduction.

Tier 3 capital.

Tier 3 capital comprises long-term subordinated liabilities as well as profit participation rights with a remaining maturity of less than two years, but whose contractual terms allow them to be reported under Tier 3 capital until maturity. Of the previous year's portfolio, profit participation rights of EUR 433 million and subordinated liabilities of EUR 19 million matured, while supplementary capital components whose remaining maturity fell below two years during the financial year increased the Tier 3 capital by EUR 110 million. The reversal of impairment losses on profit participation rights from net profit in 2011 to a nominal amount of EUR 50 million also had a positive effect with regard to these own-fund components. Capping the eligibility to five-sevenths of the market risk positions, which excluded EUR 37 million from the Tier 3 capital in the previous year, was no longer necessary as at 31 December 2012. Overall, the eligible Tier 3 capital fell by EUR -266 million.

The regulatory ratios of the LBBW Group were as follows compared with the previous year:

	31 Dec. 2012	31 Dec. 2011	Change from 2011 to 2012	
	EUR million	EUR million	EUR million	in %
Own funds[1]	**18828**	**18552**	**276**	**1.5**
of which core capital (Tier 1)	14675	13836	839	6.1
of which supplementary capital (Tier 2)	3696	3993	-297	-7.4
of which Tier 3 capital	457	723	-266	-36.8
Qualifying items	**95775**	**107675**	**-11900**	**-11.1**
Core capital ratio (Tier 1 ratio) in %	**15.3**	**12.9**		**2,4% pp**
Total ratio in accordance with the Solvency Regulation (SolvV) in %	**19.7**	**17.2**		**2,5% pp**

1) Since 2008: section 10 KWG in conjunction with section 2 SolvV.

Risk report.

Basic principles.
General legal conditions.

This risk report has been prepared on the basis of German Accounting Standards numbers 15 (Management Reporting), 5 (Risk Reporting) and 5 - 10 (Risk Reporting of Credit and Financial Services Institutions). It also includes in part disclosure requirements pursuant to IFRS 7 regulations.
The information provided relates, in particular, to risks arising from financial instruments. For further information, please refer to the Notes.

Unless stated otherwise, the report is based on LBBW Group (hereinafter referred to as LBBW or LBBW Group). Parent company LBBW (Bank) represents the dominant part within LBBW Group; consequently the Group figures result largely from the Bank.

The overall risk profile of the LBBW Group is ascertained annually by Group Risk Control in accordance with the Minimum Requirements for Risk Management (MaRisk) on the basis of the group risk inventory and is presented to the Board of Managing Directors in the form of a risk map. Risk measurement of the material subsidiaries is based on the transparency principle; i. e., the types of risk identified as material in the respective companies are integrated in the group-wide risk measurement of the respective type of risk. LBBW Group shows companies whose risks are regarded as immaterial in investment risk.

Risk-oriented management of the Bank as a whole.

LBBW defines risk management as the use of a comprehensive set of tools to address risks within the scope of the risk-bearing capacity and the strategy set out by the Board of Managing Directors. Risks should be taken within the scope of the internal control process, in a deliberate and controlled manner, from a yield perspective and in view of the associated opportunities for income and growth potential.

The internal control process thus forms a core element of the group-wide system for risk-oriented steering instruments and particularly comprises the organizational and operational structure, the risk management and control processes, and internal auditing.

Risk strategy.

The Board of Managing Directors and the Risk Committee stipulate the principles of the risk management system by defining risk strategies that are consistent with LBBW's business strategy.

Risk strategy guidelines are defined in the group risk strategy, which applies to the entire Group and across all risk categories; these are consolidated in the form of risk tolerance in accordance with MaRisk. It is determined through the definition of basic risk-strategy principles, strategic limits, the liquidity risk tolerance, and the principles of risk management and observed in all business activities.

The basic risk-strategy principles reflect the conservative risk policy defined in the business strategy. The strategic limit system operationalizes the requirements and objectives defined in the business strategy for all material risk types covered by risk-bearing capacity. The liquidity risk tolerance caps the liquidity risk in the narrower meaning (i. e., it limits the risk of not meeting payment obligations). The risk guidelines for risk management represent core principles for balancing opportunities and risks within LBBW, and adhere to the basic elements of the restructuring requirements. They contribute to the creation of a uniform risk culture and - in accordance with materiality principles - form the framework for the precise organization of processes and methods of risk management.

In addition, the risk strategies document the current and target risk profile of LBBW, specify customer, product and market-specific guidelines and thereby create the framework for medium-term planning together with the business strategy.

Operational implementation of these requirements is monitored by deviation analyses, business area dialogs, monthly analyses of results, and strategic and operational limit systems.

Risk capital management.
Risk types.

LBBW distinguishes between material and non-material risk types. Risk types are identified and their materiality determined on the basis of the results of the annual and ad hoc risk inventory.

The following risk types were identified and classified for 2012.

Risk types.

	Risk category	Describes possible...
Material risks	**Credit risks**	... losses arising from the default or deterioration in the credit rating of business partners. ... defaults by sovereign borrowers or restrictions on payments. ... losses arising from shortfall in proceeds from the liquidation of collateral.
Material risks	**Market price risks**	... losses caused by changes in interest rates, credit spreads, equity prices, exchange rates, commodity prices, volatility.
Material risks	**Liquidity risks**	... problems meeting payment obligations in the short term, or not being able to quickly close out larger positions at market value.
Material risks	**Operational risks**	... losses arising from the unsuitability or failure of internal processes and systems, people, or due to external events, including legal risks.
Material risks	**Investment risks**	... losses in the value of Group companies and equity investments not included in the above risk categories.
Material risks	**Reputation risks**	... losses caused by damage to the Bank's reputation.
Material risks	**Business risks**	... losses due to less favorable business performance than expected or from strategic errors, provided that they do not relate to other characteristic banking risks.
Material risks	**Pension risks**	... increase in provisions for pensions.
Material risks	**Real estate risks**	... losses in the value of the Group's real estate holdings.
Material risks	**Development risks**	... losses resulting especially from potential plan variances in the project development business of LBBW Immobilien Management GmbH.
	Funding risks	... additional expense as a result of higher funding costs.
	Model risks	... misrepresentations of actual risk.
	Dilution risks	... losses due to a lack of legal payment obligations for purchased receivables.
	Fund placement risks	... losses due to non-placement of equity components in the case of closed-end funds.

GROUP MANAGEMENT REPORT

Economic capital and aggregate risk cover.

A group-wide compilation of risks across all material risk types and subsidiaries, and the comparison of this with the capital calculated from an economic perspective (aggregate risk cover) are carried out in the calculation of risk-bearing capacity (RBC) according to the so-called liquidation principle.

At LBBW, aggregate risk cover (corresponds to risk coverage potential as per MaRisk) denotes the own funds restricted according to economic criteria which are available to cover unexpected potential losses. In addition to equity (as per IFRS including AfS reserves), subordinated debt, income statement results in accordance with IFRS are considered components of aggregate risk cover. Extensive conservative deductible items are also included in aggregate risk cover due to regulatory requirements.

Economic capital is calculated as a uniform risk measure at the highest level. This is deemed to constitute the amount of economic capital necessary to cover the risk exposure resulting from business activities. In contrast with the capital backing stipulated by regulatory bodies, it therefore represents the capital backing required from LBBW's point of view for economic purposes, calculated using its own risk models. It is quantified as value-at-risk (VaR) at a confidence level of 99.93% and a 1-year holding period for credit, market price, real estate, development, investment, and operational risks and using simplified procedures for other risks. The confidence level was adjusted in 2012 from 99.95% to 99.93% in order to reflect consistently the lower external long-term rating (Moody's downgrade from A2 to A3) in the RBC calculation.

By contrast, liquidity risks are managed and limited by the quantitative and procedural rules defined in the liquidity risk tolerance.

The upper risk limit for economic capital (economic capital limit) represents the group-wide overarching limit for all relevant quantified risk types. This limit reflects LBBW Group's maximum willingness to accept risk. In keeping with the conservative principle underlying risk tolerance it is substantially below the aggregate risk cover and thus provides scope for risks arising from unforeseeable stress situations. On the basis of the upper economic capital limit, economic capital limits are defined for the various directly quantified risk types and for the other risks not quantified within a model approach. The risk-bearing capacity is monitored by Group Risk Control by means of a traffic light system. The respective traffic light thresholds are linked to response options set out in a catalogue of measures.

In addition to management across risk types, economic risk management is implemented at segment level. LBBW's risk capital management also includes the management of regulatory capital.

Stress tests.

In addition to statistical indicators, which are ultimately based on historical data, and risk measurement tools, stress scenarios play an important part in risk assessment. They analyze in advance the impact of possible economic volatility and market crises in order to establish whether LBBW is able to withstand extreme situations.

Stress tests are therefore an integral part of LBBW's risk management. The stress scenarios are arranged in such a way that extraordinary but plausible events of different degrees of severity can be considered from economic, regulatory and accounting perspectives.

For this purpose, various methods ranging from a simple sensitivity analysis to complex macroeconomic scenarios addressing multiple risk types are applied. So-called inverse stress testing is also conducted regularly to examine which scenarios could threaten the existence of the LBBW Group.

In order to ensure risk-bearing capacity and regulatory capital ratios even in a stress case, so-called RBC stress scenarios are defined for the various risk types. These stress scenarios are economically focused across different types of risk, whose definition was geared in particular to LBBW's risk concentrations. In addition to the analysis of the economic and regulatory capital in the status quo, the Group's resistance to stress is also monitored on the basis of these scenarios. Infringements are monitored and escalated by Group Risk Control using the traffic light method.

Risk situation.

The risk-bearing capacity in the Group was maintained without any restrictions during the entire 2012 financial year. The risk-bearing capacity improved significantly over the end of the year 2011. This was also associated with a significant increase in the stress resistance.

Utilization of aggregate risk cover stood at 60% as at 31 December 2012.

LBBW Group – risk-bearing capacity.

	31 Dec. 2012		31 Dec. 2011	
EUR million	Absolute[1]	Utilization	Absolute[1]	Utilization
Aggregate risk cover	17141	60%	18060	70%
Economic capital limit[2]	13600	75%	15000	84%
Economic capital tie-up	10249		12626	
of which:				
diversification effects	-738		-660	
credit risk	5622		6565	
market price risk	2661		3662	
investment risk	192		432	
operational risk	900		803	
development risk	163		262	
real estate risk	267		376	
other risks[3]	1182		1186	

1) 2012 value, confidence level 99.93%; comparative figure end of 2011, confidence level 99.95%.
2) The individual risk types are capped by means of economic capital limits.
3) Other risks (especially reputation, business and pension risks).

During the financial year under review, utilization of the aggregate risk cover in the first half of 2012 was higher compared with the end of the year 2011, after which it improved gradually in the second half of 2012.

The decline in credit and market price risk that was evident throughout the first half of 2012 was lower than expected due to the unfavorable market development in an environment during which the euro debt crisis deteriorated further. The divestment of LBBW Immobilien's residential real estate portfolio provided slight relief.

The aggregate risk cover was reduced by larger discontinued subordinated capital items, the poor market situation, and non-recurring effects.

The risk side improved considerably in the second half of 2012. This was due, in particular, to the consistent wind-down of the non-core portfolio, the positive market situation and methodical optimization such as lowering the confidence interval for determining the economic capital or the integration of the investment risk calculation in the credit portfolio model. By contrast, specified regulatory requirements, especially the modeling of the credit value-at-risk (CVaR), which represents the economic capital tie-up for the credit risk, weighed on risks.

Aggregate risk cover benefited first of all from the positive market development in the second half of the year, in particular the gradual easing on the spread markets with an impact on the results and revaluation reserve. Secondly, the implementation of specified regulatory requirements, such as the complete deduction of active deferred taxes or immediate consideration of conceivable changes to the aggregate risk cover in the coming 12 months, had a negative impact.

Measures have been implemented within LBBW as part of appropriate risk management to limit or minimize all material risks. Sufficient capital was available to cover all risks.

Risk management processes and reporting.

Risk management and monitoring.

LBBW's risk management and monitoring is based on the guidelines of the risk strategy and the defined limits and approval powers.

At LBBW, transactions can only be entered into within clearly defined limits or competencies and in accordance with the principles of the risk strategy. Within the defined framework, risk management decisions are made by the departments with portfolio responsibilities, maintaining the separation of functions; these decisions are monitored by central Group Risk Control. The risk control and risk management system set up for this purpose covers all material risks and the details specific to the risk types.

Potential concentration of risk receives particular attention. On the one hand, concentrations tend to arise as a result of the synchronization of risk positions within one risk type. On the other hand, they can also be produced as a result of common risk factors or interactions between various risk factors of different risk types. At LBBW, appropriate processes are used to identify and to deliberately manage risk concentration. Risks to the Group's going-concern status must be excluded. Differentiated monitoring processes (e. g., stress tests) and limits (e. g., sector and country limits) are available for the purpose of monitoring this strategic requirement.

An overview of the structure and individual elements of the risk management system of LBBW is given in the following chart:

Risk management structure.


Annual General Meeting
Supervisory Board
Committees
Group's Board of Managing Directors
Business strategy, Group risk strategy
Risk Committee, Asset Liability Committee
Authority based on lending decision-making hierarchy, articles of association and internal regulations of the executive bodies and the Group's Board of Managing Directors
Credit risk strategy
Market price risk, liquidity risk, operational risk strategy
Investment risk, real estate risk and development risk strategy
Credit risks/country risks
Back offices divisions
Credit and risk management
Central loan processing
Country Limit Committee
Joint decision-making authority on lending with front offices
Group Risk Control
Market price risks
Liquidity risks
Treasury
Trading divisions:
Capital Markets - Trading
Capital Markets - Clients
Group Risk Control
Investment risks
Group Strategy/Legal
Real estate risks
LBBW Immobilien Management GmbH
Development risks
LBBW Immobilien Management GmbH
Operational risks
Group Risk Control in cooperation with all of the Bank's divisions
Other risks
Business risks
Reputation risks
Pension risks
Funding (spread) risks
Model risks
Dilution risks
Fund placement risks

Committees and reporting.

The members of the Group's Board of Managing Directors with responsibility for managing risks are supported in their decision-making by executive bodies and a comprehensive risk and subject-specific reporting system.

The Risk Committee comprises the Board members with responsibility for financial markets, operations/IT/services, and back office/finance functions, in addition to divisional managers from, among other areas, group risk control, financial controlling, and the front and back office. As an advisory committee, it prepares decisions for the Board of Managing Directors and supports it in the cross-disciplinary monitoring of the risk-bearing capacity and of material risks, as well as in complying with regulatory requirements. The monthly overall risk report and other reports prepared on specific issues as required form the basis for this.

The Asset Liability Committee works on preparing decisions for the Board of Managing Directors and supports it in ensuring the adequacy of the capital resources, asset/liability control and determining the liquidity and refinancing strategy, among other things. Resolutions are passed by the Group's Board of Managing Directors. The Committee comprises the Chairman of the Board of Managing Directors, the department heads with responsibility for financial markets, operations/ IT/services, back office/finance, in addition to specific divisional managers from the front office, group risk control, financial controlling and accounting, among other areas.

New Product Process.

New types of product at LBBW are subject to a New Product Process that ensures that the product is included in LBBW's various systems, such as accounting or group risk control. Any potential legal consequences are also outlined.

This generally concerns trading and credit products. The main focus is on trading products. If it is not possible to fully integrate the products into the model immediately, a step-by-step approach is taken in which the products are initially traded only under very strict supervision.

Process-independent monitoring.

The Group Auditing division is a process-independent department that monitors the operations and business workflows, risk management and control, and the Internal Control System (ICS) with the aim of safeguarding LBBW's assets and boosting its operating performance. The Group Auditing division exercises its duties autonomously. The Board of Managing Directors is informed of the results of audits in written audit reports which are discussed with the audited operating units. The Group Auditing division also monitors the measures taken in response to the audit findings.

Regulatory developments.

MaRisk.

LBBW is subject to the regulations on the Minimum Requirements for Risk Management (MaRisk). In 2012, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) issued the 4th MaRisk draft for consultation and published the official and revised final version on 14 December 2012. The new minimum requirements came into force on 1 January 2013 and must by and large be implemented by 31 December 2013.

Individual issues in the draft were already implemented in 2012. The remaining issues will be realized in the course of 2013.

Basel III.

The Basel Committee on Banking Supervision, which is mandated by the G20 states to improve the resilience of the financial system, further developed the relevant regulations in 2012. The framework for capitalization, risk coverage and debt agreed in 2010 was extended in the 2012 financial year to include additional issues, such as the treatment of national systemically important banks and the capital requirements for transactions with central counterparties. The framework for liquidity was fundamentally revised after several impact studies were carried out.

A draft EU directive and regulation for transposing the Basel III framework into European law have been tabled and remain in the European legislative process, which was not concluded in the financial year. Application at European and German level, which was originally planned for 1 January 2013, has been delayed further.

At the core of the new Basel III regulations is the improvement in the loss absorption capacity of equity, the quantitative increase in equity, the expansion of risk measurement, and more stringent risk weighting for specific assets, such as derivatives, loans to banks. In future, banks will therefore be required to hold considerably more equity to cover their risk weighted assets. This will be operationalized through higher minimum ratios and additional capital buffers, which will be defined by law immediately in part and otherwise at the discretion of the national authorities in line with legal requirements, such as a systemic and a counter-cyclical capital buffer.

These new regulatory developments have implications for business strategy, the strategic direction of the business areas, management metrics, and technical reporting capacity. The interdependencies between the new regulatory developments and business strategy call for an integrated approach.

LBBW prepared intensively for implementation in the financial year with an implementation project that systematically identifies the requirements of the management control system and takes into account the effects in the strategic and operational planning process.

LBBW supported the development of the legal norms on a national as well as an international level by participating actively in the consultation process.

Credit risks.
Definition.

Credit risk is defined in LBBW as the overriding term for all components of counterparty risk. The following diagram provides an overview of the individual components, which are then explained in greater detail.

Counterparty risk components.


Credit risk
Borrower, counterparty, issuer and investment risk
Country and transfer risk
Credit rating deterioration
Default
Credit rating deterioration
Payment restriction
Default
Collateral risk
Impairment

Borrower, counterparty, issuer and investment risk.

These risks include the risk that a contractual partner does not meet his payment obligations or does not meet them in full within the stipulated period and that deteriorations in the credit ratings lead to a decline in value.

The counterparty risk also includes replacement and settlement risks. The replacement risk refers to the potential cost of closing outstanding items at less favorable market prices, while the settlement risk reflects the risk arising from trades in which LBBW makes advance payment but the counterparty does not render the agreed consideration.

Country and transfer risk.

These risks include a sovereign state default (as with borrower/issuer risk) and the risk that customers abroad who are both willing and able to meet their payment obligations cannot fulfill them or cannot fulfill them completely due to limitations on the transfer of foreign currencies or other government actions.

Collateral risk.

This risk includes a systematic fall in the value of collateral, for example as a consequence of market turbulence, and the risk that the collateral will not reach the expected revenues in a particular event of liquidation.

Credit risk management.

Management for limiting credit risk is implemented as an integrated process at LBBW, and can be broken down into the three main components of risk measurement, risk monitoring and reporting, and risk management:

Components of credit risk management.

Risk measurement	■ Risk classification procedures ■ Exposure ■ Liquidation and recovery ratios ■ Expected loss ■ Credit Value-at-Risk ■ Risk concentration and stress tests
Risk monitoring and reporting	■ Early-warning system ■ Limit monitoring ■ Write-downs ■ Information on risk situation
Risk management	■ Guidelines of the credit risk strategy at individual exposure and at portfolio level ■ Risk-adequate pricing ■ Observation of various portfolio limits ■ Initiation of risk-reducing measures

Risk measurement.

In order to measure risk, LBBW uses an extensive range of instruments involving quantitative measuring procedures. These are subject to ongoing quality control and undergo permanent development.

Risk classification procedures.

LBBW uses specific rating and risk classification procedures for all relevant business activities. These procedures quantify the probability of default of the individual investments. For this purpose, the counterparty risk is calculated both including and excluding the transfer risk.

The quality of the risk classification procedures in use is reviewed regularly and the procedures are refined if necessary. These procedures are maintained and updated by LBBW on its own initiative or in cooperation with Rating Service Unit GmbH & Co. KG (an associated company of the Landesbanken) or Sparkassen Rating und Risikosysteme GmbH (a subsidiary of Deutsche Sparkassen- und Giroverband - DSGV).

Most of the portfolio is valued using internal rating procedures which have been approved for the Internal Ratings Based Approach (IRBA) by the banking supervisor. The rating grades are therefore not only used for internal management purposes but also to measure the regulatory capital requirements.

Exposure.

Whereas exposure is tied to a specific date for reporting purposes, future exposure is calculated to determine the CVaR and for linear offsetting, e.g., with derivatives and foreign-currency transactions. This is calculated for the most part on the basis of fair values and the corresponding add-ons. The add-on calculation takes account of the remaining maturity, product type and market factors (interest, currency, etc.). Netting and collateral agreements are used for reducing risk. The capital charges for credit derivatives held in the trading book take account of the settlement payments and actual fair value losses as a result of default (jump-to-default method). (Modified) nominals are used for issuer and reference debtor risks from securities and holdings in the banking book.

Evaluating collateral.

Collateral is evaluated on the basis of its market value, which is regularly reviewed in the light of the pledged assets and adjusted in the event of any change in the relevant factors. Loss given default is estimated on the basis of the valuation of the individual items of collateral. In this respect, differentiated estimates are calculated for liquidation rates (average proceeds expected from the liquidation of collateral) and for recovery rates (proportion of the proceeds from the unsecured portion of a receivable). The estimates are based on empirical values and pool data recorded by the Bank itself and in cooperation with savings banks and other Landesbanken.

Expected losses.

The expected loss - as an indicator that depends on customer creditworthiness, an estimation of the loss given default and the expected exposure at default - provides the basis for the level of the standard risk costs. In preliminary costing at the individual transaction level, these are included in the calculation of risk-adequate loan terms. At the portfolio level, this indicator can be used to ensure comparability between different portfolios and to check the plausibility of projected risk costs. In connection with the calculation of impairments, the concept of the expected loss is also resorted to for calculating general allowances for losses on loans and advances in order to estimate the incurred loss that has not yet been recognized because of delays in information.

The market price of the counterparty risk of OTC derivatives and money market loans accounted for at fair value is measured using the so-called credit value adjustment (CVA). This is included in the income statement of LBBW as a valuation adjustment. The credit ratings of the counterparty and of LBBW are taken into consideration.

Credit Value-at-Risk.

At LBBW, unexpected loss or CVaR represents the potential present value loss of a portfolio above its expected loss. This determines the amount that will not be exceeded by losses with a probability (confidence level) defined by parameterizing the risk-bearing capacity within a time horizon of one year. LBBW uses a credit portfolio model based on the modeling of rating migration to calculate this value. The individual borrowers are assigned default and migration probabilities corresponding to their ratings. These are modeled with the help of internal and external data in such a way that correlations between borrowers can be adequately taken into account and borrower, sector and country concentration mapped. The credit portfolio model uses a Monte Carlo simulation approach to calculate risk. CVaR is used as the parameter for economic capital used for credit risks in the RBC analysis and in LBBW's management.

Risk concentration and stress tests.

One of the main tasks of credit risk management is to avoid the concentration of risks from individual commitments and also at the portfolio level. For this purpose, there are specific limit systems restricting the acceptance of commitments at the borrower, sector and country level. Credit risk concentration is clearly identified and additionally recorded and monitored by including CVaR in the risk-bearing capacity.

In addition, extensive stress scenarios - particularly in the light of possible concentration risks - are calculated at LBBW Group level to analyze possible changes in LBBW's portfolio arising from potential developments (e.g. sector crises) or the market environment. Besides, credit risks are included in scenarios covering multiple risk types.

Risk monitoring and reporting.

Individual transaction level.

A system is in place for the early detection of risks, comprising warning signals, procedural regulations, and system-generated signals, whose goal it is to detect any deterioration in credit ratings at an early stage.

As part of risk monitoring, the risk managers responsible continuously check compliance with the limits granted as well as any changes in information of relevance for credit ratings. This includes monitoring any irregularities in account behavior, evaluating company news and observing macro-economic and sector trends. In cases in which market data can be observed for a given company, a market data-based system is additionally used.

The early detection of any deterioration in credit ratings allows appropriate countermeasures, e.g. additional collateral or pre-emptive restructuring, to be taken in consultation with the customer. Depending on the level of risk, problem assets are classified as cases requiring intensified support, restructuring or liquidation and are dealt with by the departments responsible. LBBW aims to minimize losses through successful restructuring activities, in line with the Bank's own interests and those of its customers.

The reorganization of the back office was initiated in 2012. Accordingly, duties, processes, and responsibilities were redefined:

- In the corporate customer business, the established regional principle will now include a sector-based approach and customers exceeding a defined revenue volume will be managed in seven sector competence centers. This means that approx. two-thirds of the exposure in the corporate customer business will be systematically analyzed and managed in a sector-based approach.
- The risk management for country and banking risks was combined. This allows even better monitoring of the high interaction between, and increased complexity of, these risks.
- In addition, the back office for domestic public-sector and semi-public bodies was strengthened.

Portfolio level.

Counterparty risk is monitored at the portfolio level in the Group Risk Control division, which, from an organizational point of view, is separate from the front and operational back office divisions. This division is responsible for ensuring the suitability of rating procedures, measuring credit risk, monitoring counterparty, country and sector limits and drawing up risk reports. The limits to exposure or economic capital based on CVaR set at the various portfolio levels are monitored regularly in the monthly overall risk report.

- Compliance with country limits is monitored on a daily basis with a special limit system. The risk monitoring of countries that are still very much the focus of attention remained at a high level.
- The financial institutions' portfolio has both an overall limit and country-related limits, in addition to the country limit itself.
- Sector risks arising from the corporates portfolio are restricted and monitored through the stipulation of sector-specific limits. The limit system is based on a risk-oriented sector key designed specifically for this purpose, which combines sector segments with high dependence of losses along the value chain. For example, mechanical engineering companies whose products are sold predominantly to customers from the automotive industry are also assigned to the automotive industry.

Adjustments to problem assets.

Allowances for losses on loans and advances necessary for credit risks are calculated in accordance with uniform Group-wide standards and their appropriateness monitored on an ongoing or ad hoc basis.

Allowances for losses on loans and advances are set aside (or increased) if there is objective evidence that the value of an individual financial asset or group of financial assets is impaired. Objective evidence of impairment includes default events that have already occurred, such as

- arrears/infringement > 90 days,
- unlikely repayment (doubts as to the credit rating),
- debt rescheduling/restructuring,
- impairment/partial write-down,
- sale of receivables or,
- insolvency proceedings.

Reporting.

An ad hoc reporting process is implemented for significant and extraordinary events for specific reporting to the decision-makers in charge. The most important periodic reports are as follows:

- The overall risk report presented monthly in the Risk Committee, including details about the risk situation at the portfolio level, compliance with requirements of the credit risk strategy and compliance with the material limits. The portfolio analyses additionally report on the risk situation of individual sectors, for example.
- The monthly report on the ongoing development of actual risk costs and deviations from forecast or standard risk costs.
- The comprehensive credit risk report, submitted on a quarterly basis as part of the overall risk report. This contains additional detailed information on the development of allowances for losses on loans and advances, rating distributions, size classes, product types, remaining maturities, new business, and risk concentration arising from individual commitments.
- The quarterly report on the business areas containing the relevant information on the steering instruments (capital, risk, and earnings indicators) for each defined business area. This report was redesigned in 2012.

Risk management.

Credit risks are managed, in particular, through the requirements of the credit risk strategy, through the economic capital allocation to sub-portfolios with regard to the CVaR and the monitoring of concentration risks (sector, countries, individual counterparties).

Individual transaction level.

Risk management at the level of individual exposures is the duty of the credit back offices. As a rule, the upper limits are set individually by the respective holder of approval powers. This upper limit is taken into account for all of a customer's or borrower unit's risk-relevant transactions. A material part of managing individual transactions involves monitoring compliance with the requirements defined in the credit risk strategy. This determines the framework for LBBW's business strategy on the basis of the business strategy and in the light of the group risk strategy. Particular attention is paid to avoiding concentration risks.

From an economic point of view, the question of whether a transaction will produce an adequate profit on a risk-adjusted basis is a key consideration before entering into business; for this reason, preliminary costing of all individual transactions is compulsory. In addition to the historical interest rate, the components in the calculations are the cost requirement margin (cover for processing costs), the risk range (cover for unexpected loss) and the capital range (interest on equity to cover unexpected loss). The results of the preliminary costing calculation form the basis of business management at customer level.

Sub-portfolio level.

The risk management measures differ depending on the respective sub-portfolio level:

- Country limits are determined by the Board of Managing Directors, based on the proposals of the Country Limit Committee. If the country limit is almost fully utilized, the affected front and bank office units are notified and if the limit is exceeded a ban on business is imposed to counteract the excess. If country credit ratings deteriorate, limits are reduced and/or bans on business issued. Wind-down targets also exist for countries that are the focus of particular attention.
- The limitation on the financial institutions' portfolio and the corporates sector portfolio triggers controlling measures such as hedging transactions to reduce risk or a ban on new business etc. if certain thresholds are exceeded.
- At the business area level, risks are limited through measures to ensure adherence to the quantitative guidelines of the credit risk strategy with regard to upper limits, rating structures and the portfolio quality, among others.

Total portfolio level.

In the management of the Group's credit portfolio, the utilization of the limit on the economic capital for credit risks based on the CVaR is monitored particularly closely. A traffic light system recognizes at an early stage if limits are close to being fully utilized and measures to mitigate risk are initiated. In addition, the results of the stress tests provide indications of potentially dangerous risk constellations which necessitate measures for the reduction of risk.

Risk situation.
Preliminary note.

The following quantitative information on the risk situation is based on the management approach in accordance with IFRS 7.34(a). LBBW's risk situation is therefore reported on the basis of the figures used for the purpose of conducting internal risk management and reporting to the Board of Managing Directors and the executive bodies. The internal view of risk differs at times from the balance sheet reporting. This can be down to, in particular, different definitions of the amounts reported and deviations from the basis of consolidation in accordance with IFRS. In addition to Landesbank Baden-Württemberg, the following subsidiaries are included in internal risk management in the scope of consolidation:

- LBBW Luxemburg S.A.
- SüdLeasing Group

The differences between the figures used for internal risk management on the one hand and external financial reporting on the other can be quantified as follows:

Reconciliation of accounting approach to management approach.

EUR million as at 31 Dec. 2012	Carrying amount	Reconciliation Basis of consolidation	Measurement	Other	Management approach
Cash and cash equivalents	2 909	-17	-545	0	2 347
Receivables	167 236	-1 152	4 424	1 049	171 557
Financial investments (LaR)	23 829	-5 022	-2	-310	18 495
Financial investments (AfS)	28 942	1 413	-2 062	716	29 008
Positive fair values from hedging derivatives	6 026	19	1 014	-17	7 042
Trading assets (HfT)	101 375	3 613	37 903	144	143 035
Financial assets designated at fair value	3 063	-647	-232	169	2 353
Non-current assets held for sale and disposal groups	23	-14	-9	7	7

The relevant parameter – exposure – is illustrated below. Gross exposure is defined here as the fair value or utilization plus open external loan commitments. Net exposure also includes risk-mitigating effects such as netting and collateral agreements, the hedging effect of credit derivatives or the inclusion of classic credit collateral such as real estate liens, financial collateral, guarantees or bonds.

Development of exposure and collateral.

The following table shows the performance of the two exposure variables and the risk-mitigating effects year-on-year.

Development of exposure and collateral.

EUR million	31 Dec. 2012	31 Dec. 2011
Gross exposure	**426 582**	**455 092**
Netting/collateral	77 002	73 192
Credit derivatives (protection buy)	29 338	29 757
Classic credit collateral	42 677	45 920
Net exposure	**277 565**	**306 223**

As at 31 December 2012, gross exposure stood at EUR 427 billion, a decline of EUR 29 billion or 6% over the previous year. The portfolio rundown actually achieved matched net exposure, which also dropped by EUR 29 billion or 9%.

The details given below on the customer segments, portfolio quality, rating migration, regions, sectors, and size classes provide a broad overview of the relevant aspects of the LBBW risk situation. Net exposure is illustrated on the next page.

Structure of the credit portfolio by balance sheet class.

LBBW's credit portfolio by balance sheet class is shown in the following table:

Structure of the credit portfolio by balance sheet class.

EUR million as at 31 Dec. 2012	Gross exposure	Netting/ collateral	Credit derivatives (protection buy)	Credit collateral	Net exposure
Cash and cash equivalents	2 347	0	0	0	2 347
Assets carried at amortized cost					
Loans and advances to banks	56 435	4 025	0	2 540	49 870
Loans and advances to customers	115 122	4 971	0	35 102	75 049
of which finance leases	3 385	0	0	0	3 385
Financial investments	18 495	0	0	33	18 463
interest-bearing assets	18 495	0	0	33	18 463
non-interest-bearing assets	0	0	0	0	0
Assets carried at fair value					
Financial investments	29 008	0	3 509	0	25 500
interest-bearing assets	25 693	0	3 509	0	22 184
non-interest-bearing assets	3 315	0	0	0	3 315
Positive fair values from hedging derivatives	7 042	6 837	0	18	187
Trading assets (HfT)	143 035	60 009	25 770	1 724	55 532
Financial assets designated at fair value	2 353	1 160	60	27	1 105
Non-current assets held for sale and disposal groups	7	0	0	0	7
Loan commitments and other agreements	52 738	0	0	3 233	49 505
Total	**426 582**	**77 002**	**29 338**	**42 677**	**277 565**

GROUP MANAGEMENT REPORT

Customer segments.

The following illustration shows the breakdown of net exposure and the CVaR by customer segment.

Customer segments.

EUR million	Net exposure 31 Dec. 2012	CVaR 31 Dec. 2012	Net exposure 31 Dec. 2011	CVaR 31 Dec. 2011
Financial institutions	129865	1360	149887	2096
of which financial institutions under special state liability	49770	96	55065	8
Companies	81047	2963	81177	2968
Public sector	59089	1079	66646	1226
Private individuals	7563	221	8513	275
Total	**277565**	**5622**	**306223**	**6565**

Net exposure to financial institutions declined by EUR 20 billion year-on-year to EUR 130 billion and confirms the reductions being targeted in the capital markets business. The figure includes a drop of approx. EUR 5 billion to EUR 50 billion in transactions under special state liability. The decline in net exposure also led to a lower CVaR, which was reinforced by the market data development (spreads in particular).

Financial institutions under special state liability include transactions under guarantor's liability, transactions guaranteed by the State of Baden-Württemberg within the scope of risk immunization or transactions under the SoFFin (Special Financial Markets Stabilization Fund) guarantee. The increase in the CVaR of these financial institutions was largely due to the lower recognition of the collateral in 2012 through the guarantor's liability.

The companies are the only customer segment where net exposure remained virtually constant year-on-year. Due to the declines in the other customer segments, the portfolio share increased from 27% to 29% in relative terms, thus reflecting the planned focus on these business activities.

Net exposure to public-sector bodies was reduced by EUR 8 billion to EUR 59 billion, with the reduction being realized mainly outside Germany. The spread development at the end of 2012 resulted in a lower CVaR for the capital markets business of German public-sector authorities.

Net exposure to private individuals and the CVaR fell slightly year-on-year but remained constant in relative terms. This customer group contributed to portfolio diversification to a particular extent, thanks to its high granularity.

Portfolio quality.

Presenting the portfolio by external rating class depicts how the portfolio quality has developed over the previous year.

Portfolio quality.

Net exposure	EUR million 31 Dec. 2012	in % 31 Dec. 2012	EUR million 31 Dec. 2011	in % 31 Dec. 2011
AAA	142 585	51.4%	154 156	50.3%
AA	3 524	1.3%	6 078	2.0%
A	44 862	16.2%	47 505	15.5%
BBB	46 568	16.8%	46 864	15.3%
BB	26 129	9.4%	30 963	10.1%
B+	2 310	0.8%	2 368	0.8%
B/B-	3 932	1.4%	3 897	1.3%
C	681	0.2%	793	0.3%
Other	2 473	0.9%	7 277	2.4%
D	4 501	1.6%	6 323	2.1%
Total	**277 565**	**100.0%**	**306 223**	**100.0%**

Overall, the quality has improved slightly year-on-year. This is reflected by a high proportion of the best rating class (AAA) and an increase in the very good to good credit ratings (AA to BBB) from 32.8% to 34.3%. Investment-grade ratings (AAA to BBB) therefore account for 85.7% of the portfolio (2011: 83.1%). Accordingly, the proportion of non-investment-grade rating classes (BB to C) fell from 12.5% to 11.8%. The decline of EUR 1.8 billion in the default rating class (D) was particularly due to the swap and sale of the Greek exposure.

Portfolio quality – exposure in arrears for which no provisions are created.

Exposure to clients that are more than five days in arrears for which no write-downs were made are defined as past due and not impaired. Gross exposure as at the 31 December 2012 reporting date amounted to EUR 136 million, which equates to 0.03% of the portfolio and is therefore largely unchanged from the previous year.

Structure of the portfolio of assets that are past due and not impaired.

EUR million as at 31.12.2012	<= 1 month	> 1 to 3 months	> 3 to 6 months	> 6 to 9 months	> 9 to 12 months	>12 months	Total 31 Dec. 2012	Total 31 Dec. 2011
Cash and cash equivalents	0	0	0	0	0	0	0	0
Assets carried at amortized cost								
Loans and advances to banks	0	0	0	0	0	0	0	11
Loans and advances to customers	10	18	6	5	25	71	136	116
of which finance leases	0	0	0	0	0	0	0	14
Financial investments	0	0	0	0	0	0	0	0
interest-bearing assets	0	0	0	0	0	0	0	0
non-interest-bearing assets	0	0	0	0	0	0	0	0
Assets measured at fair value								
Financial investments	0	0	0	0	0	0	0	0
interest-bearing assets	0	0	0	0	0	0	0	0
non-interest-bearing assets	0	0	0	0	0	0	0	0
Positive fair values from hedging derivatives	0	0	0	0	0	0	0	0
Trading assets (HfT)	0	0	0	0	0	0	0	0
Financial assets designated at fair value	0	0	0	0	0	0	0	0
Non-current assets held for sale and disposal groups	0	0	0	0	0	0	0	0
Loan commitments and other agreements	0	0	0	0	0	0	0	0
Total	**10**	**18**	**6**	**5**	**25**	**71**	**136**	**127**

Portfolio quality – impaired assets.

In addition to impaired financial investments, the following illustration shows loans and advances to customers for which write-downs were created.

Structure of the impaired portfolio.

Impaired assets Gross exposure in EUR million	31 Dec. 2012	31 Dec. 2011
Cash and cash equivalents	0	0
Assets carried at amortized cost		
Loans and advances to banks	38	248
Loans and advances to customers	4 573	5 019
of which finance leases	150	242
Financial investments	0	503
interest-bearing assets	0	503
non-interest-bearing assets	0	0
Assets measured at fair value		
Financial investments	421	1 039
interest-bearing assets	421	1 037
non-interest-bearing assets	0	2
Positive fair values from hedging derivatives	0	0
Trading assets (HfT)	0	2
Financial assets designated at fair value	0	0
Non-current assets held for sale and disposal groups	0	0
Loan commitments and other agreements	250	321
Total	**5 283**	**7 131**

The impaired assets were reduced by EUR 1.8 billion over the previous year. Of this amount, investment securities (LaR and revaluation reserve) amounted to EUR 1.1 billion, and are mainly accounted for by the swap and sale of the Greek exposure.

The significant decline in the impaired exposure has increased the share of the portfolio of assets that are neither impaired nor in arrears to 98.7% (2011: 98.4%).

LBBW holds in its portfolio a very limited amount of assets from collateral received for realization, so-called foreclosed assets (EUR 16.2 million compared with EUR 20.7 million in 2011). These assets are purchased either directly or acquired within the scope of foreclosures.

Rating migrations.

The following diagram shows the 12-month migration of the internal rating (weighted by net exposure), which is plotted on a scale comprising a total of 24 rating classes.

Rating migrations.

Net exposure in %	Share 31 Dec. 2012	Share 31 Dec. 2011
> 3 up	1.4%	1.6%
2 - 3 up	3.7%	6.0%
1 up	5.0%	5.1%
stable	76.7%	72.4%
1 down	7.2%	4.6%
2 - 3 down	3.6%	6.6%
> 3 down	2.4%	3.8%
Total	**100.0%**	**100.0%**

The share of the portfolio with an unchanged rating for the year as a whole increased from 72.4% to 76.7%. This was associated with a decline in the downgrades, from 14.9% to 13.2%.

Regions.

The share of domestic business in net exposure widened by 3%-points to 75% for the year as a whole. This reflects a focus on core markets in private, SME and large customer business, as well as the role as a central institution of the savings banks; it also shows the reduction in the volume of business with international financial institutions and public-sector bodies in particular.

Almost 89% of foreign commitments were distributed across Western Europe and North America. Total commitments in Eastern Europe, Latin America, Africa, and to supranational institutions represented less than 2% of the overall portfolio.

Regions.

Net exposure in %	Share 31 Dec. 2012	Share 31 Dec. 2011
Germany	74.7%	71.6%
Western Europe (excluding Germany)	17.9%	19.3%
North America	4.5%	6.4%
Asia/Pacific	1.2%	1.4%
Eastern Europe	1.1%	0.9%
Latin America	0.6%	0.5%
Africa	0.0%	0.0%
Supranationals	0.0%	0.0%
Total	**100.0%**	**100.0%**

The European sovereign debt crisis continued to adversely affect the portfolio quality of the LBBW Group. As part of country risk management, corresponding risk-mitigation measures were implemented. Attention was focused particularly on Portugal, Italy, Ireland, and Spain. Countries such as Cyprus and Hungary also find themselves under greater scrutiny.

Because of their relevance, commitments in Portugal, Italy, Ireland, and Spain are illustrated in more detail below. Loans and advances extended by LBBW Group to financial institutions, companies, and public-sector bodies in these four countries totaled EUR 10.9 billion (2011: 12.5 billion). Owing to the targeted reduction in the Greek exposure, this no longer has any material influence on the risk situation of LBBW Group.

The following details are on the basis of the IFRS balance sheet values per country and borrower or balance sheet category, and of the write-downs created.

Exposure to financial institutions.

EUR million	Ireland	Italy	Portugal	Spain
Receivables	52.3	194.4	27.8	4.2
Allowances for losses on loans and advances[1]	0.0	0.0	0.0	0.0
Financial instruments measured at fair value through profit or loss (net)	7.7	76.3	0.3	404.5
Derivatives	-105.2	6.6	-2.3	-56.0
AfS financial investments	151.3	202.9	0.0	364.4
Revaluation reserve	-1.1	-1.5	0.0	-8.4
Cumulative depreciation	0.0	0.0	0.0	0.0
Financial investments LaR	0.0	4.9	54.4	25.5
Cumulative depreciation	0.0	0.0	0.0	0.0
Total	**211.2**	**478.5**	**82.5**	**798.6**
Additional CDS information on the above item »derivatives«				
CDS asset items	0.0	-14.7	-0.8	-6.8
CDS liability items	0.0	16.4	0.8	7.0
Nominals of CDS assets	0.0	801.0	25.0	719.0
Nominals of CDS liabilities	0.0	787.0	25.0	710.1

1) The allowances for losses on loans and advances only include specific loan loss provision (SLLP).

Exposure to corporates.

EUR million	Ireland	Italy	Portugal	Spain
Receivables	345.0	152.2	24.0	765.1
Allowances for losses on loans and advances[1]	0.0	0.0	0.0	-79.7
Financial instruments measured at fair value through profit or loss (net)	34.6	13.1	0.5	61.9
Derivatives	4.7	12.9	0.5	58.3
AfS financial investments	51.2	10.7	0.0	0.0
Revaluation reserve	-0.2	-0.2	0.0	0.0
Cumulative depreciation	0.0	0.0	0.0	0.0
Financial investments LaR	249.6	69.1	20.8	468.7
Cumulative depreciation	0.0	0.0	0.0	0.0
Total	**680.4**	**245.1**	**45.2**	**1216.0**
Additional CDS information on the above item »derivatives«				
CDS asset items	1.0	5.1	0.2	0.7
CDS liability items	-0.9	-4.4	0.2	0.0
Nominals of CDS assets	15.0	553.3	25.0	222.0
Nominals of CDS liabilities	16.0	503.9	25.0	207.0

1) The allowances for losses on loans and advances only include specific loan loss provision (SLLP).

GROUP MANAGEMENT REPORT

Exposure to public sector.

EUR million	Ireland	Italy	Portugal	Spain
Receivables	0.0	0.0	40.0	10.3
Allowances for losses on loans and advances[1]	0.0	0.0	0.0	0.0
Financial instruments measured at fair value through profit or loss (net)	-7.6	-35.4	-23.7	-38.3
Derivatives	-7.8	-40.6	-23.8	-79.8
AfS financial investments	98.5	3436.8	884.5	2813.0
Revaluation reserve	16.6	-575.9	1.8	-198.5
Cumulative depreciation	0.0	0.0	0.0	0.0
Financial investments LaR	0.0	0.0	0.0	0.0
Cumulative depreciation	0.0	0.0	0.0	0.0
Total	**90.9**	**3401.4**	**900.8**	**2785.0**
Additional CDS information on the above item »derivatives«				
CDS asset items	-11.1	-76.4	-65.8	-133.9
CDS liability items	3.3	35.9	45.5	56.0
Nominals of CDS assets	285.3	1879.6	704.2	2052.8
Nominals of CDS liabilities	272.2	1831.0	653.9	1932.1

1) The allowances for losses on loans and advances only include specific loan loss provision (SLLP).

No ABS whose issuers have registered offices in these four countries are included in the figures above.

Portfolio quality by sector.

The breakdown of net exposure by sector and rating equally provides information on the scope of LBBW business activities and the risk situation in the respective sector. The sector classification in the following observation is based on LBBW's internal risk-oriented sector key.

Portfolio by rating and sector.

Net exposure in EUR million	AAA - BBB -	BB+ - B+	B - C	Other[1]	Default[2]	Total 31 Dec. 2012	Total 31 Dec. 2011
Financial institutions	121 151	7 436	370	403	506	129 865	149 887
Banks	100 119	2 013	81	66	117	102 397	116 675
Financial service providers	21 031	5 423	289	336	388	27 467	33 213
Companies	54 257	19 019	3 017	956	3 798	81 047	81 177
Automotive	7 201	3 050	117	33	332	10 734	10 363
Construction	3 052	1 731	455	72	387	5 697	6 270
Commercial real estate (CRE)	5 046	3 066	716	153	1 395	10 377	10 492
Utilities	5 787	630	136	37	20	6 610	6 834
Housing	2 254	1 877	61	102	149	4 442	3 491
Other sectors[3]	30 917	8 665	1 532	557	1 516	43 187	43 726
Public sector	57 468	558	1 033	29	1	59 089	66 646
Private individuals	4 664	1 426	192	1 086	195	7 563	8 513
Total	237 539	28 439	4 613	2 473	4 501	277 565	306 223

1) »Other« comprises exposure which has not been classified according to risk, e.g., for risk relevant reasons, and which is performing as planned.
2) »Default« refers to exposure for which a default event as defined in section 125 SolvV has occurred, e.g., 90-day default, improbability of repayment or the recognition of write-downs. The combine company sectors with net exposure is presented before allowances for losses on loans and advances/impairments.
3) »Other sectors« combine company sectors with net exposure of less than EUR 4 billion as at 31 December 2012.

Just under 79% of net exposure toward financial institutions was accounted for by banks and the rest by other financial service providers. The proportion of exposure contributed by transactions with very good to good ratings (AAA to BBB–) stood at over 93% and thus remained very high (2011: 90%).

The share of investment-grade ratings among the corporate customers increased to 67% (2011: 64%). Another positive development was the EUR 0.8 billion decline in commitments in default to EUR 3.8 billion in net exposure. In the diagram above, company sectors with net exposure of more than EUR 4 billion each (equates to 5% of the company portfolio) as at the balance sheet date of 31 December 2012 were shown separately. As in the previous year, automotive and commercial real estate sectors were the most important sectors in the portfolio. They will continue to be monitored closely in terms of the management of sector concentration. The »Other sectors« item includes a further 25 corporate sectors that contribute significantly to sector diversification.

Exposure to public-sector bodies continued to shrink significantly over the year as a whole. The reduction in the default exposure to EUR 1 million is due to the swap and sale of the Greek exposure in the first quarter of 2012 (compared with EUR 619 million in 2011).

Size classes.

The size classes in the following diagram are shown on the basis of customer or borrower unit level (where available).

Size classes.

Net exposure in %	Share 31 Dec. 2012	Share 31 Dec. 2011
up to EUR 10 million	10,8%	10,2%
up to EUR 50 million	11,7%	11,6%
up to EUR 100 million	5,6%	6,0%
up to EUR 500 million	21,5%	22,0%
up to EUR 1 billion	15,5%	14,9%
over EUR 1 billion	34,9%	35,4%
Total	**100%**	**100%**

28% of the portfolio is accounted for by size classes of up to EUR 100 million net exposure. These included corporate and retail customers in particular.

With shares of over 90% in both cases, very good to good credit ratings (AAA to BBB-) also dominated the two size classes of net exposure totaling EUR 100 million to EUR 500 million and EUR 500 million to EUR 1 billion, respectively.

The portfolio share of commitments in excess of EUR 1 billion net exposure fell by half a percentage point in relative terms over the previous year to 34.9%. In absolute terms, the exposure in this size class fell by EUR 11 billion. 37% of this size class comprises Landesbanken and savings banks (of which more than two-thirds are under guarantee obligation liability) and a further 38% public-sector bodies (particularly domestic non-central public-sector entities). The remaining 25% in this size class was spread across banks and companies almost exclusively with very good to good credit ratings. A further reduction in the share in the overall portfolio of the size class with net exposure of > EUR 1 billion will be achieved by means of the successive rundown of individual large exposures.

Market price risks.
Definition.

LBBW defines market price risks as potential losses resulting from unfavorable changes in market prices. Market price risks are broken down by influencing factors, such as equities, interest rates, and currency.

The following characteristics of market price risks arise as a result of the nature of LBBW's business activities:

Characteristics of market price risks.

Market price risks	Characteristics
Equity risks	■ General and specific price risks ■ Option risks
Interest rate risks	■ General and specific interest rate risks ■ Option risks ■ Credit spread risks
Foreign exchange/ commodities risks	■ Exchange rate risks ■ Commodity risks ■ Option risks

Risk measurement.

Risk model.

In the financial sector, the market risk of the trading and banking portfolio is represented by VaR forecasts. This VaR can be determined as part of a stochastic-mathematical model. A portfolio value distribution is arrived at by distributing the market factors, the valuation and, if necessary, simplifications affecting the market data. The VaR is determined from this as the maximum potential loss at a given confidence level.

At LBBW, it is measured on the basis of an in-house procedure involving a conventional Monte Carlo simulation. In the simulation, market-induced fluctuations in the value of complex transactions are partially approached. Historical time series for the preceding 250 days are weighted equally in the covariance matrix estimate. Backtesting analyses ensure the quality of the applied VaR estimation procedures.

The model is used for general interest rate and equity risks to determine the regulatory equity backing for market risks of the trading book[1] (so-called Solvency Regulation portfolio). The overall risk is included in determining the economic capital.

1) Trading book excluding funds that cannot be represented transparently.

LBBW calculates the value-at-risk (VaR) from market price risks at a confidence level of 99% and a holding period of ten days for regulatory purposes. A 95% confidence level and a one-day holding period are applied for internal bank management purposes. The confidence level and holding period are scaled to a level adjusted to economic capital for risk-bearing capacity purposes.

At LBBW, market price risks are, as a rule, consistently modeled in the trading book and banking book using the same VaR methodology.

Trading portfolios and the strategic interest-rate position of the banking book can be affected by potentially detrimental developments in market interest rates. In the course of the financial market crisis, credit spread risks have become an important part of LBBW's market price risk. The transactions of the trading book and the banking book that are sensitive to creditworthiness are mapped onto rating- and sector-dependent yield curves. In this way, general credit spread risks from bonds and ABS are also measured. In addition, the issuer-specific risk for securities is calculated using the spread of individual counterparties. Reference borrowers are allocated to CDS sector curves for credit spread risks from credit derivatives. For the general interest rate risk the allocated CDS sector curves are deflected, for the specific risk the remainder terms.

The calculations of VaR and sensitivities are supplemented with separate stress scenarios for the trading and the banking book on a weekly basis. Stress testing is used to examine how the value of the portfolio changes under extreme market conditions. LBBW uses both self-defined i.e., synthetic as well as historical market movements with a focus on modeling particular curve movements and spread changes. Synthetic scenarios are based mostly on selected market factor groups such as individual and combined interest shifts. Historical scenarios were generated from the data analyses of market shocks. All scenarios serve the purpose of modeling extreme events on the financial markets that are not specifically included in VaR as history-based indicator. The results are taken into consideration and are reported to the decision-makers both on a portfolio basis and with regard to their impact on the Group as a whole and on risk-bearing capacity. The changes in value simulated under stress are also integrated in the stress scenarios for multiple risk types and are therefore relevant for risk-bearing capacity.

The overall management of the Bank is complemented by StressVaR-calculations.This observation period is determined on a quarterly basis for the Solvency Regulation portfolio as well as for the Group. For this purpose, the StressVaR in the SolvV portfolio that is relevant for reporting to the supervisory authorities is calculated on a weekly basis for the relevant observation period.
A second analysis simulates the increase in risk under stress for the period of relevance for the Group; this value is also included in the scenarios for multiple risks and is therefore relevant for risk-bearing capacity.

New products and further development of the risk model.

The introduction of new products aside, no structural methodical model adjustments were made in the course of the regular development of the market risk model in 2012.

For the purpose of regular quality assurance and validation, the adequacy of risk modeling and the risk factors used are reviewed regularly in addition to valuations. If certain markets and risk types become more important in the future, LBBW can flexibly expand the self-developed model.

However, there are generally limits for the valuation procedure: All types of modeling are simplified compared with reality. LBBW addresses such model risks by further analyses and limitations, as well as valuation discounts, if necessary. An appropriate amount is also included in risk-bearing capacity for model risks. Specifically, allowance is made for returns from micro issues as well as products with heavily simplified inclusion in risk and backtesting.

Validation of the risk model.

The quality of the resulting VaR forecasts must be reviewed for regulatory purposes within the scope of a regular validation process conducted by an independent organizational unit. The process starts by reviewing the model design and identifying possible model risks. Subsequently through customized validation analyses the materiality of the risk model is quantified, both isolated and combined. The backtesting analysis is particularly important in this context; in other words, the statistical backward comparison of the actual changes to the portfolio with the corresponding VaR forecasts. The pure valuation changes of the portfolio (excluding new business and intraday results - Clean-P/L) are used for these changes in portfolio value.

Since January 2012, additional backtesting on the basis of the so-called Dirty-P/L is conducted due to regulatory requirements. Dirty-P/L is the actual change in value net of interest income/expense, commission, and fees. It is calculated on the basis of the economic result. At this stage of implementation, it still includes net interest income.

Risk monitoring and reporting.

The utilization of limits and compliance with the detailed risk strategy among other things defined in the portfolio characteristics, are monitored by the relevant persons with portfolio responsibilities in Group Risk Control and reported to the Group's Board of Managing Directors. Reporting comprises specifically:

- Daily report with the daily overview of the earnings and risk development
- Weekly stress test report comprising the effects of the stress scenarios
- Weekly StressVaR-report containing the results of the StressVaR-calculation for the trading portfolios
- Overall risk report that is prepared monthly and contains detailed information about earnings and risk development, as well as the effects of the StressVaR on the economic capital and monitoring of the economic capital limit.

Risk management.

Ongoing risk management is handled by the relevant persons with portfolio responsibility in the Capital Markets and Treasury divisions within the scope of the market price risk strategy and the limits set. Limits based on VaR, loss warnings and sensitivities are set by the Board of Managing Directors. In the case of certain sub-portfolios, this authority is assigned to individual members of the Board of Managing Directors, who then further allocate this authority according to a hierarchical system of responsibilities. The loss warning trigger describes the loss limit per portfolio.

The main task assigned to the sales units involves the conclusion of trading transactions with customers, as well as building and maintaining relationships with institutional investors. They do not enter into any risk positions above and beyond these responsibilities. The positions are offset without delay by transactions with Capital Markets and Treasury. The trading units of LBBW are responsible for managing market price risks in the trading book.

The market price risks of the credit substitute business are pooled in a portfolio. The transactions are being run off gradually in accordance with the EU plan.

Interest rate risks from the transactions with customers are largely closed out by the Treasury division on a near real-time basis by means of offsetting transactions.

The guidelines for the management of market price risks in the banking book are the direct responsibility of the Board of Managing Directors.

Risk situation.

Development of market price risks.

Exposure to market price risks in 2012 was always in accordance with the RBC of the LBBW Group. The risk limit was not exceeded in 2012 for the individual Group entities either. The same applies to the limits for the corresponding division and department portfolios. The loss warning trigger was not breached either for any portfolio in 2012.

The following chart illustrates LBBW Group's market price risks over the course of the year.

Development of the LBBW Group risk in EUR million (99%/10 days).


600
500
400
300
200
100
0
02 Jan. 2012
21 Jan. 2012
09 Feb. 2012
28 Feb. 2012
18 Mar. 2012
06 Apr. 2012
25 Apr. 2012
14 May 2012
02 Jun. 2012
21 Jun. 2012
10 Jul. 2012
29 Jul. 2012
17 Aug. 2012
05 Sep. 2012
24 Sep. 2012
13 Oct. 2012
01 Nov. 2012
20 Nov. 2012
09 Dec. 2012
28 Dec. 2012
VaR interest rate (incl. spread)
VaR equity
VaR Fx

The market price risk of LBBW Group was virtually constant in the first half of 2012, as the position run-off in the credit substitute business was offset by increased volatility of the credit spreads. Volatility eased at the end of October, which reduced risk.

LBBW's market price risks are generally characterized by interest rate risk and the credit spread risks contained therein. The overall risk is dominated by the positions in the banking book. The basis risks in the interest area between individual European sovereign and financial curves and the swap curve, as well as the exposure to credit spreads including the risks from fixed-income securities, credit derivatives, and the credit substitute business, play a decisive part here. Equity risks, along with currency and commodity risks, are less significant for LBBW than interest rate and spread risks. Commodity risks also include risks from precious metals and currency portfolios, which LBBW holds to only a limited degree.

The following table illustrates the composition of VaR (99%/10 days) by risk type at LBBW Group level.

VaR 99%/10 days.

EUR million	Average	Maximum	Minimum	28 Dec. 2012[1]	30 Dec. 2011
LBBW Group	**488**	**551**	**379**	**381**	**515**
Interest rate risks	463	523	370	372	488
Equity risks	19	31	7	8	26
Currency risks	34	56	9	16	41

1) The last reporting day in the 2012 financial year was 28 December 2012.

The trading positions' VaR developed as follows in 2012:

Development of the trading book risk in EUR million (99%/10 days).


120
110
100
90
80
70
60
50
40
30
20
10
0
02 Jan. 2012
21 Jan. 2012
09 Feb. 2012
28 Feb. 2012
18 Mar. 2012
06 Apr. 2012
25 Apr. 2012
14 May 2012
02 Jun. 2012
21 Jun. 2012
10 Jul. 2012
29 Jul. 2012
17 Aug. 2012
05 Sep. 2012
24 Sep. 2012
13 Oct. 2012
01 Nov. 2012
20 Nov. 2012
09 Dec. 2012
28 Dec. 2012
VaR
VaR interest rate (incl. spread)
VaR equity
VaR Fx

VaR 99%/10 days.

EUR million	Average	Maximum	Minimum	28 Dec. 2012[1]	30 Dec. 2011
LBBW (Bank) trading positions	**58**	**110**	**47**	**53**	**51**
Interest rate risks	54	105	43	52	47
Equity risks	7	14	2	3	9
Currency risks	3	9	1	2	4

1) The last reporting day in the 2012 financial year was 28 December 2012.

The European sovereign debt crisis had less of an effect on the trading book risks than on the banking book as a result of the lower credit spread exposure. The short-term increase in the interest rate risk (maximum EUR 105 million) resulted from the portfolio chiefly comprising exotic interest rate products and was related to the extremely low interest rates. The model was revised methodically in order to guarantee stability in such market situations.

Backtesting result.

LBBW uses an internal risk model that is approved by the supervisory bodies for the Solvency Regulation portfolio to determine the capital adequacy for equity risks and general interest rate risks. The share of specific interest rate risk in the capital adequacy is not determined using the internal model.

Up to and including the last reporting date of 28 December 2012, the internal risk model indicated only one outlier in the SolvV portfolio for the preceding 250 trading days. This outlier was due to a technical problem in relation to the delivery of market data. No additional equity is required for model outliers for regulatory purposes. Since five outliers are necessary to impact on the weighting factor of the internal model, it remains unchanged.

Backtesting SolvV portfolio for the period 2 January 2012 – 28 December 2012*

VaR parameters: 99% confidence level, 1-day holding period



EUR million
40
30
20
10
0
-10
-20
-30
-40
02 Jan. 2012
02 Feb. 2012
02 Mar. 2012
02 Apr. 2012
02 May 2012
02 Jun. 2012
02 Jul. 2012
02 Aug. 2012
02 Sep. 2012
02 Oct. 2012
02 Nov. 2012
02 Dec. 2012
VaR (equities + interest gen.)
Clean-P/L (equities + interest gen.)

With regard to the overall VaR, three outliers were identified in the preceding 250 trading days for the LBBW Group due to the sharp market fluctuation (bond and CDS spread widening) that had an impact on specific risk. The trading positions and the strategic bank positions also showed three outliers each.

No outliers arose on the basis of the Dirty-P/L.

Stress test.

In the regular review of the stress test scenarios, special ABS curves were introduced to deflect ABS bond spreads in the scenarios on the 2008 financial market crisis. As a consequence, the stress test value, in particular of the scenario that replicated the market data development during the Lehman crisis, increased slightly. However, the worst-case scenario – a scenario that reflects a widening of bond and CDS spreads in the government and financials segment during the period from April to August 2011 – remained unchanged. A new scenario was also introduced that is based on the Bundesbank's annual market risk stress test survey. Bond spreads here are deflected absolutely depending on rating.

The effects of an interest rate shock on the strategic bank position are calculated within the scope of conducting the stress test. For this purpose, the yield curves are shifted by +/- 200 bp. The regulatory requirement stipulates that the result may not exceed a 20% share of the liable equity. This limit was never breached in 2012.

Market liquidity risks.

Market liquidity risk designates the risk that transactions cannot be closed out, or can only be closed out at a loss, due to inadequate market depth or market disruptions. For example, if a large volume were to be bought or sold quickly, then a corresponding market influence would be anticipated, potentially reducing the expected proceeds.

LBBW uses the jump-to-default method for calculating the market liquidity risk with respect to equities and equity derivatives. This is a scenario calculation in which all positions based on an underlying are remeasured by setting the latter's price to zero. The difference to the current market value represents the utilization that is limited and monitored. Individual names overshot their limits in 2012. This was communicated and monitored in line with the internal escalation process.

Moreover, the concept of market liquidity risks also relates to potential losses in an assumed stress scenario in the sense that the liquidity of market segments may decline. This was the case in 2007 and 2008 in the area of credit spread products and especially securitizations. Since then, the sudden lack of liquidity in what up to that point were very liquid markets has made it difficult to perform market valuations in these market segments.

This is mapped through stress tests described in the previous section in which the yield curves for bonds are shifted in accordance with segment and rating. The market data for CDS is adjusted specifically for each issuer. As at 28 December 2012, the market liquidity risk arising from bonds and CDS stood at EUR 456 million for LBBW.

From 2013 onward, market liquidity risk will be calculated using a new model that includes bonds, credit derivatives, swaps and equities. As at 28 December 2012, market liquidity risk calculated using this model amounted to EUR 577 million.

Liquidity risks.

Definition.

LBBW's liquidity risk monitoring and management activities draw a distinction between short-term liquidity risk, which represents the risk of insolvency due to an acute funding shortfall, and the funding (spread) risk, which describes the adverse effects on income resulting from a possible deterioration of the funding spread.

Risk measurement.

Short-term liquidity risk in the sense of the availability of sufficient funds at any time is not an earnings risk. Hence, it cannot be quantified or analyzed appropriately as VaR by calculating a potential financial loss. It is therefore managed in LBBW using quantitative requirements and limits which have been established by the Board of Managing Directors in accordance with liquidity risk tolerance.

Determining the liquidity risk position involves:

- Creating liquidity gaps to the day for LBBW (Bank) on a daily basis and to the day twice a week for LBBW Group.
- Calculating the potential funding available from central banks on a daily basis on the target date and over time.
- Identifying gaps for long durations on a monthly basis to analyze the funding (spread) risk.
- Preparing investor lists on the basis of which any changes with regard to the diversification of the investor base can be identified.
- Monitoring, analyzing, and regular quantifying of all material call risks. A simulation-based method was introduced in 2012 in order to calculate the potential additional collateral required for the OTC derivative netting as a consequence of market parameter fluctuations.
- Stress tests conducted on a weekly and monthly basis, and as required. Ongoing review and, if necessary, adjustment of assumptions and parameters used.

Liquidity risk tolerance is largely defined by reference to a survival period concept, i. e., time frames are specified by management over which LBBW is expected to remain at least solvent, even in the event of severely limited opportunities to borrow on the market, subject to different combinations of assumptions (development paths). The assumptions to be met in relation to the regular review of compliance with these guidelines, especially within the scope of stress tests, are reviewed regularly for appropriateness under current market conditions. If current developments created the need for adjustment, this is reported to the management via the Risk Committee and leads to timely adjustments when duly authorized. In addition, there is a limit system for the maximum funding requirements based on maturities from the business portfolio across various timeframes.

The following measures, amongst other things, are used for the early identification of new call risks or increased risk from known or previously immaterial call risks.

- Permanent analysis of the documented business operations (overall risk report, ALCo documents, New Product Processes) with regard to new or increasingly significant call risks.
- Monitoring the daily cash flows in the ECB account, with regard to major cash flows that are not from transactions due or other familiar causes of payments flows.

All key subsidiaries as defined in the risk inventory and all conduits/SIVs are included in regular reporting of liquidity risks in accordance with LBBW guidelines. The liquidity risks of subsidiaries and equity investments are judged equally and reported as liquidity risks in the balance sheet.

Risk monitoring and reporting.

The regular monitoring of liquidity risks is the responsibility of the Risk Committee of LBBW at the management level, while Liquidity Risk Control within the Group Risk Control division is responsible for daily monitoring at the operational level. As part of the overall risk report, all material aspects of liquidity risk, such as liquidity requirements, liquidity reserves and compliance with the specifications on liquidity risk tolerance including the results of the stress tests carried out, are reported in detail to the Risk Committee. Various reports are prepared daily as part of the continuous monitoring, which show the different partial aspects of liquidity and liquidity risk - such as disaggregation of the liquidity gaps by currency - in detail and are distributed in Risk Controlling and Treasury.

Risk management.

The Asset Liability Committee (ALCo) is the central committee for managing liquidity and funding. The Asset Liability Committee prepares the liquidity and funding strategy on behalf of the Group's Board of Managing Directors, and monitors the implementation of decisions. Treasury prepares all the decisions to be made by the Asset Liability Committee with the aim of active income and risk optimization while simultaneously ensuring solvency at all times and compliance with the requirements with respect to liquidity risk tolerance. The ALCo is also responsible for determining the strategy for calculating the internal settlement rates (OZ rates) and for reviewing the steering effect of the OZ rates on the business areas and the Group's liquidity and funding situation. The ALCo convenes monthly.

Treasury is responsible for the operational management of market and risk-adequate internal transfer prices that have to be adjusted continuously to market conditions, and is a fundamental component of the management of the assets and liabilities sides of the balance sheet.

The purpose of LBBW's funding strategy is to diversify product and investor groups. In 2012, investments by savings banks and institutional investors within Germany constituted the main sources of medium and long-term funding in addition to retail business. Covered bonds continue to represent a material source of funding.

Treasury is responsible for securing intraday liquidity in trading. It plans daily payments and calculates liquidity requirements up to the end of the day, while continuously taking into account payment inflows and outflows that only become known during the course of the day as well as performing the central bank function for savings banks.

A detailed emergency plan is in place for securing liquidity in acute crisis situations. The provisions made include the formation of a crisis response team bringing in members of the Board of Managing Directors. The emergency plan is reviewed at least once a year and resolved anew by the Board of Managing Directors.

Risk situation.

LBBW Group's liquidity situation was always comfortable during 2012. Despite another rating downgrade of LBBW (Bank) by Moody's, the funding resources available on the market were significantly higher than the funding requirement of LBBW. Liquidity risk declined again.

The following factors, amongst other things, contributed to the good liquidity situation:

- The consistent implementation of the funding plan for the medium and long-term maturities.
- The stable customer deposit business of BW-Bank.
- The release of liquidity through the scheduled run-off of the credit substitute business and the reduction of the investment portfolio.

As at 31 December 2012, LBBW Group's funding requirement from the business portfolio was only EUR 3.4 billion on a three-month horizon. EUR 8.5 billion was determined as a potential additional requirement due to the occurrence of call risks. This was offset by EUR 27.5 billion in free collateral eligible for Eurosystem operations.

Funding requirements from the business portfolio amounted to EUR 7.9 billion over a twelve-month period and the call risks were quantified at EUR 16.7 billion. Available liquidity reserves, taking into account the overcollateralization from the cover registers that is not mandatory to maintain the covered bond rating, came to EUR 37.1 billion.

Overview of funding requirement and liquidity reserves.

EUR billion	3 months	12 months
Funding requirement from the business portfolio (deterministic cash flow)	3.4	7.9
Material call risks (stochastic cash flow)	8.5	16.7
Free liquidity reserves	27.5	37.1

The solvency of LBBW Group was guaranteed at all times for a three-month period, even on the basis of severe stress scenarios. The liquidity risk stress scenarios »rating downgrade«, »financial market crisis«, and »market crisis with downgrade«, structured in accordance with the guidelines of MaRisk (BTR 3.2), show that the remaining funding potential via the market, plus the free liquidity reserves, exceeds the potential funding requirement under stress scenarios for this period.

Results of the economic stress scenarios.

Scenario EUR billion as at 31 Dec. 2012	Funding requirement	Funding potential (central banks and market)
Rating downgrade	20.0	42.5
Financial market crisis	20.1	43.4
Market crisis with downgrade	19.9	42.3

There were no breaches of any limits or other guidelines pursuant to liquidity risk tolerance in 2012. The liquidity reserves were adequate at all times to compensate for any substantial, short-term liquidity outflows. LBBW did not have to use the central bank liquidity facilities to cover its funding requirements in 2012.

The requirements of the standard approach of the Liquidity Regulation (Liquiditätsverordnung) were at all times exceeded significantly in the year under review. As at 31 December 2012, the liquidity ratio for LBBW was 1.64 (2011: 1.59). There is no corresponding indicator at Group level, as this indicator is disclosed to the regulatory authorities at a single-entity level.

Risk management system for covered bond (Pfandbrief) operations.

A differentiated limit system was put in place to monitor risks from covered bond (Pfandbrief) operations (section 27 of the German Covered Bond Act (Pfandbriefgesetz - PfandBG)). Regular stress tests are conducted with regard to NPV (net present value) overcollateralization. In the event that the fixed limits are reached, a process for then cutting the risk is implemented. The Board of Managing Directors and the Risk Committee are informed on a quarterly basis of compliance with the provisions of the PfandBG and the utilization of legal and internal limits. The risk management system is reviewed at least annually.

Operational risks.

Definition.

LBBW defines operational risks (OpRisk) as the risk of losses arising due to the unsuitability or failure of internal processes and systems, people, or due to external events. This definition also includes legal risks.

Risk measurement.

The standard approach is used to calculate regulatory capital requirements at LBBW. In connection with LBBW Group's risk-bearing capacity, an operational value-at-risk (OpVaR) model is applied for the internal economic management.

The model is based on the loss distribution approach. Frequency and loss amount distribution is modeled separately for the individual business lines. Internal and external losses are included for the OpVaR calculation. The model is subject to ongoing further development. The scenario analysis was included in the OpVaR model in 2012.

The confidence level was lowered from 99.95% to 99.93% to calculate the OpVaR within the scope of the risk-bearing capacity.

Risk monitoring, reporting, and risk management.

An independent, centralized organizational unit within the Group Risk Control division is tasked with further developing and implementing the methods and tools used in OpRisk Controlling. To the extent that this is possible and reasonable, the central Group Strategy/Legal division obtains insurance policies to cover potential losses. At LBBW, the management of operational risks is mainly the responsibility of the individual divisions and subsidiaries. In this context, the local Operational Risk Managers are very important. They support division management and managing directors in the use of operational risk controlling tools and the reporting system, serve as contacts for their respective employees regarding operational risks, and are in close contact with LBBW's centralized OpRisk Controlling unit.

One of the main goals of the operational risk management and control activities is to identify operational risks at an early stage and to minimize the resulting losses by implementing the appropriate measures. Various tools are used to identify and assess the risk situation.

In addition to the internal and external incident database, a risk inventory is conducted annually with self-assessments and scenario analyses. In the self-assessments, the individual risks of LBBW's individual divisions are collected. The greatest risks from the self-assessments are aggregated in the scenario analysis using standard scenarios. They are then analyzed extensively and measures for reducing the risks are investigated. This new method was implemented in all of LBBW's business areas in 2012. The results of the scenario analysis are used in the OpVaR model. The analysis of the risk indicators and the management of OpRisk measures also play an important role in managing operational risks. Further development is planned for the risk indicators in 2013.

The centralized OpRisk Controlling unit provides decision-makers with relevant information as part of regular risk reporting. The Risk Committee also supports the Board of Managing Directors in exercising its supervisory function.

The OpVaR model used for internal controlling is integrated into the Group's strategic limit system. There are economic stress scenarios that vary the risk parameters of the OpVaR model (frequency or amount of loss in expected future loss events). This covers the main business lines and event types. The stress scenarios for operational risk are also incorporated in the overlapping stress scenarios for the risk-bearing capacity.

Risk situation.

LBBW does not expect any operational risks to its going-concern status. Despite the extensive precautionary measures taken, operational risks can never be entirely avoided. Legal risks, IT risks and Personell risks are explained below.

Legal risks.

The definition of operational risks also includes legal risks. Legal risks comprise economic risks due to full or partial failure to comply with the framework of rules established by legal regulations and court rulings. These risks arise, for example, from a lack of knowledge of the specific legal situation, insufficient application of the law, or delayed reaction to changes in the general legal framework (incl. cases where this is unavoidable or the employee is not at fault, or as a consequence of changes in legislation, court rulings or administrative practice, particularly at national and European level).

Legal risks are managed especially by the legal departments (as part of the Group Strategy/Legal division) of LBBW (Bank). These carry out a legal advisory role for the Group. In addition, their responsibilities include early identification of legal risks in business units and central divisions in cooperation with the latter, and efforts to limit these in a suitable manner. The legal departments have developed or examined and approved for use by business areas of LBBW a variety of contract forms and sample contracts in order to minimize legal risks and simplify the business activities of the front office and trading divisions. In relation to this, LBBW is supported by the cooperation of the German Savings Bank Association (DSGV) and the forms developed in the committees there and made available by the Sparkassenverlag publishing house. Approved, standardized contract materials are used for derivative transactions wherever possible. If legal questions arise in new areas of business or during the development of new banking products, the legal departments supervise and actively shape these processes.

Furthermore, the legal departments monitor all relevant planned legislation, developments in court rulings, and new standards stipulated by the supervisory authorities in the Group's key areas of activity in close cooperation with the Association of German Public Sector Banks (Bundesverband Öffentlicher Banken Deutschlands - VÖB), the German Savings Bank Association (Deutscher Sparkassen- und Giroverband - DSGV), and the Association of German Pfandbrief Banks (Verband deutscher Pfandbriefbanken - VdP) in particular.

To the extent that this results in LBBW having to take action with regard to legal matters or adapt its policies, the legal departments are instrumental in disseminating information quickly and implementing measures within the Group. There are currently no legal risks liable to threaten LBBW's going-concern status. Nor does the Group Strategy/Legal division have reason to believe that such risks will arise at LBBW in the foreseeable future.

Following new recent decisions at higher and supreme court level, various banks have been exposed to sizeable legal risks in connection with customer transactions involving complex derivatives. LBBW could not shield itself from these matters either. Most of these legal risks at LBBW originate from the portfolios of former Sachsen LB. LBBW's Board of Managing Directors therefore ordered a legal portfolio analysis to be carried out, also in view of current consumer law developments. On the basis of current knowledge, sufficient precautions have been taken to cover these risks, although this will depend on future trends in court rulings and the outcome of legal disputes.

IT risks.

LBBW takes international standards into account on a continuous basis. It complies with ISO standards 27001, 27002, and 27005 and has structured the IT operations according to the IT Infrastructure Library. IT risk management for IT/Organization and for the new Data Center Services, which was set up in fall 2012, is centralized and lies in the Group IT Security Officer's area of responsibility.

LBBW has set up a special IT crisis response team to ensure that its business operations are maintained and that it can function if IT systems fail; in the event of an emergency, this team will coordinate all activities and provide centralized communications capabilities, with the savings banks in Baden-Württemberg among others, in accordance with defined procedures. The procedure and organizational measures to be taken in the event of a crisis are described in the IT crisis management manual. IT operations have emergency plans in place for operating IT systems in an emergency which are reviewed in regular exercises. In the context of the general Business Continuity Management of LBBW, IT emergency plans are compared against the requirements of the business continuity plans of the specialized divisions.

LBBW has independent, geographically separate data centers for the business operations, as well as the corresponding emergency and backup concepts to meet the availability requirements of the specialized divisions. In addition, prepared backup workplaces are set up at the contingent locations for the various specialized divisions, for example, for trading, trading processing or payments.

To ensure it is best-equipped in the future to meet the growing demands of IT as a result of complex legal and regulatory requirements as well as the growing requirements of the market and customers, we plan to outsource our IT activities to a service provider that specializes in banks and savings banks. One of the primary goals related to this outsourcing is to recognize the emerging risks for IT in the event of implementation and to then take the corresponding risk-reducing measures.

Personnel risks.

LBBW's success depends materially on the commitment of its employees - and is also anchored in LBBW's mission statement: »We as employees drive the success of the Bank; with competence, knowledge and commitment«. Personnel risk management aims to identify negative trends (risk monitoring) and evaluate suitable measures to prevent or minimize risks (risk management).

The Human Resources department distinguishes between various types of personnel risk for purposes of risk monitoring and management. The goal is to identify bottleneck, resignation, adjustment and motivation risks early on, and to minimize the resulting costs, such as staff recruitment, termination, and staff turnover expenses. These risks are measured by periodically evaluating and analyzing key human resources indicators, such as turnover rates, absences, or data concerning personnel development measures (particularly management training measures), as well as comparing these indicators across the Group.

In the risk category »resignation risk«, for example, employees leaving LBBW are asked in writing about their reasons for leaving. This provides these employees with another opportunity to express freely their opinion about LBBW as an employer.

One focus here is developing and promoting young employees within the company. In order to address the risk of a shortage of high-performance employees (bottleneck risk), employee potential is systematically documented and analyzed. The age structure of LBBW's employees is watched particularly closely in the light of demographic changes, although there are no signs of any need for action over the next few years.

LBBW has already implemented a series of measures to address possible personnel risks. These measures range from legal protection for LBBW to ensuring that employees are qualified to perform the tasks assigned to them. Among other things, a target group-oriented specialist training program is held annually. In addition, a dedicated department is responsible for providing training in and monitoring of statutory money laundering and compliance regulations.

Since restructuring began, it has been possible to agree on the cutting of more than 2 400 full-time equivalent positions through voluntary redundancies. As the layoff process is being implemented on a controlled basis and affects only selected function groups, the risk of undesirable resignations by employees is considered low and very manageable.

Other material risks.

Investment risks.

LBBW (Bank) invests within the Group in other companies or assigns functions to subsidiaries if this appears to be appropriate in the light of strategic aims or returns.

The management of the subsidiaries is shared by the responsible staff, market, operating and back office divisions of LBBW (Bank).

The early identification of business and risk development in the subsidiaries and equity investments is particularly important to the management of equity investments. These serve the purpose of holding regular coordination meetings at the corresponding specialist levels of LBBW (Bank) and the strategically important subsidiaries. The management and monitoring at the level of these subsidiaries are performed by institutionalized supervisory boards or comparable bodies. In addition, these companies' results and planning are constantly monitored and extensive reporting produced on this issue for the Board of Managing Directors and executive bodies.

With regard to risk, the investment portfolio of LBBW (Bank) differentiates between two categories of company:

Material subsidiaries, i.e., companies in which LBBW (Bank) is the majority shareholder or has a controlling interest within the meaning of section 290 (2) no. 1 - 3 of the German Commercial Code (HGB) and whose risk potential (in the main risk types, i.e., credit risk, market price risk, liquidity risk, operational risk, real estate risk, and development risk) is deemed to be material from the Group's perspective.

Non-material subsidiaries and equity investments, i.e., companies in which LBBW (Bank) is the majority shareholder or has a controlling interest within the meaning of section 290 (2) no. 1 - 3 of the German Commercial Code (HGB), but whose risk potential is deemed to be immaterial from the Group's perspective, or minority equity investments, i.e., companies in which LBBW (Bank) as the minority shareholder in the absence of a controlling interest within the meaning of section 290 (2) no. 1 - 3 of HGB does not have the equivalent position as with majority interests.

As far as possible, material subsidiaries are treated in line with the transparency principle. In accordance with the transparency principle, types of risk identified as material at the respective companies are measured according to the principles and parameters of LBBW, and included at the level of LBBW Group in an aggregation assessment. This applies specifically to the risk types of credit, market price, real estate, and development risk.

In the case of non-material and material subsidiaries, where only the liquidity and/or operational risks are material, the risk potential is quantified with the LBBW Group credit portfolio on the basis of the interest held and included as a whole in the Bank's risk management system, using an integrated calculation. This calculation is performed using a ratings-based CVaR approach including stress testing, which is prepared by Group Risk Control and serves as the basis for recognition in the risk-bearing capacity.

LBBW (Bank) pursues a selective equity investment policy. When acquisitions of companies are planned, a comprehensive risk analysis (legal, financial, etc.) is normally conducted in the form of a due diligence exercise with the involvement of specialized divisions of LBBW (Bank). Of particular importance here is ensuring that inappropriate concentration of risk does not arise in the investment portfolio.

LBBW (Bank) uses transaction agreements to contractually hedge risks as far as possible. In addition, the buying process includes the valuation of the company taking into account capital-market-oriented risk premiums.

Enterprise values for the subsidiaries and equity investments of LBBW (Bank) are calculated in accordance with the guidelines issued by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V. - IDW) at least once a year as part of preparatory work for the annual financial statements. For the half-year report, an impairment test of the book values is performed, using the projections for the subsidiaries and equity investments to hand if necessary. A plausibility check of the book values is performed on selected subsidiaries and equity investments as at 31 March and 30 September.

Besides the risk of a potential decline in value as the result of defaults, there is also a risk that LBBW will receive an insufficient return or no return at all on its investments. However, this risk corresponds to the above-mentioned general book value or market value risk due to the focus on capitalized income value in the valuation of equity investments. The main drivers here are the large strategic subsidiaries and equity investments. The investment risk of LBBW (Bank) has a strong financial focus. Accordingly, a disruption in this market segment may lead to significant losses from equity investments.

In addition, liability risks arise from the profit/loss transfer agreements entered into with a number of subsidiaries. Furthermore, LBBW (Bank) has signed letters of comfort with various subsidiaries. LBBW (Bank) still has guarantor's liability and maintenance obligation with respect to former equity investments in public-sector companies.

Management and monitoring systems ensure that LBBW (Bank) is continually informed about the situation at the subsidiaries and equity investments. In addition, the subsidiaries pursue a conservative risk policy synchronized with LBBW (Bank) to the extent that LBBW (Bank) can influence such policies.

LBBW continued to make good progress in reducing its investment portfolio: In 2012, the shares in LBBW Immobilien GmbH, SV SparkassenVersicherung Holding AG, Wüstenrot & Württembergische AG, Universal-Investment-Gesellschaft mbH, Schweizerische National-Versicherungs-Gesellschaft AG, and Bankhaus Ellwanger & Geiger KG were sold, amongst other things. Moreover, the number of smaller equity investments was reduced further in accordance with the new business strategy. Additionally, the sales and the integration of the calculation in the credit portfolio model significantly reduced the investment risk. Further investments are to be sold off step by step by 2013 as part of the realignment.

Reputation risks, business risks, and pension risks.

Reputation risk is the risk of a loss or foregone profit due to (impending) damage to/deterioration of LBBW's reputation in the eyes of owners, customers, employees, business partners or the wider public. Reputation risk is not a component of operational risk. However, reputation risks may be caused by an incident of loss resulting from operational risk or other risk types becoming public knowledge.

As regards reputation risks, a distinction is made between transaction-based and non-transaction-based management. In non-transaction-based management, Communications/Marketing/General Secretary is responsible in particular for ensuring controlled public and press relations. The Human Resources department defines standard for all areas of business to implement the sustainability policy. Moreover, the Compliance department is responsible for ensuring that all relevant legal rules and regulations are duly observed. The transaction-based analysis of new transactions with regard to reputation risks is carried out on a decentralized basis by the front office particularly within the context of the New Product Process and the credit application process.

Business risk is the risk of unexpected falls in earnings and negative plan variances not caused by other defined risk types.

Among other things, business risk may be caused by changes in customer behavior or changes to the economic environment that are not of a legal nature. Business performance risk can be caused by lower income due to possible strategic misjudgments. The front office is responsible for taking individual measures as part of ongoing operating activities aimed at managing risks associated with business activities. Financial Controlling carries out a central comparison of planning and actual business development. The implementation of and adherence to the business strategy decided on by the Board of Managing Directors and the division-specific plans in line with this, as well as the implementation of strategic decisions made by the committees, are monitored by the relevant divisions together with Financial Controlling.

The pension risk entails the possible need to increase provisions for pensions on account of heightened pension expense, and in particular, valuation effects. This may particularly be caused by changes in interest rates, pensions, and salaries. Pension risks are identified by means of scenario analyses on the basis of an actuarial report.

Reputation risks, business risks, and pension risks as well as other immaterial risk positions are taken into account within the scope of the RBC.

Real estate risks.

Real estate risks are defined as potential negative changes in the value of the Bank's own real estate holdings due to deterioration in the general real estate market or deterioration in the particular attributes of an individual property (market influences, planning conditions or other requirements of public law, etc). This does not include development risks from residential and commercial project development business, which form a separate risk category, or risks from service business. The latter are taken into consideration in the LBBW Group as part of business risk.

Real estate risks can arise in properties owned by the Group (office buildings) as well as in the commercial buildings used by third parties. The real estate portfolio is managed by the subsidiary LBBW Immobilien Group.

LBBW uses a real estate value-at-risk (IVaR) model to measure real estate risk. The central Group Risk Control division calculates IVaR indicators for real estate risks quarterly and incorporates these into the Group's analysis of RBC. The input data in this model are the volatilities and correlations derived from market data histories assigned to the portfolio values.

The operating subsidiaries of LBBW Immobilien Group with operations in asset, property and facility management are also controlled using special real-estate-specific indicators such as rent increases, vacancy rates, and amounts in arrears. The real estate portfolio is monitored and analyzed for risks in the course of quarterly portfolio valuation using the fair value approach. The goal is to identify at an early stage and analyze any adverse factors occurring as part of or relating to LBBW's activities. Active risk management contributes to ensuring a viable portfolio that provides a balanced ratio of opportunities to risks.

The requirements imposed by the EU Commission in connection with the restructuring of the LBBW Group provided for the sale of the residential real estate held by the LBBW Immobilien Group. Approved in February 2012, the sale of the residential real estate portfolio comprising some 21 000 apartments held by LBBW Immobilien GmbH to a syndicate led by PATRIZIA Immobilien AG was executed with legal effect on 28 March 2012. The sale of the residential real estate holdings marks a significant change in the portfolio and the structure of investment properties. However, the decline in risk due to the reduction in the portfolio was less pronounced in relative terms. This was owing to the lower risk intensity of the residential real estate holdings sold compared with the commercial

GROUP MANAGEMENT REPORT

real estate assets still held. As a result of the sale, the scope for diversification by type of use will be restricted. However, diversification is still possible within commercial real estate, particularly for office and retail use, and by size class. Diversification in terms of macro-location is also reduced as the remainder of the commercial portfolio is predominantly located in Stuttgart. However, this is a stable market with relatively low rent fluctuations overall. What is more, the real estate owned by LBBW Immobilien is mostly situated in prime locations with low rental risk and leased to tenants of good credit standing. The credit rating of potential tenants is examined carefully when new properties are let and attempts are always made to ensure that the lease is as long as possible. Overall, macro-location risks are therefore considered to be manageable.

The commercial properties in LBBW's portfolio are reviewed using a comprehensive set of real-estate-relevant criteria such as, for example, the cost/income ratio, risk aspects, the Group's strategy for use/growth of the site, the site's potential for development, portfolio diversification or use by the Group, and appropriate solutions are found on a case-by-case basis.

The customer in owner-occupied real estate business is LBBW (Bank). Most of the properties are used for office or bank purposes. The restructuring plan requires a reduction of space at all central locations of LBBW (Bank). This is largely being achieved by concentrating on properties owned by LBBW (Bank) and by avoiding rented space as much as possible. As a result, this is not expected to have a significant influence on the holdings LBBW uses itself or the real estate risk.

Development risks.

Development risks are defined as the bundle of risks that typically arise when implementing commercial and residential project developments. The risks in this field mainly arise from planning and approval, the projected construction costs and deadline, and especially from letting and selling. Additional risks, such as the credit risk on the part of partners, the implementation of decisions regarding the partners, also apply if project developments are implemented in partner projects. The occurrence of these risks may also result in the forecast return not being generated, the invested capital not being recovered in full - or not at all in extreme cases - or the need for further equity injections, provided it is not non-recourse financing.

The regional focus is on the core markets of Baden-Württemberg, Rhineland-Palatinate, the Rhine Main region, and Munich. The LBBW Immobilien Group acts as an investor and service provider in commercial and residential real estate on these markets. Work on existing projects outside these target markets continued to proceed well in the 2012 financial year. The new projects are running on schedule and there is no evidence at present of any material risks.

The residential real estate held by the LBBW Immobilien Group for trading purposes was also sold alongside the residential real estate portfolio in accordance with EU requirements.

Since 2010, LBBW Immobilien Group uses a risk model that was validated with the assistance of an auditing company to measure development risks. Development risk is calculated quarterly by the Controlling division of the LBBW Immobilien Group. The central Group Risk Control division includes this in the LBBW Group's analysis of RBC. The model is based on a risk driver tree that identifies risks and shows the ranges in which these can fluctuate even before a construction project begins. From this, mark-ups and mark-downs on all future costs and revenues are determined and applied to the so-called real case calculation. A normal and extreme risk are calculated on the basis of different fluctuation ranges of risk factors.

Internal control and risk management system with regard to the accounting process.

LBBW Group defines the internal control and risk management system (ICS) as a comprehensive system and applies the definitions of the German Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e. V., IDW) on the accounting-related internal control system (IDW PS 261 Item 19 f.) and the risk management system (IDW PS 340 Item 4). It entails principles, processes, and measures that are aimed at the implementation, in organizational terms, of management decisions

- to ensure the efficacy and economic efficiency of the business activities (incl. the protection of assets as well as the prevention and discovery of any loss of assets)
- to safeguard the propriety and reliability of internal and external financial accounting and
- to observe the statutory rules and regulations of relevance.

The ICS for the accounting process helps to provide a true and fair view of the net assets, financial position and results of operations of LBBW Group. A key aim is to ensure that all transactions are recorded, processed and documented in full and correctly in accordance with legal regulations and standards, the provisions of the articles of association, and other guidelines.

It must also be ensured that companies included within the scope of consolidation are incorporated into the processes, to ensure the consolidated financial statements are prepared appropriately and in good time.

The accounting-related internal control and risk management system is an integral component of the ICS for the management of the Bank as a whole.

Control environment.

LBBW has a clear organizational, corporate, and control and monitoring structure. The Board of Managing Directors takes overall responsibility for proper business organization. All strategic units are integrated by means of a clearly defined management and reporting organization. The departments of all Group companies involved in the accounting process conform to quantitative and qualitative requirements. The employees tasked with the accounting process are provided with regular, comprehensive training.

Risk assessment and control activities.

The controls are geared toward ensuring that the financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) and comply with ongoing internal and external financial reporting requirements.

When controls are implemented, a risk assessment is taken as a basis and the principle of economic efficiency is observed. Clear regulations are in place regarding the scope of the controls and responsibilities integrated into working processes.

In particular, the dual-control principle, the separation of functions and the assignment of authorities in line with existing decision-making regulations ought to be mentioned, that have also been included in the regulations met by the respective Group companies. Control functions are exercised in the respective specialist department throughout the Group. The control targets defined at LBBW map the identified risks in their entirety.

The preparation of the consolidated financial statements is conducted by the Accounting/Reporting/Tax division on a centralized basis at LBBW (Bank). Detailed timetables and workflows are in place for the consolidated financial statements (monthly, quarterly, semiannual and annual financial statements), which are monitored and automatically managed centrally. Responsibilities in all areas of the accounting process are clearly assigned. The relevant activities in terms of risk are distributed across several organizational units within the organization of business processes. The principle of dual control is applied to all processes relevant to accounting, the assignment of authorities complied with and the separation of functions taken into account.

The companies incorporated in the consolidated financial statements have IT-based processes in place for preparing their financial statements (in accordance with local laws). This results in the delivery of the coordinated and audited reporting packages for the purposes of preparing the consolidated financial statements. The respective Group company is responsible for the completeness and accuracy of the results transmitted to the Consolidated Financial Statements group.
The consolidated financial statements are prepared in accordance with IFRS and taking into account the standard recognition and measurement requirements set out in the Group Manual.

Financial instruments recognized at fair value at the LBBW Group are measured either on the basis of quoted prices for active markets (stock exchanges, brokers, price service agencies, etc.) or on the basis of recognized and standard measurement methods using publicly available input data (e.g., yield curves, volatilities, spreads). In cases in which not all the input parameters can be observed directly on the market, fair values are calculated using realistic assumptions, based on market conditions. The prices used for accounting purposes are checked independently of trading and validated by the separate organizational unit, Independent Price Verification, within Group Risk Control.

Information and communication.

The risk principles of the LBBW Group, the organizational structure and procedures and the processes of the accounting-related ICS are set out in manuals and guidelines (e.g., accounting guidelines, operating procedures, specialist concepts, etc.), which are regularly adjusted to current external and internal developments and published on the intranet of LBBW (Bank). This also applies to the Group Manual, which contains the measurement and accounting rules for preparing the consolidated financial statements. These are updated regularly in accordance with current IFRS rules, reconciled with the auditors and forwarded to the Group companies.

The Basic Accounting Issues department identifies and analyzes all legal changes which have an impact on the accounting process. It informs the specialized divisions and subsidiaries affected and initiates implementation.

New types of products are examined in detail in the New Product Process in the Group companies with regard to their treatment in accordance with the German Commercial Code. This process also defines the structures and embedded derivatives for each product type. In the case of new types of product, the correct mapping, analysis, and recognition of transaction types is also checked in a test phase. If systems and/or processes of the Group head office are required for new product types, the Basic Accounting Issues department determines how they should be treated in accordance with the German Commercial Code.

The Consolidated Financial Statements group prepares the figures for the consolidated financial statements using standardized consolidation software on the basis of the information provided by the companies included in the consolidated financial statements. The data consistency of the information provided by the Group companies is inspected again by checking rules implemented and comprehensive validation. The notes to the consolidated financial statements are also prepared using standardized software. The Consolidated Financial Statements group guarantees the completeness and accuracy of the relevant explanatory notes on the basis of the information provided by the Group companies.

Financial reports created in connection with accounting and sent to external parties or readers are checked for consistency by an internal records office before being sent.

Furthermore, the Group Board of Managing Directors has issued rules stipulating that it must be informed immediately if doubts arise in individual divisions or Group companies as to proper business organization (ad hoc reporting requirement). The same also applies to accounting. If information is also significant in terms of risk aspects, the Group Board of Managing Directors must also forward the information to the Risk Committee of the Supervisory Board.

Monitoring.

LBBW's current ICS is characterized by strongly decentralized responsibility of the specialized divisions for essential accounting-relevant processes. Within the scope of the »Strengthening the accounting-related internal control system« project, an ICS records office was established in Accounting, to guarantee the central monitoring ability of the ICS and to optimize the structure, also in terms of cost/benefit aspects.

The effectiveness and suitability of the accounting-related internal control system and the risk management system are regularly monitored. This ensures that potential improvements are identified and processes are adjusted accordingly where required. A type of monitoring is conducted continuously while the consolidated financial statements/half-year report is being prepared.

Bilateral and multilateral coordination talks are held at regular intervals between the employees involved in the preparation of the financial statements to discuss and analyze any problems that arise. Adequate measures are derived and incorporated into ongoing processes.

Both the Audit Committee of the Supervisory Board and Group Auditing serve as senior monitoring bodies.

Group Auditing is responsible for process-independent monitoring of business operations and, as such, is an instrument used by the entire management. The Audit Committee, as a committee of the Supervisory Board, deals with the analysis and preparation of the findings of the audit of the annual accounts and informs the Supervisory Board of these activities.

Events after the reporting date.

According to a contractual agreement dated 7 December 2012, on 1 January 2013 LBBW prematurely paid back a part of the silent partnership contributions totaling EUR 2.2 billion to the State of Baden-Württemberg, the Savings Bank Association of Baden-Württemberg and the city of Stuttgart. In accordance with the decision to increase capital dated 7 December 2012 and in compliance with the capital ratios, also on 1 January 2013 the shareholders provided the amount received again to LBBW by paying in share capital and a capital reserve.

In the first quarter of 2013 LBBW sold securities, realizing hidden burdens in a superior two-digit millions range.

Outlook.

Anticipated economic performance.

Market participants are likely to be starting 2013 with subdued optimism. For the first time in a long while there are indications of a sustained easing of the EMU debt crisis. Apart from the improved financing terms for states, banks and companies from the periphery countries, progress has also been made with regard to regaining competitiveness and reducing foreign trade deficits. At the end of January 2013 ECB President Draghi also said that the darkest clouds had passed by. Due to the fact that in the course of 2012 the structural trend towards deeper fiscal integration, according to which the indebted countries subject themselves to strict fiscal discipline, became increasingly evident and thanks to the activation of the ESM and the willingness of the ECB to buy sovereign bonds as »lender of last resort« if necessary, it proved possible to convince the financial markets that the eurozone could be maintained as a whole. Although it will still take considerable time before the crisis is finally resolved, which will only come to pass if sustainable debt ratios can be restored in the long term, nevertheless, signs of hope are increasing at the turn of 2012/2013. Following a drop in economic output both in the eurozone and Germany in the fourth quarter of 2012, the leading indicators are gradually picking up again. Against this backdrop it seems realistic to assume that a recession in Germany will be avoided and that instead GDP will increase by around 1.0% in 2013. The main impetus can be expected to come from stronger export growth resulting from an upturn in economic activity in the emerging markets. Furthermore, given the expected stable energy prices and the still robust state of the German job market, consumer spending is also likely to make a substantial contribution to Germany's economic growth in 2013. In the euro area LBBW expects stagnation in 2013, an expectation which includes the assumption of a pick-up in economic growth within the eurozone in the second half of 2013.

In the United States concerns about drifting into a recession, which would have threatened in the event of a significant cut in government spending, have abated for the present as a result of the compromise reached between the US government under Democratic President Obama and Congress. However, this debate is likely to surface again during the spring when the (postponed) raising of the debt ceiling returns to the agenda. LBBW expects common sense to triumph and that with a compromise being reached for the current budget that is acceptable to both parties and the debt ceiling raised, the recovery of the US economy can continue in 2013. All in all, US economic output should grow by 2.0% in 2013, i.e., on similar scale to 2012.

In Asia, China will probably further improve on its already dominant position, with the pace of GDP growth increasing to around 8.2%. Ultimately, Japan is also likely to benefit from China's growth as long as the island dispute between the two countries does not lead to a continued boycott of Japanese exports. Moreover, the new government under Premier Abe has approved an economic program amounting to the equivalent of EUR 110 billion with the aim of reviving economic activity. In addition to this, the central bank is to help to at least partially correct the previous years' appreciation of the JPY by buying up government bonds. However, this policy mix had already failed to produce the hoped-for results in the 1990s, meaning that in view of the rapidly aging population and the exceptionally high government debt of 237%, not too much should be expected of Japanese economic output in 2013. Given the aforementioned effects, on balance at around 1.5% Japan's GDP growth is likely to be slower than that of the economic program approved by the government, amounting to 2% of GDP.

The main risk for the economy remains a further escalation of the euro debt crisis – something LBBW does not anticipate will happen. In the case of Asia, the conflict between China and Japan over some small islands in the East China Sea has shown no sign of any easing to date, thereby provoking uncertainty. With regard to energy prices, the risk of a significant increase in crude oil prices currently seems rather limited, with the result that on balance LBBW expects these to move sideways.

Industry and competitive situation.

In view of the current no more than modest growth prospects for the German economy, the lingering uncertainty regarding the solution of the debt crisis in the eurozone and the ongoing debates and measures in connection with regulation, the banking sector is likely to remain in a challenging setting.

Should the global and German economy recover from their temporary weak growth in the course of 2013, as expected, this is likely to be positively reflected in the business performance of the banking sector as well. However, the debt crisis in the eurozone remains a risk both for the performance of the economy and for the sector's business and earnings trend. In spite of the progress made in resolving the crisis and the reduction of the exposures of German banks in the euro periphery, negative effects can nonetheless be expected for the German banking sector in the event of further escalations. Furthermore, a sustained policy of long-term low interest rates aimed at resolving the crisis would weaken banks' earning potential. Conversely, the German banking industry should continue to benefit from Germany's good reputation on the international financial markets together with the relatively healthy state of the German economy and German private households, whereof the latter should further limit the need of banks to make allowances for losses on loans and advances in domestic lending operations.

In view of the expected implementation of a large number of new regulatory measures in the coming years, coping with and adapting to regulatory requirements remains a key challenge for the sector, which will continue to tie up a substantial amount of banks' capacity and resources.

In this context the easing for banks that now seems to be in the offing with regard to future liquidity regulations within the framework of Basel III is likely to reduce the pressure on banks to adapt, at least in this area. By contrast, the plans for a European banking union and the ongoing debate, among other things, surrounding the Liikanen Report on separating selected high-risk trading activities from original customer business, have raised considerations that might cause profound structural changes in the sector. For Germany the federal government further detailed the framework for such an institutional separation of banking functions in the form of a bill in February 2013. However, this bill has yet to be approved by parliament; furthermore, some questions relating to the details of the structure have yet to be clarified, with the result that it is not yet possible to make a final assessment of the effects on German banks. In addition to this, a concrete structure has yet to be provided for some other regulatory measures. As one step towards a »Banking Union« a new European bank regulatory authority has already been approved, in which the European Central Bank (ECB) is to play a key role. In this connection the ECB and the European Banking Authority (EBA) have announced a coordinated stress test for European banks in 2013, which will probably be conducted in the second half of the year, the details of which are, however, not yet known. Further regulatory measures to be mentioned are the financial transaction tax, which is yet being discussed or prepared in some European countries, regulation of derivatives trading at the European (EMIR – European Market Infrastructure Regulation) and US area (Dodd-Frank Act) and the Minimum Requirements for the Design of Recovery Plans (»MaSan«). The latter obliges selected German banks to draw up and implement recovery plans by the end of 2013.

Apart from regulatory topics, the growing scope of regulations for the protection of consumers is also likely to continue to occupy and challenge the banks. Then the legal risks should be mentioned, which result from legislation that is increasingly critical of banks. Overall, it must be expected that the uncertainties for the sector in connection with the future regulatory framework will remain considerable for the foreseeable future. The large number of regulatory measures will result in non-recurring costs for implementation as well as a permanently higher cost burden for banks.

In addition to a convincing range of products and services for customers, against this backdrop good capital, risk and cost management will play an even greater role in the future as a key competitive factor in the sector. The process of consolidation in the balance sheets and business models is likely to continue for the foreseeable future, especially against the backdrop of increasing risk weighting and equity capital requirements for various types of receivables. The intensity of competition in the German corporate and private customer business is likely to remain strong while in investment banking a stronger process of capacity adaptation has started, which mainly reflects the changed outlook in this area of business. This might result in further shifts in the structure of competition and, in the long term, the departure of further banks.

The LBBW Group's business strategy, opportunities, and risks.

In orienting itself to customer-based core business, LBBW aims to establish long-term customer relations with the focus on sound products. Here the goal is to number among the three leading customer banks in Germany and to steadily develop its status as the »main bank for mid-sized companies«.

The LBBW Group stringently implemented the measures defined within the framework of the EU procedure, with the result that restructuring has already been largely completed. The measures not yet implemented are being worked through systematically. Apart from this, the portfolio of activities defined as not being part of core business, which has already been substantially reduced, is gradually being completely wound down, which should contribute to the further consolidation of the Group's total assets over the next few years.

Although the situation of the sector is likely to remain challenging and in spite of the fact that the Bank cannot remain unaffected by the numerous regulatory requirements expected, the Group's net operating income can be expected to grow in 2013 and 2014 compared to 2012. Resolute cost management should lead to a reduction of administrative expenses in 2013. However, an increase is to be expected for 2014 – in particular as a result of an anticipated higher bank levy and planned additional expenditure for the EU deposit guarantee scheme. Substantial charges from the IT outsourcing to be implemented as of 2013 are included both for 2013 and 2014. The expenditure for IT outsourcing is accompanied by expected synergy effects and concomitant medium-term cost savings. Against the backdrop of the still subdued prospects for the overall economic performance in the coming year, taking a conservative approach LBBW anticipates that allowances for losses on loans and advances for the Group will be higher than the cyclically moderate level of the year 2012.

Furthermore, investments are planned due to the further implementation of statutory respectively regulatory requirements and the ongoing development of steering instruments for the bank as a whole. Accordingly, the investment volume of LBBW for 2013 is projected to be higher than that in the previous year.

In 2012 LBBW (Bank) was able to partly catch up on interest payments on hybrid capital not effected in the previous years thanks to its positive result for the year. Given the aforementioned underlying conditions, it is expected that the remaining interest payments due will be completed at the latest in 2014 – in accordance with the respective contract terms.

In preparation for the much stricter regulatory capital requirements for banks in future, LBBW (Bank) was already able to achieve a marked improvement in the quality of its capital by the conversion of its owners' silent capital contributions amounting to EUR 2.2 billion as at 1 January 2013. As a consequence, this will also be reflected in a higher common equity ratio for the LBBW Group.

Material risks for planning consist in the debt crisis of the European Monetary Union, which has been de-escalated but not resolved yet, and the future development of which could continue to impact on both the stability of the financial markets and the confidence of banks in each other.

If the economy performs contrary to expectations, this could result in slower earnings growth for the LBBW Group or a sharper increase in allowances for losses on loans and advances than planned. Likewise, should interest rates remain at a low level, this could put pressure on LBBW's expected earning situation in both its deposit-taking business and equity investment.

Furthermore, the tighter regulatory requirements announced could have a negative impact on the performance of the LBBW Group. As the exact nature of the new regulatory regime is still not final in many respects, future developments are still dominated by a high level of uncertainty. Overall, however, the regulatory initiatives of the Basel Committee and German legislation will lead to greater liquidity and capital requirements, among other effects, in the coming years.

Should there be signs of a long-term solution to the sovereign debt crisis and if the consolidation on the financial markets evidenced in the second half of 2012 proves viable, this might provide opportunities for the LBBW Group. As a consequence of this, growing confidence might lead to an upturn in the economy and likewise have a positive effect on LBBW's customers. This should probably be reflected in more business and earnings generation in the LBBW Group. Furthermore, stronger economic growth in Germany, in particular, could contribute to lower allowances for losses on loans and advances than conservatively assumed.

The planned development of the operating segments over the coming years - particularly in 2013 and 2014 - is described below.

In the **Corporates** segment LBBW continues to focus on the mid-sized companies in its core markets in Baden-Württemberg, Rhineland-Palatinate, Saxony, and the neighboring economic areas. Apart from this, the customer portfolio also includes selected major customers from the regions of Germany, Austria, and Switzerland as well as real estate financing with conservative financing structures in the core regions of Germany, the US, and the UK in selected property categories. This means that customer business in the Corporates segment will continue to be considered a growth area for LBBW.

LBBW anticipates continued slow growth for the Corporates segment both in the whole of Germany and in the LBBW Group's core markets - above all in Baden-Württemberg with its strong exports. This trend is expected to be reflected in sustained restraint in investments among customers, continuing weak export activities and low interest rates. In this connection, an increase in allowances for losses on loans and advances compared to the current very low level is expected for the coming years. The stricter regulatory requirements will result in a stronger focus on capital allocation. In spite of the challenges in this environment, the LBBW Group is planning to increase income in the Corporates segment. With this in mind, the LBBW Group has launched various initiatives aimed at the targeted use of capital, intensification of customer relations, rounding off the product portfolio and expanding the market area. In the real estate finance business the LBBW Group sees a highly competitive situation in the high-quality but closely defined market segments - despite the marked decrease in the number of banks operating on the market.

In the **Retail/Savings Bank** segment the focus at LBBW remains on developing upmarket private customer business in the core markets. In addition to the branches in Stuttgart and Mannheim, further branches in Düsseldorf, Mainz, and Munich are being set up as part of the successful service provided for high-net-worth wealth management customers. LBBW operates as a savings bank in the Stuttgart area and offers its retail banking customers a wide range of financial services with a comprehensive network of branches.

In the area of deposits the next two years should see a moderate increase in volumes for the Retail/ Savings Bank segment, although it is expected that margins will remain under pressure. This will principally be attributable to the prevailing pressure of competition and continuing low interest rates. The securities business will remain a core product area in the coming years despite more difficult underlying conditions. Here the anticipated gradual resolution of the crisis on the financial markets is expected to lead to higher proceeds from asset management and increased sales of securities, resulting in an increasing volume of securities accounts. In the lending business an increase in the volume of branch business is expected due to the anticipated stable demand for real estate financing. Owing to the collaboration with Allianz AG in private real estate financing in the supraregional brokerage business, the total portfolio of private real estate financing will gradually shrink.

In its core markets of Baden-Württemberg, Rhineland-Palatinate, and Saxony, LBBW will continue to be the **central bank for the savings banks**, which in turn number among the most important customer groups. In addition to joint market cultivation – for instance in corporate customer business – the provision of services for the savings banks accounts for a significant share of activities within the SparkassenFinanzgruppe. On the basis of this successful collaboration so far, this partnership, which is strategically important for both parties, is being further developed, above all in the areas of liquidity and funding.

The continuous development of customer-driven capital markets business should also constitute the focus in the **Financial Markets** segment and provide stable contributions to earnings in the coming years. Here the Financial Markets segment focuses on companies, savings banks, retail, and institutional customers as its core customer groups. Here the Bank sees opportunities based on the market setting and the customer focus. Nevertheless, the stricter regulatory requirements and volatilities of the financial markets will continue to impact on the segment.

In the **Credit Investment** segment, which pools the LBBW Group's capital-market-oriented credit substitute business to be wound down (securities incl. ABS and credit derivatives), the already drastically reduced portfolio will be further shrunk in 2013 and 2014.

All in all, LBBW is confident of being well-positioned for the future with its customer-oriented and sustainable business model. For this reason, a great deal of effort will likewise be dedicated to the consequent implementation of all resolved measures in the coming years. Also in the future, the Bank will continue to assist its customers as an efficient business partner and provide its support on all questions relating to the banking business.

Consolidated financial statements.

CONTENTS

The consolidated financial statements of Landesbank Baden-Württemberg for the 2012 fiscal year were prepared in accordance with International Financial Reporting Standards (IFRS) and the applicable provisions of the Handelsgesetzbuch (HGB, German Commercial Code) in accordance with section 315a (1) HGB.

Income statement

for the period 1 January to 31 December 2012.

	Notes	1 Jan. - 31 Dec. 2012 EUR million	1 Jan. - 31 Dec. 2011[1] EUR million
Interest income	24	41 091	47 811
Interest expenses	24	-39 034	-45 513
Net interest income	24	2 057	2 298
Fee and commission income	25	656	697
Fee and commission expenses	25	-142	-161
Net fee and commission income	25	514	536
Net gains/losses from financial instruments measured at fair value through profit or loss	26	24	-33
Other operating income/expenses	27	-78	-21
Net income/expenses from investment property	28	45	215
Allowances for losses on loans and advances	29	-143	-160
Net gains/losses from financial investments	30	80	-715
Net income/expenses from investments accounted for using the equity method	31	55	-1
Administrative expenses	32	-1 860	-1 727
Guarantee commission for the State of Baden-Württemberg	6	-305	-306
Impairment of goodwill	43	0	-15
Net income/expenses from restructuring	33	10	15
Net consolidated profit/loss before tax		**399**	**86**
Income tax	34	-1	-20
Net consolidated profit/loss		**398**	**66**
of which attributable to non-controlling interest after tax		-1	-1
of which attributable to shareholders after tax		399	67

1) Restatement of prior year amounts (see Note 2).

Total comprehensive income

for the period 1 January to 31 December 2012.

	Notes	1 Jan. - 31 Dec. 2012 EUR million	1 Jan. - 31 Dec. 2011[1] EUR million
Net consolidated profit/loss		**398**	**66**
Other income			
Retained earnings			
Actuarial gains/losses before tax	52	-511	-36
Income tax	34	155	11
Revaluation reserve			
Gains/losses on financial assets AfS before tax	56	1 140	-1 484
Transferred to income statement		-129	766
Income tax	34	-194	189
Measurement gains/losses from investments accounted for using the equity method			
Changes before tax	56	-35	-17
Measurement gains/losses from cash flow hedges			
Changes in fair value before tax	56	-5	-8
Income tax	34	1	2
Currency translation differences			
Changes before tax	56	4	-1
Total other income		**426**	**-578**
of which from non-current assets and disposal groups held for sale		-25	-248
Net consolidated total comprehensive income		**824**	**-512**
of which attributable to non-controlling interest after tax		-1	-1
of which attributable to shareholders after tax		825	-511

1) Restatement of prior year amounts (see Note 2).



Balance sheet

as of 31 December 2012.

Assets	Notes	31 Dec. 2012 EUR million	31 Dec. 2011[1] EUR million
Cash and cash equivalents	10, 35	2 909	5 848
Loans and advances to banks	11, 36	50 066	59 611
Loans and advances to customers	11, 17, 37, 70	117 170	123 794
Allowances for losses on loans and advances	11, 38	-2 505	-2 945
Financial assets measured at fair value through profit or loss	6, 39	110 464	116 270
Financial investments	6, 40	52 771	63 447
Shares in investments accounted for using the equity method	3, 12, 41	303	293
Portfolio hedge adjustment attributable to assets	6	580	455
Non-current assets held for sale and disposal groups	13, 42	23	1 698
Intangible assets	14, 43	502	567
Investment property	15, 44	516	469
Property and equipment	16, 17, 45, 70	710	758
Current income tax assets	18, 46	182	265
Deferred income tax assets	18, 46	1 271	1 359
Other assets	19, 47	1 364	1 180
Total assets		**336 326**	**373 069**

1) Restatement of prior year amounts (see Note 2).

Equity and liabilities	Notes	31 Dec. 2012 EUR million	31 Dec. 2011[1] EUR million
Deposits from banks	6, 48	64236	77836
Deposits from customers	6, 49	85332	80179
Securitized liabilities	6, 50	61589	71654
Financial liabilities measured at fair value through profit or loss	6, 51	99732	117188
Portfolio hedge adjustment attributable to liabilities	6	1199	1019
Provisions	21, 52	3133	2600
Liabilities from disposal groups	13, 42	0	526
Current income tax liabilities	18, 53	200	276
Deferred income tax liabilities	18, 53	170	195
Other liabilities	19, 54	698	700
Subordinated capital	22, 55	9715	11396
Equity	**23, 56**	**10322**	**9500**
Share capital		2584	2584
Capital reserve		6910	6910
Retained earnings		771	1067
Other income		-363	-1147
Unappropriated profit/loss		399	67
Shareholders' equity		**10301**	**9481**
Equity attributable to non-controlling interest		21	19
Total equity and liabilities		**336326**	**373069**

1) Restatement of prior year amounts (see Note 2).

Statement of changes in equity

for the period 1 January to 31 December 2012.

EUR million	Share capital	Capital reserve	Retained earnings
Equity as at 1 January 2011	**2 584**	**6 910**	**1 440**
Allocation to retained earnings	0	0	-363
Distribution to shareholders	0	0	0
Changes in the scope of consolidation	0	0	10
Actuarial gains/losses	0	0	-25
Changes in AfS financial instruments	0	0	0
Changes in investments accounted for using the equity method	0	0	0
Changes from the measurement of cash flow hedges	0	0	0
Currency translation differences	0	0	0
Other income	**0**	**0**	**-25**
Net consolidated profit/loss	0	0	0
Restatement of prior year amounts	0	0	0
Net consolidated total comprehensive income	**0**	**0**	**-25**
Other changes in equity	0	0	5
Equity as at 1 January 2012	**2 584**	**6 910**	**1 067**
Allocation to retained earnings	0	0	67
Actuarial gains/losses	0	0	-356
Changes in AfS financial instruments	0	0	0
Changes in investments accounted for using the equity method	0	0	-2
Changes from the measurement of cash flow hedges	0	0	0
Currency translation differences	0	0	0
Other income	**0**	**0**	**-358**
Net consolidated profit/loss	0	0	0
Net consolidated total comprehensive income	**0**	**0**	**-358**
Other changes in equity	0	0	-5
Equity as at 31 December 2012	**2 584**	**6 910**	**771**

1) Restatement of prior year amounts (see Note 2).

The composition of equity is explained in note 23 and note 56.

Revaluation reserve	Measurement gains/losses from investments accounted for using the equity method	Measurement gains/losses from cash flow hedge	Currency translation reserve	Unappropriated profit/loss[1]	Shareholders' equity[1]	Equity attributable to non-controlling interest	Total[1]
-747	**156**	**7**	**-7**	**-363**	**9980**	**11**	**9991**
0	0	0	0	363	0	0	0
0	0	0	0	0	0	-1	-1
-3	0	0	0	0	7	0	7
0	0	0	0	0	-25	0	-25
-529	0	0	0	0	-529	0	-529
0	-17	0	0	0	-17	0	-17
0	0	-6	0	0	-6	0	-6
0	0	0	-1	0	-1	0	-1
-529	**-17**	**-6**	**-1**	**0**	**-578**	**0**	**-578**
0	0	0	0	88	88	-1	87
0	0	0	0	-21	-21	0	-21
-529	**-17**	**-6**	**-1**	**67**	**-511**	**-1**	**-512**
0	0	0	0	0	5	10	15
-1279	**139**	**1**	**-8**	**67**	**9481**	**19**	**9500**
0	0	0	0	-67	0	0	0
0	0	0	0	0	-356	0	-356
817	0	0	0	0	817	0	817
0	-33	0	0	0	-35	0	-35
0	0	-4	0	0	-4	0	-4
0	0	0	4	0	4	0	4
817	**-33**	**-4**	**4**	**0**	**426**	**0**	**426**
0	0	0	0	399	399	-1	398
817	**-33**	**-4**	**4**	**399**	**825**	**-1**	**824**
0	0	0	0	0	-5	3	-2
-462	**106**	**-3**	**-4**	**399**	**10301**	**21**	**10322**

Cash flow statement

for the period 1 January to 31 December 2012.

	Notes	1 Jan. - 31 Dec. 2012 EUR million	1 Jan. - 31 Dec. 2011[1] EUR million
Net consolidated profit/loss		**398**	**66**
Non-cash items in net consolidated profit/loss for the period and reconciliation to cash flow from operating activities			
Depreciation, write-downs and reversals of impairment losses on receivables, property and equipment, and financial investments		392	1 002
Increase in provisions		225	353
Other non-cash expenses		-564	-272
Gains/losses on the sale of financial investments and property and equipment		-146	-281
Other adjustments		-2 083	-2 251
		-1 778	**-1 383**
Changes in assets and liabilities from operating activities			
Loans and advances to banks		9 277	6 149
Loans and advances to customers		6 508	7 867
Financial assets measured at fair value through profit or loss		5 573	3 811
Financial investments		11 156	9 741
Other assets from operating activities		-62	1 858
Deposits from banks		-13 109	-1 490
Deposits from customers		5 229	-7 777
Securitized liabilities		-9 843	-9 837
Financial liabilities measured at fair value through profit or loss		-16 750	-3 911
Other liabilities from operating activities		-716	-2 033
Dividends received		103	162
Interest received		42 227	48 210
Interest paid		-40 112	-46 063
Income taxes paid		53	-61
Cash flow from operating activities	73	**-2 244**	**5 243**
Proceeds from the sale of			
Equity investments		329	438
Property and equipment		13	12
Intangible assets		1	0
Payments for the acquisition of			
Equity investments		-27	-73
Property and equipment		-30	-82
Intangible assets		-44	-50
Proceeds from the sale of consolidated companies		595	0
Cash flow from investing activities	73	**837**	**245**

1) Restatement of prior year amounts (see Note 2).

	Notes	1 Jan. - 31 Dec. 2012 EUR million	1 Jan. - 31 Dec. 2011[1] EUR million
Dividends paid	56	0	-1
Net change in cash and cash equivalents from other capital		-1 532	-39
Cash flow from financing activities	73	**-1 532**	**-40**
Cash and cash equivalents at the beginning of the period		**5 848**	**400**
Cash flow from operating activities		-2 244	5 243
Cash flow from investing activities		837	245
Cash flow from financing activities		-1 532	-40
Cash and cash equivalents at the end of the period	35, 73	**2 909**	**5 848**

1) Restatement of prior year amounts (see Note 2).

The cash flow statement shows the change in cash and cash equivalents resulting from cash flows from operating, investing, and financing activities during the financial year.

Cash and cash equivalents correspond to the LBBW Group's cash reserve and include cash, balances with central banks, public-sector debt instruments eligible for refinancing operations and bills.

Cash flow from operating activities is determined indirectly from net consolidated profit/loss. Cash flows that are primarily connected with the revenue-producing activities of the LBBW Group or cash flows resulting from activities that cannot be allocated to investing or financing activities are allocated to cash flow from operating activities.

Cash flow from investing activities shows proceeds and payments relating to the disposal or acquisition of long-term assets.

All proceeds and payments from transactions relating to equity, subordinated capital, capital generated by profit participation certificates and typical silent partnership contributions are included in cash flow from financing activities.

Notes.

for the 2012 financial year.

Basis of group accounting.

Landesbank Baden-Württemberg (LBBW (Bank)), as the parent company of the group, is a public law institution (rechtsfähige Anstalt des öffentlichen Rechts) with registered offices in Stuttgart, Karlsruhe, Mannheim, and Mainz.

The consolidated financial statements for the 2012 financial year were prepared in accordance with section 315a (1) of the German Commercial Code (HGB) and Commission Regulation (EU) no. 1606/2002 of the European Parliament and of the Council dated 19 July 2002 (IAS regulation) in accordance with the regulations of the International Financial Reporting Standards (IFRS) as applicable in the European Union. The standards and interpretations published at the time of preparation of the financial statements, adopted by the European Union and relevant and binding for the Group, are authoritative.

The consolidated financial statements will be approved for publication on 22 March 2013.

Accounting policies.

1. Accounting principles.

The consolidated financial statements are based on the going concern principle.

In accordance with IAS 27.24 and IAS 28.26, financial statements in the LBBW Group are prepared using uniform accounting policies. These were applied consistently to the reporting periods shown, unless stated otherwise. As a rule, the annual financial statements of the consolidated companies or investments accounted for using the equity method are prepared on the balance sheet date of the consolidated financial statements of LBBW. Different reporting dates exist only in a small number of insignificant exceptions. In these cases too, the figures as at 31 December 2012 are taken into consideration in these consolidated financial statements.

The reporting currency is the Euro (EUR). The amounts in these consolidated financial statements are generally rounded commercially to EUR millions. This may result in minor aggregation differences; however, these do not have any adverse effect on the reporting quality. The reporting year is the calendar year.

The consolidated financial statements are prepared on the basis of historical and amortized cost as well as fair value.

The fair value is used in the case of investment property, financial investments classified as available-for-sale, and financial assets and liabilities measured at fair value through profit or loss.

Income and expenses are accrued. Interest income and expenses are presented using the effective interest method.

Borrowing costs for qualifying assets (inventories, non-current assets) are capitalized. A qualified asset is a non-financial asset that requires a considerable amount of time to prepare it for its intended use or state of sale.

Long-term construction orders exist within the Group. Given the immateriality of these transactions, no further details were provided.

2. Changes and estimates.

IFRS applied for the first time.

The IFRS »Disclosures - Transfer of Financial Assets (Amendments to IFRS 7)« were applied for the first time in the 2012 financial year. This resulted in extended disclosure requirements in connection with the transfer of financial assets (see Note 67).

IFRS to be applied in future.

The following IFRS are, on principle, relevant for the Group and must be applied for the first time in periods commencing on or after 1 January 2013:

- Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)
- Income Taxes - Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12)
- IAS 19 Employee Benefits
- Annual Improvements to IFRSs (2009-2011 Cycle)[1]
- Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
- Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7)[1]
- IAS 28 Investments in Associates and Joint Ventures
- IFRS 9 Financial Instruments (October 2010)[1]
- IFRS 10 Consolidated Financial Statements
- IFRS 11 Joint Arrangements
- IFRS 12 Disclosure of Interests in Other Entities
- Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11, and IFRS 12)[1]
- Investment Entities (Amendments to IFRS 10, IFRS 12, and IAS 27)[1]
- IFRS 13 Fair Value Measurement

The effects of the amendments are currently being examined.

1) Not yet endorsed

Changes in accordance with IAS 8.

Estimates and assumptions were made in accordance with the accounting standards concerned for determining the assets, liabilities, income and expenses recognized in the consolidated financial statements. These are based on historical experiences and other factors such as plans and - as far as can be currently judged - probable expectations and forecasts of future events. Such significant estimates can change from time to time and significantly affect the net assets and financial position, as well as the results of operations.

Estimates and assumptions mainly relate to the calculation of the fair value of financial instruments and investment property, the value of assets and the calculation of the allowances for losses on loans and advances, as well as the recognition and measurement of subordinated capital, provisions, and deferred taxes. Moreover, estimates and assumptions are made regarding specific cash flows. Where significant estimates and/or complex judgements were required, the assumptions made are explained in detail in the Notes to the corresponding item.

The estimates and assumptions are each based on the level of knowledge currently available about the expected future business performance and trends in the global and sector-specific environment. Where actual values differ from the estimates made, the underlying assumptions and - if necessary - the carrying amounts of the relevant assets and liabilities are adjusted prospectively accordingly.

The following changes in estimates were applied prospectively in accordance with IAS 8.39 in the 2012 financial year:

- A portfolio migration following a system replacement resulted in an effect of EUR -28 million in net trading gains/losses. This is attributable to a refined yield curve hierarchy and a refined differentiation of the yield curves in the host target system.
- The change in estimates for the servicing and replenishment of interest payments on silent partnership contributions and profit participation rights in subordinated capital as a result of changed interest and repayment cash flows resulted in a reduction in the corresponding carrying amounts with a total impact on net interest income of EUR 187 million.
  The aforementioned estimates for interest and repayment cash flow include the conversion of the owners' silent partnership contributions that was contractually agreed as at 1 January 2013.
- In the financial year, the adjustment made to the expected terms of the securitizations resulted in a reduction of EUR -19 million in the respective carrying amounts of the financial investments.
- Adjustments were made to the CVA calculation during the year under review, the total of which increased the CVA by EUR 9 million. The adjustments relate to calculating the exposure profile for OTC derivatives collateralized under collateral agreements in the financial instruments measured at fair value through profit or loss and determining the default probability of the real estate portfolio.
- The measurement of pension obligations is based on a discount rate that was calculated on the basis of Towers Watson's Rate-Link methodology that was updated in 2012 on the back of current market developments.
  Had the pension obligations been measured on the balance sheet date with a discount rate calculated as in 2011, the pension obligation would have been EUR 88 million lower and the actuarial losses in retained earnings would have been EUR 61 million lower after tax. This change will reduce interest expenses for the coming financial year by EUR 3 million.

Disclosure of the estimates in accordance with IAS 8.40 on the effects on future periods is currently not determinable barring the facts stated above.

In the financial year the following facts were corrected retrospectively in accordance with IAS 8.42:
First of all, the level of provisioning was adjusted as at 31 December 2012 following a better understanding of the effects of the restrictions on capital movements in Icelandic krona. Secondly, the expansion of the observation period for recognizing provisions resulted in adjustments. The corrections did not impact on periods before 2011.

- The aforementioned facts have resulted in a EUR 31 million increase in the provisions to EUR 2 600 million, and a EUR 10 million increase to EUR 1 359 million in deferred income tax assets.
- The effects in the income statement are regarding other operating income/expenses, allowances for losses on loans and advances and income tax. Other operating income/expenses was reduced by EUR -23 million to EUR -21 million and allowances for losses on loans and advances increased by EUR -8 million to EUR -160 million. By contrast, the deferred tax expense fell by EUR 10 million to EUR -20 million.
  Net consolidated profit/loss for 2011 therefore changed from EUR 87 million to EUR 66 million.

3. Scope of consolidation.

In addition to LBBW (Bank) as the parent company, 106 subsidiaries (previous year: 114 subsidiaries) and 17 special-purpose entities (previous year: 22 special-purpose entities) were included in the consolidated financial statements.

A subsidiary is an entity that is controlled by another entity (known as the parent). The parent has the ability to control the entity if it directly or indirectly holds a majority of the voting rights in the entity or has the de facto ability to influence the entity. Control of special-purpose entities is assumed to exist when one of the following criteria is met in substance: (i) the business activities of the special-purpose entity (SPE) are conducted on behalf of the Group in accordance with its specific business needs in such a way that the LBBW Group obtains benefits from these operations, (ii) the Group has the direct or indirect decision-making power to obtain the majority of the benefits of the SPE's business activities, (iii) the Group has the right to obtain the majority of the benefits of the SPE and may therefore be exposed to risks incident to the activities of the SPE, (iv) the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its business activities.

Inclusion of SPEs in the consolidated financial statements does not depend on the extent of the equity investment or the proportion of voting rights.

With the consolidation of the SPEs, all the material risks arising from these entities are included in LBBW's consolidated financial statements.

Two subsidiaries were liquidated and were therefore no longer included in the scope of consolidation in the financial year:
- Baden-Württemberg L-Finance N.V.,
- LBBW Asset Management (Ireland) plc.

In addition, the following subsidiaries were deconsolidated:
- SL Bayern Verwaltungs GmbH,
- SL RheinMainSaar Verwaltungs GmbH,
- Zenon Mobilien-Leasing GmbH.

The LBBW Immobilien GmbH subgroup was divided into two segments - Residential and Commercial. The Commercial segment that was retained within the LBBW Group was integrated in the LBBW Immobilien Management GmbH subgroup.
The LBBW Immobilien GmbH subgroup including its subsidiaries was sold effective 28 March 2012. This sale led to a deconsolidation effect of EUR - 33.9 million, which resulted largely from a goodwill disposal of EUR 35.7 million. The Corporates reporting segment is affected.

LBBW Service GmbH that had not been consolidated to date was fully consolidated for the first time in the financial year.

In addition to the changes to three SPEs from subgroups, the following two SPEs were liquidated and are therefore no longer included within the scope of consolidation of LBBW:
- BWI Fonds 106,
- S-Fix 1 GmbH.

Apart from those stated above, no major effects resulted from the above mentioned deconsolidations.

As previously, six joint ventures and seven associates are included using the equity method in the consolidated financial statements.

A joint venture is a contractual arrangement whereby two or more parties undertake activities subject to joint control or manage jointly controlled assets or jointly controlled entities.
An associate is an entity over which the LBBW Group exercises significant influence. Associates are companies in which LBBW holds a voting interest of between 20% and 50% (rebuttable presumption of association).

A total of 181 (previous year: 210) subsidiaries and SPEs were not included in the consolidated financial statements because their individual and aggregate influence on the net assets, financial position and results of operations of the LBBW Group is not significant. These mainly include property management companies and shelf companies. The interests in these entities are either measured at fair value or carried at amortized cost and reported under »Financial investments«.

We refer to the list of shareholdings recognized in the annual report for the subsidiaries, SPEs, joint ventures, and associates included in the consolidated financial statements, as well as the entities and equity investments omitted on grounds of insignificance (see Note 75).

4. Principles of consolidation.

The subsidiaries and SPEs are consolidated in accordance with IAS 27.18 in conjunction with IFRS 3. Accordingly, all of the subsidiaries' assets and liabilities recognized from the acquirer's perspective at the time of acquisition or at the time when controlling influence is acquired are recognized at their fair value. The remeasured assets and liabilities are taken over into the consolidated balance sheet, taking deferred taxes into account, and are treated according to the standards to be applied in the subsequent periods.

Where the cost for the business combination exceeds the fair value of the assets and liabilities at initial acquisition, goodwill (goodwill in proportion with the investment) is recorded under intangible assets. The share of the equity or in the net gain/loss of the fully consolidated companies of LBBW Group not attributable to shareholders is reported separately in »Equity attributable to non-controlling interest« or »Net income/loss of which attributable to non-controlling interest after tax« in the income statement.

Intra-group receivables and liabilities, as well as income, expenses, and profits and losses resulting from intra-group transactions, were eliminated in accordance with IAS 27.20 et seq. or the elimination of the interim result.

Joint ventures and associates are accounted for using the equity method provided they are not of minor significance for the presentation of the LBBW Group's net assets, financial position, and results of operations. The Group's share in profit or loss of the companies accounted for using the equity method is recorded in the consolidated financial statements at the same time.
The share in profit or loss of investments accounted for using the equity method is measured on the basis of the Group's share in equity plus goodwill.

5. Currency translation.

The foreign currency translation in the Group is conducted in accordance with IAS 21. Each LBBW Group company determines its functional currency. The items included in the financial statements of the relevant group company are measured using this functional currency and translated into the reporting currency (euro).

A foreign currency transaction must be initially recognized at the spot rate between the functional currency and the foreign currency at the transaction date. Monetary assets and liabilities denominated in foreign currency and unsettled foreign currency spot transactions are always translated into euro at the prevailing closing rate. Non-monetary items measured at amortized cost are translated at the historical rate at the transaction date. Non-monetary items measured at fair value are translated at prevailing exchange rates on the date of the fair value measurement (closing rate).

Exchange differences are generally recognized in profit or loss in the period in which they occur. Exceptions are non-monetary items for which fair value adjustments are recognized in Other income. Resulting translation differences are recognized in the revaluation reserve.

In the consolidated financial statements, the balance sheet items of consolidated companies whose reporting currency is not the euro are translated at the exchange rate on the balance sheet date. Average annual rates are used to translate the expenses and income of these companies. Equity is translated at historic prices. All the resulting translation differences are recognized in Other income (currency translation reserve).

The exchange rates used for the most important currencies in the LBBW Group at the closing date are as follows:

Amount per 1 euro in the respective currency	31 Dec. 2012	31 Dec. 2011
USD	1.3180	1.2936
GBP	0.8178	0.8369
SGD	1.6120	1.6820
JPY	113.51	100.09
CHF	1.2083	1.2162

6. Financial instruments.

Financial assets and financial liabilities are initially recognized when the entity becomes a party to the contractual provisions of the instrument. Spot transactions of non-derivative financial instruments are recognized on the settlement date and spot transactions of derivative financial instruments on the trade date.

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or these are transferred to third parties and no substantial risks and rewards are retained from the financial assets.

In the case of transactions where all significant risks and rewards associated with ownership of the financial asset are neither retained nor transferred, the transferred asset is derecognized if control over this asset - i.e., the capacity to sell it - is given up. The claims and obligations retained in the context of the transfer are recognized separately as assets and liabilities. If control over the asset in question is retained, the asset continues to be reported in accordance with the scope of the continued involvement. This scope is defined according to the extent of the value fluctuations of the transferred asset to which the Group remains exposed.

Financial obligations are derecognized when the principal has been repaid.

Fair value measurement.

Fair value is defined as the price at which an asset or liability could be exchanged at the reporting date in a transaction between knowledgeable and willing parties. The fair value of financial instruments quoted on active markets is calculated on the basis of quoted prices, if these represent prices used in regular and current transactions.

The Group uses valuation procedures or indicative quotations and calculations of market data providers and market participants that are validated by LBBW with statistical methods, if no prices quoted on active markets are available. Input parameters used for valuation procedures relate to parameters observable on the markets, if available. The application of these models and the use of these parameters require assumptions and estimates on the part of the management, the extent of which depends on price transparency with regard to the financial instrument and its market and the complexity of the instrument. A significant amount of subjective estimation is necessary especially if no parameters observable on markets are available.

The aim of the application of the measurement procedures is to determine the price at which a transaction for a financial asset or liability could take place between knowledgeable third parties on the reporting date. Measurement procedures must therefore include all factors that a market participant would take into account when fixing prices (IAS 39.AG76).

The following table contains an overview of the main valuation models applied for financial instruments:

Financial instruments	Valuation models	Material parameters[1]
Interest rate swaps and interest rate options	Net present value method, Black-Scholes, replication and Copula-based models, Markov functional model and yield curve models	Yield curves, swaption volatility, cap volatility, correlations, mean reversion
Forward rate agreements	Net present value method	Yield curves
Forward commodity agreements, currency forwards	Net present value method	Commodity rates/exchange rates, yield curves
Stock/Index options	Black-Scholes, local volatility model	Equity prices, share volatility, dividends, interest rates (swap, repo)
Currency options	Garman Kohlhagen (modified Black-Scholes)	FX prices, yield curves, FX volatility
Commodity options	Garman-Kohlhagen (modified Black-Scholes)	Commodity rates, yield curves, volatility
Credit derivatives	Intensity model, Copula model	Credit spreads, yield curves and index tranche prices for the Copula models, correlation
Money market transactions	Net present value method	Credit spreads[2], yield curves
Borrower's note loans, loans	Net present value method	Credit spreads, yield curves
Securities, forward security transactions	Net present value method	Securities prices, credit spread, yield curves
Own bearer bonds and borrower's note loan issued	Net present value method	Yield curves, own credit spread
Securitizations	Net present value method	Liquidity spreads, yield curves, prepayments, arrears and default rates, losses

1) Credit spreads are used to calculate a credit value adjustment for the counterparty risk of OTC derivatives, taking collateral and netting agreements into account.
2) As yet, no credit spreads are currently taken into account in the trading systems. Consideration takes place on a transitional basis by means of credit valuation adjustments.

If the measurement methods do not take individual factors into account, valuation adjustments are conducted. Valuation adjustments are currently made within the LBBW Group, particularly for the following issues:

- Recognition of credit risks in relation to credit risks from receivables (IAS 39.AG82 (b)) and counterparty default risks from OTC derivatives (credit valuation adjustment).
- Adjustments to mid-price based measurements on the use of bid/ask prices (IAS 39.AG72), for example, as close-out valuation adjustments for OTC interest rate and credit derivatives.
- Weaknesses in the models and/or parameters used, for example, so-called model valuation adjustments for cash CDOs and specific interest rate and credit derivatives.
- Day 1 P&L for specific complex derivatives.

Value adjustments were also made for valuation uncertainties as at year-end on account of legal risks.

All fair values are subject to the LBBW Group's internal controls and processes, in which the standards for independent reviewing or validation of fair values are established. These controls and procedures are monitored by the Independent Price Verification (IPV) organizational unit within the Risk Controlling division. The models, inputs, and resulting fair values are regularly checked by the Risk Methodology department.

The fair values used when measuring financial instruments are to be classified in a three-level fair value hierarchy, taking into consideration the measurement methods and parameters used to carry out this measurement. All financial instruments with prices quoted on active markets are assigned to the first group (Level I). OTC derivative contracts measured using models, tradable credits, structured Group debt instruments classified at fair value, units in investment funds and certain corporate/financial and government bonds with automatic provision from market information systems (observable parameters) are assigned to the second group (Level II). The third group comprises financial instruments (complex OTC derivatives, certain private equity investments, illiquid loans and certain bonds with a high-grade structure including illiquid asset-backed securities and structured securitizations) for which one or more parameters are not based on observable market data and these have a more than immaterial effect on the fair value of an instrument (Level III).

Valuation models were used to determine the fair values for securitizations as at 31 December 2012. These were standard market models based on the discounted cash flow method. These models use the parameters given in the table mentioned above, some of which cannot be observed on markets. In this case, the fair value is influenced by LBBW's underlying assumptions and estimates. For this reason, assumptions are made with the utmost care by the back office division of the LBBW Group.

Financial assets or financial liabilities measured at fair value through profit or loss.

This category in IAS 39 makes a distinction between financial instruments classified as held for trading (HfT) and financial instruments irrevocably designated at fair value through profit or loss at the time of acquisition (designated at fair value/fair value option (FVO)). Financial assets and liabilities in this category are measured at fair value through profit or loss.

Derivatives, money market transactions, securities and borrower's note loans acquired for the purpose of generating a profit from short-term fluctuations in market prices or dealing margins are classified as held for trading. This subcategory includes those derivative financial instruments (broken down into trading derivatives and economic hedging derivatives) that are used for trading purposes or are part of an economic hedge and do not satisfy IAS 39 requirements for hedge accounting. Financial instruments held for trading are reported in the balance sheet under »Financial assets measured at fair value through profit or loss« or »Financial liabilities measured at fair value through profit or loss«. Unrealized measurement gains/losses as well as realized gains and losses are recognized in »Net gains/losses from financial instruments measured at fair value through profit or loss«.

The »Financial instruments designated at fair value« subcategory includes financial instruments that were not acquired nor are held for trading purposes, but are measured at fair value through profit or loss. Financial instruments with embedded derivatives which are required to be separated but are not spun off are assigned to the fair value option. Additionally, the fair value option is applied to eliminate or significantly reduce inconsistencies in the measurement or recognition of financial instruments. Compound financial instruments mainly include LBBW's own bearer bonds and borrower's note loans issued, which are structured with interest rate, credit, equity and/or currency derivatives. When eliminating measurement inconsistencies for financial instruments designated at fair value, this concerns securities and associated liabilities and derivatives which would otherwise have each been subject to different measurement conventions. Financial instruments that qualify for the fair value option on initial recognition are reported in the balance sheet under »Financial assets measured at fair value through profit or loss« or »Financial liabilities measured at fair value through profit or loss«. The effects of changes in the fair value of the designated financial instruments are carried in »Net gains/losses of financial instruments measured at fair value through profit or loss«.

Current income from financial instruments held for trading and designated at fair value is reported in the net interest income item.

Available-for-sale assets

Available-for-sale financial assets include all non-derivative financial instruments that have not already been assigned to other categories. Financial instruments designated as available-for-sale financial assets are reported under »Financial investments«. Measurement is at fair value. The remeasurement gain or loss is reported in »Other income« under the subitem »Revaluation reserve«. Impairment losses and realized remeasurement gains/losses are reported in the income statement. Reversals of impairment losses on debt instruments are recognized through profit or loss (up to amortized cost), while reversals of impairment losses on equity instruments are recognized directly in equity.

In the case of debt instruments, a test is performed at each balance sheet date or when specific events arise in order to assess whether there is any objective evidence that individual financial assets are impaired. Objective evidence of impairment includes, in particular, significant financial difficulty for the borrower, a breach of contract, a strong likelihood that the borrower will enter bankruptcy or other financial reorganization. Impairments for securities that do not represent securitizations are identified through rating classes (default rating).

LBBW's entire securitization portfolio is subject to a regular (currently quarterly) review. Impairment is determined within the scope of this so-called clustering. The clustering aims to monitor the performance of all the ABS transactions in the portfolio and to identify those transactions for which impairments must be created. Clustering itself is a process that is based on the existence of specific cash flow model scenarios, the assessment of specific indicators and transactions details, an analyst's estimate regarding transaction-specific features and any guarantee that might be granted by a monoliner or other guarantor. The potential impairment on debt instruments identified on the basis of these criteria is checked as to whether the current fair value falls below the amortized costs less any repayments and amortization. The amortized costs less current fair value (and any impairment charges previously recognized through profit or loss) equals the impairment charge recognized for the period.

An equity instrument is impaired if there is a significant or prolonged decline in its fair value to below its cost. For available-for-sale assets, a significant impairment is assumed if the fair value at the measurement date is at least 20% below the cost of the asset. Permanent impairment exists if the fair value is permanently more than 5% below the cost of the asset over a period of twelve months.

Income or expenses from currency translation are reported for debt instruments (e.g., bonds and debentures) under currency gains/losses, while income and expenses from currency translation are reported for equity instruments (e.g., shares, equity investments, interests in companies) in the revaluation reserve in Other income. When a financial instrument is sold or in the event of impairment, the change in value accrued in the revaluation reserve is recorded under net gains/losses from financial investments.

Silent partnership contributions with participation in losses are also categorized as financial investments (AfS) and are measured accordingly at fair value.

Derivatives.

At LBBW Group, derivatives are used to hedge balance sheet and/or off-balance-sheet items within the scope of its asset/liability management, to hedge value fluctuations in, for example, fixed-income securities against changes in the market interest rate and to hedge credit spreads for corporate bonds. Derivatives are also used to hedge fluctuations in interest rates or other market prices for trading transactions. Furthermore, derivative financial transactions are performed as trading transactions.

As at the balance sheet date, the LBBW Group has the following types of derivatives in its balance sheet portfolio:

- Forwards and futures are contractual agreements for the purchase or sale of a specific financial instrument at a specified price and at a specified time in the future. Forwards are non-standardized contracts traded on the OTC market. Futures are contracts for standardized volumes and are traded on stock exchanges.
- Swaps are contractual agreements between two parties where one stream of interest payments and/or currencies is exchanged for another based on a specified nominal value in the case of certain events arising.
- Credit derivatives (see Note 66).
- Options are contractual agreements that give the buyer the right to buy or sell a specific amount of a financial instrument at a specified price on a specified date or during a specified period of time.

Hedging transactions within the meaning of IAS 39 (hedge accounting) are reported under »financial assets measured at fair value through profit or loss« (positive fair values on the assets side) or under »financial liabilities measured at fair value through profit or loss« (negative fair values on the liabilities side).

Hedge accounting.

The hedge relationship is documented at the inception of the hedge. The documentation clearly identifies the hedged item and the hedging transaction, it encompasses the definition of the risk being hedged, the description of the hedging strategy and the risk management objective, and defines the method used to assess the hedging instrument's effectiveness. In accordance with the provisions of IAS 39, the hedge relationship must be expected to be highly effective at its inception and throughout the entire term. In addition, effectiveness must also regularly be reviewed retrospectively. A hedge relationship is considered to be effective if the ratio of the changes in value from the hedging transaction to the hedged part of the hedged item is between 80% and 125% (IAS 39.AG105 (b)). An ineffective hedge relationship must be reversed. A reversed hedge relationship can be redesignated for the remaining term provided it is assumed to be effective for the remaining term (prospective test).

If the requirements for hedge accounting in accordance with IAS 39.71 et seq. are met, a decision is made as to whether the hedge relationship will be accounted for as a fair value hedge or as a cash flow hedge. Fair value hedges serve to hedge the exposure to market price risk and therefore the related changes in fair value. They exist in the form of micro fair value hedges and portfolio fair value hedges.

According to IAS 39.89 (b), in a micro fair value hedge the carrying amount of the hedged item is adjusted for the change in the fair value of the hedged risk and recognized in profit or loss. This applies to the financial instruments valued at amortized cost as well as to the hedged item measured at fair value, whose changes in value are recorded in »Other income«. Changes in the fair value of the hedged item not attributable to the hedged risk are accounted for in accordance with the guidance applicable to the relevant category.

LBBW uses the portfolio fair value hedge to hedge interest rate risks within the meaning of IAS 39. The rules applicable to portfolio fair value hedges on interest rate risks enable LBBW to reproduce internal Bank management of interest rate risks. The portfolios contain both receivables and liabilities that are subject at regular intervals to prospective and retrospective measurement of effectiveness in a dynamic hedge accounting cycle. The cash flow is allocated to the appropriate time interval for each financial instrument according to the expected maturity.

In the case of portfolio fair value hedges, a separate line item (portfolio hedge adjustment attributable to assets/liabilities) is carried on the face of the balance sheet to record the valuation effect on the hedged items as regards the hedged risk.

The measurement gains and losses resulting from the measurement of the hedging transaction generally offset the measurement effect of the hedged items attributable to the hedged risk. These are recognized under »net income/loss from financial instruments measured at fair value through profit or loss«.

The cash flow hedge used to a limited extent in the Group hedges the risks arising from future cash flows. The hedging transaction is recognized in the balance sheet at fair value. The resulting changes in fair value are recognized in »Other income« in the revaluation reserve.

A hedging relationship ends when the hedged item or the hedging transaction expires, is sold, is terminated before maturity or is designated for other purposes, or if the hedge no longer meets the criteria to qualify for hedge accounting. If a financial instrument used to hedge changes in the fair value of a hedged item is terminated before maturity or designated for other purposes, the interest-related fair value adjustment included in the carrying amount of the hedged item is amortized over its remaining maturity and netted against interest income or expenses. In the event of disposal or early repayment of the hedged assets or liabilities, the adjustments in the fair value of the hedged item are recognized along with the realized gains/losses from the disposal or repayment.

Embedded derivatives.

Structured instruments are financial instruments that are composed of a host contract and one or more derivatives, where the embedded derivatives are a component of a contract and therefore not traded separately. In accordance with IAS 39, embedded derivatives are separated from the host contract and accounted for as standalone derivatives if all of the conditions below are satisfied:

- the structured instrument is not already measured at fair value through profit or loss,
- the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract, and
- the terms of the embedded derivative would meet the definition of a derivative.

If a structured product is separated for accounting purposes, the host contract must be accounted for in accordance with its category and the embedded derivative accounted for separately in the held-for-trading category. The host contract is measured subject to the category to which this host contract would be assigned. Embedded derivatives that are separated from their host contract are measured at fair value with changes in value recognized in profit or loss. If the criteria for separation of the embedded derivatives are not met, the host contract and the embedded derivative must be recognized and measured as one asset or one liability.

Financial guarantee contracts (assignor).

Obligations arising from guarantees provided by Group companies relate to contracts that require the Group to make specified payments to reimburse the holder for a loss which incurs because a specified borrower fails to make payment when due in accordance with the terms of a debt instrument. These contracts meet the requirements for a financial guarantee within the meaning of IAS 39.9 and are therefore not to be measured as a derivative.

Financial guarantee contracts are initially recognized and subsequently measured at fair value. The present value of the outstanding premium payments is netted against the present value of the obligations arising from the financial guarantee contracts; in arm's length transactions, the two amounts are the same. If necessary, an allowance for losses on loans and advances is recognized upon subsequent measurement.

Due to the insignificance of the amounts involved, no fair values are presented in the Notes.

Financial guarantee contracts (assignee).

Based on the agreement dated 26 June 2009, LBBW arranged risk protection with the State of Baden-Württemberg in the form of a guarantee structure with effect from 30 June 2009. GPBW GmbH & Co. KG, a guarantee company of the state of Baden-Württemberg, granted LBBW a guarantee in the total amount of EUR 12.7 billion to hedge losses on set reference assets. The guarantee is made up of EUR 6.7 billion for an ABS portfolio of LBBW and various Group companies with an original nominal amount of EUR 17.6 billion and EUR 6.0 billion for a (junior) loan in the same amount provided by LBBW to Sealink Funding Ltd. (Sealink), an SPE in which certain risk-bearing structured ABS were transferred in connection with the acquisition of the former Landesbank Sachsen AG. LBBW bears the first loss on assets in the ABS portfolio up to an amount of EUR 1.9 billion.

The guarantee meets the requirements for a financial guarantee within the meaning of IAS 39.9 and is therefore not measured as a derivative. For accounting purposes, the hedging effect of the guarantee related to the loan to Sealink will be netted directly against the valuation of the loan (net method), while the hedging effect of the guarantee related to the securitization portfolio will be recorded separately as a contingent claim in the financial investments (at its gross value), since this is a maximum guarantee.

The fees incurred for providing the guarantee structure are reported in the »guarantee commission for the State of Baden-Württemberg« single line item within the income statement.

Measurement at amortized cost.

The amortized cost of a financial asset or liability is calculated on the basis of the cost of the asset at the time of acquisition, taking into account any principal repayments, plus or minus accumulated amortization of any difference between the original amount and the amount repayable at maturity using the effective interest rate method less any write-down for impairment losses incurred.

Loans and receivables.

Loans and receivables (LaR) are all non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market, unless they are designated at fair value through profit and loss (aFV) at the date of initial recognition. Loans and receivables are carried at amortized cost using the effective interest method. Loans and receivables are tested for impairment at each closing date or whenever there are indications of potential impairment. Accordingly, write-downs must also be charged through profit or loss if necessary (see Note 11). Impairment losses are reversed in the income statement. Reversals are limited to the amortized cost that would have been recorded at the measurement date without impairment losses.

Loans and receivables include loans and advances to banks, loans and advances to customers, and financial investments not classified as available-for-sale. Loans and advances to banks and loans and advances to customers primarily comprise originated loans, borrower's note loans, and overnight and term money as well as pledgee transactions.

Other liabilities.

These financial liabilities include all financial liabilities under the scope of application of IAS 39 that are measured at amortized cost.

In accordance with IAS 39, own bonds held by LBBW are deducted from issued debentures. Own bonds held in the Group are offset at their respective redemption value against the amortized cost of the issued debentures. The difference between the redemption value and the amortized cost of the Group's own debentures is recognized in net interest income.

Held-to-maturity financial investments.

Currently, LBBW Group does not use the category of held-to-maturity financial investments.

7. Offset arrangements.

Financial assets and financial liabilities from transactions conducted with a central counterparty are offset if the Group has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to liquidate the respective asset and settle the associated liability simultaneously.

8. Classification.

In accordance with IFRS 7.6, an entity shall group financial instruments into classes that enable users of its financial statements to evaluate their significance for its net assets, financial position and results of operations. The required classification of financial instruments was defined for the LBBW Group as follows:

Assets
Cash and cash equivalents
Assets carried at amortized cost
Loans and advances to banks
Loans and advances to customers
of which finance lease
Financial investments
Interest-bearing assets
Non-interest-bearing assets
Assets measured at fair value
Financial investments
Interest-bearing assets
Non-interest-bearing assets
Positive fair values from hedging derivatives
Trading assets
Financial assets designated at fair value
Non-current assets held for sale and disposal groups

Liabilities
Liabilities carried at amortized cost
Deposits from banks
of which finance lease
Deposits from customers
of which finance lease
Securitized liabilities
Subordinated capital
Liabilities measured at fair value
Negative fair values from hedging derivatives
Trading liabilities
Financial liabilities designated at fair value
Liabilities from disposal groups
Finance lease – other liabilities

Please refer to the risk report in the group's management report for detailed information in accordance with IFRS 7.31 et seq. on the presentation of risks arising from the financial instruments of the LBBW Group and management of these risks.

9. Securities repurchase and lending agreements.

The LBBW Group enters into both securities repurchase and lending agreements.

Securities repurchase agreements.

Genuine repurchase (repo) agreements are contracts providing for the transfer of securities against payment of a specified amount in which the return of the securities to the pledgor at a later date for a price agreed in advance is also agreed.

As the pledgor, the LBBW Group continues to carry the assets pledged on the balance sheet and also recognizes the proceeds received as a loan to the pledgee.

As the pledgee, the LBBW Group only recognizes a corresponding receivable from the pledgor as an asset.

These transactions are measured in accordance with the underlying categories in IAS 39. Interest payments on repurchase agreements are recorded as interest income or interest expense. Any premiums/discounts to be accrued/deferred (or differences between the amount received on transfer and the amount to be repaid on return) are recorded in the relevant balance sheet item. Amounts written back from premiums/discounts are reported under »Net interest income«.

Only genuine repurchase agreements are currently made in the LBBW Group.

Lending agreements.

Lending agreements are non-cash lending transactions in which ownership of securities or other tangible assets (commodities) is transferred with an obligation on the borrower to retransfer securities or tangible assets of the same type, quality, and quantity on expiration of the agreed period of time and pay a fee for the duration of the loan. As the borrower, the LBBW Group does not report the borrowed securities/tangible assets. If the borrowed securities/tangible assets are sold on to another party, a gain on disposal is recognized as an asset and an obligation to return the securities is recognized under »Trading liabilities« at the same time. The consideration paid by the borrower is reported under »Net interest income« depending on the category to which the security/tangible asset is assigned in accordance with IAS 39. The realization of interest or dividends depends on the contractual arrangements and can benefit either the borrower or the lender. The interest and dividends are reported accordingly under »Net interest income«.

As the lender, the LBBW Group continues to report the securities and tangible assets in accordance with the rules applicable to the relevant category in IAS 39.

10. Cash and cash equivalents.

In addition to cash and balances with central banks due on demand, cash and cash equivalents include public-sector debt instruments and bills due in up to three months. All items are reported at their nominal value.

11. Allowances for losses on loans and advances.

The item »Allowances for losses on loans and advances« comprises write-downs on financial instruments reported as loans and advances. This includes all loans that are not subject to fair value measurement and do not constitute utilized loan commitments and contingent liabilities. In the case of the write-downs, a difference is made between specific valuation allowances, collective valuation allowances, and portfolio valuation allowances. A write-down is created taking into account recognizable indications of impairment. If there are objective indications of impairment, specific valuation allowances are recognized for significant receivables and collective valuation allowances for insignificant receivables. Portfolio valuation allowances comprise portfolio valuation allowances for significant receivables and portfolio valuation allowances for insignificant receivables. Portfolio valuation allowances are recognized for significant and insignificant receivables if risks have already occurred but have not yet been assigned to the specific exposure. If objective evidence of impairment exists in the case of significant receivables and a specific valuation allowance does not have to be recognized because the present value of the receivable equals its carrying amount, these significant receivables are also included in the portfolio valuation allowances. If the carrying amount is covered entirely by present value of the collateral, a provisioning ratio of 0% is applied and therefore no provisions are created for the portfolio valuation allowance. If the carrying amount is covered exclusively or partially by the present value cash flows, a portfolio valuation allowance totaling 10% of the unsecured exposure at default is recognized.

Specific valuation allowances (IAS 39.63) are recognized for the credit and country risks associated with loans and advances to customers and banks according to standards uniform throughout the Group. For this a test is performed at each balance sheet date to assess whether there is any objective evidence that individual financial assets or a group of financial assets are impaired. Objective evidence of impairment includes, in particular, significant financial difficulty for the borrower, a breach of contract (default or past due interest or principal payments), a strong likelihood that the borrower will enter bankruptcy or other financial reorganization, and granting by the lender, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider.

The impairment loss is measured as the carrying amount of the loan less the present value of the estimated cash flows. To calculate estimated future cash flows, the amounts and accrual date of all anticipated proceeds from the loan (interest and repayments) as well as any payments from the liquidation of collaterals are estimated.

Interest income from impaired receivables does not include the contractually agreed interest income or the accrual of any discounts; rather, it is calculated on the basis of the change in the present value of estimated future cash flows at the next balance sheet date (so-called unwinding). Expected incoming payments reduce the carrying amount of the loan or advance, while unexpected payments received additionally reduce the allowance for losses on loans and advances through profit or loss.

The collective valuation allowances and portfolio valuation allowances are differentiated by subportfolio and calculated as a product of the amount drawn, the probability of default on a commitment within one year, and the loss ratio at the time of the default, as well as, if applicable, the time frame between the occurrence of an event and its identification.

Unrecoverable loans for which no impairment has been recognized are written off directly (IAS 39.63). Recoveries on loans and advances already written off are recognized through profit or loss.

Loans are written down if they are uncollectible, where no surrogate substitutes the defaulted receivable. This is the case, for example, with:

- insolvency, when the collateral is realized or no insolvency ratio is expected,
- terminated exposures where the residual receivables are uncollectible,
- the claim is waived fully or partially, and
- sale of receivables with a loss.

To the extent that it relates to receivables reported on the face of the balance sheet, the total amount of allowances for losses on loans and advances is deducted as a separate item from loans and advances to banks and customers on the face of the balance sheet. On the other hand, allowances for losses on loans and advances for off-balance-sheet transactions are shown in the item »Provisions for credit risks«. Provisions for credit risks are recognized when current obligations exist and the settlement of these obligations can be expected to be associated with an outflow of resources. These obligations are recognized at the amount that LBBW would reasonably have to pay to settle the obligation or to transfer it to a third party according to the circumstances as of the reporting date.

12. Shares in investments accounted for using the equity method.

Investments in associates or joint ventures accounted for using the equity method are carried at cost in the consolidated balance sheet once a significant influence is obtained or on formation of the company. This also comprises goodwill from the acquisition of an associate or a joint venture. In subsequent years, the figure accounted for using the equity method is adjusted by the Group's share in the associate's equity. The proportion of profit or loss generated by the investment is reported in the income statement as net income/loss from companies accounted for using the equity method. Changes in the investment's revaluation reserve are recognized directly and proportionately in Other income.

Because of the valuation of the equity investment, the equity value must be adjusted if necessary. The impairment test is conducted on the basis of IAS 39 and IAS 36.

Investments in associates that are not incorporated in the consolidated financial statements on account of their immaterial importance, are carried under »Financial investments«.

13. Non-current assets and disposal groups held for sale.

The carrying amount of long-term assets or groups of assets and debt (disposal groups), whose disposal is planned, is realized largely through the disposal business and not through continued use.

With regard to the cumulative fulfillment of the conditions stated below, the assets or disposal groups in question should be classified as held for sale and shown separately from the other assets or debt in the balance sheet. The criteria for classification as held for sale is that the assets or disposal groups can be disposed of in their present condition at prevailing conditions and that the disposal is highly likely. The disposal is highly probable if the plan to sell the asset is completed, an active program to find a buyer and to complete the plan has been initiated to actively offer the asset or the disposal group at a price that is appropriate relative to the current fair value and the disposal is likely to be within one year from the date of classification.

Assets classified as held for sale are measured at the lower value comprising carrying amount and fair value less the cost of disposal. The depreciation of the assets is suspended from the date they are classified as held for sale. Assets or disposal groups classified as held for sale are recognized separately in the balance sheet item »Non-current assets and disposal groups held for sale«.

Gains/losses from the measurement and gains/losses from the disposal of these assets or disposal groups that are not included in a discontinued operation are contained in the income statement and are not separated. The total profit or loss from discontinued business divisions must be shown separately in the item »Profit or loss from discontinued operations«.

14. Intangible assets.

Goodwill and software acquired or developed inhouse are mainly recognized under »Intangible assets«.

Goodwill is calculated as the excess of the cost of the acquisition over the acquirer's interest in the fair value of the net assets of the purchased company, net of deferred taxes and is allocated to the appropriate cash-generating units (CGUs). The LBBW Group has identified the business segments Corporates I, Corporates II, International Business, and Financial Markets as CGUs.

When preparing the consolidated financial statements, goodwill is tested for impairment at least once a year, or during the year, if there are indications of potential impairment (triggering events, such as changes in the relevant market environment, legal conditions, the technical environment or the capitalization rate, or if results are expected to be negative or significantly lower than planned in the longer term).

The recoverable amount of the CGU, which recognizes goodwill, is compared with the carrying amount. The carrying amount is determined through the equity assigned to the CGU. The recoverable amount is the higher of the fair value less sales costs and the value in use. In addition to the profit forecasts, the fair value of a business segment is largely determined by the capitalization rate on which the profit forecasts are based and, to a much lesser extent, by the long-term growth discount. The cash flows are derived from the profit forecasts. If the recoverable amount of the cash-generating unit is below its carrying amount, an impairment loss is recognized and reported in the income statement under the item »Impairment of goodwill«.

In order to determine the recoverable amount, the Group initially calculates the value in use of the business segments. The value in use is the present value of the future cash flows expected to be derived from the relevant business segments.

The Group's own income valuation model is used to calculate the value in use. The special conditions of the banking business and regulatory requirements are taken into account. The model is used to calculate the present value of estimated future income that can be distributed to shareholders after the relevant regulatory capital requirements have been fulfilled.

The valuation model is based on profit forecasts on the basis of business plans agreed by management for a five-year period. The earnings components that are relevant to forecasts are determined using a top-down process followed by bottom-up validation, taking into account underlying macroeconomic data and market and competition analyses specific to the business field. Past experience is also taken into account when profit forecasts are made. In planning, the Bank differentiates between core bank activities to be continued and areas expected to finish or be wound down in the medium term. Whereas falling risk weighted assets and revenues are forecast for the individual areas to be discontinued, they are expected to rise in the medium term in the case of core bank activities. Due to the planned intensification of customer business, increasing revenues are expected to be accompanied by constant risk weighted assets in the Financial Markets segment.

The profit forecasts form the basis for the derivation of a sustainable profit level, which is discounted to the calculation date using the capitalization rate.

The capitalization rates applied are calculated on the basis of the Capital Asset Pricing Model, which includes a risk-free basic interest rate, a market risk premium, and a systematic risk factor (beta factor). The following external information sources are used: the values for the risk-free basic interest rate are calculated from historical market data using the Svensson method. The market risk premium is determined using empirical data. For each business segment, the beta factors for presenting risks specific to LBBW are derived from beta factors of comparable peer groups specific to the sector.

In validating the achievable amounts calculated for the business segments, the important value drivers of each business segment are reviewed at least once a year. As a test of the resilience of the achievable amounts calculated, the major parameters of the profit forecasts are subjected to a sensitivity test.

Purchased intangible assets are carried at amortized cost, i.e. less their cumulative write-downs and impairment. Internally developed software is capitalized at cost if the recognition criteria in IAS 38 are met. The capitalized costs mainly include total staff costs and expenses incurred for external services during development. The internally developed or purchased software is amortized over three to ten years on a straight line basis. In connection with an acquisition, customer relationships were also capitalized which only have limited contractual use. These are amortized over six to 16 years on a straight line basis. Where indications of impairment exist, the recoverable amount is calculated and compared with the carrying amount. In the event of impairment, the amortization is adjusted over the remaining useful life of the intangible asset. Impairment losses are charged as write-downs through profit or loss. Amortization, write-downs and impairment losses on intangible assets, excluding goodwill, are recognized under »Administrative expenses« in the income statement. Income from reversals of impairment losses on intangible assets, excluding goodwill due to prohibition of reversal, is recognized under »Other operating income«.

Intangible assets are derecognized when sold. Gains and losses on disposal are the difference between the net proceeds from the disposal of the asset, if any, and its carrying amount. The profit or loss on the disposal of the asset is recognized through profit or loss at the date of derecognition.

15. Investment property.

Property leased out to third parties for purposes of generating profit is reported separately in the balance sheet as investment property according to IAS 40 as long as it is held to earn rental income and/or for capital appreciation. Where mixed-use properties exist and the non-owner-occupied parts can be sold separately or leased out separately, these parts are accounted for separately. Mixed-use properties with a leased portion of over 80% of the total area are consistently derecognized from property and equipment and classified in their entirety as investment property.

Investment property is measured initially at its cost including transaction costs. These can also include direct borrowing costs if the respective properties are so-called qualifying assets. Remeasurement is at fair value on the closing date. This is determined primarily from model-based valuations. Regular actuarial reports are obtained for some investment property to validate the fair value from the model-based valuations.

In the measurement of investment property, the scope of measurement is based on the assumptions used to calculate future cash flows. Changes in parameters such as the inflation rate, interest rate, anticipated cost trends and leasing, market conditions,and vacancy rates affect future cash flows and, consequently, the fair value.

The value of investment property is assessed based on cash calculated per property on the basis of the discounted cash flow method. The contributions to earnings determined by this method are checked for plausibility and verified by means of reference figures from broker associations, past experience from LBBW's own disposals and appraisals by external experts. Under certain circumstances, the 12-month period for valuation of a property may be shortened.

Fair value is calculated using the discounted cash flow method based on the following assumption. For valuation purposes, a property (building) is defined as an independent strategic cash-generating unit. The expected cash flows generated per cash-generating unit are calculated assuming income from property management. For a detailed planning period of ten years, the cash generated is calculated as the net amount of payments received and payments made in connection with management of the property. A residual value for the cash-generating unit is forecast for the end of the detailed planning period by capitalizing the cash generated in the tenth year as a perpetual annuity.

In the case of commercial real estate, future income during the detailed planning period is forecast based on the contractually agreed target rent or, after the contract period has expired, the property-specific market rent. This is calculated on the basis of a valuation tool developed in cooperation with third parties and checked for plausibility by auditors. This is based on the discounted cash flow method.

Future expenditure is determined by means of a differentiated system, with administrative expenses based on standard market rates. Costs associated with loss of rental income and selling costs are calculated at a flat rate on the basis of the target rents, depending on the sales cost and the credit standing of the tenant. Costs associated with vacancies, new rental costs, maintenance costs and maintenance backlogs are calculated for each specific property, supplemented by the Group's own experience if applicable. If ground rent (Erbbauzins) is to be taken into account, this is calculated individually on the basis of existing contracts.

The cash generated in each period is discounted to the valuation date by applying a property-specific market discount rate. The discount rate is derived from the capitalization rate plus a percentage-based risk premium. The capitalization rate takes into account the quality of the property, the type of property, and the macro- and micro-location.

16. Property and equipment.

Property and equipment includes commercially used land and buildings, technical equipment and machinery, operating and office equipment, advance payments and assets under construction, as well as leased assets under finance and operating leases.

Property and equipment is initially carried at cost and subsequently at amortized cost. Subsequent expenditure for property and equipment is capitalized if it is deemed to increase the future potential benefit. All other subsequent expenditure is recognized as expense. Property and equipment is depreciated over its expected economic life, mainly on a straight line basis and sometimes on a diminishing basis. Determination of the economic life reflects expected physical wear and tear, technical obsolescence and legal and contractual constraints.

	Estimated useful life in years	
	31 Dec. 2012	31 Dec. 2011
Buildings	25-50	25-50
Technical equipment and machinery	5-10	5-10
Operating and office equipment	1-20	1-20
Purchased IT systems	3-7	3-7

The determination of the useful life and depreciation method is reviewed at a minimum at the end of each financial year. After depreciation including the review of the depreciation method used, the underlying useful life and the residual value (recoverable amount of a comparable asset) of the asset in question, a check is performed at each balance sheet date as a minimum to ascertain whether there are any indications of impairment. Consequently, any impairments resulting from technical or economic obsolescence or wear and tear, or a decline in market prices, are taken into account. Where indications of impairment exist, the recoverable amount (the higher of the fair value minus sales costs or the value in use) is calculated and compared with the carrying amount. Impairment losses are charged to profit or loss as write-downs.

Impairment losses must be reversed if the calculation of the recoverable amount has changed since the last time an impairment was recorded. Impairment losses are only reversed up to the amount by which the asset would have been depreciated until this date. If the carrying amount is increased by the reversal of impairment losses or reduced by impairment, the depreciation is adjusted over the remaining useful life of the asset.

The gain or loss on the disposal of property or equipment is calculated as the difference between the net proceeds from the disposal of the asset, if any, and its carrying amount.

Depreciation, impairment losses and write-downs are reported under »Administrative expenses«. Gains and losses on the disposal of property and equipment are recorded under »Other operating income/expenses«.

17. Leasing business.

Leases are recognized in accordance with IAS 17 on the basis of their classification as a finance or operating lease. This classification takes place at the beginning of a lease and is based on the overall assessment of which risks and rewards lie with the lessor and the lessee. The underlying criteria are reviewed regularly. If a change to the overall assessment takes place, reclassification is necessary.

A finance lease is where essentially all risks and rewards incidental to ownership of an asset are transferred from the lessor to the lessee. In accordance with the principle of substance over form, beneficial ownership, not legal ownership, is the key factor here. An operating lease is referred to in all other constellations.

The lessor and lessee must classify a lease separately and independently of one another. This may lead to diverging representations of the lease by the lessor and lessee.

The finance lease contracts of the LBBW Group include full amortization, partial amortization and hire purchase agreements. Depending on its form, a finance lease can be a cancelable agreement or an agreement with an option to sell. The lease payments must generally be made in advance.

For additional information on the leasing business, see Note 70.

The LBBW Group as the lessor.

In the case of operating lease transactions concluded in the LBBW Group, beneficial ownership of the leased asset remains with the Group company. The leased assets - mainly buildings and land - are recognized as assets and reported in the consolidated balance sheet under »Property and equipment« and »Investment property«. Leased property is carried at cost and depreciated over its economic life and/or written down as necessary if subject to permanent impairment or at fair value in accordance with IAS 40. Both the lease income and received special payments and prepayments are recognized over the lease term. All the depreciation, write-downs and impairment losses and the income earned are reported under »Other operating income/expenses«.

With a finance lease, the leased asset is derecognized and a receivable due from the lessee equivalent to the net investment value on the date on which the contract is concluded is shown under the item »Loans and advances to customers« or »Loans and advances to banks«. Lease payments received are broken down into an interest component recognized in income and a repayment component. While income is recognized on an accrual basis as interest income and is reported in net interest income, the repayment part reduces the receivables carried on the balance sheet.

The direct costs incurred by the lessor on the date on which the contract is concluded are assigned to the leasing contract. The internal interest rate underlying the lease term is determined in such a way that the initial direct costs are included automatically in the lease receivables.

The LBBW Group as the lessee.
With a lease that is classified as operating lease, the lease payments are recorded as »Administrative expenses« over the lease term. The breakdown of the lease payments corresponds to the time pattern of the user's benefit from the perspective of the LBBW Group. If the time pattern of the user's benefit differs from the actual payments of the expense to be recognized, the difference is recognized or deferred on the assets side of the balance sheet as appropriate.

If a lease term is classified as finance lease, the LBBW Group is the beneficial owner of the leased property and records this as an asset in the consolidated balance sheet. At the time of acquisition, the leased property is recognized at the fair value or at the present value of minimum lease payments, whichever is lower, and a payable in the corresponding amount is recognized as a liability. In subsequent remeasurement, the asset recognized is depreciated in accordance with IAS 16/IAS 38 or measured at fair value in accordance with IAS 40. If there is no reasonable certainty with property and equipment that LBBW or a consolidated subsidiary (lessee) will obtain ownership by the end of the lease term, the asset is depreciated over the (shorter) lease term (and not its economic life). If the lessee benefits from part of the residual value of the leased asset - essentially, buildings, operating and office equipment - the asset is depreciated to this value. The finance lease installments are apportioned into an interest component and a repayment component. This repayment component is recognized against the liability, not affecting profit or loss while the interest component is recognized as interest expense.

As IAS 17 includes no special requirements for recognition of impairments, the general regulations on impairment (IAS 36) also apply to leases.

18. Income tax.

IAS 12 governs the recognition and measurement of income tax. Current income tax liabilities and assets are calculated at current tax rates and carried at the expected payment or refund amount.

Deferred income tax assets and liabilities are recognized in respect of temporary differences. Taxable and deductible temporary differences are calculated as the difference between the IFRS carrying amount of an asset or liability and its tax base (adjusted for permanent differences). The tax base is determined based on the tax regulations of the country in which the taxation occurs. Deferred income tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset is realized or the liability is settled. The effect of tax rate changes on deferred taxes is recognized in profit or loss during the period in which the changes were approved by legislative bodies.

Deferred tax liabilities are carried for temporary differences that will result in a tax expense when settled. Deferred tax assets are recognized if tax relief is expected and likely to be utilized when temporary differences are reversed. If temporary differences relate to items that are credited or charged directly to equity, the resulting deferred taxes are also recognized in »Other income« in the subitems revaluation reserve or retained earnings.

A deferred tax asset is recognized for a tax loss carryforward if it is probable that the carryforward will be used in a future period by reference to budget accounts. Unrecognized loss carryforwards are disclosed in accordance with their maturity. In recognizing deferred income tax assets owing to interest carryforwards, the same accounting policies and valuation methods are applied as for deferred income tax assets from tax loss carryforwards. Deferred tax assets arising from temporary differences and loss carryforwards are reviewed for impairment at each balance sheet date.

Deferred tax assets are set off against deferred tax liabilities in accordance with IAS 12.74.

19. Other assets and other liabilities.

»Other assets« includes assets which, considered separately, are not significant for the disclosure of balance sheet assets and cannot be allocated to any other balance sheet item. This also includes inventories, which are described in the following Note.

»Other liabilities« includes accruals and obligations which, considered separately, are not significant for the disclosure of balance sheet liabilities and cannot be allocated to any other balance sheet item.

Assets and liabilities in these items are measured at amortized cost.

20. Inventories.

The activities that are related to the real estate business of LBBW Immobilien Management GmbH are shown in »Inventories«. These include mainly specific land and similar rights with finished and/or unfinished buildings as well as project finance earmarked for sale in the course of ordinary business activities.

In accordance with IAS 2.9, inventories are measured at the lower of cost of inventories and net realizable value. The cost of inventories is calculated in accordance with IAS 2.10 et seq. using the weighted average cost formula, while the net realizable value is calculated in accordance with IAS 2.28 et seq. The cost of inventories that cannot be exchanged and of goods and products or services created and separated for special projects is calculated through allocation of their individual cost of purchase or production. The costs include the directly allocable costs of acquisition and provision, the production costs include all directly allocable costs plus production and material costs. The expected, individually realizable sales proceeds less estimated completion costs and additional costs incurred until the sale are recognized as the net realizable value.
The results of these operating activities are recognized under the »Other operating income/expenses« item, which also includes the changes in value.

The capitalization of borrowing costs on the basis of IAS 23 is conditional upon the property being a qualifying asset. These interest costs are largely incurred in connection with commercial project development, which can be attributed to the acquisition of land or the construction of buildings during the production period. Individual interest rates of between 1.9% p.a. (previous year: 2.3% p.a.) and 3.8% p.a. (previous year: 4.0% p.a.) were applied.

21. Provisions.

Provisions for pensions and other post-employment benefit obligations.

Provisions for pensions and other post-employment benefit obligations primarily consist of provisions for the obligation to pay company pensions based on direct pension commitments. The nature and amount of the pension payments to employees entitled to pension benefits are governed by the applicable pension rules (incl. pension guidelines and agreements), which depend largely on the date that employment commenced.

The LBBW Group offers its employees different types of retirement benefits. Employees may acquire an entitlement to a pension on the basis of a direct pension commitment in which the amount of the pension payment is defined and depends on factors such as age, compensation, and length of service (defined benefit plan).

Alternatively, employees receive an entitlement to a pension on the basis of an indirect pension commitment (defined contribution plans). To finance this, the relevant Group company contributes a set amount to external pension funds with individual participation by employees.

In the case of defined benefit plans, the relevant Group company is obligated to grant benefits pledged to active and former employees. The actuarial risk and the investment risk are substantially borne by the relevant Group company. For defined benefit plans, the scope of the obligation is calculated once a year by independent actuaries. In this process, the present value of the defined benefit obligation is calculated at each reporting date using the projected unit credit method. In addition to pensions and entitlements accrued known at the balance sheet date, the calculation also reflects expected future increases in pensionable salaries and annuities as well as employee turnover rates. The present value of the pension obligation is calculated on the basis of the current market interest rate for long-term investments. Irregularities in the development of the risk associated with the pension obligations, effects of changes in the calculation parameters (employee turnover rate, salary increase, estimate parameters or discount rate) as well as unexpected gains or losses in relation to plan assets may lead to actuarial gains/losses. Actuarial gains/losses are recognized directly in »Other income« in their full amount in the year they arise.

Existing plan assets are measured at fair value and reduce the carrying amount of the provisions for pensions. The expected income from plan assets reduces the pension expense for the reporting period.

The amount to be recorded as an asset or liability is calculated from the present value of the defined benefit obligation at the balance sheet date less any unrecognized past service cost and the fair value of the plan assets (if any) at the balance sheet date. The past service cost arises due to changes in the defined benefit plan. Interest expense is the share of the increase in the present value of the defined benefit obligation that arises because the benefits are closer to settlement.

Other provisions.

Provisions are recognized for uncertain obligations to third parties and anticipated losses from onerous contracts. Provisions are carried at the best estimate. This is the amount required to settle the present obligation at the balance sheet date (amount that LBBW or a consolidated subsidiary would rationally pay to settle the obligation or to transfer it to a third party) and which is most likely to occur. In doing so, management included empirical values from similar transactions and may have drawn on opinions by independent experts.

The other personnel-related provisions include provisions for staff anniversaries and provisions for early retirement and partial retirement.

Provisions for the lending business in connection with irrevocable loan commitments are based on underlying expected values.

Other provisions include provisions for restructuring costs and legal proceedings. These are carried where the LBBW Group has a legal or constructive obligation from a past event where fulfilling the obligation is likely to lead to an outflow of resources embodying economic benefits and a reliable estimate of the amount of the obligation can be made.

Non-current provisions are discounted where the effect is material.

22. Subordinated capital.

The LBBW Group reports subordinated liabilities (e. g. borrower's note loans or issues), profit participation rights and typical silent partnership contributions under »Subordinated capital«. Subordinated capital constitutes both equity and debt for commercial law and banking regulatory purposes. In view of the contractually agreed repayment of capital, the subordinated liabilities and profit participation rights are classified as debt in accordance with IFRS. In accordance with IAS 32, the silent partnership contributions are also recognized as debt, on account of the existence of a contractual right of termination or repayment to the investor. This also applies to silent partnership contributions, which are recognized as liable equity for regulatory purposes and within the meaning of the German Banking Act (KWG).

Generally, subordinated capital is carried at amortized cost. In case of changes in interest and repayment cash flows, the carrying amount for capital from profit participation rights and silent partnership contributions is reported at present value in the balance sheet. The interest and repayment cash flows of silent partnership contributions by the owners take into account the conversion of the silent partnership contributions to share capital and capital reserve that was contractually agreed as at 1 January 2013.

The amortized costs are adjusted for effects from hedge accounting. Explanations on hedge accounting can be found in the general accounting and valuation methods for the financial instruments (see Note 6).

23. Equity.

The share capital is the capital paid in by the owners of Landesbank Baden-Württemberg (the State of Baden-Württemberg, Sparkassenverband Baden-Württemberg (Savings Bank Association of Baden-Württemberg), the state capital Stuttgart, Landeskreditbank Baden-Württemberg - Förderbank - and Landesbeteiligungen Baden-Württemberg GmbH) in accordance with section 5 Gesetz über die Landesbank Baden-Württemberg (Landesbank Baden-Württemberg Act) in conjunction with section 3 of the ordinance of Landesbank Baden-Württemberg.

The capital reserve includes the premiums from the issue of equity interests in accordance with the provisions of the Articles of association.

Retained earnings comprise other retained earnings that include, amongst other things, retained profits from previous years. The other retained earnings include the effects of the first time adoption of IFRS (with the exception of other income) as well as actuarial gains/losses and the associated deferred taxes in connection with the recognition of provisions for pensions.

The effects of the fair value measurement of the AfS securities and equity investments, as well as valuation changes recognized directly in equity from investments accounted for using the equity method, are reported under »Other income« under the item revaluation reserve, if necessary after deduction of any deferred taxes. These gains or losses are not recognized through profit or loss until the asset is sold or written off. The revaluation reserve also includes the offsetting item from the recognition of deferred tax assets or liabilities on measurement differences in equity.

The measurement gain or loss from cash flow hedges includes the portion of the profit or loss that is recognized directly in equity. The offsetting item from the recognition of deferred tax assets and liabilities on cash flow hedges is also reported in this item.

Non-controlling interests are stated as a separate subitem in equity; besides the shareholders of the parent company, other shareholders hold a stake in the equity of individual subsidiaries.

Segment reporting.

The segment reporting of the LBBW Group for the 2012 financial year is drawn up in accordance with the provisions of IFRS 8. Following the management approach, segment reporting is therefore based on internal management reporting to the Group's Board of Managing Directors, which, in its function as the chief operating decision-maker, regularly makes decisions about the allocation of resources and the assessment of the performance of the segments on this basis.

Classification of segments

The business segments presented below are defined as product and customer groups in accordance with the Group's internal organizational structures, in accordance with the internal management report. Subsidiaries and equity investments are assigned to the individual segments according to their business orientation.

Segment reporting at the LBBW Group is divided into the following segments:

- The **Corporates** segment is an aggregate reporting segment in accordance with IFRS 8.12 and includes the business segments Corporates I, Corporates II and International Business. This segment includes the following material subsidiaries: LBBW Immobilien Management GmbH, Süd-Kapitalbeteiligungs-Gesellschaft mbH, SüdLeasing GmbH, MKB Mittelrheinische Bank GmbH and SüdFactoring GmbH. The Corporates segment comprises business with medium-sized corporate customers, with a focus on the core markets of Baden-Württemberg, Saxony and Rhineland-Palatinate, key accounts and business with the public sector. On the financing side, the solutions offered range from classic through structured to off-balance-sheet financing. Services are also offered in the areas of international business, cash management, interest rate, currency and commodities management, asset and pension management. Products relating to the primary capital markets business for our corporate customers and commercial real estate financing are also included here.
- Apart from trading activities in connection with the customer business, the **Financial Markets** segment also includes all sales activities with banks, sovereigns, insurance companies and pension funds. The product portfolio contains financial instruments for the management of liquidity and interest rate, currency and credit risks. Financing solutions are also offered on the primary market in the field of equity and debt, along with asset management services. The Corporates segment includes all results from financial market transactions with corporate customers. As a significant subsidiary, LBBW Asset Management Investmentgesellschaft mbH is allocated to the Financial Markets segment.
- The **Retail/Savings Bank** segment includes all activities in the private customer business involving retail, investment, private banking, and wealth management customers. The products on offer cover classic checking accounts, real estate financing, investment advice, and specialized services - particularly for wealth management customers - such as financial planning, asset management, securities account management, and foundation management. Business activities connected with the Bank's function as the central bank for savings banks are also included in this segment.
- The **Credit Investment** segment essentially pools the Group's credit substitute business. In particular, this includes the Bank's own investments in plain vanilla bonds, structured securitizations, and credit derivatives. It also includes the financing of the special-purpose entity Sealink Funding.
- The **Corporate Items** segment comprises all business activities not included in the operating segments mentioned above. In addition to treasury activities (especially the result generated from the central investment of own funds, lending/deposit-taking operations, IFRS specifics in relation to the refinancing and the management of strategic investments and cover funds), this notably consists of equity investments not included in the consolidated interim financial statements, the costs of strategic projects for the bank as a whole and to prepare for the new regulatory requirements, and extraordinary expenses and income in connection with the restructuring plan approved by the EU (e.g., restructuring income or expenses).
- The Reconciliation/Consolidation column includes matters related solely to consolidation. In addition, this segment reconciles internal financial control data with external financial reporting.

Valuation methods.

Segment information is based on the internal financial control data documented by Financial Controlling, which combine external financial reporting methods and economic valuation methods. The resulting differences in valuation and reporting compared with the IFRS Group figures are presented in the reconciliation statement.

As a rule, the income and expenses of the LBBW Group are allocated to the individual segments in which they arise. There is therefore no significant income resulting from transactions between the segments.

Net interest income is calculated using the market interest method. This also includes the capital benefit, i.e. investment income from equity.

Net gains/losses from financial instruments measured at fair value through profit or loss include net trading gains/losses, net gains/losses from hedging transactions, and net gains/losses from financial instruments designated at fair value.

Net income/expenses from investment property are recognized as part of other operating income/expenses.

Besides direct personnel and material expenses, the administrative expenses of a segment include expenses assigned on the basis of intragroup cost allocation. Bank levy is allocated to the segments. Overheads are allocated on a pro rata basis.

Allowances for losses on loans and advances correspond to the carrying amounts in the income statement and are allocated to the segments in which they arise.

Net gains/losses from financial investments are reported in a single item along with net income/expense from investments accounted for using the equity method and net gains/losses from profit or loss transfer agreements, and allocated to the segments in which they arise.

The assets on the balance sheet are reported as segment assets. They are allocated to the segments on the basis of internal management reporting.

The calculation of average tied-up equity is based on the risk positions calculated in accordance with the German Solvency Regulation (SolvV - Solvabilitätsverordnung) and imputed Tier 1 capital charges in the segments.

A segment's return on equity (RoE) is calculated based on the ratio of net consolidated profit/loss before tax to equity deemed to be tied up in accordance with regulatory requirements.

In the 2012 financial year, methodological improvements and more differentiated offsetting procedures further refined the income, cost, and volume allocation to segments. In particular, IFRS specifics in connection with the funding previously included as an element in the reconciliation of the internal control variables to the data of external accounting were allocated to the Corporate Items segment (previous year: EUR 137 million). The prior-year amounts were adjusted to the new reporting to improve comparability. In addition, in segment reporting the corrections to the balance sheet and the income statement due to circumstances in line with IAS 8.42 are allocated to the segments according to their responsibility.

Segment results by business area.

	Corporates		Financial Markets		Retail/Savings Banks		Credit Investment		Corporate Items / Reconciliation/ Consolidation		LBBW Group	
EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011[1]
Net interest income	1 427	1 527	423	447	362	386	-23	-60	-131	-2	2 057	2 298
Net fee and commission income	340	373	60	48	212	210	-2	-14	-95	-82	514	536
Net gains/losses from financial instruments measured at fair value through profit or loss	-277	-166	181	-10	-2	-3	419	222	-296	-76	24	-33
Other operating income/ expenses[2]	207	368	-44	-7	-8	-8	-8	-27	-181	-133	-33	194
Total operating income/ expenses	**1 697**	**2 102**	**620**	**478**	**564**	**586**	**386**	**122**	**-704**	**-293**	**2 562**	**2 995**
Allowances for losses on loans and advances	-133	-114	7	-1	-10	-6	-2	-21	-6	-17	-143	-160
Net gains/losses from financial investments, net income/expenses from investments accounted for using the equity method and from profit/loss transfer agreements[3]	51	-30	0	-4	-1	0	-115	-184	199	-498	135	-716
Administrative expenses	-695	-698	-350	-334	-453	-438	-65	-90	-297	-167	-1 860	-1 727
Operating result	**921**	**1 260**	**277**	**138**	**99**	**142**	**204**	**-174**	**-807**	**-974**	**694**	**392**
Guarantee commission for the State of Baden-Württemberg	0	0	0	0	0	0	-305	-306	0	0	-305	-306
Impairment of goodwill	0	-15	0	0	0	0	0	0	0	0	0	-15
Net income/expenses from restructuring	-7	-2	-1	0	0	0	-5	-3	22	19	10	15
Net consolidated profit/loss before tax	**914**	**1 244**	**277**	**138**	**99**	**142**	**-105**	**-483**	**-785**	**-955**	**399**	**86**
Income tax											-1	-20
Net consolidated profit/loss											**398**	**66**
Segment assets[4]	82 886	90 973	125 195	134 957	34 476	38 117	41 289	48 097	52 480	60 925	336 326	373 069
Positions for which capital changes are required (balance sheet date)	56 858	61 371	14 891	17 855	11 500	12 350	7 581	11 140	4 945	4 959	95 775	107 675
Tied-up equity	5 293	4 532	1 511	974	1 069	881	768	871	1 826	3 313	10 466	10 570
RoE (in %)	**17.3%**	**27.4%**	**18.3%**	**14.2%**	**9.2%**	**16.1%**	**<0%**	**<0%**			**3.8%**	**0.8%**

1) Restatement of prior year amounts (see Note 2).
2) Net income/expenses from investment property is recognized as part of the other operating income/expenses.
3) The net gains/losses in the income statement from investments accounted for using the equity method allocated to the segments amounted to EUR 55 million in 2012 for the Corporates segment (previous year: EUR - 1 million).
4) The shares of investments accounted for using the equity method allocated to the segments amounted to EUR 303 million for the Corporates segment in 2012 (previous year: EUR 293 million).

Details on corporate items, reconciliation and consolidation.

EUR million	Corporate Items		Reconciliation/ consolidation		Corporate Items/reconciliation/ consolidation	
	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011[1]
Net interest income	-30	-7	-101	5	-131	-2
Net fee and commission income	1	2	-97	-83	-95	-82
Net gains/losses from financial instruments measured at fair value through profit or loss	-332	140	35	-216	-296	-76
Other operating income/expenses[2]	-53	-4	-128	-129	-181	-133
Total operating income/expenses	**-414**	**131**	**-290**	**-423**	**-704**	**-293**
Allowances for losses on loans and advances	-6	-17	0	0	-6	-17
Net gains/losses from financial investments, net income/expenses from investments accounted for using the equity method and from profit/loss transfer agreements[3]	18	-580	182	83	199	-498
Administrative expenses	-297	-167	0	0	-297	-167
Operating result	**-698**	**-634**	**-109**	**-340**	**-807**	**-974**
Net income/expenses from restructuring	22	19	0	0	22	19
Net consolidated profit/loss before tax	**-676**	**-614**	**-109**	**-340**	**-785**	**-955**
Segment assets[4]	66615	80411	-14136	-19486	52480	60925
Positions for which capital changes are required (balance sheet date)	7425	8228	-2480	-3270	4945	4959
Tied-up equity	2070	3605	-245	-292	1826	3313

1) Restatement of prior year amounts (see Note 2).
2) Net income/expenses from investment property is recognized as part of the other operating income/expenses.
3) The net gains/losses in the income statement from investments accounted for using the equity method allocated to the segments amounted to EUR 55 million in 2012 for the Corporates segment (previous year: EUR -1 million).
4) The shares of investments accounted for using the equity method allocated to the segments amounted to EUR 303 million for the Corporates segment in 2012 (previous year: EUR 293 million).

Net consolidated profit/loss before tax at the LBBW Group amounted to EUR 399 million in the 2012 financial year, a EUR 313 million improvement over the previous year. A number of differentiated developments in the segments bear mentioning. At EUR 1 290 million, the net consolidated profit/loss before tax of the three operating segments Corporates, Financial Markets and Retail/Savings Banks was down on the previous year's figure of EUR 1 524 million. The Credit Investment segment reported net consolidated profit/loss before tax of EUR - 105 million, which represented an improvement of EUR 377 million on the previous year. Net consolidated profit/loss before tax in the Corporate Items segment amounted to EUR - 676 million (previous year: EUR - 614 million) and was significantly affected by the market setting, such as the historically low interest rates.

The Corporates segment reported net consolidated profit/loss before tax of EUR 914 million, which equates to a decline of EUR - 330 million compared with the previous year. This is largely due to valuation adjustments, precautionary provisions for legal risks and the reduction of non-core bank activities. These charges could only be partially compensated for by higher capital gains in the commercial investment business. At EUR - 133 million, allowances for losses on loans and advances remained low, due to economic conditions (previous year: EUR - 114 million). Administrative expenses of EUR - 695 million were reduced slightly compared with the previous year.

At EUR 620 million in 2012, the Financial Markets segment significantly exceeded the previous year's result (EUR 478 million). This positive development was thanks to robust customer demand on the one hand, while the segment benefited - mainly on account of the crisis measures taken by the central banks to calm the sovereign crisis - from falling interest rates and credit spread tightening for European countries on the other. These positive effects more than offset charges arising, in particular, from valuation adjustments and provisions created for legal risks.

Higher administrative expenses of EUR - 350 million (previous year: EUR - 334 million) also reflect a higher bank levy. The net consolidated profit before tax therefore amounted to EUR 277 million, compared to EUR 138 million in the previous year.

The total operating income/expenses of EUR 564 million in the Retail/Savings Banks segment was nearly as high as in the previous year (EUR 586 million), though performance was not uniform throughout. Endowment and pension insurance brokerage business, as well as home loan savings plans, performed well. This compared with lower year-on-year income, particularly from the deposit-taking and securities businesses. This was due on the one hand to the historically low interest rates and continuing customer reticence owing to market uncertainty and to the unchanged highly competitive situation on the other. Allowances for losses on loans and advances remained low, as they were in the prior year. Administrative expenses amounted to EUR - 453 million and are therefore slightly higher than the previous year (EUR - 438 million). The net consolidated profit/loss before tax therefore amounted to EUR 99 million, compared to EUR 142 million in the previous year.

The Credit Investment segment posted a net consolidated profit/loss before tax of EUR - 105 million, which is a EUR 378 million improvement against the previous year. The improved results are largely due to the following developments. On the one hand, the positive market development led to a reversal of impairment losses of around EUR 345 million on CDS (sovereigns and financials), which made a significant contribution to total operating income. On the other hand, the disposal of securities and structures as part of risk-oriented management resulted in a net loss from investment securities. The previous year was burdened above all by disposals of derivative structures related to Greece. In addition, burdens also arose as in the previous year from the adjustment of the expected term of securitizations (change in estimate in accordance with IAS 8.39), albeit to a much lesser extent. In addition, as in the year before, the guarantee commission for the risk shield had a negative effect around EUR - 305 million on the segment result.

The result of the Corporate Items segment in 2012 - as in the previous year - is strongly influenced by non-recurring and one-off effects. IFRS specifics in conjunction with the funding and the low interest rate environment adversely affected the proprietary investments in total operating income/expenses. Net gains/losses from financial investments in 2012 were defined by the disposal of equity investments, which are nonetheless significantly lower than the previous year. However, the previous year's net gain on disposal was significantly compensated by impairments on exposures in excess of EUR - 700 million related to Greece. Besides costs for projects affecting the Bank as a whole, significant expenses in the course of preparing for the tighter regulatory requirements and for investments for the future were particularly decisive for the increase in administrative expenses in 2012. The reversal of net income/expenses from restructuring set aside in previous years generated slightly positive earnings effects in 2012, as was the case in 2011 too.

Reconciliation of segment results to the income statement.

In the 2012 financial year, the total of »Reconciliation/Consolidation« on the net consolidated profit/loss before tax amounted to EUR - 109 million (previous year: EUR - 340 million) and is essentially due to the following factors:

- In internal management reporting, the net interest income is calculated on the basis of the market interest method. Differences compared with the profit & loss account are therefore the result of net interest income for prior periods and IFRS-specific measurements not included in internal management reporting (e.g., net result from the repurchase of own issues).
- The valuation methods used in internal management reporting for part of the trading book holdings differ from those of IFRS accounting.
- Effects arise resulting from IFRS-specific matters connected with hedge accounting and the fair value option.

Disclosures at the company level.

With regard to the allocation of income to products and services required under IFRS 8.32, please refer to the explanations entitled »Notes to the income statement« in the Notes.

Segmentation according to geographical region.

The allocation of results to geographical regions is based on the head office of the branch or Group company and is as follows for the LBBW Group:

	Germany		Europe (excluding Germany)		America		Asia		Reconciliation/ consolidation		LBBW Group	
EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011[1]
Total operating income/expenses	2127	2624	358	344	65	17	18	24	-6	-14	2562	2995
Net consolidated profit/loss before tax	219	489	171	-447	11	36	3	17	-4	-9	399	86

1) Restatement of prior year amounts (see Note 2).

Notes to the income statement.

24. Net interest income.

The items »Interest income« and »Interest expenses« also include the interest and dividend income and the associated refinancing expenses of financial instruments held for trading and designated at fair value. In addition, the payments to typical silent partnerships are reported under »Interest expenses« due to the classification of silent partnership contributions as debt in accordance with IAS 32.

EUR million	1 Jan.- 31 Dec. 2012	1 Jan.- 31 Dec. 2011
Trading derivatives	26025	30959
Lending and money market transactions	5906	7046
Hedging derivatives	5356	5836
Fixed-income securities and debentures	1905	2379
Early termination fees	136	58
Others	698	360
Interest income	**40026**	**46638**
Leasing business	962	1011
Equities and other non-fixed-income securities	54	76
Equity investments and affiliates	37	73
Profit transfer agreements	12	13
Current income	**1065**	**1173**
Interest and current income	**41091**	**47811**
Trading derivatives	-25656	-30233
Hedging derivatives	-5655	-6273
Deposits	-3308	-4252
Securitized liabilities	-1748	-2275
Leasing business	-551	-555
Subordinated capital	-297	-562
Transfer of losses	-3	-3
Other	-1816	-1360
Interest expenses	**-39034**	**-45513**
Total	**2057**	**2298**

The decline in interest income is mainly attributable to the further reduction in the volume of interest-bearing financial instruments and lower income from own investments as a consequence of a further decline in interest rates. At the same time, positive one-off effects from the previous year could not be repeated to the same extent.

By contrast, the changed estimate of interest and principal repayments on silent partnership contributions and profit-participation rights impacted positively on the result.

In the case of financial assets in the LaR category on which valuation allowances were charged, interest of EUR 56 million (previous year: EUR 79 million) was calculated in the year under review from the increase in the present value of the receivables (unwinding in accordance with IAS 39.AG93).

During the financial year, interest expense of EUR -11 million (previous year: EUR -7 million) was recognized from the netting of treasury and intragroup debentures in accordance with IAS 39.39 et seq.

Net interest income from financial assets and financial liabilities not measured at fair value through profit or loss comprises the following items:

EUR million	1 Jan.- 31 Dec. 2012	1 Jan.- 31 Dec. 2011
Interest income	7721	9057
Interest expenses	-6291	-7908
Total	**1430**	**1149**

25. Net fee and commission income.

EUR million	1 Jan.-31 Dec. 2012	1 Jan.-31 Dec. 2011
Securities and custody business	187	192
Payments and international transactions	182	184
Brokerage business	113	125
Lending, trustee and guarantee (aval) business	98	125
Other	76	71
Fee and commission income	**656**	**697**
Securities and custody business	-89	-80
Payments and international transactions	-21	-19
Lending, trustee and guarantee (aval) business	-10	-37
Brokerage business	-10	-14
Leasing business	-3	-3
Other	-9	-8
Fee and commission expenses	**-142**	**-161**
Total	**514**	**536**

Other net fee and commission income mainly comprises income and expenses from asset management.

Net fee and commission income from financial assets and financial liabilities not measured at fair value through profit or loss totals EUR 80 million (previous year: EUR 81 million).

26. Net gains/losses from financial instruments measured at fair value through profit or loss.

Net gains/losses from financial instruments measured at fair value through profit or loss are comprised of the following:

EUR million	1 Jan.-31 Dec. 2012	1 Jan.-31 Dec. 2011
Net trading gains/losses	85	59
Net gains/losses from financial instruments designated at fair value	-40	-80
Net gains/losses from hedge accounting	-21	-12
Total	**24**	**-33**

Net trading gains/losses

All net gains/losses on the disposal and remeasurement of financial instruments in the held-for-trading category are reported under »Net trading gains/losses«. In addition, the income/loss from the foreign currency translation of items denominated in foreign currency and the remeasurement gains/losses from economic hedging derivatives are presented under this item. The interest and dividend income and the associated refinancing expenses of financial instruments are reported under »Net interest income«.

EUR million	1 Jan.-31 Dec. 2012	1 Jan.-31 Dec. 2011
Rating-induced transactions	305	100
Equity transactions	129	85
Foreign exchange transactions	59	2
Economic hedging derivatives	-140	-16
Interest rate transactions	-268	-112
Total	**85**	**59**

The spread tightening of bank and sovereign issues led to a reversal of impairment losses on credit derivatives. Additionally, customer-based transactions in money market trading, securities and interest rate derivatives generated positive contributions to results. In contrast, valuation adjustments, the largest portion being attributable to net income/loss from interest rate transactions, adversely affected net trading gains/losses. Fluctuating interest rates and currencies resulted in volatile valuation results, which impacted in particular on the cross-currency swaps that are used to hedge currency risks.

Net loss/income from foreign exchange transactions includes gains and losses from foreign exchange spot and forward transactions, currency options, currency futures, and the translation of foreign currency assets or liabilities. Currency translation differences recognized in net gains/losses from financial instruments not measured at fair value through profit or loss amounted to EUR 180 million (previous year: EUR 610 million). These are offset by currency translation differences of EUR -121 million (previous year: EUR -608 million) for financial instruments measured at fair value through profit or loss.

Net gains/losses from financial instruments designated at fair value.

Net gains/losses from financial instruments designated at fair value includes all realized and unrealized gains and losses from assets and liabilities designated at fair value. Dividends and the interest income/interest expense from assets designated at fair value are reported under »Net interest income«. The fee and commission payments associated with purchases and sales are reported under »Net fee and commission income«.

EUR million	1 Jan.-31 Dec. 2012	1 Jan.-31 Dec. 2011
Realized gains/losses	-18	10
Unrealized gains/losses	-22	-90
Total	**-40**	**-80**

The change in the fair value of the financial liabilities classified here includes measurement losses of EUR -144 million (previous year: EUR -25 million) in »Unrealized gains/losses« in conjunction with consideration given to LBBW's own credit quality in the measurement.

Net gains/losses from hedge accounting.

The net gains/losses from hedge accounting include the measurement gains/losses from effective hedging transactions as part of hedge accounting. The effect on profit or loss of hedging transactions not satisfying the effectiveness requirements of IAS 39 is reported under »Net trading gains/losses«.

EUR million	1 Jan.- 31 Dec. 2012	1 Jan.- 31 Dec. 2011
Portfolio fair value hedge	-17	-12
of which hedged items	-176	-36
of which hedging instruments	159	24
Micro fair value hedge	-4	0
of which hedged items	117	56
of which hedging instruments	-121	-56
Total	**-21**	**-12**

27. Other operating income/expenses.

EUR million	1 Jan.- 31 Dec. 2012	1 Jan.- 31 Dec. 2011
Disposal of inventories	228	266
Reversals of other provisions	50	33
Reversals of impairment on inventories	30	35
Revenues from property services	22	21
Income from cost refunds by third parties	21	27
Management of other property portfolios	20	29
Operating lease	20	16
Fixed assets and intangible assets	12	5
Miscellaneous operating income	102	90
Other operating income	**505**	**522**
Disposal of inventories	-216	-263
Additions to other provisions	-161	-101
Impairment of inventories	-9	-28
Management of other property portfolios	-5	-11
Operating lease	-3	-3
Miscellaneous operating expenses	-189	-137
Other operating expenses	**-583**	**-543**
Total	**-78**	**-21**

Compared with the previous year, the disposal of the subgroup LBBW Immobilien GmbH with its residential real estate portfolio resulted in lower contributions to results. At the same time, precautionary provisions created for legal risks drove up other operating expenses.

The income and expenses from the disposal of inventories primarily result from the sale of land and buildings, as well as development measures.

Income and expenses from the management of other property portfolios relates to land and buildings intended for sale, which are reported under »Other assets« in the inventories.

28. Net income/expenses from investment property.

EUR million	1 Jan.- 31 Dec. 2012	1 Jan.- 31 Dec. 2011
Rental income	56	130
Income from disposals	6	5
Income from investment property	**62**	**135**
Operating expenses for leased properties	-15	-42
Other expenses	-5	0
Expenses for investment property	**-20**	**-42**
Net gains/losses from fair value measurement	3	122
Total	**45**	**215**

The reduction in this item is largely associated with the sale of the LBBW Immobilien GmbH subgroup in the first quarter of 2012 (see Note 3).

29. Allowances for losses on loans and advances.

EUR million	1 Jan.- 31 Dec. 2012	1 Jan.- 31 Dec. 2011
Reversal of allowances for losses on loans and advances	518	721
Net gains/losses from provisions for lending business	90	-130
Recoveries on loans and advances already written off	14	12
Direct loan write-offs	-79	-78
Additions to allowances for losses on loans and advances	-679	-678
Other expenses for the lending business	-7	-7
Total	**-143**	**-160**

30. Net gains/losses from financial investments.

Net gains/losses from financial investments includes disposal and remeasurement (including impairment) results on securities from the loans and receivables (LaR) and available for sale (AfS) categories, as well as on equity investments and shares in non-consolidated companies and companies not accounted for using the equity method. This item also includes reversals of impairment losses on debt instruments following credit-based write-downs to the amount of the amortized cost.

EUR million	1 Jan.-31 Dec. 2012	1 Jan.-31 Dec. 2011
Net gains/losses on the disposal	161	71
of which derivatives structure	-19	-178
of which securities	8	-27
of which equity investments	172	276
Impairment	-30	-840
Reversals of impairment losses	14	21
Net gains/losses from financial investments (AfS)	**145**	**-748**
Net gains/losses on the disposal	-9	67
of which securities	-9	66
of which equity investments	0	1
Impairment	-70	-89
Reversals of impairment losses	31	92
Net gains/losses from reimbursement rights of the state guarantee	-17	-37
Net gains/losses from financial investments (LaR)	**-65**	**33**
Total	**80**	**-715**

Net gains/losses from AfS financial investments improved, particularly due to lower impairments and higher income from disposals compared with the previous year. The absence of charges incurred in the previous year from exposure to Southern European states had a positive effect here. In addition, the reversal of a derivative structure led to lower expenses and the disposal of equity investments continued to generate a positive result.

The decline in earnings from the LaR financial investments is largely due to negative disposal transactions for securities and fewer reversals of impairment losses. Net gains/losses from reimbursement claims of the guarantee arise from the risk shield agreed with the State of Baden-Württemberg for a defined securitization portfolio sized at EUR 6.7 billion. The reduction in the reimbursement claim is attributable to exchange rate fluctuations and recoveries in the prices of these securities.

31. Net income/expenses from investments accounted for using the equity method.

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Current income - associates	58	37
Reversals of impairment losses	13	0
Current income - joint ventures	3	2
Income from investments accounted for using the equity method	**74**	**39**
Impairment - associates	-17	-23
Impairment - joint ventures	-2	-16
Current expenses - associates	0	-1
Expenses from investments accounted for using the equity method	**-19**	**-40**
Total	**55**	**-1**

Goodwill accounts for EUR -9 million (previous year: EUR -23 million) of impairments on associates.

32. Administrative expenses.

The LBBW Group's administrative expenses comprise staff costs and other administrative expenses, as well as depreciation, amortization and write-downs of intangible assets and property and equipment.

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Wages and salaries	-763	-734
Expenses for pensions and benefits	-136	-125
Social security contributions	-113	-114
Other staff costs	-47	-24
Staff costs	**-1 059**	**-997**
IT costs	-146	-122
Legal and consulting expenses	-119	-97
Expenses from operating leases	-58	-67
Cost of premises	-57	-63
Association and other contributions	-36	-26
Advertising, public relations and representation costs	-28	-26
Audit costs	-12	-10
Other administrative expenses	-214	-179
Other administrative expenses	**-670**	**-590**
Amortization and write-downs of intangible assets	-68	-76
Depreciation and write-downs of property and equipment	-63	-64
Depreciation, amortization, and write-downs	**-131**	**-140**
Total	**-1 860**	**-1 727**

Expenses for pensions and other benefits include:

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Expenses for defined benefit obligations	**-126**	**-111**
Interest expense	-90	-87
Current service cost	-44	-34
Other income and expenses	0	1
Expected return on plan assets	8	9
Other expenses for pensions and benefits	**-7**	**-10**
Expenses for defined contribution obligations	**-3**	**-4**
Total	**-136**	**-125**

In addition to the expenses for pensions, the Company paid EUR -64 million in the financial year (previous year: EUR -67 million) into the German pension fund for employees and recorded this as an expense under »Social security contributions«.

Other administrative expenses of EUR -214 million (previous year: EUR -179 million) include expenses of EUR -92 million for the bank levy charged in Germany (previous year: EUR -57 million). Other administrative expenses also include office and motor vehicle expenses of EUR -18 million (previous year: EUR -21 million) as well as postage, transportation and communication costs of EUR -19 million (previous year: EUR -20 million).

For further explanations on leasing business, please see Note 70.

The fee of EUR -12 million (previous year: EUR -10 million) for audit costs comprises the following items:

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Audit services	-6	-6
Audit-related services	-1	-1
Other services	-5	-3
Total	**-12**	**-10**

33. Net income/expenses from restructuring.

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Reversal of provisions for restructuring measures	22	20
Additions to restructuring provisions	-6	-4
Ongoing expenses for restructuring measures	-6	-1
Total	**10**	**15**

34. Income tax.

Income and expenses from income taxes are broken down as follows:

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Income tax in the reporting period	-23	-67
Income tax from previous years	50	21
Current income tax	**27**	**-46**
of which decrease in actual income tax expense from utilization of previously unrecognized loss carryforwards and tax credits	3	21
of which decrease in actual income tax expense from temporary differences from earlier periods not taken into consideration	0	53
Deferred income tax	**-28**	**26**
of which deferred income tax expense/income from change in temporary differences	57	124
of which deferred tax expense/income from change in tax rates	-10	-5
of which deferred tax expense/income from change in write-downs	-48	-97
of which decrease in deferred income tax expense from previously unrecognized prior-period temporary differences	-8	1
of which decrease in deferred income tax expense from previously unrecognized loss carryforwards and tax credits	11	99
Total	**-1**	**-20**

The following reconciliation shows the relationship between reported and expected income taxes:

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Net consolidated profit/loss before tax	**399**	**86**
Applicable tax rate	30.34%	30.34%
Expected income tax	**-121**	**-26**
Tax effects		
from non-deductible operating expenses	-171	-31
from value adjustments	-80	-189
from taxes from the previous year recorded in the financial year	67	-11
from permanent tax effects	86	48
from changes in tax rates	-5	6
from non-deductible income tax (withholding tax and foreign taxes)	-1	-2
from differing tax rates affecting on deferred taxes as shown in profit or loss	14	-13
from other differences	3	2
from tax-free income	207	196
Total	**-1**	**-20**

The applicable tax rate for the reconciliation is calculated as the corporate income tax rate of 15% applicable in Germany at the reporting date (previous year: 15%), plus the solidarity surcharge of 5.5% (previous year: 5.5%) and the trade tax rate (average: 14.51%, previous year: 14.51%) depending on the relevant multiplier (Hebesatz). This results in a total domestic tax rate of 30.34% for the Group (previous year: 30.34%).

The effects of other non-deductible operating expenses include, in particular, tax effects arising from the disposal of equity investments and write-downs of EUR 100 million (previous year: EUR 2 million), as well as the balance of non-deductible »Interbranch expenses« and tax-free »Interbranch income« (LBBW's US branch) amounting to EUR -20 million (previous year: EUR -18 million).

The tax effect of value adjustments essentially comprises effects of EUR -38 million from the write-down on deferred tax assets.

The tax-free income is mainly related to the disposal of Group companies.

No deferred taxes were stated for the following loss carryforwards and temporary differences:

EUR million	31 Dec. 2012	31 Dec. 2011
Unrecognized loss carryforwards as at the balance sheet date	3954	3829
of which expire in 2014 and thereafter	329	0
of which non-forfeitable	3625	3829
Unrecognized temporary differences at the balance sheet date	229	286

Deferred tax assets are potential tax benefits arising from temporary differences between the carrying amounts of the assets and liabilities in the IFRS consolidated balance sheet and the tax base. Deferred income tax liabilities are potential income taxes payable arising from temporary differences between the carrying amounts of assets and liabilities in the IFRS balance sheet and the tax base.

Deferred tax assets and liabilities were recognized in connection with the following items:

	Deferred tax assets		Deferred tax liabilities	
EUR million	2012	2011	2012	2011
Assets				
Loans and advances (including allowances for losses on loans and advances)	1296	382	-267	-384
Financial assets measured at fair value through profit or loss	2254	1140	-380	-2702
Financial investments	2913	2937	-257	-381
Non-current assets held for sale and disposal groups	0	17	0	-42
Intangible assets	5	6	-27	-33
Property and equipment/investment property	27	51	-206	-263
Other assets	102	85	-9	-17
Equity and liabilities				
Liabilities	92	100	-4668	-3416
Financial liabilities measured at fair value through profit or loss	6	2094	-1175	-5
Provisions	417	306	-2	-52
Other liabilities	404	674	-27	0
Loss and interest carryforwards	603	642	0	0
Net amount	-6848	-7075	6848	7075
Total[1]	**1271**	**1359**	**-170**	**-220**
of which changes recognized in profit or loss	-269	-18580	242	18621
of which changes in other income	-20	173	-17	30
of which other changes recognized directly in equity	-6	-5	33	4
Change during the financial year	**-295**	**-18412**	**258**	**18655**

1) The prior-year amounts include deferred tax assets and liabilities from disposal groups.

The excess of deferred tax assets over deferred tax liabilities totals EUR 1 100 million (previous year: EUR 1 139 million). The utilization of this tax benefit was accounted for with a corresponding budget account based on LBBW's stable and sustainable business model.

Notes to the balance sheet.

35. Cash and cash equivalents.

EUR million	31 Dec. 2012	31 Dec. 2011
Balances with central banks	2737	5581
Cash	129	195
Debt instruments issued by public-sector institutions and bills of exchange	43	72
Total	**2909**	**5848**

Balances with central banks include balances with Deutsche Bundesbank of EUR 1 102 million (previous year: EUR 4909 million).

36. Loans and advances to banks.

Breakdown by business type.

EUR million	31 Dec. 2012	31 Dec. 2011
Public-sector loans	37515	43659
Securities repurchase transactions	4826	8409
Other loans	3429	4023
Borrower's note loans	1720	2010
Money market transactions	478	680
Other receivables	2098	830
Total	**50066**	**59611**

Breakdown by region.

EUR million	31 Dec. 2012	31 Dec. 2011
Banks within Germany	43826	49774
Banks outside Germany	6240	9837
Total	**50066**	**59611**

The decline in loans and advances to banks includes, amongst other things, a reclassification of EUR 651 million in the portfolio into loans and advances to customers. Loans and advances to central counterparties account for EUR 1 509 million of total loans and advances to banks.

Loans and advances to banks of EUR 17623 million (previous year: EUR 20585 million) are due within 12 months. The proportion of these in the overall portfolio raised by 0.7% to 35.2% year-on-year.

37. Loans and advances to customers.

Breakdown by business type.

EUR million	31 Dec. 2012	31 Dec. 2011
Other loans	30821	28292
Mortgage loans	28268	30899
Public-sector loans	23476	27926
Receivables from finance leases	8328	8112
Transmitted loans	5360	5099
Securities repurchase transactions	5096	5273
Current account claims	4556	4763
Money market transactions	4038	5784
Borrower's note loans	2764	2586
Construction financing	2535	2748
Other receivables	1928	2312
Total	**117170**	**123794**

Breakdown by region.

EUR million	31 Dec. 2012	31 Dec. 2011
Customers within Germany	84034	88533
Customers outside Germany	33136	35261
Total	**117170**	**123794**

Loans and advances to customers include a reclassification of EUR 651 million from loans and advances to banks. Other loans include mainly syndicated loans of EUR 13113 million (previous year: EUR 13680 million). Loans and advances to central counterparties account for EUR 704 million of total loans and advances to customers.

Loans and advances to customers include prepayments of EUR 56 million (previous year: EUR 37 million).

Loans and advances to customers of EUR 35000 million (previous year: EUR 37447 million) are due within 12 months. The proportion of these in the overall portfolio fell by 0.4% to 29.9% year on year.

For explanations on leasing business, see Note 70.

38. Allowances for losses on loans and advances.

The allowances for losses on loans and advances deducted from assets changed as follows in the financial year:

EUR million	Specific/collective valuation allowance			Portfolio valuation allowance		
	Loans and advances to banks	Loans and advances to customers	of which from finance leases	Loans and advances to banks	Loans and advances to customers	of which from finance leases
Balance as at 1 January 2012	**175**	**2 556**	**170**	**10**	**204**	**17**
Utilization	-171	-376	-39	0	0	0
Additions	11	561	44	6	101	14
Reversals	0	-369	-16	-8	-141	-4
Change in present value brought about by the change in remaining lifetime (unwinding)	0	-56	-2	0	0	0
Changes resulting from exchange rate fluctuations and other changes	-1	6	3	0	-3	-3
Balance as at 31 December 2012	**14**	**2 322**	**160**	**8**	**161**	**24**

EUR million	Specific/collective valuation allowance			Portfolio valuation allowance		
	Loans and advances to banks	Loans and advances to customers	of which from finance leases	Loans and advances to banks	Loans and advances to customers	of which from finance leases
Balance as at 1 January 2011	**433**	**3 025**	**179**	**9**	**250**	**18**
Utilization	-265	-407	-34	0	0	0
Additions	19	533	43	7	120	4
Reversals	-10	-540	-17	-6	-165	-4
Change in present value brought about by the change in remaining lifetime (unwinding)	-2	-77	-2	0	0	0
Changes resulting from exchange rate fluctuations and other changes	0	22	1	0	-1	-1
Balance as at 31 December 2011	**175**	**2 556**	**170**	**10**	**204**	**17**

Please refer to Note 52 for explanations on provisions for lending business. For explanations on leasing business, see Note 70.

39. Financial assets measured at fair value through profit or loss.

EUR million	31 Dec. 2012	31 Dec. 2011
Trading assets	101 375	101 684
Financial assets designated at fair value	3 063	4 145
Positive fair values from hedging derivatives	6 026	10 441
Total	**110 464**	**116 270**

Trading assets and financial assets designated at fair value.

	Trading assets		Financial assets designated at fair value	
EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2012	31 Dec. 2011
Debentures and other fixed-income securities	19 523	17 644	1 067	1 938
Money market instruments	2 810	5 378	1	1
Bonds and debentures	16 713	12 266	1 066	1 937
Equities and other non-fixed-income securities	454	344	225	268
Equities	182	131	0	0
Investment units	272	207	218	261
Other securities	0	6	7	7
Others	28 850	26 727	604	792
Borrower's note loans	3 785	3 294	514	617
Other money market transactions	23 928	22 422	0	0
Other loans and receivables			28	28
Miscellaneous	1 137	1 011	62	147
Positive fair values from derivative financial instruments[1]	52 548	56 969	1 167	1 147
Total	**101 375**	**101 684**	**3 063**	**4 145**

1) The financial assets designated at fair value include hedging derivatives of the held-for-trading category that do not qualify for a hedging relationship in accordance with IAS 39.

The carrying amount of securities transferred by way of repurchase agreements was EUR 6 987 million on the reporting date (previous year: EUR 10 549 million) and that of securities transferred by way of lending agreements was EUR 2 238 million (previous year: EUR 8 982 million). The corresponding liabilities are reported under »Deposits from banks«, »Deposits from customers«, and »Trading liabilities« (see Notes 48, 49 and 51).

The securities in the trading assets and securities designated at fair value are classified based on their marketability and stock exchange listing status as follows:

	Trading assets		Financial assets designated at fair value	
EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2012	31 Dec. 2011
Marketable and listed securities	16 336	15 842	533	1 067
Marketable and unlisted securities	3 641	2 146	759	1 139
Total	**19 977**	**17 988**	**1 292**	**2 206**

Trading assets and money market instruments, bonds and debentures designated at fair value are divided between public-sector and other issuers as follows:

	Trading assets		Financial assets designated at fair value	
EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2012	31 Dec. 2011
Public-sector issuers	6104	4352	200	196
Other issuers	13419	13292	867	1742
Total	**19523**	**17644**	**1067**	**1938**

Positive fair values from hedging derivatives.

The positive fair values from derivatives which are used to secure hedged items against the interest rate risk are included in this item. Interest rate swaps and cross-currency interest rate swaps were designated as hedging instruments.

EUR million	31 Dec. 2012	31 Dec. 2011
Positive fair values from portfolio fair value hedges	4801	8925
Positive fair values from micro fair value hedges	1222	1508
Positive fair values from cash flow hedges	3	8
Total	**6026**	**10441**

The drop in positive fair values from hedging derivatives was largely due to the fact that substantially fewer qualifying hedging derivatives were included in the fair value hedge accounting portfolio as at the reporting date compared with year-end 2011.

The positive fair values from hedging derivatives are broken down by hedged items as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Assets		
Derivative hedges on loans and advances to banks	0	1
Derivative hedges on loans and advances to customers	2	9
Derivative hedges on financial investments		
AfS category	6	27
Equity and liabilities		
Derivative hedges on deposits from banks	90	66
Derivative hedges on deposits from customers	422	517
Derivative hedges on securitized liabilities	434	620
Derivative hedges on subordinated liabilities	271	276
Derivative hedges on portfolio fair value hedges	4801	8925
Total	**6026**	**10441**

40. Financial investments.

EUR million	31 Dec. 2012	31 Dec. 2011
Debentures and other fixed-income securities	51 207	61 706
Money market instruments	0	289
Bonds and debentures	51 144	61 337
Refund claim (guarantee)	63	80
Equities and other non-fixed-income securities	6	9
Investment units	3	6
Other securities	3	3
Equity investments	971	1 114
Shares in affiliates	587	618
Total	**52 771**	**63 447**

The decrease in financial investments in the previous financial year is the result particularly of maturities and disposals of bonds and debentures of public-sector issuers.

The carrying amounts for securities used for repurchase agreements amounted to EUR 2 824 million on the reporting date (previous year: EUR 2 652 million). No securities were used for lending transactions in the financial year (previous year: EUR 29 million). The corresponding liabilities are reported under »Deposits from banks«, »Deposits from customers«, and »Trading liabilities« (see Notes 48, 49 and 51).

Under the item »Bonds and debentures«, financial investments include the ABS portfolio with nominal amount of EUR 9.0 billion still outstanding (original outstanding nominal amount: EUR 17.6 billion), which was secured up to EUR 6.7 billion (maximum guarantee) through a guarantee structure with a guarantee company of the State of Baden-Württemberg. The securitizations in the ABS portfolio are essentially assigned to the LaR category and only to a limited extent to the AfS and FVO categories. In a more specific agreement with the guarantee company, it was contractually agreed that defaults on structured securities would be borne by the Bank within the first loss to the amount of EUR 1.9 billion. The maximum guarantee therefore fulfills the requirements for recognition as a financial guarantee.

The maximum guarantee for the ABS portfolio is not an integral component of the respective financial assets. The expected default risks on the guaranteed reference assets in the LaR and AfS categories were addressed adequately through the creation of write-downs, taking into account the Bank's first loss of EUR 1.9 billion. A refund claim was capitalized as of 31 December 2012 at the amount of the impairment exceeding the first loss, amounting to EUR 63 million (previous year: EUR 80 million). In the income statement the amount of impairment and the refund claim are reported in the »Net income/expenses from financial investments«.

The securities held as financial investments are classified as follows by marketability and stock exchange listing items:

EUR million	31 Dec. 2012	31 Dec. 2011
Marketable and listed securities	42 728	50 334
Marketable and unlisted securities	8 470	11 076
Non-marketable securities	15	305
Total	**51 213**	**61 715**

Money market instruments, bonds and debentures in financial investments are divided between public-sector and other issuers as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Public-sector issuers	10 268	9 220
Other issuers	40 876	52 406
Total	**51 144**	**61 626**

Changes in the non-current financial investments in the 2011 and 2012 financial years are shown in the table below:

EUR million	Equity investments	Shares in affiliates	Total
Historical cost			
Balance as at 1 January 2012	856	671	1 527
Additions	8	19	27
Disposals	-139	-91	-230
Changes from foreign currency translation	-1	0	-1
Transfer to non-current assets and disposal groups held for sale	-9	0	-9
Transfer from non-current assets and disposal groups held for sale	69	31	100
Balance as at 31 December 2012	**784**	**630**	**1 414**
Write-downs			
Balance as at 1 January 2012	-305	-173	-478
Write-downs in the financial year	-15	-12	-27
Changes from foreign currency translation	1	0	1
Transfers and other changes	67	2	69
Transfer to non-current assets and disposal groups held for sale	4	0	4
Transfer from non-current assets and disposal groups held for sale	-35	-8	-43
Balance as at 31 December 2012	**-283**	**-191**	**-474**
Changes in fair value			
Balance as at 1 January 2012	563	120	683
Changes in fair value	43	15	58
Transfers to P&L	-136	5	-131
Transfer from non-current assets and disposal groups held for sale	0	8	8
Balance as at 31 December 2012	**470**	**148**	**618**
Carrying amount as at 31 December 2012	**971**	**587**	**1 558**

EUR million	Equity investments	Shares in affiliates	Total
Historical cost			
Balance as at 1 January 2011	928	764	1 692
Additions	71	1	72
Disposals	-209	-31	-240
Changes from foreign currency translation	2	0	2
Transfers and other changes	91	-33	58
Transfer to non-current assets and disposal groups held for sale	-27	-30	-57
Balance as at 31 December 2011	**856**	**671**	**1 527**
Write-downs			
Balance as at 1 January 2011	-297	-154	-451
Write-downs in the financial year	-13	-46	-59
Changes from foreign currency translation	-2	0	-2
Transfers and other changes	6	19	25
Transfer to non-current assets and disposal groups held for sale	1	8	9
Balance as at 31 December 2011	**-305**	**-173**	**-478**
Changes in fair value			
Balance as at 1 January 2011	636	134	770
Changes in fair value	-73	-14	-87
Balance as at 31 December 2011	**563**	**120**	**683**
Carrying amount as at 31 December 2011	**1 114**	**618**	**1 732**

41. Shares in investments accounted for using the equity method.

EUR million	31 Dec. 2012	31 Dec. 2011
Associates	267	255
Joint ventures	36	38
Total	**303**	**293**

The aggregate assets, liabilities, revenues and profits and/or losses for the period of the associates accounted for using the equity method are presented in the following table:

EUR million	31 Dec. 2012	31 Dec. 2011
Total assets	15 043	14 905
Total liabilities	13 852	13 833
Total equity	1 191	1 072
Revenues	564	516
Profit or loss for the period	186	111

Associates that are not measured using the equity method due to non-materiality featured assets of EUR 2 043 million (previous year: EUR 1 876 million), liabilities of EUR 1 381 million (previous year: 1 244 million) and net profit of EUR 20 million for the period (previous year: EUR 8 million).

The following information was stated for the joint ventures measured using the equity method corresponding to the participation rate, in accordance with IAS 31.56:

EUR million	31 Dec. 2012	31 Dec. 2011
Current assets	83	72
Non-current assets	26	23
Short-term liabilities	63	45
Long-term liabilities	20	24
Expenses	-26	-26
Income	28	29

42. Non-current assets and disposal groups held for sale. The restructuring plan for the reorganization of the LBBW Group resolved by the Board of Managing Directors envisages the disposal of various equity investments. The resolution was passed upon approval of the restructuring plan by the previous Supervisory Board and communication to the EU Commission dated 3 December 2009. Within the scope of the restructuring plan, negotiations on the sale of non-current assets and disposal groups were entered into or held during the financial year.

The LBBW Immobilien GmbH subgroup was divided into two segments - Residential and Commercial. The Commercial segment that was retained within the LBBW Group was integrated in the LBBW Immobilien Management GmbH subgroup.
The LBBW Immobilien GmbH subgroup including its subsidiaries was sold effective 28 March 2012. This disposal group was allocated to the Corporates reporting segment.

In addition, equity investments in Wüstenrot & Württembergische AG, Stuttgart, SV SparkassenVersicherung Holding AG, Stuttgart, Universal-Investment-Gesellschaft mbH, Frankfurt and Bankhaus Ellwanger & Geiger KG, Stuttgart which were still classified as held for sale on 30 June 2012, were disposed of in the second half of 2012. These disposals affect the Corporate items segment.

As at 31 December 2012, the criteria for classification according to IFRS 5 for the following non-current assets have been fulfilled:

- LBBW is still in negotiation about the disposal of an equity investment that was already classified as a non-current asset held for sale at the previous reporting date. The equity investment held for disposal is allocated to the Corporate Items segment. The sale of the equity investment is expected to be concluded by the end of 2013 at the latest.
- Additionally, the criteria for non-current assets held for sale were fulfilled for a subsidiary's owner-occupied building. The subsidiary is assigned to the Credit Investment segment.

In the second half of 2012 the Bank gave up attempts to dispose of three further equity investments that still met the criteria for non-current assets held for sale as at 30 June 2012.

Impairment was not necessary in connection with the reclassification of the non-current assets in accordance with IFRS 5.

The main groups of assets and liabilities classified as held for sale are as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Assets		
Loans and advances to banks	0	17
Loans and advances to customers	0	2
Allowances for losses on loans and advances	0	-1
Financial investments	16	274
Investment property	0	1 346
Property and equipment	7	6
Income tax assets	0	2
Other assets	0	52
Total	**23**	**1 698**
Equity and liabilities		
Deposits from banks	0	365
Deposits from customers	0	68
Provisions	0	10
Income tax liabilities	0	45
Other liabilities	0	38
Total	**0**	**526**

43. Intangible assets.

The changes in intangible assets are shown in the following table:

EUR million	Software	Goodwill	Advance payment on intangible assets	Other intangible assets	Internally generated intangible assets	Total
Historical cost						
Balance as at 1 January 2012	627	969	23	44	0	1 663
Changes in the scope of consolidation/other	-1	-36	0	0	0	-37
Additions	28	0	15	0	1	44
Transfers	13	0	-18	0	0	-5
Disposals	-5	0	0	0	0	-5
Balance as at 31 December 2012	**662**	**933**	**20**	**44**	**1**	**1 660**
Amortization and impairment losses/reversals of impairment losses						
Balance as at 1 January 2012	-526	-534	0	-36	0	-1 096
Changes in the scope of consolidation/other	1	0	0	0	0	1
Amortization	-66	0	0	-1	0	-67
Write-downs	-1	0	0	0	0	-1
Disposals	5	0	0	0	0	5
Balance as at 31 December 2012	**-587**	**-534**	**0**	**-37**	**0**	**-1 158**
Carrying amounts						
Balance as at 1 January 2012	101	435	23	8	0	567
Balance as at 31 December 2012	75	399	20	7	1	502

EUR million	Software	Goodwill	Advance payment on intangible assets	Other intangible assets	Internally generated intangible assets	Total
Historical cost						
Balance as at 1 January 2011	603	969	14	32	0	1 618
Additions	33	0	18	0	0	51
Transfers	6	0	-9	0	0	-3
Disposals	-23	0	0	0	0	-23
Transfer to non-current assets and disposal groups held for sale	8	0	0	12	0	20
Balance as at 31 December 2011	**627**	**969**	**23**	**44**	**0**	**1 663**
Amortization and impairment losses/reversals of impairment losses						
Balance as at 1 January 2011	-472	-519	0	-23	0	-1 014
Amortization	-75	0	0	-1	0	-76
Write-downs	0	-15	0	0	0	-15
Disposals	22	0	0	0	0	22
Transfer to non-current assets and disposal groups held for sale	-1	0	0	-12	0	-13
Balance as at 31 December 2011	**-526**	**-534**	**0**	**-36**	**0**	**-1 096**
Carrying amounts						
Balance as at 1 January 2011	131	450	14	9	0	604
Balance as at 31 December 2011	101	435	23	8	0	567

Amortization and write-downs of intangible assets, both scheduled and unscheduled - with the exception of goodwill (separate item in the income statement) - are recognized in the »Amortization and write-downs of intangible assets« item in »Administrative expenses«.

Goodwill.

The carrying amount of goodwill and the gross amounts and cumulative impairments in the business segments Corporates I, Corporates II, International Business, and the Financial Markets segment developed as follows during the financial year:

	Corporates I		Corporates II		International Business		Financial Markets		Total	
EUR million	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Balance as at 1 January	198	198	221	221	0	15	16	16	435	450
Impairment	0	0	0	0	0	-15	0	0	0	-15
Changes in the scope of consolidation/other	0	0	-36	0	0	0	0	0	-36	0
Balance as at 31 December	**198**	**198**	**185**	**221**	**0**	**0**	**16**	**16**	**399**	**435**
Gross amount of goodwill	435	435	449	485	33	33	16	16	933	969
Cumulative impairment	-237	-237	-264	-264	-33	-33	0	0	-534	-534

There is no goodwill in business segments other than those presented above.

The impairment tests on goodwill in the 2012 financial year did not result in any impairments as the recoverable amount for all business segments exceeded their corresponding carrying amounts. The disposal of goodwill of EUR -36 million in the Corporates II business segment is explained by the sale of the LBBW Immobilien GmbH subgroup and its subsidiaries.

A goodwill impairment took place in the previous year as part of the realignment of the business segments or segments. The impairment test showed that the recoverable amount for the then new business segment International Business was lower than its corresponding carrying amount; consequently, the allocated goodwill amounting to EUR 15 million had to be written down in full as at 1 May 2011. This was mainly due to the reduction of business volumes planned as part of the realignment of the LBBW Group, as well as to the economic situation.

The capitalization rate used for the Corporates I segment is 10.0% or 8.25% as a perpetual annuity. The corresponding values for the Corporates II and Financial Markets segments are 9.70% and 7.95%, and 10.0% and 9.0%.

The capitalization rate used for the Corporates I segment in 2011 was 8.8% or 6.8% as a perpetual annuity. The corresponding values for the Corporates II and Financial Markets segments were 8.5% and 7.0%, and 9.5% and 8.5%. The capitalization rates shown are post-tax interest rates. Pre-tax capitalization rates in accordance with IAS 36.55 have been calculated retrospectively.

No goodwill arose for the business segment International Business in 2012. Capitalization rates of 9.5% and 8.5% were used as a perpetual annuity in the previous year.

Sensitivity considerations were initiated in relation to the goodwill allocated to cash-generating units. In view of the fact that the recoverable amount was considerably higher than the carrying amount, management is of the opinion that realistic changes to important assumptions for calculating the recoverable amount of the goodwill-bearing Corporates I, Corporates II, and Financial Markets segments would not result in any impairment.

44. Investment property.

The carrying amounts of the investment property measured at fair value developed as follows in the year under review:

EUR million	2012	2011
Carrying amount as at 1 January	**469**	**1 726**
Additions	0	7
Disposals	-12	-55
Transfer to non-current assets and disposal groups held for sale	0	-1 346
Transfers out of/into inventories and property and equipment	54	-2
Changes in fair value from assets	3	122
Changes in fair value due to disposals or impairment	2	17
Carrying amount as at 31 December	**516**	**469**

Transfers into/out of inventories and property and equipment resulted mainly from the reclassification of a property of LBBW Immobilien Management GmbH from inventories into investment property.

45. Property and equipment.

The following table shows the changes in property and equipment:

EUR million	Land and buildings	Technical equipment and machinery	Operating and office equipment	Advance payments and assets under construction	Leased assets under finance leases	Leased assets under operating leases	Total
Historical cost							
Balance as at 1 January 2012	778	109	495	22	10	140	1 554
Changes in the scope of consolidation	0	0	-2	0	0	0	-2
Currency translation differences	1	0	1	0	0	0	2
Additions	4	7	11	4	0	3	29
Transfers	-71	4	23	-21	0	65	0
Disposals	-1	-1	-38	-1	0	-3	-44
Transfer to non-current assets and disposal groups held for sale	-9	0	0	0	0	0	-9
Balance as at 31 December 2012	**702**	**119**	**490**	**4**	**10**	**205**	**1 530**
Amortization and impairment losses/ reversals of impairment losses							
Balance as at 1 January 2012	-287	-83	-344	0	-5	-77	-796
Changes in the scope of consolidation	0	0	2	0	0	0	2
Amortization	-20	-7	-35	0	-1	-3	-66
Transfers	6	0	-1	0	0	-3	2
Disposals	0	1	35	0	0	2	38
Balance as at 31 December 2012	**-301**	**-89**	**-343**	**0**	**-6**	**-81**	**-820**
Carrying amounts							
Balance as at 1 January 2012	491	26	151	22	5	63	758
Balance as at 31 December 2012	401	30	147	4	4	124	710

EUR million	Land and buildings	Technical equipment and machinery	Operating and office equipment	Advance payments and assets under construction	Leased assets under finance leases	Leased assets under operating leases	Total
Historical cost							
Balance as at 1 January 2011	735	120	525	16	10	126	1 532
Additions	56	2	11	13	0	0	82
Transfers	-15	1	11	-7	0	14	4
Disposals	-15	-14	-53	0	0	0	-82
Transfer to non-current assets and disposal groups held for sale	17	0	1	0	0	0	18
Balance as at 31 December 2011	**778**	**109**	**495**	**22**	**10**	**140**	**1 554**
Amortization and impairment losses/ reversals of impairment losses							
Balance as at 1 January 2011	-294	-90	-357	0	-4	-66	-811
Amortization	-17	-7	-39	0	-1	-3	-67
Transfers	9	0	0	0	0	-8	1
Disposals	11	14	50	0	0	0	75
Transfer to non-current assets and disposal groups held for sale	4	0	2	0	0	0	6
Balance as at 31 December 2011	**-287**	**-83**	**-344**	**0**	**-5**	**-77**	**-796**
Carrying amounts							
Balance as at 1 January 2011	441	30	168	16	6	60	721
Balance as at 31 December 2011	491	26	151	22	5	63	758

Amortization and write-downs are recognized in the »Depreciation of property and equipment« item in »Administrative expenses«.

46. Income tax assets.

EUR million	31 Dec. 2012	31 Dec. 2011
Current income tax assets	182	265
of which in Germany	162	189
of which outside Germany	20	76
Deferred income tax assets	1 271	1 359
Total	**1 453**	**1 624**

Of the current income tax assets, EUR 182 million is due within one year (previous year: EUR 265 million). Deferred income tax assets amounting to EUR 1 271 million have a term of over 12 months (previous year: EUR 1 359 million).

For a detailed description of income tax assets, see Note 34.

47. Other assets.

EUR million	31 Dec. 2012	31 Dec. 2011
Inventories	1 034	1 026
Receivables from tax authorities	13	16
Receivables from investment income received in the same period	7	14
Other miscellaneous assets	310	124
Total	**1 364**	**1 180**

»Other assets« include assets amounting to EUR 36 million (previous year: EUR 47 million) with a term of more than 12 months.

The inventories can be broken down as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Land and land rights, with unfinished buildings	709	623
Work in progress and development measures	107	118
Land and land rights, with finished buildings	102	189
Land and land rights, without buildings	26	31
Other inventories	90	65
Total	**1 034**	**1 026**

The carrying amount of inventories recognized at fair value less costs to sell is EUR 10 million (previous year: EUR 8 million). In the financial year, borrowing costs for inventories were capitalized at the amount of EUR 7 million (previous year: EUR 8 million).

LBBW recognizes precious metal portfolios, among other things, under »Other inventories«.

48. Deposits from banks.

Breakdown by business type.

EUR million	31 Dec. 2012	31 Dec. 2011
Securities repurchase transactions	15 388	29 056
Borrower's note loans	13 743	13 753
Money market transactions	3 910	4 655
Public-sector registered covered bonds issued	3 815	4 092
Current account liabilities	2 487	1 444
Mortgage-backed registered covered bonds issued	439	723
Leasing business	354	368
Other liabilities	24 100	23 745
Total	**64 236**	**77 836**

Breakdown by region.

EUR million	31 Dec. 2012	31 Dec. 2011
Banks within Germany	58 564	58 136
Banks outside Germany	5 672	19 700
Total	**64 236**	**77 836**

The decline in deposits from banks is mainly due to the reclassification of counterparties into deposits from customers of EUR 7325 million. Total deposits from banks include EUR 6 993 million in deposits from central counterparties.

Deposits from banks of EUR 27 748 million (previous year: EUR 36 625 million) are due within 12 months. The proportion of these in the overall portfolio has fallen by 3.9% to 43.2% year on year.

49. Deposits from customers.

Breakdown by business type.

EUR million	31 Dec. 2012	31 Dec. 2011
Current account liabilities	27312	24985
Money market transactions	17005	18584
Borrower's note loans	10755	11 843
Securities repurchase transactions	10001	1 164
Public-sector registered covered bonds issued	9232	11936
Savings deposits	7050	6571
Mortgage-backed registered covered bonds issued	1211	1261
Other liabilities	2766	3835
Total	**85332**	**80179**

Breakdown by region.

EUR million	31 Dec. 2012	31 Dec. 2011
Customers within Germany	71 892	76182
Customers outside Germany	13440	3997
Total	**85332**	**80179**

The increase in deposits from customers is largely due to the reclassification of counterparties from deposits from banks of EUR 7 325 million. Total deposits from customers includes EUR 7 325 million in deposits from central counterparties.

Deposits from customers of EUR 47 740 million (previous year: EUR 37 764 million) are due within 12 months. The proportion of these in the overall portfolio increased by 8.8% to 55.9% year on year.

50. Securitized liabilities.

Securitized liabilities primarily comprise issued debentures and other liabilities securitized in the form of transferable instruments.

EUR million	31 Dec. 2012	31 Dec. 2011
Issued debentures	59879	70128
Covered bonds	23108	29150
Other bonds	36771	40978
Other securitized liabilities	1710	1526
Total	**61589**	**71654**

The decline in securitized liabilities is mainly due to maturities of public covered bonds and bearer debentures.

See Note 69 for explanations regarding issuing activity.

51. Financial liabilities measured at fair value through profit or loss.

EUR million	31 Dec. 2012	31 Dec. 2011
Trading liabilities	85357	97847
Financial liabilities designated at fair value	7484	8783
Negative fair values from hedging derivatives	6891	10558
Total	**99732**	**117188**

Trading liabilities and financial liabilities designated at fair value.

	Trading liabilities		Financial liabilities designated at fair value	
EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2012	31 Dec. 2011
Negative fair values from trading derivatives and economic hedging derivatives[1]	51575	58546	300	517
Money market transactions	30722	37646	0	0
Securitized liabilities	2064	1473	3757	4328
Other financial liabilities	0	64	70	58
Delivery obligations from short sales of securities	958	86	0	0
Borrower's note loans	38	32	2721	3155
Subordinated liabilities			636	725
Total	**85357**	**97847**	**7484**	**8783**

1) The financial liabilities designated at fair value include economic hedging derivatives of the held-for-trading category that do not qualify for a hedging relationship in accordance with IAS 39.

The decline in trading liabilities is due for one to the transfer of derivatives to a central counterparty and the subsequent offsetting of the holdings. The volume of money market transactions was also lower. This was offset in part by the increase in the fair values of interest rate derivatives as a result of the lower interest rate level on the capital market.

The associated liabilities from securities repurchase agreements were reduced to zero in the financial year (previous year: EUR 48 million).

Negative fair values from hedging derivatives.

The negative fair values from derivatives that are used to secure hedged items against interest rate risk are reported in this item. Interest rate swaps and cross-currency interest rate swaps were designated as hedging instruments.

EUR million	31 Dec. 2012	31 Dec. 2011
Negative fair values from portfolio fair value hedges	4941	8612
Negative fair values from micro fair value hedges	1945	1944
Negative fair values from cash flow hedges	5	2
Total	**6891**	**10558**

The decline in negative fair values from hedging derivatives is due to circumstances in line with Note 39.

The negative fair values from hedging derivatives are broken down by hedged item as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Assets		
Derivative hedges on loans and advances to banks	35	55
Derivative hedges on loans and advances to customers	509	560
Derivative hedges on financial investments	1391	1308
AfS category	1386	1285
LaR category	5	23
Equity and liabilities		
Derivative hedges on deposits from banks	0	3
Derivative hedges on deposits from customers	5	2
Derivative hedges on securitized liabilities	10	18
Derivative hedges on portfolio fair value hedges	4941	8612
Total	**6891**	**10558**

52. Provisions.

EUR million	31 Dec. 2012	31 Dec. 2011
Provisions for pensions	2 293	1 734
Other provisions	613	507
of which restructuring-related provisions	254	312
Provisions for lending business	99	245
Other personnel-related provisions	128	114
Total	**3 133**	**2 600**

Provisions for pensions

The composition of net additions to provisions for pensions and other post-employment benefit obligations is shown in the following table:

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Interest expenses	-90	-87
Current service cost	-44	-34
Other income and expenses	0	1
Expected return on plan assets	8	9
Net additions to provisions for pensions and other post-employment benefit obligations	**-126**	**-111**

The present value of the defined benefit obligations is broken down into the following components:

EUR million	2012	2011
Balance as at 1 January	1 947	1 884
Changes in the scope of consolidation	2	3
Adjusted balance as at 1 January	**1 949**	**1 887**
Current service cost	44	34
Interest expense	90	87
Actuarial gains/losses	519	22
Pension benefits paid	-87	-83
Plan curtailments	-3	0
Balance as at 31 December	**2 512**	**1 947**

Obligations under defined benefit plans were calculated using the following actuarial assumptions:

in %	31 Dec. 2012	31 Dec. 2011
Employee turnover	5.50	5.50
Discount rate	3.25	4.75
Expected return on plan assets	4.00	4.00
Expected rate of salary increase	2.00	2.00
Expected rate of pension increase	1.90	1.90
Career dynamics	0.50	0.50

Life expectancy, marriage probability and disability were calculated using the 2005 Heubeck mortality tables. Commencement of retirement is determined using the retirement age in accordance with actuarial assumptions.

The fair value of plan assets consists of the following at year end:

EUR million	31 Dec. 2012	31 Dec. 2011
Shares and investment funds	212	206
Time deposits and other cash and cash equivalents	4	4
Fixed-income securities	3	3
Plan assets	**219**	**213**

None of the above assets are used directly by the LBBW Group.

The expected long-term return on plan assets is based on expected long-term inflation rates, interest rates, risk premiums and the target allocation of plan assets. These estimates also take into account the historical returns of individual asset classes and are calculated in conjunction with the investment advisors and retirement planning experts.

The fair value of plan assets changed as follows during the financial year:

EUR million	2012	2011
Balance as at 1 January	213	227
Expected return on plan assets	8	9
Actuarial gains/losses	7	-14
Employer contributions	1	1
Pension benefits paid	-10	-10
Balance as at 31 December	**219**	**213**

Actual income from the plan assets amounted to EUR 15 million in the financial year (previous year: EUR -5 million).

For the coming financial year estimated contributions to plan assets to be paid by the employeer amount to approximately EUR 1 million (previous year: EUR 1 million).

The present value of defined benefit obligations and the fair value of plan assets can be reconciled with the assets and liabilities as reported in the balance sheet as follows:

EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Present value of defined-benefit obligations	2 512	1 947	1 884	1 725	1 687
of which present value of defined-benefit obligations from unfunded plans	2 196	1 704	1 645	1 503	1 483
of which present value of defined-benefit obligations from wholly or partially funded plans	316	243	239	222	205
Fair value of plan assets	-219	-213	-227	-231	-218
Obligations not covered by plan assets	2 293	1 734	1 657	1 494	1 469
Actuarial gains/losses not recognized	0	0	0	1	1
Amount not recognized as an asset due to the restrictions of IAS 19.58 (b)	0	0	0	10	17
Provisions for pensions	**2 293**	**1 734**	**1 657**	**1 505**	**1 487**

The experience adjustments are listed in the following table:

EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2010	31 Dec. 2009	31 Dec. 2008
Experience adjustment (expense [-]/income [+]) on liabilities	-31	-22	-5	14	-25
Experience adjustment (expense [-]/income [+]) on assets	7	-14	0	13	-12

The following overview shows the sensitivity of the pension obligation as at the balance sheet date with regard to each isolated change to important assumptions. A change in the individual parameters of 0.5 percentage points would have had the following impact on the pension obligation at the end of the year under review, if all other assumptions remained constant:

EUR million	Increase of 0.5 pp	Decrease of 0.5 pp
Defined-benefit pensions		
Change in calculatory interest rate	-171	192
Change in expected income development	104	-97
Change in expected pension growth	37	-33

The actuarial reports required for measurement of plan assets, pension obligations, and sensitivity analyses were prepared as at 31 December 2012 and 31 December 2011.

Pension provisions are generally long-term liabilities.

Other provisions.
The following table shows changes in other provisions in the year under review:

EUR million	Other personnel-related visions	Provisions for credit risks	Other provisions	Total
Balance as at 31 December 2011	114	237	484	835
Adjustments in accordance with IAS 8	0	8	23	31
Balance as at 1 January 2012	**114**	**245**	**507**	**866**
Utilization	-27	0	-95	-122
Reversals	-6	-161	-65	-232
Additions	46	71	197	314
Transfers	1	-60	58	-1
Discount on non-current provisions	0	2	13	15
Changes in the scope of consolidation	0	0	-2	-2
Currency translation differences	0	2	0	2
Balance as at 31 December 2012	**128**	**99**	**613**	**840**

The other personnel-related provisions include mainly provisions for early retirement and partial retirement.

Plan assets amounting to EUR 11 million (previous year: EUR 10 million) were set up as at the balance sheet date for the obligation for settlement arrears from partial retirement contracts. The provisions for settlement arrears from partial retirement contracts amounting to EUR 14 million (previous year: EUR 15 million) were offset against the plan assets in line with IAS 19.128.

In total, provisions with a term of over 12 months worth EUR 543 million (previous year: EUR 589 million) were discounted.

The Group is faced with various legal proceedings and court actions arising in the ordinary course of business. Provisions were recognized for the risks involved if the management and the Group's legal advisers deem payments to be made by LBBW likely and the amounts involved can be estimated with sufficient reliability. There are other legal disputes where the Board of Managing Directors, after consultation with its legal advisers, holds the view that the final settlement of these disputes does not affect the present consolidated financial statements in any material way.

53. Income tax liabilities.

Income tax liabilities include income taxes for the current and previous periods payable, but not yet paid, as at the balance sheet date.

Mio. EUR	31 Dec. 2012	31 Dec. 2011
Current income tax liabilities	200	276
of which provisions for income tax	195	273
of which income tax liabilities to tax authorities	5	3
Deferred income tax liabilities	170	195
Total	**370**	**471**

Of the current income tax liabilities, EUR 200 million is due within one year (previous year: EUR 276 million). Deferred income tax liabilities amounting to EUR 170 million have a term of over 12 months (previous year: EUR 195 million).

For a detailed description of income tax liabilities, see Note 34.

54. Other liabilities.

EUR million	31 Dec. 2012	31 Dec. 2011
Liabilities from		
Other taxes	205	206
Employment	65	42
Deliveries and services	51	60
Non-controlling interests	11	21
Finance lease	11	14
Advances received	153	95
Other miscellaneous liabilities	202	262
Total	**698**	**700**

Other liabilities with maturities of more than 12 months amounted to EUR 53 million (previous year: EUR 75 million).

For a detailed description of leasing business, see Note 70.

55. Subordinated capital.

In the event of insolvency proceedings or liquidation, the reported subordinated capital may not be repaid until all non-subordinated creditors have been satisfied. Subordinated capital is broken down as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Typical silent partnership contributions	5 100	5 234
Subordinated liabilities	3 856	4 874
Capital generated from profit-participation rights	759	1 288
Total	**9 715**	**11 396**

As a consequence of the loss reported in the 2009 financial statements prepared using German GAAP rules (HGB), the profit-participation rights and silent partnership contributions participated in the loss. The capital in the profit-participation rights and the silent partnership contributions were completely refilled in the previous year. LBBW will service the silent partnership contributions and capital generated from profit-participation rights for the first time since 2008. In addition, distributions that had been suspended in previous years were carried forward in part. Owing to changes in estimated interest and repayment cash flows (different income forecasts, contractually fixed conversion of silent partnership contributions of owners), the capital generated from profit-participation rights and silent partnership contributions is reported at present value in the balance sheet. Interest is paid later if provided for in the contracts and as long as the issue does not mature in the meantime, and this interest is also reflected at present value. Taking into account the changed estimates, the present value of the capital generated from profit-participation rights and silent partnership contributions increased by EUR 74 million (previous year: EUR 291 million). EUR 261 million from the compounding on the basis of the present value as at 31 December 2011 and EUR - 187 million from the recognition at the applicable present value on the basis of new cash flows (effect in accordance with IAS 39.AG8) must be taken into consideration.

Premiums and discounts and measurements are reported in subordinated capital.

Subordinated liabilities.

The following subordinated liabilities (incl. subordinated liabilities designated at fair value) exist at the balance sheet date, broken down according to product type.

EUR million	31 Dec. 2012 Capital	31 Dec. 2012 Interest accrued in year under review	31 Dec. 2012 Total	31 Dec. 2011 Capital	31 Dec. 2011 Interest accrued in year under review	31 Dec. 2011 Total
Subordinated DM/EUR registered securities/ bonds	1 880	28	1 908	1 980	30	2 010
Subordinated DM/EUR borrower's note loans	1 181	14	1 195	1 679	32	1 711
Subordinated foreign currency bonds	1 090	16	1 106	1 520	22	1 542
Total	**4 151**	**58**	**4 209**	**5 179**	**84**	**5 263**

The table above includes subordinated registered securities and bonds designated at fair value with nominal capital in the amount of EUR 600 million (previous year: EUR 645 million).

The interest expense on subordinated liabilities (incl. subordinated liabilities designated at fair value) is EUR 224 million (previous year: EUR 265 million).

Capital generated by profit-participation rights.

The capital generated from profit-participation rights fulfills the requirements of section 10 (5) KWG. Notwithstanding the issues with a remaining maturity of less than two years, all contracts can be allocated to supplementary capital in accordance with section 10 (2b) KWG.

The terms of material profit participation rights (incl. profit-participation rights designated at fair value) were as follows at the balance sheet date:

31 Dec. 2012 EUR million	Year of issue	Nominal amount	Interest rate in % p.a.	Maturity
Participation rights in bearer form				
	2002	153	6.50	2012
	2001	85	6.85	2014
	2010[1]	17	4.22	2020
Registered participation rights				
	Corporates	527	4.77 to 7.22	up to 2022
	Banks	15	4.82 to 5.85	up to 2020
Total amount		**797**		

1) In 2010, the exchange offer with an extended maturity and a new rate of interest from 2011 onward was accepted with an amount of EUR 17.3 million (original nominal capital EUR 50 million).

The table above includes registered participation certificates designated at fair value with nominal capital in the amount of EUR 137 million (previous year: EUR 137 million).

Net interest income for capital generated from profit-participation rights for the financial year (including profit-participation rights designated at fair value) totaled EUR 28 million (previous year: EUR -41 million). It results primarily from ongoing interest and contrasting effects from accounting at adjusted present value (IAS 39.AG8).

Typical silent partnership contributions.
The silent partnership contributions fulfill the requirements of section 10 (4) KWG in conjunction with section 64m KWG. Notwithstanding the issues with a remaining maturity of less than two years, all contracts can be allocated to supplementary capital in accordance with section 10 (2a) KWG.

At the end of the financial year, the following material contributions had been made by silent partnerships:

Silent partnership contributions with a fixed end of term		Nominal amount	
Term[1]	Dividend payout as a percentage of the nominal amount	31 Dec. 2012 EUR million	31 Dec. 2011 EUR million
28 May 1999 - 31 Dec. 2011	5.87	0.0	102.0
8 Sep. 1999 - 31 Dec. 2011	7.03 - 7.84	0.0	80.0
30 Sep. 1999 - 31 Dec 2012[2]	4.52	766.9	766.9
31 Aug. 2001 - 31 Dec. 2012 (nominal USD 197.5 million)[2]	3.62	149.8	152.6
31 Oct. 2001 - 31 Dec. 2012 (nominal USD 302.5 million)[2]	3.66	229.5	233.8
1 Oct. 2001 - 31 Dec. 2012[3]	3.93	384.7	384.7
31 Oct. 2001 - 31 Dec. 2012[3]	3.92	525.9	525.9
14 Jul. 1999 - 31 Dec. 2013	7.26	16.4	16.4
16 Apr. 1999 - 31 Dec. 2014	6.17 - 6.75	89.0	89.0
23 Nov. 1999 - 31 Dec. 2015	7.76	40.0	40.0
8 Dec. 1999 - 31 Dec. 2016	7.8 - 8.0	64.5	64.5
15 Nov. 1999 - 31 Dec. 2019	7.87	10.0	10.0
25 Apr. 1999 - 31 Dec. 2019	5.05	30.0	30.0
5 Jan. 2000 - 31 Dec. 2020	8.25	30.0	30.0
19 May 1999 - 31 Dec. 2024	7.11	20.0	20.0
13 Jul. 2001 - 31 Dec. 2026[4]	4.06	15.0	15.0
1 Oct. 1999 - 31 Dec. 2029	8.03 - 8.20	49.0	49.0
10 Mar. 2000 - 31 Dec. 2030	8.05 - 8.25	10.0	10.0
2 Jul. 2001 - 31 Dec. 2031	8.46	20.0	20.0
Silent partnership contributions with a fixed end of term		**2 450.7**	**2 639.8**

Silent partnership contributions without a fixed end of term		Nominal amount	
Expiry of the fixed interest period	Dividend payout as a percentage of the nominal amount	31 Dec. 2012 EUR million	31 Dec. 2011 EUR million
31 Dec. 2012[5]	5.79	55.5	55.5
31 Dec. 2013[5]	5.69	14.9	14.9
31 Dec. 2013[5]	7.05	222.7	222.7
31 Dec. 2014[5]	4.96	64.7	64.7
31 Dec. 2015[5]	4.69	19.5	19.5
26 Jun. 2017[6]	4.73	200.0	200.0
30 Sep. 2021[7]	3.93	405.3	405.3
28 Oct. 2021[7]	3.92	408.5	408.5
30 Oct. 2021[7]	3.92	275.6	275.6
No expiry of the fixed interest period[8]	4.56	300.0	300.0
Silent partnership contributions without a fixed end of term		**1 966.7**	**1 966.7**
Silent partnership contributions		**4 417.4**	**4 606.5**

1) Repayment takes place after approval of the annual financial statements in accordance with HGB at a contractually fixed date.
2) Conversion of the complete tranche to equity as at 1 January 2013.
3) Partial conversion of the tranche to equity as at 1 January 2013. See footnote 7.
4) Annual adjustment of interest rates.
5) Part of termination notice: 31 Dec. 2012 = EUR 50.8 million; 31 Dec. 2013 = EUR 1.2 million or EUR 10 million; 31 Dec. 2014 = EUR 0.4 million; EUR 31 Dec. 2015 = EUR 0.1 million.
6) Interest rate adjustment during the 2012 calendar year (the average rate for the year 2012 is stated).
7) Unconverted part of the issue. See footnote 3.
8) Interest rate is fixed. Only specific changes in the tax legislation have an impact on the interest rate.

Net interest income for silent partnership contributions for the financial year totaled EUR 44 million (previous year: EUR - 247 million). It results primarily from ongoing interest and contrasting effects from accounting at adjusted present value (IAS 39.AG8). The sharp decline in interest expense is largely due to the absence of interest cash flows (restitutions) on the silent partnership contributions that were converted as at 1 January 2013.

56. Equity.

EUR million	31 Dec. 2012	31 Dec. 2011
Share capital	2584	2584
Capital reserve	6910	6910
Retained earnings	771	1067
Other income	-363	-1147
Unappropriated profit/loss	399	67
Equity attributable to non-controlling interest	21	19
Total	**10322**	**9500**

LBBW's fully paid-in ordinary share capital was held in the year under review by the State of Baden-Württemberg (25.0%), the city of Stuttgart (19.0%), Savings Bank Association of Baden-Württemberg (including equity investments held by savings banks in Baden-Württemberg: 40.5%), Landeskreditbank Baden-Württemberg (2.0%) and Landesbeteiligungen Baden-Württemberg GmbH (13.5%).

The capital reserve is composed of the amount received in excess of the (arithmetical) nominal value when shares are issued (offering premium) and the proceeds from the issue of debentures, conversion rights and options to buy shares, as well as additional payments made by shareholders in return for preference rights attached to their shares and other payments made by shareholders toward equity.

In addition to transfers from the net consolidated profit/loss, the retained earnings include the Group's share in the unappropriated profit/loss of the consolidated subsidiaries to the extent these profits were generated since the inclusion of such subsidiaries in the scope of consolidation. In addition, retained earnings include the cumulative effects of consolidation and adjustments arising from the first-time adoption of IFRS. Adjustments to retained earnings due to first-time IFRS adoption include only those changes in the fair value of transactions that would otherwise have been recognized through profit or loss. Accumulated actuarial gains/losses amounting to EUR -357 million are also included (previous year: EUR -1 million).

The changes in fair value of AfS financial instruments and financial instruments accounted for using the equity method are recognized in the revaluation reserve for AfS financial instruments and investments accounted for using the equity method as part of the »Other income«. In addition, the revaluation reserve also includes the offsetting item from the recognition of deferred tax assets or liabilities on measurement differences in equity.

In addition, the remeasurement gain or loss from cash flow hedges and the included share of the profit or loss, including the offsetting item from the recognition of deferred tax assets and liabilities on cash flow hedges, are reported in »Other income«. Cash flows from variable interest bonds with maximum maturities of five years and average maturities of approximately 2.5 years were hedged.

The balance of currency translation differences arising due to capital consolidation is allocated to the currency translation reserve. These amounts arise from the translation of the financial statements of an economically independent foreign operation into the reporting currency.

In addition to the shareholders of the parent company, there are other shareholders who hold interests in its subsidiaries' equity. These non-controlling interests are included in the Equity item of the consolidated balance sheet.

Taxes totaling EUR 376 million (previous year: EUR 413 million) are recognized directly in equity.

Notes on financial instruments.

57. Financial instruments designated at fair value.

Following a risk-reducing effect (for example, due to credit derivatives), the maximum default risk for loans and receivables designated at fair value amounts to EUR 604 million on the balance sheet date (previous year: EUR 792 million). The changes to the fair value of these financial assets induced by changes to credit ratings amounted to EUR 5 million in the year under review (previous year: EUR 1 million), or to EUR - 7 million since they were so designated (previous year: EUR - 12 million).

The changes to the fair value of financial liabilities designated at fair value, induced by changes to credit ratings, amounted to EUR - 262 million in the year under review (previous year: EUR 96 million), or to EUR 171 million since they were so designated (previous year: EUR 433 million). EUR - 144 million of this amount was attributed to changes in the credit ratings of the LBBW Group (previous year: EUR 25 million).

Two values - one based on the original spread and one based on the current spread - are calculated to determine the changes to fair value induced by changes to credit ratings. The changes to fair value induced by changes to credit ratings are implicitly derived from these two measurements. The fair value option includes own issues which contains external credit risk only within the scope of economic hedges with credit derivatives. The rating-induced fair value adjustments due to external credit risks in own structured issues are based on the changes in value of the underlying hedging credit derivatives.

The contractually agreed repayment amount of the issued liabilities at maturity exceeds the current fair value at the amount of EUR 884 million (previous year: EUR 379 million).

58. Net gains/losses from financial instruments.

The net gains or losses, broken down by category according to IAS 39, comprise gains and losses on disposal, changes in fair value, impairments, reversals of impairment losses, and subsequent income from financial instruments already written off. They also include changes in value from economic hedging derivatives and the income/loss from changes in the value of hedged items from micro fair value hedges.

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Financial assets carried at amortized cost	26	448
Financial liabilities/assets held for trading	85	58
Financial liabilities/assets designated at fair value	-40	-80
Available-for-sale financial assets	516	-321
Financial liabilities measured at amortized cost	754	842

59. Impairment losses on financial assets.

EUR million	1 Jan. - 31 Dec. 2012	1 Jan. - 31 Dec. 2011
Allowances for losses on loans and advances to banks	-50	-34
Allowances for losses on loans and advances to customers	-708	-722
of which finance leases	-58	-47
Financial investments (LaR)	-70	-89
Interest-bearing assets	-70	-87
Non-interest-bearing assets	0	-2
Financial investments (AfS)	-30	-840
Interest-bearing assets	-3	-772
Non-interest-bearing assets	-27	-68
Total	**-858**	**-1685**

60. Fair value of financial instruments.

The following table compares the carrying amounts and the fair values of financial instruments by class:

Assets.

EUR million	31 Dec. 2012		31 Dec. 2011	
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2909	2909	5848	5848
Assets carried at amortized cost				
Loans and advances to banks after allowances for losses on loans and advances	50044	51994	59426	61083
Loans and advances to customers after allowances for losses on loans and advances	114687	119321	121034	120681
of which finance lease after allowances for losses on loan and advances	8144	8950	7925	8661
Financial investments (LaR)	23829	23705	31568	30281
Interest-bearing assets	23813	23689	31552	30238
Non-interest-bearing assets	16	16	16	43
Assets measured at fair value				
Financial investments (AfS)	28942	28942	31879	31879
Interest-bearing assets	27387	27387	30311	30311
Non-interest-bearing assets	1555	1555	1568	1568
Positive fair values from hedging derivatives	6026	6026	10441	10441
Trading assets	101375	101375	101684	101684
Financial assets designated at fair value	3063	3063	4145	4145
Non-current assets held for sale and disposal groups	16	16	292	292

Equity and liabilities.

EUR million	31 Dec. 2012		31 Dec. 2011	
	Carrying amount	Fair value	Carrying amount	Fair value
Liabilities carried at amortized cost				
Deposits from banks	64236	59904	77836	79695
Deposits from customers	85332	88611	80179	83411
Securitized liabilities	61589	63375	71654	73198
Subordinated capital	9715	9298	11396	9094
Liabilities measured at fair value				
Negative fair values from hedging derivatives	6891	6891	10558	10558
Trading liabilities	85357	85357	97847	97847
Financial liabilities designated at fair value	7484	7484	8783	8783
Liabilities from disposal groups	0	0	433	433
Finance lease - other liabilities	11	11	14	13

61. Fair value hierarchy.

The following table shows the carrying amounts of financial instruments designated at fair value, divided into the valuation methods:

Fair value hierarchy	Prices traded on active markets (Level I)		Valuation method - on the basis of externally observable parameters (Level II)		Valuation method - on the basis of not externally observable parameters (Level III)	
EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2012	31 Dec. 2011	31 Dec. 2012	31 Dec. 2011
Positive fair values from hedging derivatives	0	0	6026	10441	0	0
Trading assets	11916	7286	89462	94077	-3	321
Financial assets designated at fair value	126	389	2712	3369	225	387
Financial investment (AfS)	20447	19948	7360	10835	1135	1096
Non-current assets held for sale and disposal groups	16	129	0	4	0	140
Total assets	**32505**	**27752**	**105560**	**118726**	**1357**	**1944**
Negative fair values from hedging derivatives	11	6	6880	10552	0	0
Trading liabilities	3441	2211	81876	95290	40	346
Financial liabilities designated at fair value	0	0	7356	8469	128	314
Total equity and liabilities	**3452**	**2217**	**96112**	**114311**	**168**	**660**

The following transfers were made between Levels I and II in the fair value hierarchy since the last reporting date:

EUR million	Transfers from level I to level II 1 Jan. - 31 Dec. 2012	Transfers from level II to level I 1 Jan. - 31 Dec. 2012
Assets		
Trading assets	57	51
Financial assets designated at fair value	46	17
Financial investment (AfS)	2630	1794
Interest-bearing assets	2630	1794

In the 2012 financial year, securities classified as AfS totaling EUR 2.6 billion were reclassified from Level I to Level II, because no Level I prices could be established for these securities.

Conversely, securities totaling EUR 1.8 billion were reclassified from Level II to Level I in the 2012 financial year, as an active market could be determined for these securities.

Changes per class in the portfolios of financial instruments measured at fair value, which were calculated using valuation models which include material non-observable parameters (Level III), were as follows:

Assets.

EUR million	Trading assets	Financial assets designated at fair value	Financial investment (AfS) from interest-bearing assets	Financial investment (AfS) from non-interest-bearing assets	Non-current assets and disposal groups held for sale	Total
Carrying amount as at 1 January 2012	**321**	**387**	**198**	**898**	**140**	**1 944**
Gains and losses recognized in net consolidated profit/loss - realized and unrealized[1]	-82	51	6	-23	5	-43
Income and expenses recognized in Other income[1]	0	0	0	72	-15	57
Additions through acquisitions	0	36	0	4	0	40
Disposals through sales	-58	-190	-62	-25	-70	-405
Repayments/offsetting	-184	-101	-72	-82	0	-439
Changes in the scope of consolidation	0	0	0	9	0	9
Transfers to level III	0	42	0	179	0	221
Transfers from level III	0	0	0	-1	-26	-27
Transfers in accordance with IFRS 5	0	0	0	34	-34	0
Carrying amount as at 31 December 2012	**-3**	**225**	**70**	**1 065**	**0**	**1 357**
Gains and losses recognized in net consolidated profit/loss, attributable to assets/liabilities still held as at 31 December[1]	-87	9	6	-24	-1	-97

1) Changes to measurement and interest accruals for transactions which are level III at the start and the end of this year.

Assets.

EUR million	Trading assets	Financial assets designated at fair value	Financial investment (AfS) from interest-bearing assets	Financial investment (AfS) from non-interest-bearing assets	Non-current assets and disposal groups held for sale	Total
Carrying amount as at 1 January 2011	**483**	**2 007**	**485**	**1 049**	**897**	**4 921**
Gains and losses recognized in net consolidated profit/loss - realized and unrealized[1]	-5	21	7	-30	122	115
Income and expenses recognized in Other income[1]	0	0	1	31	-158	-126
Additions through acquisitions	0	7	0	75	0	82
Disposals through sales	-12	-891	-138	-129	-797	-1 967
Repayments/offsetting	-145	-74	-17	-2	0	-238
Changes in the scope of consolidation	0	0	5	-19	0	-14
Transfers to level III	0	4	0	1	0	5
Transfers from level III	0	-687	-145	-3	1	-834
Transfers in accordance with IFRS 5	0	0	0	-75	75	0
Carrying amount as at 31 December 2011	**321**	**387**	**198**	**898**	**140**	**1 944**
Gains and losses recognized in net consolidated profit/loss, attributable to assets/liabilities still held as at 31 December[1]	-160	45	10	-45	-5	-155

1) Changes to measurement and interest accruals for transactions which are level III at the start and the end of this year.

Liabilities.

EUR million	Trading liabilities	Financial liabilities designated at fair value	Total
Carrying amount as at 1 January 2012	**346**	**314**	**660**
Gains and losses recognized in net consolidated profit/loss - realized and unrealized[1]	-74	-87	-161
Disposals through sales	-44	-99	-143
Repayments/offsetting	-188	0	-188
Carrying amount as at 31 December 2012	**40**	**128**	**168**
Gains and losses recognized in net consolidated profit/loss, attributable to assets/liabilities still held as at 31 December[1]	72	7	79

1) Changes to measurement and interest accruals for transactions which are level III at the start and the end of this year.

Liabilities.

EUR million	Trading liabilities	Financial liabilities designated at fair value	Total
Carrying amount as at 1 January 2011	**656**	**316**	**972**
Gains and losses recognized in net consolidated profit/loss - realized and unrealized[1]	-92	-2	-94
Disposals through sales	-72	0	-72
Repayments/offsetting	-146	0	-146
Carrying amount as at 31 December 2011	**346**	**314**	**660**
Gains and losses recognized in net consolidated profit/loss, attributable to assets/liabilities still held as at 31 December[1]	262	-68	194

1) Changes to measurement and interest accruals for transactions which are level III at the start and the end of this year.

The summarized results of financial instruments measured as Level III are reflected in net consolidated profit/loss as follows:

1 Jan. - 31 Dec. 2012 EUR million	Net interest income	Net gains/losses from financial instruments measured at fair value through profit or loss	Net gains/losses from financial investments
Gains and losses recognized in net consolidated profit/loss - realized and unrealized	-1	131	-12
Trading assets/trading liabilities	-1	13	0
Financial assets/liabilities designated at fair value	0	118	0
Financial investment (AfS)	0	0	-17
Interest-bearing assets	0	0	6
Non-interest-bearing assets	0	0	-23
Non-current assets held for sale and disposal groups/liabilities from disposal groups	0	0	5
Gains and losses recognized in net consolidated profit/loss, attributable to assets/liabilities still held as at 31 December	0	1	-18

1 Jan. - 31 Dec. 2011 EUR million	Net interest income	Net gains/losses from financial instruments measured at fair value through profit or loss	Net gains/losses from financial investments
Gains and losses recognized in net consolidated profit/loss - realized and unrealized	-7	116	100
Trading assets/trading liabilities	0	87	0
Financial assets/liabilities designated at fair value	-5	29	0
Financial investment (AfS)	-2	0	-22
Interest-bearing assets	-2	0	-67
Non-interest-bearing assets	0	0	45
Non-current assets held for sale and disposal groups/liabilities from disposal groups	0	0	122
Gains and losses recognized in net consolidated profit/loss, attributable to assets/liabilities still held as at 31 December	26	53	-40

Sensitivity analysis.
If the model value of financial instruments is based on non-observable parameters, alternative parameters are used to determine the potential estimation uncertainties.

This information is intended to show the potential effects of the relative uncertainty in the fair values of financial instruments, the measurement of which is based on non-observable input parameters. The purpose of this information is not the assessment or forecast of future change in fair value.

31 Dec. 2012	Positive changes in fair value	Negative changes in fair value
EUR million	Net gains/losses from financial instruments measured at fair value Revaluation reserve	Net gains/losses from financial instruments measured at fair value Revaluation reserve
Financial instruments measured at fair value through profit or loss		
Derivatives	5.0	-5.0
Securities	6.2	-6.2
Cash CDOs	4.1	-4.1
Synthetic CDOs	0.1	-0.1
Bonds	2.0	-2.0
Financial investments AfS		
Securities	0.8	-0.8
Cash CDOs	0.5	-0.5
Bonds	0.3	-0.3
Equity investments	34.1	-29.5
Total	**46.1**	**-41.5**

31 Dec. 2011	Positive changes in fair value	Negative changes in fair value
EUR million	Net gains/losses from financial instruments measured at fair value Revaluation reserve	Net gains/losses from financial instruments measured at fair value Revaluation reserve
Financial instruments measured at fair value through profit or loss		
Derivatives	7.3	-7.3
Securities	10.1	-10.1
Cash CDOs	6.7	-6.7
Synthetic CDOs	1.5	-1.5
Bonds	1.9	-1.9
Financial investments AfS		
Securities	0.5	-0.5
Cash CDOs	0.0	0.0
Bonds	0.5	-0.5
Equity investments	29.7	-27.7
Total	**47.6**	**-45.6**

The effects of the relative uncertainty on certain financial instruments classified in Level III were not established. These are mainly financial instruments measured at fair value that are already written off, as well as closed-out positions. In the absence of material uncertainties from the unobservable parameters, no sensitivities were applied. Furthermore, for part of the financial instruments, valuation uncertainties were not determined as a result of the low materiality of the non-observable parameters.

Day one profit or loss.

The use of non-observable parameters for the measurement of financial instruments can lead to differences between the transaction price and the fair value. This deviation is referred to as day one profit or loss. The day one profit or loss is distributed throughout the term of the financial instrument through profit or loss.

The following table shows the development of the day one profit:

EUR million	2012	2011
Balance as at 1 January	4	0
New transactions (additions)	2	4
Gains/losses recognized in the P&L in the reporting period (reversals)	-1	0
Balance as at 31 December	**5**	**4**

62. Reconciliation of carrying amounts to IAS 39 categories.

31 Dec. 2012 EUR million	Loans and receivables	Available for sale	Held for trading	Fair value option	Other liabilities	Total
Loans and advances to banks after allowances for losses on loans and advances	50044					50044
Loans and advances to customers after allowances for losses on loans and advances	114687					114687
Financial assets measured at fair value through profit or loss			101375	3063		104438
Financial investments	23829	28942				52771
Non-current assets held for sale and disposal groups	0	16	0	0		16
Deposits from banks					64236	64236
Deposits from customers					85332	85332
Securitized liabilities					61589	61589
Financial liabilities measured at fair value through profit or loss			85357	7484		92841
Subordinated capital					9715	9715

31 Dec. 2011 EUR million	Loans and receivables	Available for sale	Held for trading	Fair value option	Other liabilities	Total
Loans and advances to banks after allowances for losses on loans and advances	59426					59426
Loans and advances to customers after allowances for losses on loans and advances	121034					121034
Financial assets measured at fair value through profit or loss			101684	4145		105829
Financial investments	31568	31879				63447
Non-current assets held for sale and disposal groups	19	274	0	0		293
Deposits from banks					77836	77836
Deposits from customers					80179	80179
Securitized liabilities					71654	71654
Financial liabilities measured at fair value through profit or loss			97847	8783		106630
Liabilities from disposal groups			0	0	433	433
Subordinated capital					11396	11396

63. Breakdown of financial instruments by remaining maturity.

The remaining maturity is defined as the period between the balance sheet date and the contractual maturity date of a receivable or liability, or installments thereof. Equity instruments have been allocated to the »up to 3 months and without a fixed term« maturity bracket. Trading assets or liabilities are generally recognized in accordance with their contractual maturity.
The remaining maturity of the derivative financial instruments is also reported under Note 66.

31 Dec. 2012

EUR million	Up to 3 months and without a fixed term	Between 3 months and 1 year	Between 1 year and 5 years	More than 5 years	Total
Loans and advances to banks	10176	7447	24347	8096	50066
Loans and advances to customers	21565	13439	30754	51412	117170
Financial assets measured at fair value through profit or loss	29689	10467	28590	41718	110464
Financial investments	3338	3771	35282	10380	52771
Non-current assets held for sale and disposal groups	0	16	0	0	16
Deposits from banks	12111	15638	22084	14403	64236
Deposits from customers	48799	4916	24215	7402	85332
Securitized liabilities	5300	9549	41280	5460	61589
Financial liabilities measured at fair value through profit or loss	26613	11696	22403	39020	99732
Subordinated capital	2200	1233	2994	3288	9715

31 Dec. 2011

EUR million	Up to 3 months and without a fixed term	Between 3 months and 1 year	Between 1 year and 5 years	More than 5 years	Total
Loans and advances to banks	13535	7085	27031	11960	59611
Loans and advances to customers	22261	15190	32608	53735	123794
Financial assets measured at fair value through profit or loss	27464	13007	31591	44208	116270
Financial investments	5436	5592	40343	12076	63447
Non-current assets held for sale and disposal groups	57	236	0	0	293
Deposits from banks	23151	13612	14856	26217	77836
Deposits from customers	39727	3617	28746	8089	80179
Securitized liabilities	6388	10002	52130	3134	71654
Financial liabilities measured at fair value through profit or loss	36772	9958	25881	44577	117188
Liabilities from disposal groups	38	19	134	242	433
Subordinated capital	187	1629	2768	6812	11396

64. Maturity analysis.

The following table divides the undiscounted financial liabilities into derivative and non-derivative transactions for the remaining contractual maturities. Given that the reporting is undiscounted and includes interest payments, the figures differentiate in part from the carrying amounts shown in the balance sheet. Financial liabilities according to contractually agreed maturity structures in accordance with IFRS 7.39 as at 31 December 2012 are as follows:

31 Dec. 2012 EUR million	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 year and 5 years	More than 5 years
Financial liabilities[1]	-45041	-17278	-41260	-87712	-31913
Liabilities from derivatives	-31	21	-306	-793	-1064
Irrevocable loan commitments and guarantees[2]	-22997				
Savings and demand deposits, securitization from interbank accounts	-35139				
Total	**-45073**	**-17258**	**-41567**	**-88505**	**-32977**

1) Decline in payment obligations compared with the previous year particularly in the maturity band > 5 years through technical migration in the data inventories: a) Interest payments from silent partnership contributions limited to term of margin commitments. b) Balance sheet offsetting of related receivables and payables.
2) Basis: for the LiqV relevant loan commitments and guarantees, excluding intra-Group commitments, since the funding risk associated with these commitments is already reflected in the consolidation of the inflow and outflow of funds, and not including undisbursed loans.

31 Dec. 2011 EUR million	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 year and 5 years	More than 5 years
Financial liabilities	-58781	-18902	-43748	-122876	-62194
Liabilities from derivatives	-2163	4633	-3561	2105	344
Irrevocable loan commitments and guarantees[1]	-28708				
Savings and demand deposits, securitization from interbank accounts	-32021				
Total	**-60944**	**-14268**	**-47310**	**-120771**	**-61850**

1) Basis: for the LiqV relevant loan commitments and guarantees, excluding intra-Group commitments, since the funding risk associated with these commitments is already reflected in the consolidation of the inflow and outflow of funds, and not including undisbursed loans.

For explanations on the manner in which LBBW manages liquidity risk, see the section on liquidity risk in the risk report.

65. Reclassifications.

Modifications to IAS 39 and to IFRS 7 (Reclassification of Financial Assets) were passed by the IASB and adopted by the EU in the course of the financial market crisis in 2008, where results were burdened significantly by fair value fluctuations (mainly in securitization products). On this basis, certain non-derivative financial instruments could be reclassified retrospectively from 1 July 2008 into the LaR category, leading to measurement at amortized cost instead of the - usually lower - current fair value.

In the LBBW Group, certain trading assets and AfS securities with a total carrying amount of EUR 28 billion were reclassified as loans and receivables as at 1 July 2008 in line with these changes. The reclassification has also resulted in changing the way in which the assets are shown in the balance sheet.

The following table shows the carrying amounts and the fair values of the reclassified securities:

EUR million	31 Dec. 2012 Carrying amount	31 Dec. 2012 Fair Value	31 Dec. 2011 Carrying amount	31 Dec. 2011 Fair Value	1 Jul. 2008 Carrying amount	1 Jul. 2008 Fair Value
Held for trading reclassified as loans and receivables	**113**	**100**	**259**	**242**	**935**	**913**
of which securitization transactions	55	43	68	52	134	128
of which other securities	58	57	192	190	801	785
Available for sale reclassified as loans and receivables	**6534**	**5898**	**11762**	**10401**	**29023**	**27373**
of which securitization transactions	5490	4839	7711	6494	14643	13302
of which other securities	1044	1059	4051	3907	14380	14071
Total	**6647**	**5998**	**12022**	**10643**	**29958**	**28286**

The nominal volume of the reclassified securities out of the held-for-sale category amounted to EUR 120 million as at 31 December 2012 (previous year: EUR 271 million), with securitization transactions accounting for EUR 57 million (previous year: EUR 70 million) thereof and other securities for EUR 63 million (previous year: EUR 201 million).

The nominal volume of securities reclassified out of the available-for-sale category was EUR 7 091 million as at 31 December 2012 (previous year: EUR 12 467 million), with securitization transactions accounting for EUR 6 047 million (previous year: EUR 8 395 million) thereof and other securities for EUR 1 044 million (previous year: EUR 4 072 million).

The reclassified portfolios contributed EUR 49 million (previous year: EUR 259 million) to the net consolidated profit/loss in the financial year.

If there had been no reclassification, the positive contribution to the results would have been EUR 127 million as of 31 December 2012 (previous year: EUR 257 million). The fair value changes of reclassified AfS securities would have eased the »Other income« by EUR 756 million (previous year: charge of EUR - 174 million).

Over the year as a whole, original interest payments in the amount of EUR 118 million were collected from reclassified portfolios (previous year: EUR 270 million).

At the time of the reclassification, the effective interest rates for the reclassified trading assets ranged from 2.74 % to 9.32 %, with expected achievable cash flows of EUR 935 million. The effective interest rates of the reclassified financial assets available for sale ranged between 0.54 % and 19.69 %, with expected achievable cash flows of EUR 28 778 million.

No further financial instruments were reclassified in the subsequent financial years.

66. Details about the volume of derivatives.

31 Dec. 2012	Nominal values – remaining maturities					Fair value	
EUR million	Up to 3 months	Between 3 months and 1 year	Between 1 year and 5 years	More than 5 years	Total	Positive	Negative
Currency forwards	92 568	37 715	14 504	399	145 186	1 872	1 764
Currency options	1 800	1 562	905	4	4 271	72	40
Purchases	1 026	853	429	1	2 309	72	0
Sales	774	709	476	3	1 962	0	40
Cross-currency interest rate swaps	3 926	7 352	28 304	10 217	49 799	2 089	1 961
Currency-related derivatives	**98 294**	**46 629**	**43 713**	**10 620**	**199 256**	**4 033**	**3 765**
Forward rate agreements	2 298	84 849	785	0	87 932	33	37
Interest rate swaps	136 666	194 741	476 997	411 977	1 220 381	51 705	48 893
Interest rate options	5 393	5 996	26 984	32 727	71 100	2 483	4 109
Purchases	2 144	1 999	11 432	13 453	29 028	2 395	89
Sales	3 249	3 997	15 552	19 274	42 072	88	4 020
Caps/floors/collars	3 012	10 286	15 909	18 032	47 239	585	355
Exchange-traded interest rate products	32 661	48 776	12 024	0	93 461	0	0
Other interest rate contracts	2 105	654	222	0	2 981	59	113
Interest rate-related derivatives	**182 135**	**345 302**	**532 921**	**462 736**	**1 523 094**	**54 865**	**53 507**
Credit derivatives (protection seller)	1 060	8 098	20 237	1 223	30 618	247	462
Credit derivatives (protection buyer)	937	7 453	17 210	1 174	26 774	236	393
Credit derivatives	**1 997**	**15 551**	**37 447**	**2 397**	**57 392**	**483**	**855**
Exchange-traded products	751	4 119	4 126	66	9 062	234	398
Equity forward contracts	18	0	0	0	18	1	0
Stock options	84	110 813	1 315	1 668	113 880	71	184
Purchases	32	55 397	584	644	56 657	71	0
Sales	52	55 416	731	1 024	57 223	0	184
Share/index derivatives	**853**	**114 932**	**5 441**	**1 734**	**122 960**	**306**	**582**
Commodities	805	1 680	1 179	0	3 664	54	57
Commodity-related and other derivatives	**805**	**1 680**	**1 179**	**0**	**3 664**	**54**	**57**
Total	**284 084**	**524 094**	**620 701**	**477 487**	**1 906 366**	**59 741**	**58 766**

31 Dec. 2011	Nominal values - remaining maturities					Fair value	
EUR million	Up to 3 months	Between 3 months and 1 year	Between 1 year and 5 years	More than 5 years	Total	Positive	Negative
Currency forwards	121 492	44 864	15 070	256	181 682	3 479	3 745
Currency options	3 420	3 104	1 551	98	8 173	174	112
Purchases	1 766	1 530	745	52	4 093	174	0
Sales	1 654	1 574	806	46	4 080	0	112
Cross-currency interest rate swaps	1 532	6 465	28 560	10 879	47 436	2 707	2 491
Currency-related derivatives	**126 444**	**54 433**	**45 181**	**11 233**	**237 291**	**6 360**	**6 348**
Forward rate agreements	30	150 621	14 750	0	165 401	52	57
Interest rate swaps	186 057	264 075	596 490	514 425	1 561 047	57 639	52 046
Interest rate options	8 356	8 670	24 810	32 628	74 464	835	6 555
Purchases	3 859	4 020	9 306	13 527	30 712	768	68
Sales	4 497	4 650	15 504	19 101	43 752	67	6 487
Caps/floors/collars	1 261	6 799	25 284	18 372	51 716	652	391
Exchange-traded interest rate products	21 244	22 910	8 700	0	52 854	5	3
Other interest rate contracts	564	522	584	0	1 670	73	108
Interest rate-related derivatives	**217 512**	**453 597**	**670 618**	**565 425**	**1 907 152**	**59 256**	**59 160**
Credit derivatives (protection seller)	1 292	5 815	26 976	2 399	36 482	95	1 528
Credit derivatives (protection buyer)	526	3 268	22 241	1 505	27 540	2 268	1 663
Credit derivatives	**1 818**	**9 083**	**49 217**	**3 904**	**64 022**	**2 363**	**3 191**
Exchange-traded products	1 142	3 134	2 002	81	6 359	264	580
Equity forward contracts	26	0	0	0	26	0	0
Stock options	79	62 510	1 661	1 885	66 135	206	240
Purchases	32	31 283	765	711	32 791	206	0
Sales	47	31 227	896	1 174	33 344	0	240
Share/index derivatives	**1 247**	**65 644**	**3 663**	**1 966**	**72 520**	**470**	**820**
Commodities	688	849	687	1	2 225	108	103
Commodity-related and other derivatives	**688**	**849**	**687**	**1**	**2 225**	**108**	**103**
Total	**347 709**	**583 606**	**769 366**	**582 529**	**2 283 210**	**68 557**	**69 622**

The treatment of the fair values of exchange-traded futures that are cleared via a central counterparty follows the accounting methods. Accordingly, the variation margin received is offset by the fair values that have already been recognized through profit or loss.

The following table shows the positive and negative fair values as well as the nominal values of the derivative transactions, broken down by counterparty:

	Nominal values		Fair value			
EUR million	31 Dec. 2012	31 Dec. 2011	31 Dec. 2012 Positive	31 Dec. 2011 Positive	31 Dec. 2012 Negative	31 Dec. 2011 Negative
Banks in OECD countries	1 570 048	1 931 837	49 836	57 411	51 801	61 579
Banks in non-OECD countries	9 538	10 902	79	50	379	161
Public-sector agencies in OECD countries	48 036	33 138	4 549	3 497	1 912	1 426
Other counterparties	278 744	307 333	5 277	7 599	4 674	6 456
Total	**1 906 366**	**2 283 210**	**59 741**	**68 557**	**58 766**	**69 622**

The nominal amounts serve as reference amounts for determining mutually agreed settlement payments and represent the gross volume of all sales and purchases.

The following table shows a breakdown by purpose of the derivative financial instruments held as at the balance sheet date:

EUR million	Fair value			
	31 Dec. 2012 Positive	31 Dec. 2012 Negative	31 Dec. 2011 Positive	31 Dec. 2011 Negative
Derivative financial instruments and economic hedging derivatives used for trading	53715	51875	58116	59064
Derivative financial instruments used for fair value hedging	6023	6886	10433	10555
Derivative financial instruments used for cash flow hedging	3	5	8	3
Total	**59741**	**58766**	**68557**	**69622**

67. Transfer of financial assets.

Financial assets that have been transferred but not fully derecognized.

The transferred assets comprise mainly own assets that LBBW Group transferred (borrower) or lent in securities lending or repurchase transactions. The right to use the securities expires with the transfer. The counterparties of the associated liabilities do not have exclusive access to these assets.

The transferred assets continue to be fully recognized in the balance sheet. This can potentially lead to counterparty, default and/or market price risk.

31 Dec. 2012 EUR million	Carrying amount of transferred assets	Carrying amount of associated liabilities
Assets carried at amortized cost		
Loans and advances to banks after allowances for losses on loans and advances	16338	20998
Loans and advances to customers after allowances for losses on loans and advances	7165	0
Financial investments (LaR)	29	29
Interest-bearing assets	29	29
Assets measured at fair value		
Financial investments (AfS)	14774	7576
Interest-bearing assets	14774	7576
Trading assets	7953	6219
Financial assets designated at fair value	43	43

As at the reporting date, there were no issues that would have led to a continuing involvement despite the transfer.

68. Collateral.

Assignor.

Pledged assets serve exclusively as collateral for the respective counterparty. The collateral is returned upon conclusion of the underlying transaction. In accordance with IFRS 7.14, assets in the amount of EUR 58752 million (previous year: EUR 80827 million) were assigned as collateral for liabilities. EUR 11062 million (previous year: EUR 22213 million) of the collateral received was pledged as collateral with the authorization of the assignee to resell or pledge.

Assignee.

The fair value of the financial or non-financial assets received as collateral, which the LBBW Group may sell or repledge even if the owner of such collateral is not in default, totals EUR 22928 million (previous year: EUR 20595 million). The fair value of collateral disposed of or forwarded amounts to EUR 6799 million (previous year: EUR 11148 million). Of the collateral received, the LBBW Group is required to return collateral with a total fair value of EUR 22928 million (previous year: EUR 20595 million) to its owners.

69. Information on issuing activities.

31 Dec. 2012

EUR million	Number	Volume	Primary sale[1]	Repayments
Covered bonds	69	3220	2936	8871
Money market transactions	270	12129	12129	11728
Other bearer bonds	5922	305846	6755	8997
Other bonds	0	0	0	105
Total	**6261**	**321195**	**21820**	**29701**

31 Dec. 2011

EUR million	Number	Volume	Primary sale[1]	Repayments
Covered bonds	87	4112	6272	9751
Money market transactions	303	12990	12990	13393
Other bearer bonds	5907	291782	8822	12411
Other bonds	0	0	0	28
Total	**6297**	**308884**	**28084**	**35583**

1) Primary sale also includes volume from previous years.

In accordance with IAS 39, own debentures held by the Group amounting to a nominal EUR 11608 million (previous year: EUR 10402 million) were offset against the debentures issued.

Other notes.

70. Leasing business.

Finance lease – LBBW as a lessor.
The following reconciliation of the gross investment value to the present value of the minimum leasing payments has been prepared for finance lease transactions which are shown under loans and advances to customers:

EUR million	31 Dec. 2012	31 Dec. 2011
Gross investment value	**9 898**	**9 740**
Up to 1 year	1 507	1 547
Between 1 year and 5 years	4 089	4 078
More than 5 years	4 302	4 115
./. Unrealized financial income	**-1 570**	**-1 628**
= Net investment value	**8 328**	**8 112**
./. Present value of unguaranteed residual values	-212	-202
= Present value of receivables from minimum leasing payments	**8 116**	**7 910**
Up to 1 year	2 768	2 920
Between 1 year and 5 years	5 061	4 733
More than 5 years	287	257

From the standpoint of the lessor gross investment in the lease is the aggregate of the minimum leasing payments under a finance lease and any unguaranteed residual value accruing to the lessor. Minimum leasing payments are the payments over the lease term that the lessee is, or can be required, to make excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor, together with any guaranteed residual values. Initial direct costs are included in receivables from finance lease contracts. The net investment value is the present value of the gross investment; the discount is thus based on the interest rate implicit in the lease from the lessor's perspective.

The cumulative write-downs for uncollectible outstanding minimum leasing payments amounted to EUR -70 million on the reporting date (previous year: EUR -85 million).

Finance lease – LBBW as a lessee.
The lease objects from finance leases shown under property and equipment are comprised of the following types:

EUR million	31 Dec. 2012	31 Dec. 2011
Buildings	4	4
Operating and office equipment	0	1
Total leased assets under finance leases	**4**	**5**

The carrying amount of finance lease assets in property and equipment in the amount of EUR 4 million (previous year: EUR 5 million) refers to one building. A property management company as the lessor and LBBW as the lessee entered into a lease agreement for an administrative building in Mainz, Germany.

The lease term is 20 years with a conversion point of 31 August 2020. The lessee has an option to buy at the end of the 10th or 15th year of the lease term when the lessee may purchase the leased office building at the present value of the rents and contributions to administrative expenses payable until the end of the lease term, plus the present value of the market value of the leased office building at the end of its lease term. At the end of the lease term, the lessee has an option to buy the leased office building at the commercial value specified in the contract. The following reconciliation of the gross investment value to the present value of the minimum lease payments has been prepared for the liabilities from finance lease transactions included in »other liabilities«, among other things:

EUR million	31 Dec. 2012	31 Dec. 2011
Future minimum leasing payments	**12**	**14**
Up to 1 year	11	13
Between 1 year and 5 years	1	1
./. Discount amount	**0**	**0**
= Present value of future minimum leasing payments	**12**	**14**
Up to 1 year	11	13
Between 1 year and 5 years	1	1

Operating lease - LBBW as a lessor.

The carrying amounts of assets leased within operating leases under property and equipment, which mainly constitute agreements concerning leasing of LBBW's own properties and buildings, are broken down as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Buildings	88	42
Land	36	20
Total operating lease	**124**	**62**

The following payments are expected from the leases mentioned:

EUR million	31 Dec. 2012	31 Dec. 2011
Up to 1 year	14	11
Between 1 year and 5 years	58	38
More than 5 years	77	40
Future minimum leasing payments from non-terminable leasing contracts	**149**	**89**

In the financial year, contingent leasing payments of EUR 20 million (previous year: EUR 16 million) were recorded as income.

Operating lease – LBBW as a lessee.
Leases for which LBBW is the lessee yield payment obligations of:

EUR million	31 Dec. 2012	31 Dec. 2011
Up to 1 year	49	54
Between 1 year and 5 years	81	95
More than 5 years	210	278
Future minimum leasing payments from non-terminable leasing contracts	**340**	**427**

In the 2012 financial year, minimum leasing payments of EUR -58 million (previous year: EUR -67 million) were recorded as expenses. The expenses mainly comprise expenses for motor vehicles, photocopiers, and fax machines. Payments from sub-leases amounted to EUR -1 million (previous year: EUR 0 million).

71. Related party disclosures.

Related party transactions are concluded at arm's length terms in the ordinary course of business. The following tables show the scope of such transactions:

31 Dec. 2012 EUR million	Shareholders	Members of the Board of Managing Directors and Supervisory Board	Non-consolidated subsidiaries	Associates	Joint ventures	Other related parties/ companies
Loans and advances to banks	188	0	81	228	0	0
Loans and advances to customers	3 501	4	759	231	42	38
Financial assets measured at fair value through profit or loss	3 859	0	1 663	161	5	0
Financial investments	33	0	100	17	3	12 722
Total assets	**7 581**	**4**	**2 603**	**637**	**50**	**12 760**
Deposits from banks	5 891	0	35	213	0	0
Deposits from customers	206	5	255	104	15	12 758
Financial liabilities measured at fair value through profit or loss	2 360	0	38	94	0	0
Subordinated capital	3 734	0	100	10	0	0
Total equity and liabilities	**12 191**	**5**	**428**	**421**	**15**	**12 758**
Contingent liabilities	**0**	**0**	**17**	**22**	**0**	**0**

31 Dec. 2011 EUR million	Shareholders	Members of the Board of Managing Directors and Supervisory Board	Non-consolidated subsidiaries	Associates	Joint ventures	Other related parties/ companies
Loans and advances to banks	239	0	16	295	0	0
Loans and advances to customers	3641	4	772	343	45	26
Financial assets measured at fair value through profit or loss	2664	0	1824	122	4	0
Financial investments	115	0	113	6	0	12722
Other assets	0	0	0	3	0	0
Total assets	**6659**	**4**	**2725**	**769**	**49**	**12748**
Deposits from banks	5761	0	59	237	0	0
Deposits from customers	31	5	264	58	11	12743
Financial liabilities measured at fair value through profit or loss	2009	0	122	131	0	0
Subordinated capital	3311	0	100	10	0	0
Total equity and liabilities	**11112**	**5**	**545**	**436**	**11**	**12743**
Contingent liabilities	**0**	**0**	**27**	**12**	**0**	**0**

The change to receivables and liabilities in relation to other related parties and companies is due to the ordinary course of business.

As at the reporting date, there were Allowances for losses on loans and advances of EUR -46 million (previous year: EUR -53 million) based on outstanding balances from related parties.

Individuals regarded as related parties pursuant to IAS 24 are members of the Board of Managing Directors and of the Supervisory Board, including their relatives, of LBBW (Bank) as the parent company. Information on the compensation of and transactions with key management individuals is shown in Note 77.

Given the immateriality of business transactions with companies controlled by the shareholders of LBBW or under considerable influence, LBBW claims an exemption in accordance with IAS 24.25.

72. Off-balance sheet transactions and obligations.

Contingent liabilities and other obligations

Contingent liabilities and other off-balance-sheet liabilities arise from contractually agreed possible future obligations that are not yet likely to materialize (likelihood of occurrence less than 50%). These obligations may arise both from guarantees given and credit lines granted to customers for a specified period but not yet drawn down. Recognized amounts reflect the possible obligations that may arise if credit lines or guarantees granted are utilized at the maximum amount. The probability of an outflow of assets is regularly reviewed. If a drawdown appears more likely than not, a provision for credit risks is entered into the accounts and the amount thereof offset by the amount of the off-balance sheet obligation.

EUR million	31 Dec. 2012	31 Dec. 2011
Contingent liabilities	**6476**	**6531**
Sureties and guarantee agreements	6464	6519
Liability for the granting of collateral for third-party liabilities	10	10
Rediscounted bills of exchange	2	2
Other obligations	**22887**	**22569**
Irrevocable loan commitments	22381	22137
Payment obligations and joint liability	231	97
Obligations from rental or leasing contracts	155	162
Obligations from investment projects started	68	68
Placement and underwriting commitments	29	23
Other obligations	23	82
Total	**29363**	**29100**

Payment obligations and joint liability consist of additional funding obligations to central counterparties in the amount of EUR 143 million (previous year: EUR 0 million) and to Liquiditäts- und Konsortialbank GmbH, Frankfurt am Main, totaling EUR 76 million (previous year: EUR 76 million).

Guarantee fund.

There are additional funding obligations to the Sicherungsreserve der Landesbanken und Girozentralen (»Guarantee Fund of the Landesbanken and Central Savings Banks«) totaling EUR 230 million (previous year: EUR 249 million). Payment of these additional contributions can be immediately demanded in the event that an institution requires assistance.

Pursuant to section 5 (10) of the bylaws of the German Deposit Protection Fund, LBBW undertook to indemnify Bundesverband Deutscher Banken e.V., Berlin, against any and all losses incurred by the latter as a result of assistance provided to credit institutions that are majority-owned by Landesbank Baden-Württemberg. Such a case did not occur in the year under review.

Liability exemptions.

In its capacity as guarantor, LBBW continues to be liable for liabilities of DekaBank Deutsche Girozentrale, Berlin and Frankfurt am Main, and LBS Landesbausparkasse Baden-Württemberg, Stuttgart and Karlsruhe, incurred until 18 July 2005 (elimination of the guarantor's liability), in certain cases depending on the time when the liabilities arose and upon their term; however, LBBW is in no event liable as guarantor for any liabilities that have arisen after this date.

This also applies externally to the liabilities of the following credit institutions, provided that these liabilities arose during the time when LBBW was a guarantor of these credit institutions: the former Landesbank Schleswig-Holstein Girozentrale, Kiel; Westdeutsche ImmobilienBank AG, Mainz, the former Sachsen LB Landesbank Sachsen Girozentrale, Leipzig, and the former LRP Landesbank Rheinland-Pfalz, Mainz.

LBBW will also release the trustors and former guarantors of Sachsen LB inter partes from all claims for liabilities arising from the guarantor's liability (Gewährträgerhaftung) and maintenance obligation (Anstaltslast) they assumed for Sachsen LB that are asserted against the trustors and former guarantors of Sachsen LB for the first time after 31 December 2007. This applies only insofar as and to the extent that the guarantor's liability exists due to claims by LBBW or affiliates of LBBW within the meaning of section 15 et seq. of the Aktiengesetz (German Stock Corporation Act) in connection with the Ormond Quay structure including one or more Castle View vehicles to the extent that these entities have assets that were originally included in the Ormond Quay portfolio (Issuer Valuation Agreement dated 6 May 2004 as amended 7 July 2005 between Sachsen LB Europe Plc and Ormond Quay Funding Plc, Eden Quay Asset Limited, Ellis Quay Asset Management Limited and Merchants Quay Asset Management Limited).

LBBW will also release the trustors and former guarantors of Sachsen LB inter partes from all claims for liabilities arising from the guarantor's liability and maintenance obligation they assumed for Sachsen LB that are asserted against the trustors and former guarantors of Sachsen LB for the first time after 31 December 2010.

Letters of comfort.

LBBW has issued a letter of comfort, which reads as follows, in favor of the wholly-owned subsidiaries BW Bank Capital Funding LLC I, Wilmington and BW Bank Capital Funding LLC II, Wilmington:

»LBBW has issued letters of comfort in favor of BW Bank Capital Funding LLC I and BW Bank Capital Funding LLC II, which rank lower than all of LBBW's senior and subordinate liabilities, including the capital generated by profit participation certificates.«

Fiduciary transactions.

The trust activities which are not carried in the balance sheet involve the following types of assets and liabilities and break down as follows:

EUR million	31 Dec. 2012	31 Dec. 2011
Loans and advances to banks	592	636
Loans and advances to customers	225	225
Financial investments	9	6
Property and equipment	3	5
Other assets	32	151
Trust assets[1]	**861**	**1 023**
Deposits from banks	854	1 005
Deposits from customers	6	17
Other liabilities	1	1
Trust liabilities	**861**	**1 023**

1) Including transmitted loans.

73. Capital management.

Capital management at LBBW is designed to ensure solid capitalization within the LBBW Group. In order to guarantee adequate capital from various perspectives, the Bank analyzes capital ratios and structures both from the perspective of regulatory capital requirements and that of economic capital. LBBW's capital management system is embedded in the overall bank management process, strategies, rules, monitoring mechanisms, and organizational structures of the LBBW Group.

The integrated risk and capital management is carried out by the Group's Board of Managing Directors. In setting tasks having to do with capital management, the Asset Liability Committee (ALCo) prepares, among other things, decisions for the Board of Managing Directors and supports it in ensuring the adequacy of the capital resources and asset/liability management, as well as in defining and complying with target figures. The ALCo prepares decisions in this respect that are subsequently met by the Board of Managing Directors.

In topics of risk management and economic issues, the risk committee helps prepare decisions for the Board of Managing Directors among others in the cross-disciplinary monitoring of the risk-bearing capacity and of material risks, as well as in complying with regulatory requirements.

Capital allocation and longer-term strategic capital management is carried out during the planning process integrated on an annual basis (with a five-year planning horizon) and is decided and monitored continuously by the Group's Board of Managing Directors. The Supervisory Board ultimately decides on the business plan.

Economic capital.

Economic capital is calculated as a uniform risk measure at the highest level. It is defined as the volume of economic capital which is required to cover the risks arising from LBBW's business activities. In contrast to the capital stipulated by regulatory bodies, it therefore represents the capital backing required from LBBW's point of view for economic purposes, calculated using its own risk models. As a fundamental rule, it is quantified as value-at-risk (VaR) at a confidence level of 99.93% and a 1-year holding period for credit, market price, real estate, development, investment, and operational risks and using simplified models for other risks. The confidence level was adjusted in 2012 from 99.95% to 99.93% in order to reflect consistently the lower external long-term rating (Moody's downgrade from A2 to A3 in 2012) in the risk-bearing capacity concept. By contrast, liquidity risks are managed and limited by the quantitative and procedural rules defined in the liquidity risk tolerance.

The upper risk limit for economic capital represents the Group-wide overarching limit for all relevant quantified risk types. This limit reflects LBBW's maximum willingness to accept risk. In keeping with the conservative principle underlying risk tolerance it is substantially below the aggregate risk cover and thus provides scope for risks arising from unforeseeable stress situations. On the basis of the upper risk limit for economic capital, limits for economic capital are defined for the various directly quantified risk types and other risks not quantified within a model approach. The risk-bearing capacity is monitored by the risk control department by means of a traffic light system. The respective traffic light thresholds are linked to responses set out in a catalogue of measures.

At LBBW, aggregate risk cover (corresponds to risk coverage potential as per MaRisk) denotes the equity restricted according to economic criteria which is available to cover unexpected potential losses. The aggregate risk cover is derived on the basis of the asset-liability approach (balance-sheet oriented). In line with LBBW's primary steering logic, balance sheets are prepared in accordance with IFRS. In addition to the consolidated equity (according to IFRS incl. AfS reserve), Tier 3 capital and realized gains/losses (IFRS) are components of the aggregate risk cover. In addition, extensive deductible items and valuation adjustments such as hidden charges are included in the aggregate risk cover while taking the current supervisory guidelines into consideration.

For more detailed information on our risk management systems, economic capital and the risk situation, see the risk report included in the group management report.

Regulatory capital.

The LBBW Group's own funds are determined in accordance with the requirements of the Kreditwesengesetz (German Banking Act - KWG) and are based on the relevant capital adequacy requirements stipulated by the supervisory authorities.

The overall ratio of the LBBW Group is determined in accordance with the provisions of section 3 Solvabilitätsverordnung (German Solvency Ordinance) in conjunction with section 10a KWG.

Accordingly, the ratio of creditable equity to the total, weighted by a factor of 12.5, of the capital charges for counterparty risk, operational risk and market risk positions including option contracts must not fall below 8.0% (overall ratio) at the close of any business day. The ratios required by the supervisory authorities were maintained at all times during the 2012 financial year.

The LBBW Group's own funds are composed of its Tier 1, Tier 2 and Tier 3 capital. The entirety of supplementary capital is limited to the amount of the core capital. The lower Tier 2 capital must not exceed 50% of the total Tier 1 capital. The recognition of Tier 3 capital and the freely available Tier 2 capital is limited to 250% of the freely available Tier 1 capital (core capital not required to cover counterparty risks and operational risks).

Core capital or Tier 1 capital consists of the paid-in capital, the capital reserve and other reserves, other capital in the meaning of section 10 (4) KWG (silent partnership contributions), the preference shares, reserves for general banking risks in accordance with section 340g HGB and deductible items (largely intangible assets). A material part of the LBBW Group's other capital (the contributions by silent partnership) is permanent and is held by the owners of LBBW. Supplementary capital, or Tier 2 capital, consists of higher Tier 2 capital composed of liabilities arising from profit participation certificates as well as the lower Tier 2 capital composed of long-term subordinated liabilities.

As Tier 3 capital, profit participation certificates and longer-term subordinated liabilities that have a Tier 3 clause may be recognized during the last two years before maturity. Tier 3 capital may only be used to back eligible amounts of market risk positions.

Up to 3% of the aggregate nominal amount can be repurchased in securitized equity components as part of market support. After reporting to BaFin, LBBW utilizes the option for market support for profit participation rights and non-current and current subordinate liabilities. The upper limit was complied with at all times during the 2012 financial year.

Half of each of the following items must also be deducted from Tier 1 and Tier 2 capital: deductible items in accordance with section 10 (6) KWG (direct equity investments in institutions and financial companies in which over 10% of the capital is held but which are not consolidated in accordance with section 10a KWG, and equity surrogates issued by these companies, equity investments in insurance companies in accordance with section 271 HGB and equity surrogates issued by these insurance companies) and deductible items in accordance with section 10 (6a) KWG (losses on valuation allowances for IRBA counterparty risk items and expected losses for IRBA investment items, as well as advance payment risks for securities, foreign currency and raw materials transactions in the trading book, for which the service rendered in return has not yet been effectively provided five working days after the due date).

As of 1 January 2008, LBBW received permission from Bundesanstalt für Finanzdienstleistungsaufsicht (the German Federal Financial Supervisory Authority - BaFin) to use the approach based on internal ratings to calculate capital adequacy for counterparty risks arising from the major classes of receivables. Equity requirements for receivables for which permission has not been received to use a rating procedure are calculated in accordance with the credit risk standardized approach (CRSA).

The own funds as defined by the German Banking Act are calculated based on the separate financial statements of the entities included in the basis of consolidation, taking the applicable national accounting regulations into account.

The following table shows the structure of the LBBW Group's own funds:

EUR million	31 Dec. 2012	31 Dec. 2011
Own funds	**18828**	**18552**
Core capital (Tier 1)	14675	13836
Supplementary capital (Tier 2)	3696	3993
Tier 3 capital	457	723
Qualifying items	**95776**	**107675**
Risk-weighted counterparty risk items	78538	89663
Market risk positions	10963	12650
Operational risk	6275	5362
Total ratio in accordance with SolvV	**19.7%**	**17.2%**
Tier 1 capital ratio	**15.3%**	**12.9%**

EUR million	31 Dec. 2012	31 Dec. 2011
Core capital (Tier 1)	**14675**	**13836**
Paid-in capital	2584	2584
Capital reserve	6910	6910
Other capital (Silent partnership contributions)	4461	4194
Other reserves and differences in assets in accordance with section 10a (6) clause 9 and 10 KWG	837	526
Reserve for general banking risks in accordance with section 340g HGB	484	480
Deductible from core capital incl. 50% deduction, section 10 (2a), 6, 6a KWG	-601	-858

Explanation of the changes in 2011 versus 2012.
LBBW reported net income in accordance with HGB of EUR 404 million for the 2011 financial year. These funds were used to fully replenish the silent partnership contributions diminished in 2009 (shown in other capital) and the profit-participation rights (shown in Tier 2 capital).

The sale of shares to affiliated companies led to an increase in other reserves in the scope of deconsolidation.

Supplementary capital was reduced due to maturities and to remaining maturities not being reached. Profit participation rights in the event that the remaining maturity of two years is not reached should no longer be credited as liable equity. In the event that the remaining maturity is less than two years, only 40% of long-term subordinate liabilities should be credited.

The portfolio of Tier 3 capital is also reduced as a result of maturities.

Deductible items pursuant to section 10 (6) KWG were mainly reduced as a result of the sale of non-controlling interest. The write-down deficit determined in accordance with section 10 (6a) KWG also led to a lower deduction than in the previous year.

The qualifying items were reduced primarily as a result of the reduction of non-strategic transactions.

74. Events after the balance sheet date.
According to a contractual agreement dated 7 December 2012, on 1 January 2013 LBBW prematurely paid back a part of the silent partnership contributions totaling EUR 2.2 billion to the State of Baden-Württemberg, the Savings Bank Association of Baden-Württemberg and the city of Stuttgart. In accordance with the decision to increase capital dated 7 December 2012 and in compliance with the capital ratios, also on 1 January 2013 the shareholders provided the amount received again to LBBW by paying in share capital and a capital reserve.

In the first quarter of 2013 LBBW sold securities, realizing hidden burdens in a superior two-digit millions range.

Additional disclosures in accordance with section 315a HGB.

75. List of shareholdings and information on subsidiaries, associates, and joint ventures.
The associates' shares in the aggregate assets and liabilities, revenues and profits/losses for the period are presented in Note 41.

The share of the capital held by LBBW in Schlossgartenbau-Aktiengesellschaft remained unchanged compared with the previous year at 92.68%. Schlossgartenbau-Aktiengesellschaft has issued the declaration prescribed in section 161 Aktiengesetz (German Stock Corporation Act) and has made it available online to all interested parties (http://www.bahnhofplatzgesellschaften.de/bahnhof2003/index_schlossgartenbau.htm).

LBBW Immobilien-Holding GmbH, Stuttgart, LBBW Leasing GmbH, Mannheim, LBBW Spezialprodukte-Holding GmbH, Stuttgart and LBBW Service GmbH, Stuttgart made use of the exemption under section 264 (3) HGB.

The following overview shows the full list of shareholdings of the LBBW Group in accordance with section 313 (2) HGB in the consolidated financial statements and section 285 (11) HGB in the annual financial statements of Landesbank Baden-Württemberg including the statements pursuant to section 285 (11a) HGB as of the reporting date. The list of shareholdings shows the companies for which a letter of comfort has been issued.

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
I. Companies included in the consolidated financial statements						
a. Fully consolidated subsidiaries						
Alpha Real Estate (Luxembourg) S.à.r.l. [1) 17)]	Luxembourg, Luxembourg	100.00		EUR	-33.04	-17.37
ALVG Anlagenvermietung GmbH [1) 4a)]	Stuttgart	100.00		EUR	19 000.00	0.00
Austria Beteiligungsgesellschaft mbH [17)]	Stuttgart	66.67		EUR	35 350.61	2 028.54
Bahnhofplatz Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	13 441.51	0.00
Bahnhofplatz Objektverwaltungs-GmbH [1) 17)]	Stuttgart	100.00		EUR	13.70	-2.52
Bahnhofplatz-Gesellschaft Stuttgart AG [1) 4a) 17)]	Stuttgart	93.22		EUR	4 452.44	0.00
Bauwerk-Stuttgart GmbH [1) 17)]	Stuttgart	75.00		EUR	-184.06	-184.06
BETA REAL ESTATE (Luxembourg) S.à.r.l. [1) 17)]	Luxembourg, Luxembourg	100.00		EUR	7.94	-6.02
BW-Immobilien GmbH [1) 4a) 17)]	Stuttgart	100.00		EUR	3 200.07	0.00
CFH Beteiligungsgesellschaft mbH [1) 17)]	Leipzig	100.00		EUR	93 886.04	1 782.63
Château de Beggen Participations S.A. [1) 17)]	Luxembourg, Luxembourg	100.00		EUR	37.90	-6.52
Dritte Industriehof Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	701.91	0.00
Einkaufszentrum Stachus München GmbH [1) 4a) 17)]	Stuttgart	100.00		EUR	25.00	0.00
Employrion Komplementär GmbH [1) 17)]	Weil	100.00		EUR	26.75	0.22
Entwicklungsgesellschaft Grunewaldstraße 61 - 62 mbH & Co. KG [1) 17)]	Stuttgart	94.84	94.90	EUR	-4 810.96	579.70
Entwicklungsgesellschaft Uhlandstraße 187 GmbH & Co. KG [1) 17)]	Stuttgart	94.90		EUR	-2 617.58	-659.35
Erste IMBW Capital & Consulting Komplementär GmbH [1) 17)]	Weil	100.00		EUR	26.74	-1.02
Erste Industriehof Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	450.16	0.00
EuroCityCenterWest GmbH & Co. KG [1) 3a) 17)]	Stuttgart	100.00		EUR	-14 021.13	-3 055.76
EuroCityCenterWest Verwaltungs-GmbH [1) 17)]	Stuttgart	94.80		EUR	34.59	-0.72
FOM/LEG Verwaltungs GmbH [1) 7)]	Heidelberg	50.00		EUR	26.63	1.50
Fünfte Industriehof Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	634.23	0.00
Gewerbepark Königstraße Kaiserslautern GmbH [1) 17)]	Stuttgart	100.00		EUR	93.12	-201.81
Grundstücksgesellschaft Einkaufszentrum Haerder-Center Lübeck mbH & Co. KG [1) 8)]	Stuttgart	94.00		EUR	-21 002.86	k.A.
Grunewaldstraße 61 - 62 GmbH [1) 17)]	Stuttgart	100.00		EUR	25.76	0.22
HIRP Housing Initiative Rheinland-Pfalz Management- und Entwicklungsgesellschaft mbH i. L. [1) 17)]	Mainz	79.90		EUR	65.15	-34.85
IMBW Capital & Consulting GmbH [1) 4a) 17)]	Stuttgart	100.00		EUR	250.00	0.00
Immobilienvermittlung BW GmbH [17)]	Stuttgart	100.00		EUR	2 721.48	222.99
Industriehof Objektverwaltungs-GmbH [1) 17)]	Stuttgart	100.00		EUR	36.45	3.30
Industriehof-Aktiengesellschaft [1) 4a) 17)]	Stuttgart	93.63		EUR	23 281.64	0.00
IRP Immobilien-Gesellschaft Rheinland-Pfalz mbH [1) 17)]	Mainz	51.41		EUR	618.47	-936.51
Kiesel Finance Management GmbH [1)]	Baienfurt	90.00		EUR	29.51	2.11
Kommunalbau Rheinland-Pfalz GmbH [1) 17)]	Mainz	51.40		EUR	1 198.58	95.88
Landesbank Baden-Württemberg Capital Markets Plc [3) 17)]	London, Great Britain	100.00		EUR	5 978.00	250.00
LBBW Asset Management Investmentgesellschaft mbH [3) 17)]	Stuttgart	100.00		EUR	29 170.07	9 393.44
LBBW Bank CZ a.s. [17)]	Prague 5, Czech Republic	100.00		CZK	109 234.06	720.29
LBBW Dublin Management GmbH [3) 4) 17)]	Mainz	100.00		EUR	20 845.91	0.00
LBBW Grundstücksverwaltungsgesellschaft mbH & Co. KG Objekt am Pariser Platz Stuttgart [17)]	Stuttgart	100.00		EUR	56 524.47	-3 525.92
LBBW Immobilien Capital Fischertor GmbH & Co. KG [1) 17)]	Munich	93.98	94.00	EUR	-5 113.66	-1 130.50

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
LBBW Immobilien Capital GmbH [1) 17)]	Stuttgart	100.00		EUR	-2856.19	-933.28
LBBW Immobilien Development GmbH [1) 4a) 17)]	Stuttgart	94.90		EUR	15783.69	0.00
LBBW Immobilien GmbH & Co. Beteiligung KG [1) 17)]	Stuttgart	100.00		EUR	60537.50	829.03
LBBW Immobilien Kommunalentwicklung GmbH [1) 4a) 17)]	Stuttgart	81.62		EUR	2016.51	0.00
LBBW Immobilien Luxembourg S. A. [1) 17)]	Luxembourg, Luxembourg	100.00		EUR	-75471.31	-725.93
LBBW Immobilien Management Gewerbe GmbH [1) 4a) 17)]	Stuttgart	94.90		EUR	3303.97	0.00
LBBW Immobilien Management GmbH [1) 4a) 17)]	Stuttgart	100.00		EUR	425694.37	0.00
LBBW Immobilien Romania S.R.L. [1) 17)]	Bucharest, Romania	100.00		EUR	-21667.44	-3910.45
LBBW Immobilien Versicherungsvermittlung GmbH [1) 4a) 17)]	Stuttgart	100.00		EUR	25.00	0.00
LBBW Immobilien-Holding GmbH [4) 17)]	Stuttgart	100.00		EUR	959050.54	0.00
LBBW Leasing GmbH [4) 17)]	Mannheim	100.00		EUR	283488.54	0.00
LBBW Luxemburg S. A. [3) 18)]	Munsbach, Luxembourg	100.00		EUR	269621.00	-23.70
LBBW Service GmbH [4) 17)]	Stuttgart	100.00		EUR	25.00	0.00
LBBW Spezialprodukte-Holding GmbH [4) 17)]	Stuttgart	100.00		EUR	101871.73	0.00
LBBW US Real Estate Investment LLC [6)]	Wilmington, Delaware, USA	100.00		USD	74812.06	3295.45
LBBW Venture Capital GmbH [17)]	Stuttgart	100.00		EUR	28412.43	-267.87
LEG Baden-Württemberg Verwaltungs-GmbH [1) 17)]	Stuttgart	100.00		EUR	24.39	-0.87
LEG Projektgesellschaft 2 GmbH & Co. KG [1) 17)]	Stuttgart	100.00		EUR	-1414.84	95.85
LEG Projektgesellschaft 4 GmbH & Co. KG [1) 17)]	Stuttgart	100.00		EUR	-45102.98	-6164.40
LEG Verwaltungsgesellschaft 2 mbH [1) 17)]	Stuttgart	100.00		EUR	27.51	0.57
LOOP GmbH [1) 17)]	Stuttgart	100.00		EUR	129.87	-81.98
LRP Capital GmbH [1) 17)]	Stuttgart	100.00		EUR	14000.00	0.00
Mannheim O 4 Projektgesellschaft mbH & Co. KG [1) 17)]	Stuttgart	100.00		EUR	-12.94	6006.19
MANUKA Grundstücks-Verwaltungsgesellschaft mbH [1) 17)]	Stuttgart	100.00		EUR	58.44	1.68
MKB Mittelrheinische Bank GmbH [17)]	Koblenz	100.00		EUR	47737.77	6469.36
MKB Versicherungsdienst GmbH [1) 4a) 17)]	Koblenz	100.00		EUR	27.05	0.00
MMV Leasing GmbH [1) 4a) 17)]	Koblenz	100.00		EUR	21000.00	0.00
MMV-Mobilien Verwaltungs- und Vermietungsgesellschaft mbH [1) 4a) 17)]	Koblenz	100.00		EUR	26.00	0.00
Nagatino Property S.à.r.l. [1) 8)]	Luxembourg, Luxembourg	100.00		EUR	-42226.74	-13993.04
Parc Helfent Participations S. A. [1) 17)]	Luxembourg, Luxembourg	100.00		EUR	1045.76	-2.05
Projekt 20 Verwaltungs GmbH [1) 17)]	Munich	100.00		EUR	31.45	1.03
Projektgesellschaft Bockenheimer Landstraße 33 - 35 GmbH & Co. KG [1) 17)]	Kronberg i. T.	94.00	50.00	EUR	-672.07	88.15
Rebstockpark 7.1 Entwicklungsgesellschaft mbH & Co. KG [1) 17)]	Stuttgart	100.00		EUR	0.80	-0.20
Schlossgartenbau Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	18548.97	0.00
Schlossgartenbau Objektverwaltungs-GmbH [1) 17)]	Stuttgart	100.00		EUR	11.64	0.97
Schlossgartenbau-Aktiengesellschaft [1) 4a) 17)]	Stuttgart	92.68		EUR	6592.42	0.00
Schockenried GmbH & Co. KG [1) 17)]	Stuttgart	100.00		EUR	-4142.44	43.87
Schockenriedverwaltungs GmbH [1) 17)]	Stuttgart	94.80		EUR	25.43	0.72
Sechste Industriehof Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	307.51	0.00
SG Management GmbH [1) 17)]	Stuttgart	100.00		EUR	7638.23	-126.18
SGB - Hotel GmbH & Co. KG [1) 17)]	Stuttgart	100.00		EUR	-1261.91	-97.24
SLN Maschinen-Leasing Verwaltungs-GmbH [1)]	Stuttgart	100.00		EUR	1039.32	38.17
SLP Mobilien-Leasing Verwaltungs-GmbH [1)]	Mannheim	100.00		EUR	5174.58	308.60
Süd Beteiligungen GmbH [17)]	Stuttgart	100.00		EUR	152634.81	51538.09
Süd KB Unternehmensbeteiligungsgesellschaft mbH [1) 17)]	Stuttgart	100.00		EUR	48720.58	132.50
SüdFactoring GmbH [3) 4) 17)]	Stuttgart	100.00		EUR	5000.00	0.00
Süd-Kapitalbeteiligungs-Gesellschaft mbH [1) 4a) 17)]	Stuttgart	100.00		EUR	88981.87	0.00
SüdLeasing Finance-Holding GmbH [1)]	Stuttgart	100.00		EUR	189.36	18.80
SüdLeasing GmbH [2) 4a) 17)]	Stuttgart	100.00		EUR	32085.00	0.00
Turtle Beteiligungs-Ehningen II GmbH [1) 7)]	Frankfurt a. M.	100.00		EUR	25.41	0.36
Turtle Beteiligungs-Hannover-City GmbH [1) 7)]	Frankfurt a. M.	100.00		EUR	22.31	-1.07
Turtle Beteiligungs-Portfolio GmbH [1) 7)]	Frankfurt a. M.	100.00		EUR	25.62	2.27
Turtle Ehningen II GmbH & Co. KG [1) 7)]	Frankfurt a. M.	100.00		EUR	-30.55	-10.97
Turtle Portfolio GmbH & Co. KG [1) 7)]	Frankfurt a. M.	100.00		EUR	-41611.64	-36296.81
Turtle 1. Verwaltungs-GmbH [1) 7)]	Frankfurt a. M.	100.00		EUR	36.21	9.02

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
Uhlandstraße 187 GmbH [1) 17)]	Stuttgart	100.00		EUR	24.97	0.43
Vermietungs- und Verwaltungsgesellschaft Sendlinger Straße GmbH & Co. KG [1) 3a) 17)]	Stuttgart	99.00		EUR	53010,68	13715.90
Vermietungs- und Verwaltungsgesellschaft Sendlinger Straße mbH [1) 17)]	Stuttgart	100.00		EUR	21.54	-3.47
Vierte Industriehof Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	1176.78	0.00
VVS II GmbH & Co. KG [1) 17)]	Stuttgart	99.00		EUR	-3603.30	530.98
VVS II Verwaltungs-GmbH [1) 17)]	Stuttgart	100.00		EUR	18.64	-1.69
VVS III GmbH & Co. KG [1) 17)]	Stuttgart	99.00		EUR	-5033.84	734.67
VVS III Verwaltungs-GmbH [1) 17)]	Stuttgart	100.00		EUR	18.10	-1.70
Zorilla Mobilien-Leasing GmbH [1)]	Mannheim	100.00		EUR	62.82	-15.28
Zweite IMBW Capital & Consulting Komplementär GmbH [1) 17)]	Stuttgart	100.00		EUR	28.84	-3.50
Zweite Industriehof Objekt-GmbH & Co. KG [1) 4a) 17)]	Stuttgart	100.00		EUR	19825.72	0.00
Zweite LBBW US Real Estate GmbH [17)]	Leipzig	100.00		EUR	48000.68	-7577.36
b. Fully consolidated subsidiaries (SIC 12)						
aiP Gärtnerplatz GmbH & Co. KG [1) 17)]	Oberhaching	45.00	50.00	EUR	-13183.20	-5082.79
aiP Isarauen GmbH & Co. KG [1) 3a) 17)]	Oberhaching	45.00	50.00	EUR	-582.11	-48.49
BWInvest-TR6-Fonds [17)]	Stuttgart	100.00	0.00	EUR	60917.14	-1605.27
Employrion Immobilien GmbH & Co. KG [1) 17)]	Weil	35.00	50.00	EUR	-1601.83	1338.01
Erste IMBW Capital & Consulting Objektgesellschaft mbH & Co. KG [1) 17)]	Weil	40.00	50.00	EUR	-16932.11	-1918.93
FOM/LEG Generalübernehmer GmbH & Co. KG [1) 7)]	Heidelberg	50.00		EUR	-1295.57	-563.69
Georges Quay Funding I Limited [17)]	Dublin 1, Ireland			EUR	9.23	0.36
Grundstücksgesellschaft Einkaufszentrum Kröpeliner-Tor-Center Rostock mbH & Co. KG [1) 17)]	Berlin	39.94	50.00	EUR	0.00	-529.89
Humboldt Multi Invest B SICAV-FIS Sachsen LB Depot A [11)]	Hesperange, Luxembourg	99.99	99.99	EUR	92185.15	-1702.09
Kyma Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Löhr's Carré KG [17)]	Haar			EUR	-3290.54	3814.75
LAAM-Fonds I (LAAM Subtrust I) [17)]	George Town, Cayman Islands	100.00	0.00	EUR	86988.60	4280.35
LAAM-Fonds II [17)]	George Town, Cayman Islands	100.00	0.00	EUR	86384.15	2717.54
LAAM-Fonds XI [17)]	George Town, Cayman Islands	100.00	0.00	EUR	46188.13	3766.41
LBBW EuroLiquid [19)]	Stuttgart	83.32	0.00	EUR	54852.56	1212.65
Parcul Banatului SRL [1) 17)]	Bucharest, Romania	50.00		EUR	-14766.75	-4134.94
Spencerview Asset Management Ltd. [17)]	Dublin 2, Ireland			EUR	1.00	0.00
Turtle Vermögensverwaltungs-GmbH & Co. KG [1) 7)]	Frankfurt a. M.	49.00	50.00	EUR	-65.33	-19.26
2. Joint ventures accounted for using the equity method						
ARGE ParkQuartier Berg [1) 17)]	Stuttgart	50.00		EUR	476.61	11.06
Bad Kreuznacher Entwicklungsgesellschaft mbH (BKEG) [1) 17)]	Bad Kreuznach	50.00		EUR	-549.22	1668.64
LHI Leasing GmbH [1) 17)]	Pullach	51.00		EUR	46192.24	3594.25
TCD LEG/FOM GbR [1) 17)]	Stuttgart	50.00		EUR	188.99	52.73
Verwaltungsgesellschaft Filderbahnstraße mbH i. L. [1) 25)]	Stuttgart	50.00		EUR	-0.02	-1.68
Verwaltungsgesellschaft Hauptstraße mbH i. L. [1) 25)]	Stuttgart	50.00		EUR	0.07	-2.79
3. Associates accounted for using the equity method						
Altstadt-Palais Immobilien GmbH & Co. KG [1) 17)]	Weil	40.00	50.00	EUR	-484.35	-3.65
Bauland Kruft Süd GmbH [1) 17)]	Mainz	51.00		EUR	-1161.35	-130.15
BWK GmbH Unternehmensbeteiligungsgesellschaft [1) 17) 28)]	Stuttgart	40.00		EUR	231072.89	49738.59
EGH Entwicklungsgesellschaft Heidelberg GmbH & Co. KG [1) 17)]	Heidelberg	33.33		EUR	1010.61	-575.60
EGH Projektgesellschaft Heidelberg GmbH [1) 17)]	Heidelberg	33.33		EUR	32.14	0.80
SGB - Hotel - Verwaltung GmbH [1) 17)]	Stuttgart	50.00		EUR	-3.98	-6.70
Vorarlberger Landes- und Hypothekenbank AG [1) 17)]	Bregenz, Austria	25.00		EUR	607740.92	61051.21
II. Companies not included in the consolidated financial statements due to being of minor significance						
1.1. Subsidiaries not included						
ABS Kompakt GmbH i. L. [11) 27)]	Stuttgart	100.00		EUR	39.78	-3.79
aiP Gärtnerplatz Verwaltungs GmbH [1) 17)]	Oberhaching	100.00		EUR	21.93	-0.51
aiP Hirschgarten 1 Verwaltungs GmbH [1) 17)]	Oberhaching	100.00		EUR	27.95	-0.10
aiP Isarauen Verwaltungs GmbH [1) 17)]	Oberhaching	100.00		EUR	24.20	0.40

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
Atlas Beteiligungs-GmbH i. L. [4) 10) 27)]	Mannheim	100.00		EUR	25.56	0.00
Atlas Weyhausen Services GmbH & Co. KG i. L. [1) 17)]	Mannheim	100.00		EUR	95.87	0.00
B. & C. Leasing GmbH & Co. KG [1) 17)]	Mannheim		75.00	EUR	1 721.91	20.38
Baden-Württembergische Equity Gesellschaft mit beschränkter Haftung [17)]	Stuttgart	100.00		EUR	1 029.48	202.06
Britta Grundstücksverwaltungsgesellschaft mbH [1) 4a) 17)]	Mannheim	100.00		EUR	38 276.09	0.00
BW Bank Capital Funding LLC I [1) 3) 17)]	Florham Park, New Jersey, USA	100.00		EUR	50 004.00	2 371.73
BW Bank Capital Funding LLC II [1) 3) 17)]	Florham Park, New Jersey, USA	100.00		EUR	50 003.00	1 961.86
BW Bank Capital Funding Trust I [1)]	Florham Park, New Jersey, USA		100.00		Not specified	Not specified
BW Bank Capital Funding Trust II [1)]	Florham Park, New Jersey, USA		100.00		Not specified	Not specified
BW Capital Markets Inc. [3) 17)]	Florham Park, New Jersey, USA	100.00		USD	1 821.24	2 621.21
BW Leasing GmbH & Co. KG [1) 17)]	Mannheim	100.00		EUR	140.45	132.35
BW Mergers & Acquisitions GmbH i. L. [17)]	Stuttgart	100.00		EUR	1 144.92	-9.96
CARGO SL Mobilien-Leasing GmbH & Co. KG [1) 17)]	Mannheim		75.00	EUR	475.56	269.51
cellent AG [1) 9)]	Vienna, Austria	100.00		EUR	3 007.22	613.92
cellent AG [17)]	Stuttgart	100.00		EUR	13 057.00	-39.98
Cellent Finance Solutions AG [17)]	Stuttgart	100.00		EUR	1 257.04	-3 053.12
cellent Mittelstandsberatung GmbH [1) 17)]	Böblingen	100.00		EUR	1 572.31	523.34
Centro Alemán de Industria y Comercio de México S. de R.L. de C.V. [2) 17)]	México, D. F., Mexico	100.00		MXN	-13 872.35	-3 233.99
CIM Real Estate Verwaltungs GmbH i. L. [1) 17)]	Munich	100.00		EUR	4.31	-5.57
DBW Advanced Fiber Technologies GmbH [1) 17)]	Bovenden	100.00		EUR	24 280.95	2 467.89
DBW Fiber Corporation [1) 17)]	Summerville, South Carolina, USA	100.00		USD	1 295.95	95.42
DBW Holding GmbH [1) 17)]	Bovenden	99.16	94.64	EUR	22 071.05	0.67
DBW Hungary KFT [1) 17)]	Tapolca, Hungary	100.00		HUF	3 226.26	1 824.49
DBW Ibérica Industria Automoción, S. A. [1) 17)]	Vall d'Uxo Castellón, Spain	100.00		EUR	684.56	121.73
DBW Metallverarbeitung GmbH [1) 4a) 17)]	Ueckermünde	100.00		EUR	1 233.88	0.00
DBW Polska Sp.z. o.o. [1) 8)]	Cigacice, Poland	100.00		PLN	1 716.96	611.35
DBW Sudogda [1) 6)]	Sudogda, Russia	100.00		EUR	-4.36	-5.18
DBW-Fiber-Neuhaus GmbH [1) 4a) 17)]	Neuhaus am Rennweg	100.00		EUR	3 000.00	0.00
Deutsche Mittelstandsinformatik GmbH i. L. [15)]	Stuttgart	90.00		EUR	-1 465.90	-151.92
Dritte LBBW US Real Estate GmbH [17)]	Leipzig	100.00		EUR	1 033.47	-2 217.11
Euro Leasing AG [1) 7)]	Luxembourg, Luxembourg	100.00		EUR	162.39	-0.31
Financial ServiceS GmbH [1) 17)]	Leipzig	100.00		EUR	182.29	18.10
Finclusive Alfmeier Leasing Services GmbH & Co. KG i. L. [1) 17)]	Mannheim	100.00		EUR	60.20	-40.50
FIRKO Betreuungs GmbH [1) 17)]	Leipzig	100.00		EUR	448.59	16.65
FIRKO Betreuungs GmbH & Co. Windpark Zaulsdorf KG [17)]	Leipzig	100.00		EUR	42.66	40.95
FLANTIR PROPERTIES LIMITED [1) 17)]	Nicosia, Cyprus	100.00		EUR	-5 839.94	870.40
Franca Grundstücksverwaltungsgesellschaft mbH [1) 4a) 17)]	Mannheim	100.00		EUR	525.81	0.00
Franca Grundstücksverwaltungsgesellschaft mbH & Co. Immobilien KG [17)]	Mannheim	100.00		EUR	2 334.79	-2.02
FRONTWORX Informationstechnologie AG [1) 17)]	Vienna, Austria	100.00		EUR	-583.41	-274.73
German Centre for Industry and Trade Beijing Co., Ltd. [17)]	Beijing, China	100.00		CNY	1 741.60	253.77
German Centre for Industry and Trade GmbH, Beteiligungsgesellschaft [4) 17)]	Stuttgart	100.00		EUR	3 942.99	0.00
German Centre for Industry and Trade Pte. Ltd. Singapore [1) 17)]	Singapore, Singapore	100.00		SGD	14 275.67	2 036.15
Gmeinder Lokomotivenfabrik GmbH i. L. [1) 17)]	Mosbach	90.00		EUR	306.00	-641.00
Grundstücks-, Vermögens- und Verwaltungs-GbR Nr. 41 Leinfelden/Echterdingen [1) 17)]	Stuttgart	52.95		EUR	25 708.45	-1 083.56
GVZ NORD PLANT GmbH [1) 17)]	Leipzig	100.00		EUR	19.29	-18.68
Haerder-Center Lübeck Verwaltungsgesellschaft mbH [1) 8)]	Stuttgart	100.00		EUR	28.39	1.10
Heurika Mobilien-Leasing GmbH [1) 3a) 17)]	Mannheim	100.00		EUR	-1 075.47	-565.22
HÜCO Circuit Technology GmbH [1) 17)]	Espelkamp	90.00		EUR	113.41	12.92

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
Hüco electronic GmbH [1,4a,8]	Espelkamp	90.00		EUR	3333.39	0.00
Ina Grundstücksverwaltungsgesellschaft mbH i. L. [1,17]	Mannheim	100.00		EUR	4.41	0.22
Iris Grundstücksverwaltungsgesellschaft mbH i. L. [1,17]	Mannheim	100.00		EUR	4.40	0.42
Janina Grundstücksverwaltungsgesellschaft mbH i. L. [1,4a,17]	Mannheim	100.00		EUR	24.13	0.00
John Deere Leasing GmbH [1,17]	Mannheim	100.00		EUR	-705.60	2102.54
Karin Mobilien-Leasing GmbH i. L. [1,17]	Mannheim	100.00		EUR	881.31	101.33
KB Projekt GmbH [1,17]	Mainz	100.00		EUR	22.29	-1.54
Kiesel Finance GmbH & Co. KG [1,17]	Baienfurt		75.00	EUR	540.46	266.92
Kröpeliner-Tor-Center Rostock Verwaltungsgesellschaft mbH [1,17]	Berlin	100.00		EUR	16.69	1.86
KURIMA Grundstücksgesellschaft mbH & Co. KG [1,17]	Grünwald	1.00	84.00	EUR	4.72	-3.84
LA electronic Holding GmbH [1,17]	Espelkamp	100.00		EUR	-11349.61	-843.93
Laurus Grundstücksverwaltungsgesellschaft mbH [1,17]	Mannheim	100.00		EUR	1634.20	-4.80
LBBW Asset Management (Ireland) plc [14]	Dublin 2, Ireland	100.00		EUR	9298.00	-6963.00
LBBW Equity Partners GmbH & Co. KG [8]	Munich	100.00		EUR	1656.03	-15.90
LBBW Equity Partners Verwaltungs GmbH [8]	Munich	100.00		EUR	15.08	-4.39
LBBW Gastro Event GmbH [4,17]	Stuttgart	100.00		EUR	130.00	0.00
LBBW Grundstücksverwaltungsgesellschaft mbH [4,17]	Stuttgart	100.00		EUR	25.99	0.00
LBBW Grundstücksverwaltungsgesellschaft mbH & Co. KG Objekt Stiftstraße Stuttgart [17]	Stuttgart	100.00		EUR	6200.74	-12.34
LBBW Grundstücksverwaltungsgesellschaft mbH & Co. KG Objekt Am Hauptbahnhof Stuttgart [17]	Stuttgart	100.00		EUR	-41343.10	574.69
LBBW GVZ Entwicklungsgesellschaft Leipzig mbH [17]	Leipzig	100.00		EUR	2438.18	130.88
LBBW México [2,17]	México, Mexico	100.00		MXN	2612.32	371.85
LBBW Pensionsmanagement GmbH [4,17]	Stuttgart	100.00		EUR	25.00	0.00
LBBW Repräsentanz São Paulo Ltda. [2,17]	Itaim-Bibi/São Paulo, Brazil	100.00		BRL	163.31	6.24
LBBW (Schweiz) AG [17]	Zurich, Switzerland	100.00		CHF	12090.77	136.71
LBBW Trust GmbH i. L. [17]	Stuttgart	100.00		EUR	2809.10	10.64
LBBW Verwaltungsgesellschaft Leipzig mbH [1,17]	Leipzig	100.00		EUR	13.11	-9.40
LBBW Verwaltungsgesellschaft Leipzig mbH & Co. Parking KG [17]	Leipzig	100.00		EUR	294.23	216.05
LBBW Verwaltungsgesellschaft Leipzig mbH & Co. REKIM KG [17]	Leipzig	100.00		EUR	8327.38	65.94
LEG Osiris 4 GmbH [1,17]	Stuttgart	100.00		EUR	35.46	-0.57
LEG Osiris 5 GmbH [1,17]	Stuttgart	100.00		EUR	20.14	-0.68
LEG Verwaltungsgesellschaft 4 mbH [1,17]	Stuttgart	100.00		EUR	27.66	0.65
LG Grundstücksanlagen-Gesellschaft mbH [17]	Stuttgart	100.00		EUR	25.64	-5.37
LG Grundstücksanlagen-Gesellschaft mbH & Co. KG - Immobilienverwaltung - [17]	Stuttgart	100.00		EUR	23888.50	24076.62
LGZ-Anlagen-Gesellschaft mbH [4,17]	Mainz	100.00		EUR	110.00	0.00
L-Immobilien GmbH [4,17]	Mannheim	100.00		EUR	180.95	0.00
LLC German Centre for Industry and Trade [17]	Moscow, Russia	100.00		RUB	2331.93	-223.26
LRI Support Personenvereinigung [2]	Luxembourg, Luxembourg	100.00			Not specified	Not specified
Mannheim O4 Verwaltungsgesellschaft mbH [1,17]	Stuttgart	100.00		EUR	26.89	0.19
MDL Mitteldeutsche Leasing GmbH [1,17]	Leipzig	100.00		EUR	-20782.90	-138.90
Meridian Vermögensverwaltungsgesellschaft mbH i. L. [17]	Mainz	100.00		EUR	81.65	-5.17
MKL GmbH & Co. KG i. L. [1,17]	Mannheim	100.00		EUR	-32.40	8.40
MLG GmbH & Co. KG i. L. [1,17]	Mannheim	100.00		EUR	-8.74	-7.62
MLP Leasing GmbH & Co. KG i. L. [1,17]	Mannheim	100.00		EUR	-19.00	-2.50
MLP Verwaltungs GmbH [1,17]	Mannheim	100.00		EUR	117.74	-1.63
MLS GmbH & Co. KG [1,17]	Mannheim	100.00		EUR	-272.12	861.94
MMV-Mittelrheinische Leasing GmbH [1,4a,17]	Koblenz	100.00		EUR	26.43	0.00
Mogon Vermögensverwaltungs GmbH i. L. [17]	Mainz	100.00		EUR	149.22	0.00
Pollux Vierte Beteiligungsgesellschaft mbH [17]	Stuttgart	100.00		EUR	22.62	-0.24
Radon Verwaltungs-GmbH [17]	Stuttgart	100.00		EUR	20746.35	797.17
Remseck Grundstücksverwaltungsgesellschaft mbH in Stuttgart [1,4a,17]	Stuttgart	100.00		EUR	36476.81	0.00
Rhenus Mobilien GmbH & Co. KG [1,17]	Holzwickede		51.00	EUR	250.00	0.00
Rhenus Mobilien II GmbH & Co. KG [1,17]	Holzwickede		51.00	EUR	340.79	0.00
Rhin-Neckar S. A. [17]	Munsbach, Luxembourg	100.00		EUR	304.54	83.93
Sachsen LB FIRKO Betreuungs GmbH & Co. Windpark Reichenbach KG [17]	Leipzig	95.77		EUR	1013.30	327.96

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
Sachsen V.C. GmbH & Co. KG [1) 17)]	Leipzig	75.19		EUR	3 927.35	-698.51
Sachsen V.C. Verwaltungsgesellschaft mbH [1) 17)]	Leipzig	100.00		EUR	18.22	-9.08
SachsenFonds International Equity Holding I GmbH [1) 17)]	Aschheim-Dornach	100.00		EUR	4 470.38	1 416.31
SachsenFonds International Equity I GmbH & Co. KG [1) 17)]	Leipzig	96.15		EUR	11 601.22	1 901.12
SBF Sächsische Beteiligungsfonds GmbH [1) 17)]	Leipzig	100.00		EUR	-101.17	-29.23
Schiffsfinanzierungsgesellschaft Danubia 1 GmbH i. L. [1) 17)]	Basle, Switzerland	100.00		CHF	213.23	-13.56
Schiffshaltergesellschaft Albia 1 GmbH i. L. [1) 22) 27)]	Basle, Switzerland	100.00		CHF	337.06	-1.35
Schiffshaltergesellschaft Moenum 1 GmbH i. L. [1) 22) 27)]	Basle, Switzerland	100.00		CHF	337.13	-1.24
Schmidt W & K Leasing GmbH & Co. KG i. L. [1) 20)]	Mannheim	100.00		EUR	-47.22	-5.22
SDD Holding GmbH [1) 8)]	Stuttgart	100.00		EUR	-3 179.23	-200.50
SDT Stanz- und Dämmtechnik GmbH [1) 4a) 17)]	Berga	100.00		EUR	138.40	0.00
SKH Beteiligungs Holding GmbH [17)]	Stuttgart	100.00		EUR	-2 529.44	-40.81
SL Bayern Verwaltungs GmbH [1)]	Mannheim	100.00		EUR	1 014.51	-9.70
SL Bremen Verwaltungs GmbH [1) 17)]	Mannheim	100.00		EUR	1 758.60	225.70
SL BW Verwaltungs GmbH [1) 17)]	Mannheim	100.00		EUR	1 056.90	54.80
SL Düsseldorf Verwaltungs GmbH [1) 17)]	Mannheim	100.00		EUR	561.22	39.23
SL ENERCON Verwaltungs GmbH i. L. [1) 17)]	Mannheim	100.00		EUR	10.70	-3.78
SL FINANCIAL MEXICO, S. A. DE C.V., SOFOM, E. N. R. [1)]	Col. Lomas de Santa Fe, Mexico	100.00		MXN	380.99	80.42
SL Financial Services Corporation [1) 17)]	Norwalk, USA	100.00		USD	-2 772.79	-0.46
SL Mobilien-Leasing GmbH & Co. ENERCON KG [1) 17)]	Mannheim		80.00	EUR	29 133.29	2 880.70
SL Mobilien-Leasing GmbH & Co. Hafis KG [1) 17)]	Mannheim		90.00	EUR	2 026.10	10.90
SL Nordlease GmbH & Co. KG [1) 17)]	Mannheim		60.00	EUR	-2 910.08	833.44
SL Operating Services GmbH i. L. [1) 17)]	Mannheim	100.00		EUR	70.81	-8.47
SL Rail Services GmbH i. L. [1) 17)]	Mannheim	100.00		EUR	12.21	3.08
SL RheinMainSaar Verwaltungs GmbH [1)]	Mannheim	100.00		EUR	510.26	-2.47
SL Schleswig-Holstein Verwaltungs GmbH [1) 17)]	Mannheim	100.00		EUR	126.56	3.85
SL Ventus GmbH & Co. KG [1) 17)]	Mannheim	100.00		EUR	-745.22	960.05
SLKS GmbH & Co. KG [1) 17)]	Stuttgart	100.00		EUR	4 958.82	3 415.97
SLN Maschinen Leasing GmbH & Co. OHG [1) 17)]	Stuttgart		75.00	EUR	-269.19	-310.87
SLP Mobilien-Leasing GmbH & Co. OHG [1) 17)]	Mannheim		75.00	EUR	989.46	233.21
SPI SüdProject International GmbH i. L. [12)]	Stuttgart	100.00		EUR	5 121.75	22.09
Städtische Pfandleihanstalt Stuttgart Aktiengesellschaft, Gemeinnützige Kreditanstalt [17)]	Stuttgart	100.00		EUR	5 929.47	374.36
Steelcase Leasing GmbH & Co. KG [1) 17)]	Mannheim	100.00		EUR	252.24	-13.19
Stuttgarter Aufbau Bau- und Verwaltungs-Gesellschaft mbH [4) 17)]	Stuttgart	100.00		EUR	153.39	0.00
Süd Mobilien-Leasing GmbH [1) 4a)]	Stuttgart	100.00		EUR	28.28	0.00
Süddeutsche Allgemeine Finanz- und Wirtschaftsgesellschaft mbH [1) 4a) 17)]	Mannheim	100.00		EUR	511.29	0.00
SüdImmobilien GmbH [4) 17)]	Mannheim	100.00		EUR	2 574.87	0.00
SüdLeasing Beteiligungsgesellschaft P GmbH & Co. KG i. L. [1) 17)]	Mannheim	100.00		EUR	-58.29	0.00
SüdLeasing d.o.o. Zagreb i. L. [1) 17)]	Zagreb, Croatia	100.00		HRK	1 499.67	-60.98
SüdLeasing Kft. [1) 17)]	Szekszard, Hungary	100.00		HUF	334.13	-472.96
SüdLeasing s.r.o. (Prag) [1) 3a)]	Prague 1, Czech Republic	100.00		CZK	1 266.66	475.52
SüdLeasing Structured Finance GmbH i. L. [1) 17)]	Mannheim		100.00	EUR	0.00	0.00
SüdLeasing Suisse AG [1) 3a)]	Unterengstringen, Switzerland	100.00		CHF	17 820.60	-9.10
SÜDRENTING ESPANA, S.A. [1)]	Barcelona, Spain	100.00		EUR	19 857.45	148.54
SuedLeasing Romania IFN S.A. i. L. [1) 17)]	Bucharest, Romania	100.00		RON	847.55	-28.25
Tacita Mobilien-Leasing GmbH i. L. [1) 17)]	Mannheim	100.00		EUR	12.20	-3.00
Tamaris Mobilien-Leasing GmbH i. L. [1) 23) 27)]	Mannheim	100.00		EUR	16.91	2.10
Technologiegründerfonds Sachsen Verwaltung GmbH [1) 17)]	Leipzig	100.00		EUR	20.25	-3.21
Thömen Leasing GmbH & Co. KG i. L. [1) 17)]	Mannheim		75.00	EUR	1 086.00	65.50
Truck Trailer Leasing GmbH & Co. KG i. L. [1) 17)]	Mannheim		60.00	EUR	-5.08	-9.69
Wachstumsfonds Mittelstand Sachsen Verwaltung GmbH [1) 17)]	Leipzig	100.00		EUR	25.35	-7.43
WM Mobilien-Leasing GmbH & Co. KG [1) 17)]	Mannheim		75.00	EUR	1 616.17	892.47
Yankee Properties II LLC	Wilmington, Delaware, USA		100.00		Not specified	Not specified
Yankee Properties LLC [17)]	Wilmington, Delaware, USA	100.00		USD	8 906.97	1 038.44
YOZMA III GmbH & Co. KG [1) 17)]	Munich	77.14		USD	5 398.82	2 878.62

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Cur-rency	Equity EUR th.	Result EUR th.
Zenon Mobilien-Leasing GmbH [1]	Mannheim	100.00		EUR	398.84	45.90
Zweite Karl-Scharnagl-Ring Immobilien Verwaltung GmbH [1] [17]	Munich	100.00		EUR	31.70	1.27
1.2. Subsidiaries not included, no consolidation (SIC 12)						
AROSA FUNDING LIMITED, Serie 2006-10 [17]	St. Helier, Jersey, Great Britain			EUR	0.00	0.00
AROSA FUNDING LIMITED, Serie 2007-4 [17]	St. Helier, Jersey, Great Britain			EUR	0.00	0.00
ASPEN Lucian Ltd. [17]	George Town, Cayman Islands			EUR	0.00	0.00
Cairn Company Jersey No. 6 Limited [17]	St. Helier, Jersey, Great Britain			EUR	0.00	0.00
Cloverie Public Limited Company [17]	Dublin 1, Ireland			EUR	0.00	0.00
HG ABS Fund plc	Dublin 1, Ireland	100.00	0.00		Not specified	Not specified
Hirschgarten GÜ GmbH & Co. KG [1] [17]	Oberhaching	45.00	50.00	EUR	126.55	-17.88
Kopal Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Löhr's Carré OHG [17]	Mainz	94.00	24.00	EUR	-12 447.57	613.87
LBBW Pro-Fund Absolute Return Rates	Stuttgart				Not specified	Not specified
Mainau Funding Ltd. [8]	Dublin 2, Ireland			EUR	10.75	1.50
M-Korb Funding No.1 Ltd. [8]	Dublin 2, Ireland			EUR	-18 975.47	-402.63
Peter Pike Funding LLC/Rathlin Loan Ltd. [8]	Dublin 2, Ireland			EUR	0.00	0.00
Platino S.A. [17]	Luxembourg, Luxembourg			EUR	60.00	35.27
S-Fix 1 GmbH [17]	Frankfurt			EUR	26.27	1.18
Weinberg Capital LLC	Wilmington, Delaware, USA				Not specified	Not specified
Weinberg Capital Ltd. [8]	Dublin 2, Ireland			EUR	38.21	36.46
Weinberg Funding Ltd. [17]	St. Helier, Jersey, Great Britain			EUR	5.05	0.00
Xelo Plc (früher Xelo V Plc) [17]	Dublin 2, Ireland			EUR	0.00	0.00
2. Joint ventures not accounted for using the equity method						
Aaron Grundstücksverwaltungsgesellschaft mbH [1] [17]	Oberursel	50.00		EUR	-2 051.65	-1 350.53
Bietigheimer Wohnungsprivatisierungsgesellschaft mbH [17]	Bietigheim-Bissingen	50.00		EUR	13 276.86	1 138.55
Dresden Fonds GmbH [1] [17]	Dresden	50.05		EUR	5 065.98	591.20
German Centre for Industry and Trade India Holding-GmbH [1] [17]	Munich	50.00		EUR	2 309.94	-155.04
LBBW Immobilien Verwaltung GmbH [1] [17]	Stuttgart	50.00		EUR	35.04	-4.94
MIG Immobiliengesellschaft mbH i. L. [16] [27]	Mainz	36.36		EUR	33.14	6 755.42
Residenzpost Planen + Bauen GmbH & Co. KG [1] [17]	Munich	50.00		EUR	-1.21	-2.85
Residenzpost Planen + Bauen Verwaltung GmbH [1] [17]	Munich	50.00		EUR	8.18	-3.99
RN Beteiligungs-GmbH i. L. [17]	Stuttgart	50.00		EUR	1 290.09	-44.78
SachsenFonds Immobilien GmbH [1] [17]	Aschheim-Dornach	49.00		EUR	59.20	-559.21
SHS Gesellschaft für Beteiligungen mbH & Co. Mittelstand KG [1] [17]	Tübingen	75.02		EUR	4 833.00	340.00
SHS Venture Capital GmbH & Co. KG [1] [17]	Tübingen	95.45		EUR	1 323.00	-296.00
SüdLeasing GUS Financial Holding GmbH [1] [17]	Stuttgart	50.00		EUR	21 657.55	-112.40
3. Associates not accounted for using the equity method						
Abrosa Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Sachsen I KG [17]	Wiesbaden, Mz-Kastel	100.00	50.00	EUR	-3 204.28	264.39
Alida Grundstücksverwaltungsgesellschaft mbH & Co. Vermietungs-KG [1] [17]	Pullach	99.89	50.00	EUR	2 821.27	2 438.19
B+S Card Service GmbH [24]	Frankfurt a. M.	25.10		EUR	20 775.55	3 350.57
Bubbles and Beyond GmbH [1] [17]	Leipzig	27.50		EUR	105.00	-67.00
Cäcilienpark am Neckar GbR [1] [17]	Heilbronn	33.33		EUR	1 932.53	1 035.54
CheckMobile GmbH - The Process Solution Company [1] [17]	Stuttgart	41.13		EUR	0.00	-681.00
Corporateworld Managementgesellschaft für Buchungs- und Abrechnungssysteme mbH i. L. [1] [21]	Hamburg	22.47		EUR	241.00	220.00
Cortex Biophysik GmbH [1] [17]	Leipzig	47.70		EUR	-770.16	142.24
Doughty Hanson & Co. Funds III Partnership No.15 [1] [17]	London, Great Britain	21.74		USD	8 954.88	-18.34
Egerland Lease GmbH & Co. KG [1] [17]	Mannheim		50.00	EUR	1 615.54	266.13
FEAG GmbH [1] [17]	Forchheim	20.00		EUR	8 472.06	1 401.75
GLB-Verwaltungs-GmbH [17]	Frankfurt a. M.	30.00		EUR	39.44	2.62

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
Global Teleport GmbH i. L. [1) 17)]	Leipzig	21.42		EUR	-2 261.03	7.24
Grundstücks-, Vermögens- und Verwaltungs-GbR Nr. 33 Leinfelden-Echterdingen/Stuttgart-Möhringen [1) 17)]	Stuttgart	23.28		EUR	54 261.75	-1 426.07
Grundstücks-, Vermögens- und Verwaltungs-GbR Nr. 34 Wolfstor 2, Esslingen [1) 17)]	Stuttgart	26.27		EUR	10 696.74	390.91
Grundstücks-, Vermögens- und Verwaltungs-GbR Nr. 36 Stuttgart/Leinfelden-Echterdingen [1) 17)]	Stuttgart	23.17		EUR	33 865.94	-451.38
Grundstücks-, Vermögens- und Verwaltungs-GbR Nr. 38 Stuttgart-Filderstadt [1) 17)]	Stuttgart	20.05		EUR	28 633.03	-543.20
Grundstücks-, Vermögens- und Verwaltungs-GbR Nr. 39 Stuttgart-Fellbach [1) 17)]	Stuttgart	37.63		EUR	27 788.41	-350.10
Grundstücks-, Vermögens- und Verwaltungs-GbR Nr. 40 Ludwigsburg »Am Schloßpark« [1) 17)]	Stuttgart	37.76		EUR	28 332.42	331.30
GUMES Verwaltung GmbH & Co. Objekt Rostock KG [17)]	Pullach	49.50	25.00	EUR	25.56	0.39
HM Grundstücks GmbH & Co. KG i. L. [1) 17)]	Leipzig	49.00		EUR	-0.01	Not specified
Keßler Real Estate Solutions GmbH [1) 17)]	Leipzig	27.97		EUR	282.99	122.06
Kreditgarantiegemeinschaft in Baden-Württemberg Verwaltungs-GmbH [17)]	Stuttgart	20.00		EUR	1 022.58	0.00
LIVIDA MOLARIS Grundstücks-Vermietungsgesellschaft mbH & Co. Landesfunkhaus Erfurt KG [17)]	Erfurt	99.77	24.00	EUR	-12 129.36	545.31
M Cap Finance Deutsche Mezzanine Fonds Zweite GmbH & Co. KG [1) 17)]	Leipzig	49.75		EUR	36 308.21	3 696.13
Mittelständische Beteiligungsgesellschaft Sachsen mbH [17)]	Dresden	25.27		EUR	32 561.68	2 507.96
MOLWANKUM Vermietungsgesellschaft mbH & Co. Objekt Landkreis Hildburghausen KG [17)]	Düsseldorf	94.00	49.00	EUR	-1 157.11	337.46
MSC Investoren GmbH [1) 17)]	Stutensee	37.50		EUR	117 652.91	-2 554.35
pe Diagnostik GmbH i. L. [1) 5)]	Leipzig	30.06		EUR	-440.00	-45.00
Prime 2006-1 Funding L.P. [12)]	St. Helier, Jersey, Great Britain	47.50		EUR	-1 264.77	-3 035.21
RESprotect GmbH [1) 17)]	Dresden	32.80		EUR	-1 185.96	-502.99
Rhein-Neckar Wohnwerte Beteiligungs-Unternehmergesellschaft (haftungsbeschränkt) [1) 17)]	Heidelberg	33.33		EUR	-0.31	-0.70
Rhein-Neckar Wohnwerte Projekt-Unternehmergesellschaft (haftungsbeschränkt) & Co. KG [1) 17)]	Heidelberg	33.33		EUR	-493.01	-181.91
Ritterwand Metall-Systembau Beteiligungs GmbH [1) 17)]	Nufringen	49.97		EUR	6 617.78	1 036.75
Siedlungswerk gemeinnützige Gesellschaft für Wohnungs- und Städtebau mbH [17)]	Stuttgart	25.00		EUR	201 145.30	7 513.23
SLB Leasing-Fonds GmbH & Co. Portos KG i. L. [1) 13)]	Pöcking	35.12		EUR	31 890.98	25 547.45
Stollmann Entwicklungs- und Vertriebs GmbH [1) 17)]	Hamburg	29.00		EUR	1 801.77	696.74
svt Holding GmbH [1) 17)]	Seevetal	25.00	27.78	EUR	8 896.00	2 163.00
TC Objekt Bonn Beteiligungs-GmbH [1) 17)]	Soest	25.00		EUR	22.75	-2.25
TC Objekt Darmstadt Beteiligungs-GmbH [1) 17)]	Soest	25.00		EUR	22.87	-2.13
TC Objekt Münster Nord Beteiligungs-GmbH [1) 17)]	Soest	25.00		EUR	22.63	-2.37
TC Objekt Münster Süd Beteiligungs-GmbH [1) 17)]	Soest	25.00		EUR	22.55	-2.45
Technologiegründerfonds Sachsen Holding GmbH & Co. KG [1) 17)]	Leipzig	0.00	100.00	EUR	0.00	0.00
Technologiegründerfonds Sachsen Initiatoren GmbH & Co. KG [1) 17)]	Leipzig	25.00		EUR	2.47	-0.24
Technologiegründerfonds Sachsen Management GmbH & Co. KG [1) 17)]	Leipzig	25.00		EUR	4.00	1 063.62
Technologiegründerfonds Sachsen Seed GmbH & Co. KG [1) 17)]	Leipzig	3.34		EUR	4 180.27	1 530.62
Technologiegründerfonds Sachsen Start up GmbH & Co. KG [1) 17)]	Leipzig	10.83		EUR	7 182.96	-3 988.53
Viola Grundstücksverwaltungs-GmbH & Co. Verpachtungs KG [17)]	Pullach	99.41	50.00	EUR	2 674.67	653.72
Wachstumsfonds Mittelstand Sachsen GmbH & Co. KG [1) 17)]	Leipzig	27.55		EUR	25 003.38	2 161.85
Wachstumsfonds Mittelstand Sachsen Initiatoren GmbH & Co. KG [1) 17)]	Leipzig	25.00		EUR	0.57	-0.25
Wachstumsfonds Mittelstand Sachsen Management GmbH & Co. KG [1) 17)]	Leipzig	25.00		EUR	3.00	592.56
Wachstumsfonds Mittelstand Sachsen Plus GmbH & Co. KG [1) 19) 26)]	Leipzig	12.72	13.72	EUR	602.00	Not specified
Wolff & Müller Wohnbau GmbH & Co. Objekt Fürth KG [17)]	Pullach	5.00	25.00	EUR	-1 570.33	73.70
4. Investments with a capital share of 20% and more						
Bürgschaftsbank Sachsen GmbH [17)]	Dresden	27.96	18.44	EUR	30 574.18	1 954.25
Candover 2001 GmbH & Co. KG [1) 17)]	Frankfurt a. M.	25.64		EUR	5 434.58	561.52

Name	Place of business	Share of capital in %	Non-prop. voting rights in %	Currency	Equity EUR th.	Result EUR th.
Dr. Gubelt Immobilien Vermietungs-Gesellschaft mbH & Co. Objekt Feuerwache Dresden KG [17]	Düsseldorf	90.00	15.00	EUR	-4191.92	123.21
FP Lux Investments S.A. SICAV-SIF [1]	Luxembourg, Luxembourg	28.55	15.15		Not specified	Not specified
Gaschler Fachmarktzentrum Wolfstein GmbH & Co. KG [1][17]	Hergatz	20.00		EUR	0.00	0.00
GLB GmbH & Co. OHG [17]	Frankfurt a. M.	30.05		EUR	812.90	92038.09
Helmut Fischer GmbH i. L. [1]	Talheim	48.35	0.00		Not specified	Not specified
Humboldt Multi Invest B S.C.A., SICAV-FIS [2]	Luxembourg, Luxembourg	100.00			Not specified	Not specified
INULA Grundstücks-Verwaltungsgesellschaft mbH & Co. KG [17]	Grünwald	80.00	18.25	EUR	-37220.78	2554.91
Korin Grundstücksgesellschaft mbH & Co. Projekt 19 KG [1][17]	Grünwald	80.00	19.00	EUR	162.00	87.37
LBBW Immobilien Landsiedlung GmbH [1][17]	Stuttgart	85.97	85.67	EUR	63033.01	141.93
LIVIDA MOLARIS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Polizei Nordhausen KG [17]	Erfurt	100.00	15.00	EUR	-6403.71	367.40
LUTEA MOLARIS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Flöha KG [17]	Berlin	100.00	15.00	EUR	-5029.27	565.86
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH [17]	Mainz	21.74		EUR	8923.30	1016.84
Palmsche Park GbR Esslingen [1][17]	Stuttgart	92.78	50.00	EUR	-486.69	-486.69
Paramount Group Real Estate Fund I, L.P. [1][17]	Wilmington, Delaware, USA	29.13	28.29	USD	252746.80	-7525.76
Paramount Group Real Estate Fund II, L.P. [1][17]	Wilmington, Delaware, USA	29.13	28.29	USD	114098.79	339.32
Paramount Group Real Estate Fund V (Core) [1][17]	Wilmington, Delaware, USA	24.51	4.99	USD	108497.09	-1375.17
5. Investments in major corporations with a share of voting rights of at least 5 % pursuant to section 340a HGB						
Clean Car AG [1][12]	Meerbusch	15.00		EUR	19227.68	3031.76
Deutscher Sparkassen Verlag GmbH [17]	Stuttgart	8.11		EUR	122649.00	13686.00
HSBC Trinkaus & Burkhardt AG [17]	Düsseldorf	18.66		EUR	1133345.16	102869.23
Imagelinx plc [1][17]	Kirkby-in-Ashfield, Nottinghamshire, Great Britain	7.46		GBP	9305.45	-505.01
Südwestdeutsche Salzwerke AG [17]	Heilbronn	6.40		EUR	88395.00	12630.00
VITA 34 AG [1][17]	Leipzig	13.84		EUR	9780.21	1186.20
Württembergische Lebensversicherung AG [17]	Stuttgart	8.48		EUR	232530.00	45000.00

1) Held indirectly.
2) Including shares held indirectly.
3) A letter of comfort exists on the part of LBBW for the duration of the equity investment.
3a) A letter of comfort exists on the part of a Group subsidiary for the duration of the equity investment.
4) A profit transfer and/or control agreement has been concluded with the company.
4a) A profit transfer and/or control agreement has been concluded with another company.
5) Data available only as of 31 December 2005.
6) Data available only as of 31 December 2008.
7) Data available only as of 31 December 2009.
8) Data available only as of 31 December 2010.
9) Data available only as of 30 April 2011.
10) Data available only as of 30 June 2011.
11) Data available only as of 31 July 2011.
12) Data available only as of 30 September 2011.
13) Data available only as of 17 November 2011.
14) Data available only as of 30 November 2011.
15) Data available only as of 13 December 2011.
16) Data available only as of 16 December 2011.
17) Data available only as of 31 December 2011.
18) Data available only as of 1 January 2012.
19) Data available only as of 31 January 2012.
20) Data available only as of 31 March 2012.
21) Data available only as of 30 April 2012.
22) Data available only as of 31 May 2012.
23) Data available only as of 24 September 2012.
24) Data available only as of 30 September 2012.
25) Data available only as of 26 November 2012.
26) Opening balance sheet (newly founded company).
27) Closing liquidation balance sheet.
28) Capital and share of voting rights pursuant to HGB/IFRS 45% for regulatory purposes 40% (UBBG).

76. Employees.

On average, the number of employees in the LBBW Group was as follows:

	2012			2011		
	Male	Female	Total	Male	Female	Total
Full-time	5356	3682	9038	5763	4020	9783
Part-time	247	2354	2601	277	2413	2690
Trainees	269	215	484	252	275	527
Total	**5872**	**6251**	**12123**	**6292**	**6708**	**13000**

77. Executive and supervisory bodies and positions held.
Members of the Board of Managing Directors and supervisory bodies.

Board of Managing Directors.

Chairman.

HANS-JÖRG VETTER

Deputy Chairman.

MICHAEL HORN

Members.

KARL MANFRED LOCHNER

INGO MANDT

HANS-JOACHIM STRÜDER

RUDOLF ZIPF
up to 31 March 2012

Supervisory Board of LBBW.

Chairman.

HANS WAGENER
Auditor, tax consultant

Deputy Chairman.

DR. NILS SCHMID MdL
Deputy Minister-President,
Finance Minister of the State of Baden-Württemberg

Members.

HANS BAUER
Employee representative of
Landesbank Baden-Württemberg

HARALD COBLENZ
Employee representative of
Landesbank Baden-Württemberg

WOLFGANG DIETZ
Lord Mayor of the town of
Weil am Rhein

WALTER FRÖSCHLE
Employee representative of
Landesbank Baden-Württemberg

HELMUT HIMMELSBACH
Chairman of the Supervisory Board of
Südwestdeutsche Salzwerke AG

PROFESSOR DR. SC. TECHN.
DIETER HUNDT
Chairman of the Supervisory Board of
Allgaier Werke GmbH

JENS JUNGBAUER
Employee representative of
Landesbank Baden-Württemberg

BETTINA KIES-HARTMANN
Employee representative of
Landesbank Baden-Württemberg

FRITZ KUHN
from 7 January 2013
Lord Mayor of the State Capital of Stuttgart

KLAUS-PETER MURAWSKI
State Secretary in the State Ministry of
Baden-Württemberg and Head of the State
Chancellery

GÜNTHER NOLLERT
Employee representative of
Landesbank Baden-Württemberg

DR. FRITZ OESTERLE
Attorney at law, law firm Oesterle

MARTIN PETERS
Managing Partner of the Eberspächer
Group

NORBERT H. QUACK
Attorney at law, notary,
law firm Quack Gutterer & Partner

CLAUS SCHMIEDEL MdL
Chairman of the SPD Parliamentary
Group in the State Parliament of
Baden-Württemberg

PETER SCHNEIDER
President of the Sparkassenverband
Baden-Württemberg (the Savings Bank
Association of Baden-Württemberg)

PROFESSOR DR. WOLFGANG SCHUSTER
until 6 January 2013
Retired Lord Mayor of the State Capital
of Stuttgart

DR.-ING. HANS-JOCHEM STEIM
Chairman of the Supervisory Board of
Hugo Kern und Liebers GmbH & Co. KG

VOLKER WIRTH
Savings Bank Director, Chairman of the
Board of Managing Directors of Sparkasse
Singen-Radolfzell

NORBERT ZIPF
Employee representative of Landesbank
Baden-Württemberg

The compensation of and defined benefit pension commitments to members of the committees are broken down as follows:

EUR million	Board of Managing Directors 2012	Board of Managing Directors 2011	Supervisory Board 2012	Supervisory Board 2011
Remuneration				
Salaries, compensation and short-term benefits	4,1	4,0	1,0	1,1
Post-employment benefits (total obligations from defined benefit obligations)	12,0	11,9	0,0	0,0
Remuneration for former members and their dependents				
Salaries, compensation and short-term benefits	10,7	10,4	0,0	0,0
Post-employment benefits (total obligations from defined benefit obligations)	147,6	124,7	0,0	0,0

As at 31 December 2012, loans granted to members of the Board of Managing Directors and members of the Supervisory Board amounted to EUR 3 million (previous year: EUR 4 million), with the Supervisory Board accounting for most of this amount. A guarantee in the amount of EUR 1 million is currently in place for a member of the Supervisory Board.

Positions held.

Offices held by legal representatives of LBBW and members of the AidA Board of Managing Directors on statutory supervisory boards and similar supervisory bodies of large companies and banks, as well as offices held by employees of LBBW on statutory supervisory boards of large companies and banks are listed below:

Company	Position	Incumbent
AdCapital AG, Leinfelden-Echterdingen	Member of the Supervisory Board	Hans-Joachim Strüder
AKA Ausfuhrkredit GmbH, Frankfurt am Main	Member of the Supervisory Board	Joachim Landgraf
	Deputy Member of the Supervisory Board	Elvira Bergmann
Allgaier Werke GmbH, Uhingen	Member of the Supervisory Board	Hans-Jörg Vetter
B+S Card Service GmbH, Frankfurt am Main	Member of the Supervisory Board	Rudolf Zipf up to 31 March 2012
	Member of the Supervisory Board	Michael Horn since 23 May 2012
Bankhaus Ellwanger & Geiger KG, Stuttgart	Member of the Board of Directors	Michael Horn up to 2 August 2012
börse-Stuttgart AG, Stuttgart	Member of the Supervisory Board	Hans-Joachim Strüder
Bürgerliches Brauhaus Ravensburg-Lindau AG, Ravensburg	Deputy Chairman of the Supervisory Board	Prof. Harald R. Pfab up to 13 July 2012
Bürgschaftsbank Baden-Württemberg GmbH, Stuttgart	Member of the Supervisory Board	Claudia Diem up to 25 April 2012
	Member of the Supervisory Board	Jürgen Kugler
Bürgschaftsbank Sachsen GmbH, Dresden	Member of the Board of Directors	Prof. Harald R. Pfab
cellent AG, Stuttgart	Chairman of the Supervisory Board	Rudolf Zipf up to 15 March 2012
	Chairman of the Supervisory Board	Dr. Martin Setzer Member of the Supervisory Board since 1 July 2012 (Chairman since 23 July 2012)
	Deputy Chairman of the Supervisory Board	Andreas Zimber
	Deputy Chairman of the Supervisory Board	Thomas Zeler up to 15 March 2012
	Deputy Chairman of the Supervisory Board	Günter Mattinger Member of the Supervisory Board since 24 April 2012 (Deputy Chairman since 23 July 2012)
Deutscher Sparkassenverlag GmbH, Stuttgart	Member of the Supervisory Board	Hans-Jörg Vetter
European Commodity Clearing AG, Leipzig	Deputy Chairman of the Supervisory Board	Prof. Harald R. Pfab

Company	Position	Incumbent
Euwax AG, Stuttgart	Member of the Supervisory Board	Hans-Joachim Strüder
Grieshaber Logistik AG, Weingarten	Member of the Supervisory Board	Michael Horn
Herrenknecht AG, Schwanau	Chairman of the Supervisory Board	Hans-Jörg Vetter Member of the Supervisory Board since 11 January 2011 (Chairman since 24 September 2012)
HSBC Trinkaus & Burkhardt AG, Düsseldorf	Member of the Supervisory Board	Hans-Jörg Vetter
LBBW Asset Management Investmentgesellschaft mbH, Stuttgart	Chairman of the Supervisory Board	Hans-Joachim Strüder
	Deputy Chairman of the Supervisory Board	Dr. Peter M. Haid
	Member of the Supervisory Board	Helmut Dohmen
	Member of the Supervisory Board	Dr. Peter Merk
LBBW Bank CZ a.s., Prague	Chairman of the Supervisory Board	Michael Horn
	Member of the Supervisory Board	Ingo Mandt
	Member of the Supervisory Board	Andreas Fohrmann up to 29 February 2012
	Member of the Supervisory Board	Prof. Harald R. Pfab
	Member of the Supervisory Board	Anastasios Agathagelidis since 1 April 2012
LBBW Immobilien GmbH, Stuttgart	Chairman of the Supervisory Board	Hans-Jörg Vetter up to 28 March 2012
	Member of the Supervisory Board	Ingo Mandt up to 28 March 2012
	Member of the Supervisory Board	Rudolf Zipf up to 28 March 2012
LBBW Luxemburg S.A., Luxembourg	Chairman of the Supervisory Board	Ingo Mandt
	Deputy Member of the Supervisory Board	Hans-Joachim Strüder
	Member of the Supervisory Board	Berthold Veil
LBBW (Schweiz) AG, Zurich	Chairman of the Board of Directors	Dr. Peter M. Haid
LHI Leasing GmbH, Pullach	Chairman of the Supervisory Board	Hans-Jörg Vetter
	Member of the Supervisory Board	Rudolf Zipf up to 31 March 2012
	Member of the Supervisory Board	Ingo Mandt
	Member of the Supervisory Board	Karl Manfred Lochner since 1 April 2012
MKB Mittelrheinische Bank GmbH, Koblenz	Chairman of the Supervisory Board	Karl Manfred Lochner since 1 April 2012
	Deputy Chairman of the Supervisory Board	Michael Horn up to 30 June 2012
	Deputy Chairman of the Supervisory Board	Ingo Mandt Supervisory Board Member since 1 April 2011 (Deputy Chairman since 14 September 2012)
	Member of the Supervisory Board	Stefan Zeidler since 1 July 2012
MMV-Leasing GmbH, Koblenz	Chairman of the Advisory Board	Karl Manfred Lochner since 1 April 2012
	Deputy Chairman of the Advisory Board	Michael Horn up to 30 June 2012
	Deputy Chairman of the Advisory Board	Ingo Mandt Member of the Advisory Board since 1 April 2011 (Deputy Chairman since 14 September 2012)
	Advisory Board	Stefan Zeidler since 1 July 2012
Schlossgartenbau AG, Stuttgart	Chairman of the Supervisory Board	Achim Kern
	Member of the Supervisory Board	Dieter Hildebrand
Schweizerische National-Versicherungs-Gesellschaft, Basel	Member of the Board of Directors	Hans-Hörg Vetter
Siedlungswerk Gemeinnützige Gesellschaft für Wohnungs- und Städtebau mbH, Stuttgart	Deputy Chairman of the Supervisory Board	Michael Horn
SOTRADA AG i. L., Stuttgart	Chairman of the Supervisory Board	Dr. Armin Brendle up to 11 April 2012

Company	Position	Incumbent
SüdFactoring GmbH, Stuttgart	Chairman of the Supervisory Board	Karl Manfred Lochner Member of the Supervisory Board since 1 January 2012 (Chairman since 12 March 2012)
	Deputy Chairman of the Supervisory Board	Ingo Mandt Member of the Supervisory Board since 1 January 2012 (Deputy Chairman since 8 February 2012)
	Member of the Supervisory Board	Norwin Graf Leutrum von Ertingen since 2 February 2012
SüdLeasing GmbH, Stuttgart	Chairman of the Supervisory Board	Karl Manfred Lochner Member of the Supervisory Board since 1 January 2012 (Chairman since 12 March 2012)
	Deputy Chairman of the Supervisory Board	Ingo Mandt Member of the Supervisory Board since 1 January 2012 (Deputy Chairman since 12 March 2012)
	Member of the Supervisory Board	Norwin Graf Leutrum von Ertingen since 2 February 2012
Universal-Investment-Gesellschaft mbH, Frankfurt am Main	Member of the Supervisory Board	Hans-Joachim Strüder
Vorarlberger Landes- und Hypothekenbank, Bregenz	Member of the Supervisory Board	Michael Horn
Wüstenrot Bank AG Pfandbriefbank, Ludwigsburg	Member of the Supervisory Board	Hans-Joachim Strüder
Wüstenrot & Württembergische AG, Stuttgart	Member of the Supervisory Board	Michael Horn from 15 February 2012 to 5 September 2012

Further information.

CONTENTS

Responsibility statement.

To the best of our knowledge, and in accordance with the applicable financial reporting framework, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group, and the group management report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected future development of the Group.

Stuttgart, Karlsruhe, Mannheim, and Mainz, 22 March 2013

The Board of Managing Directors



HANS-JÖRG VETTER
Chairman



MICHAEL HORN
Deputy Chairman



KARL MANFRED LOCHNER



INGO MANDT



HANS-JOACHIM STRÜDER

Auditor's report.

We have audited the consolidated financial statements prepared by Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim, and Mainz, comprising the income statement, total comprehensive income, balance sheet, statement of changes in equity, cash flow statement, and notes, together with the group management report for the business year from 1 January to 31 December 2012. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a Abs. 1 HGB (Handelsgesetzbuch »German Commercial Code«) are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB (Handelsgesetzbuch »German Commercial Code«) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Stuttgart, 27 March 2013

KPMG AG, Wirtschaftsprüfungsgesellschaft



KOCHOLL
Wirtschaftsprüfer



EISELE
Wirtschaftsprüfer

Note regarding forward-looking statements.

This Annual Report contains forward-looking statements. Forward-looking statements are identified by the use of words such as »expect«, »intend«, »anticipate«, »plan«, »believe«, »assume«, »aim«, »estimate«, »will«, »shall«, »forecast« and similar expressions. These statements are based on the current estimates and forecasts by the Board of Managing Directors as well as on currently available information. Forward-looking statements are not deemed to be guarantees of the future developments and results set out therein and involve a number of risks and uncertainties. If any of these or other risks or uncertainties occur, or if the assumptions underlying any of these statements prove incorrect, the actual results may differ materially from those expressed or implied by such statements.

The LBBW Group assumes no obligation to continuously update any forward-looking statements, as these are based solely on the circumstances valid on the day of publication.

Advisory Board.

Members.

PROFESSOR DR. ULRICH ABSHAGEN[1)]
Sole shareholder of Heidelberg Innovation Fonds Management GmbH, Heidelberg

WILLEM G. VAN AGTMAEL[1)]
Honorary Consul of the Kingdom of the Netherlands,
Member of the Advisory Board of E. Breuninger GmbH & Co., Stuttgart

THOMAS ARTMANN[1)]
Karlsruhe

DR. STEFAN ASENKERSCHBAUMER
Managing Director of Robert Bosch GmbH, Gerlingen

HELMUT AURENZ[1)]
Honorary Consul of Estonia, Senator h.c.
Managing Partner of Helmut Aurenz GmbH & Co. KG, Ludwigsburg

BARBARA BAUER
Member of the Board of Evangelische Landeskirche in Baden, Karlsruhe

HUBERTUS VON BAUMBACH
Member of the Management of Boehringer Ingelheim GmbH, Ingelheim am Rhein

ALBERT BERNER[1)]
Chairman of the Supervisory Board of Berner Gruppe, Künzelsau

DIPL.-VOLKSWIRT ANDREAS BÖHM[1)]
until 16 July 2012
Managing Director of Liebherr-International Deutschland GmbH, Biberach

DR. CHRISTOF BOSCH[1)]
Königsdorf

PETER BOUDGOUST
Director of Südwestrundfunk, Stuttgart

PEER-MICHAEL DICK[1)]
Lawyer, General Manager of SÜDWESTMETALL Verband der Metall- und Elektroindustrie Baden-Württemberg e.V., Stuttgart

DIPL.-KFM. WOLF-GERD DIEFFENBACHER[1)]
Managing Partner of
Dieffenbacher GmbH + Co. KG, Eppingen

RALF DIETER[1)]
Chairman of the Board of Managing Directors of Dürr AG, Bietigheim-Bissingen

PROFESSOR DR. RER. POL. ANDREAS DULGER[1)]
Honorary Consul of the Republic of Paraguay,
Chairman of the Management of ProMinent Dosiertechnik GmbH, Heidelberg

DR. HANS-ULRICH ENGEL
Member of the Board of Managing Directors of BASF SE, Ludwigshafen

DIPL.-ING. LIC. OEC. KLAUS ENSINGER[1)]
Managing Director of Ensinger GmbH Technische Kunststoffe, Nufringen

DR. ALEXANDER ERDLAND
Chairman of the Board of Managing Directors of Wüstenrot & Württembergische AG, Stuttgart

DR. MARKUS FAULHABER
as of 1 June 2012
Chairman of the Board of Managing Directors of Allianz Lebensversicherungs-AG, Stuttgart

PROFESSOR E.H. KLAUS FISCHER[1)]
Senator E.h. mult.
Owner and Chairman of the Management of the fischer Group,
fischer holding GmbH & Co. KG, Waldachtal

DR. WOLFGANG FISCHER
Member of the Boards of Managing Directors of Stuttgarter Versicherungsgruppe, Stuttgart

PROFESSOR DR. DR. H.C. MULT. WOLFGANG FRANZ[1)]
Mannheim

DR. WOLFRAM FREUDENBERG[1)]
Chairman of the Committee of the Owners of Freudenberg & Co. KG, Weinheim

HANS-GEORG FREY
Chairman of the Board of Managing Directors of Jungheinrich AG, Hamburg

DIPL.-KFM. KLAUS FURLER[1)]
Managing Partner of Koehler Holding GmbH & Co. KG, Oberkirch

DIPL.-KFM. HORST H. GEIDEL[1)]
Chairman of the Supervisory Board of Behr GmbH & Co. KG, Stuttgart

DR. JÜRGEN GUTBROD[1)]
Managing Partner of W. Kohlhammer GmbH, Stuttgart

DR. RAINER HÄGELE
Director General (retired), Stuttgart

HANS-GEORG HÄRTER[1)]
until 30 April 2012
Salzweg

THOMAS HANDTMANN[1)]
since 25 February 2013
Managing Director of Albert Handtmann Holding GmbH & Co. KG, Biberach

HANS-JOACHIM HAUG
Director, Chairman of the Board of Managing Directors of Württembergische Gemeinde-Versicherung a.G., Stuttgart

DR. JOHANNES HAUPT[1)]
Chairman of the Management/
CEO of E.G.O. Elektro-Gerätebau GmbH, Oberderdingen

DIPL.-ING. BERNDT HELLER[1)]
Senator E.h.,
Chairman of the Supervisory Board of Gebr. Heller Maschinenfabrik GmbH, Nürtingen

HANS JOCHEN HENKE
Lawyer, State Secretary (retired), Stuttgart

DR. CHRISTOPHER HERMANN
Chairman of the Board of Managing Directors of AOK Baden-Württemberg, Stuttgart

TILMANN HESSELBARTH
Chairman of the Board of Managing Directors of LBS Landesbausparkasse Baden-Württemberg, Stuttgart

MICHAEL HIMMELSBACH
Archiepiscopal Bishopric, Seat of the Freiburg Archdiocese, Freiburg i. Br.

DR.-ING. RAINER HOFMEISTER[1)]
Managing Partner of
HGI Gewerbeimmobilien GmbH & Co. KG and Managing Director of industrie automation GmbH & Co. KG, Heidelberg

S.D. KRAFT ERBPRINZ ZU HOHENLOHE-OEHRINGEN[1)]
Fürst zu Hohenlohe-Oehringen'sche Verwaltung, Öhringen

1) At the same time member of the Advisory Board of Baden-Württembergische Bank.

S. H. KARL FRIEDRICH FÜRST VON HOHENZOLLERN LIC. RER. POL.[1]
Unternehmensgruppe
Fürst von Hohenzollern, Sigmaringen

HARTMUT JENNER[1]
Chairman of the Management of
Alfred Kärcher GmbH & Co. KG
Reinigungssysteme, Winnenden

PROFESSOR DR.-ING. HEINZ K. JUNKER[1]
Chairman of the Management of
MAHLE GmbH, Stuttgart

DANIEL F. JUST
since 25 February 2013
Chairman of the Board of Managing
Directors of Bayerische Versorgungskammer, Munich

HEINZ KÄLBERER
Lord Mayor (retired) of the Town of
Vaihingen an der Enz

DIPL.-KFM. DIRK KALIEBE[1]
Member of the Board of Managing Directors
of Heidelberger Druckmaschinen AG,
Heidelberg

JOACHIM KALTMAIER[1]
Member of the Management of
Würth-Gruppe, Künzelsau

DR. MARTIN KASTRUP
Member of the Board and Head of Finance
and IT at Evangelische Landeskirche in
Württemberg, Stuttgart

DR. RER. POL. ERWIN KERN[1]
Chairman of the Board of Managing
Directors of Kies und Beton AG Baden-Baden,
Iffezheim

DR. HANS-EBERHARD KOCH[1]
Managing Director of Witzenmann GmbH,
Pforzheim

PROFESSOR DR. RENATE KÖCHER
Managing Director of Institut für
Demoskopie Allensbach Gesellschaft zum
Studium der öffentlichen Meinung mbH,
Allensbach am Bodensee

DIPL.-VOLKSWIRT STEFAN KÖLBL[1]
Chairman of the Boards of Managing
Directors of DEKRA e.V./DEKRA AG,
Stuttgart

THOMAS KÖLBL[1]
Member of the Board of Managing
Directors of Südzucker AG, Mannheim/
Ochsenfurt, Mannheim

ANDREAS KOHM[1]
Partner of the mail-order business Klingel
K-Mail-Order GmbH & Co. KG, Pforzheim

DIETMAR KRAUSS
Managing Director, Seat of the Rottenburg-Stuttgart Diocese, Rottenburg

DR.-ING. DIETER KRESS[1]
Managing Partner of MAPAL Präzisionswerkzeuge Dr. Kress KG, Aalen

HARALD KROENER[1]
Chairman of the Board of Managing
Directors of Wieland-Werke AG, Ulm

DR. PETER KULITZ[1]
as of 20 September 2012
President of the Ulm Chamber of Industry
and Commerce, Ulm

ANDREAS LAPP[1]
Honorary Consul of India,
Chairman of the Board of Managing
Directors of Lapp Holding AG, Stuttgart

VITTORIO LAZARIDIS
City Councillor, Stuttgart

DR. PHIL. NICOLA LEIBINGER-KAMMÜLLER[1]
Chairman of the Management,
Managing Partner of TRUMPF
GmbH + Co. KG, Ditzingen

DR. HUBERT LIENHARD[1]
Chairman of the Management of
Voith GmbH, Heidenheim

DIETER MAIER[1]
Stuttgart

DR. UTE MAIER
Chairman of the Board of Managing
Directors of Kassenzahnärztliche
Vereinigung Baden-Württemberg, Tübingen

DIPL.-VOLKSWIRT DR. VOLKMAR MAIR[1]
Chairman of the Advisory Board of
MAIRDUMONT GmbH & Co. KG,
Ostfildern

DR. HARALD MARQUARDT[1]
Managing Director of Marquardt GmbH,
Rietheim-Weilheim

DIPL.-KFM. MICHAEL MÖLLEKEN[1]
Member of the Board of Managing
Directors of Festo AG & Co. KG, Esslingen

DR. HERBERT MÜLLER[1]
Honorary Consul of Finland,
Hessigheim

DR. MICHAEL MÜNZING[1]
Managing Partner of
Münzing Chemie GmbH, Heilbronn

KLAUS MUTSCHLER[1]
Zurich

ASS. JUR. HEINZ OHNMACHT
Managing Director, Chairman of the
Boards of Managing Directors of
Badischer Gemeinde-Versicherungs-Verband, Badische Allgemeine
Versicherung AG, Karlsruhe

DR. JOACHIM OTT[1]
Chairman of the Management of
Bilfinger Berger Facility Services GmbH,
Neu-Isenburg

DR. WOLFGANG PALM[1]
Managing Partner of
Papierfabrik Palm GmbH & Co. KG, Aalen

MARTIN PETERS[1]
Managing Partner of Unternehmensgruppe Eberspächer, Esslingen

HANS H. PFEIFER
City Councillor, Stuttgart

DIPL.-WIRTSCH.-ING. HANS DIETER PÖTSCH
Member of the Board of Managing
Directors of VOLKSWAGEN Aktiengesellschaft, Wolfsburg

MARTIN PUTSCH, MBA
Managing Partner of
Putsch GmbH & Co. KG, Kaiserslautern

DR. RICHARD REBMANN[1]
Managing Director of Südwestdeutsche
Medien Holding GmbH, Stuttgart

FRANK REIMOLD
Director of Kommunaler Versorgungsverband Baden-Württemberg, Karlsruhe

DIPL.-BETRIEBSWIRT CLEMENS ROSENSTIEL[1]
Managing Director of IMS Gear GmbH,
Donaueschingen

DIPL.-ING. ULRICH RUETZ
Ludwigsburg

1) At the same time member of the Advisory Board of Baden-Württembergische Bank.

DR. THOMAS SCHÄUBLE[1)]
until 3 January 2013, deceased
Sole Managing Director of
Badische Staatsbrauerei Rothaus AG,
Grafenhausen-Rothaus

GERHARD SCHICK[1)]
until 30 June 2012
Gaildorf

PROFESSOR H. C. DIPL.-ING. KARL SCHLECHT[1)]
Board of Managing Directors of
Karl Schlecht-Gemeinnützige Stiftung (K.S.G.),
Aichtal

DIPL.-KFM. EDUARD SCHLEICHER[1)]
Personally liable Partner of
SCHWENK Zement KG, Ulm

DIPL.-BETRIEBSWIRT MARTIN SCHOMAKER[1)]
Chairman of the Board of Managing
Directors of R. Stahl AG, Waldenburg

GERHARD SCHÜRMANN[1)]
until 17 December 2012
Director of Walter Frey Holding AG, Zurich

DR. ROBERT SCHULER-VOITH[1)]
Göppingen

DIETER SCHWARZ[1)]
General Manager of Unternehmensgruppe
Schwarz, Neckarsulm

HEINZ SEIFFERT[1)]
as of 20 September 2012
District Administrator of the
District of Alb-Donau, Ulm

HUBERT SEITER
President, Chairman of the Management
of Deutsche Rentenversicherung
Baden-Württemberg, Stuttgart

DR. ALEXANDER SELENT[1)]
Dep. Chairman of the Board of Managing
Directors of FUCHS PETROLUB AG,
Mannheim

ARMIN SOHLER[1)]
Auditor/Accountant, Partner of Ernst &
Young Wirtschaftsprüfungsgesellschaft,
Heilbronn

DR. STEFAN SOMMER[1)]
as of 1 May 2012
Chairman of the Board of Managing
Directors of ZF Friedrichshafen AG,
Friedrichshafen

DR.-ING. HANS-JOCHEM STEIM[1)]
Chairman of the Supervisory Board of
Hugo Kern und Liebers GmbH & Co.,
Schramberg

DIPL.-ING. HANS PETER STIHL[1)]
Honorary Consul General of Singapore,
Personally liable Partner of STIHL Holding
AG & Co. KG, Waiblingen

DR. H. C. MULT. SYBILL STORZ[1)]
Managing Director of
KARL STORZ GmbH & Co. KG, Tuttlingen

DR. H. C. ERWIN TEUFEL
Minister-President (retired), Spaichingen

DIPL.-KFM. MARIO TRUNZER
as of 16 July 2012
Managing Director of Liebherr-Werk
Ehingen GmbH, Ehingen

BODO UEBBER
Member of the Board of Managing
Directors of Daimler AG, Stuttgart

DR. H. WERNER UTZ[1)]
Chairman of the Board of Managing
Directors Uzin Utz AG, Ulm

UDO J. VETTER[1)]
Partner of Vetter Pharma Fertigung
GmbH & Co. KG, Ravensburg

HANS-PETER VILLIS[1)]
Castrop-Rauxel

OLIVER VOERSTER[1)]
Managing Partner of Koch,
Neff & Volckmar GmbH, Stuttgart

S. D. JOHANNES FÜRST ZU WALDBURG-WOLFEGG UND WALDSEE[1)]
Wolfegg

S. E. ERICH ERBGRAF VON WALDBURG-ZEIL[1)]
Leutkirch

THEKLA WALKER
City Councillor, Stuttgart

DIPL.-ING. SIEGFRIED WEISHAUPT[1)]
Managing Partner of
Max Weishaupt GmbH, Schwendi

MATTHIAS WISSMANN[1)]
Minister (retired), Lawyer,
President of the German Association of
the Automotive Industry e.V., Partner
of Rechtsanwaltskanzlei Wilmer Cutler
Pickering Hale and Dorr LLP, Berlin

RUDOLF F. WOHLFARTH
as of 17 December 2012
Chairman of the Management of the
Emil Frey Gruppe Deutschland, Stuttgart

ULRICH-BERND WOLFF VON DER SAHL
Chairman of the Boards of Managing
Directors of SV SparkassenVersicherung,
Stuttgart

S. K. H. FRIEDRICH HERZOG VON WÜRTTEMBERG[1)]
Friedrichshafen

DIPL.-ING. JÜRGEN ZEEB
City Councillor, Chairman of the
FREIE WÄHLER Parliamentary Group in the
City Council of the State Capital Stuttgart

DR. MAXIMILIAN ZIMMERER
until 31 May 2012
Member of the Board of Managing
Directors of Allianz SE, München

DIPL.-VOLKSWIRT ARTHUR J. ZIMMERMANN[1)]
Managing Partner, Member of the Board
of Managing Directors of Ernst Klett
Aktiengesellschaft, Stuttgart

PROFESSOR DR. DR. H. C. WALTHER ZÜGEL[1)]
Stuttgart

1) At the same time member of the Advisory Board of Baden-Württembergische Bank.

LBBW

www.LBBW.de
kontakt@LBBW.de

THE ANNUAL REPORT ONLINE

http://annualreport12.lbbw.com

PUBLISHER'S INFORMATION

Published by:
Landesbank Baden-Württemberg

Am Hauptbahnhof 2
D-70173 Stuttgart

www.LBBW.de
kontakt@LBBW.de

The Annual Report is also available in German.

Concept & Realization:
Landesbank Baden-Württemberg

PrePress:
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Printing:
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The LBBW Group at a glance.

Landesbank Baden-Württemberg (LBBW).

As a universal and commercial bank, LBBW, together with its regional retail banks BW-Bank, Rheinland-Pfalz Bank, and Sachsen Bank, offers every type of business provided by a modern bank in over 200 branches and offices.

Strategically, LBBW focuses on its customer-oriented core business with growth prospects especially in the regions of Baden-Württemberg, Rhineland-Palatinate, and Saxony, and the respective neighboring regions. Business activities focus on corporate and private customers as well as the savings banks there. This is backed up by efficient real estate finance and capital market products, also for institutional customers.

As the umbrella of the LBBW Group, LBBW (Bank) performs a controlling function within the Group. The management of key accounts operating across Germany and internationally, the capital markets business, the real estate financing and the Bank's function as the central bank for savings banks in Baden-Württemberg, Rhineland-Palatinate, and Saxony are also based here.

Baden-Württembergische Bank (BW-Bank).

BW-Bank's customer portfolio contains corporate and private customers and focuses on the core market of Baden-Württemberg; since 2011 it has also selectively supported corporate customers in Bavaria. BW-Bank targets SMEs. In addition, it provides wealth management for high-net-worth customers.

Within the state capital of Stuttgart BW-Bank acts as a savings bank.

Rheinland-Pfalz Bank.

Rheinland-Pfalz Bank focuses particularly on SME business in Rhineland-Palatinate, North-Rhine Westphalia and Hesse. It also handles wealthy private customers in its core market of Rhineland-Palatinate and neighboring regions.

Sachsen Bank.

The LBBW Group uses Sachsen Bank to pool its medium-sized corporate customer and high-net-worth private customer business in Saxony and the neighboring economic areas.

Additional Group Companies.

The range of services and products offered by LBBW is diversified and enhanced by subsidiaries specializing in specific business areas, such as leasing, factoring, asset management, real estate and equity funding.

Landesbank Baden-Württemberg
Headquarters

Stuttgart
D-70144 Stuttgart
Am Hauptbahnhof 2
D-70173 Stuttgart
Phone +49 (0) 711 127-0
Fax +49 (0) 711 127-43544
www.LBBW.de
kontakt@LBBW.de

Karlsruhe
D-76245 Karlsruhe
Ludwig-Erhard-Allee 4
D-76131 Karlsruhe
Phone +49 (0) 721 142-0
Fax +49 (0) 721 142-23012
www.LBBW.de
kontakt@LBBW.de

Mannheim
D-68003 Mannheim
Augustaanlage 33
D-68165 Mannheim
Phone +49 (0) 621 428-0
Fax +49 (0) 621 428-72591
www.LBBW.de
kontakt@LBBW.de

Mainz
D-55098 Mainz
Große Bleiche 54 - 56
D-55116 Mainz
Phone +49 (0) 6131 64-37800
Fax +49 (0) 6131 64-35701
www.LBBW.de
kontakt@LBBW.de

Landesbank Baden-Württemberg

LB≡BW